As filed with the Securities and Exchange Commission on April 28, 2014

Registration No. 333-195388

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chukong Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3A-20, Focus Square,

6 Futong East Avenue, Beijing 100102

People’s Republic of China

+86 (10) 84783860

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

PunchBox USA Inc.

931 Hamilton Ave.

Menlo Park, CA 94025

+1 (650) 241 1793

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700	Chris Lin, Esq. Simpson Thacher & Bartlett ICBC Tower, 35/F 3 Garden Road, Central Hong Kong (+852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(4)
Class A ordinary shares, par value US$0.000002 per share(2)(3)	US$150,000,000	US$19,320

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that are issuable upon exercise of the underwriters’ option to purchase additional shares. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated                      , 2014

                     American Depositary Shares

Chukong Holdings Limited

Representing              Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, each representing              of our Class A ordinary shares.

We are offering              ADSs. [The selling shareholders identified in this prospectus are offering an additional              ADSs.] Each ADS represents              of our Class A ordinary shares, par value US$0.000002 per share. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

Prior to this offering, there has been no public market for our ADSs or our Class A ordinary shares. It is currently estimated that the initial public offering price per ADSs will be between US$             and US$            . We have applied to list the ADSs on the NASDAQ Global Market, under the symbol “            .”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be subject to reduced reporting requirements.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying the ADSs.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders]	US$	US$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have an option to purchase up to an additional              ADSs from us [and the selling shareholders] at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share at any time. Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon the completion of this offering, our existing shareholders will own an aggregate of              Class B ordinary shares, which will represent         % of the then total voting power of our outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of our Class A ordinary shares will own an aggregate of              Class A ordinary shares, which will represent         % of the then total voting power of our outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2014.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	CHINA RENAISSANCE

The date of this prospectus is                     , 2014

触控科技
Chukong Technologies

MAU
58.7 Million

DAU
10.2 Million

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We [and the selling shareholders] have not authorized anyone to provide you with information different from that contained in this prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We [and the selling shareholders] have not taken any action to permit a public offering of the ADSs outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. In addition, we commissioned iResearch Consulting Group, or iResearch, a third-party market research firm, to prepare a report for the purpose of providing various industry and other information and illustrating our position in the mobile gaming industry in China. Information from the report prepared by iResearch appears in “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus. We have taken such care as we consider reasonable in the reproduction and extraction of information from the iResearch Report and other third-party sources.

Overview

We operate an innovative mobile entertainment platform, offering a full suite of solutions and services to enable developers worldwide to efficiently develop, publish and monetize content and providing a highly engaging mobile entertainment experience to our users. We seek to create significant value to our business partners and users.

For mobile content developers, we enable them to develop popular content with high efficiency and publish and monetize their content with ease. Our suite of solutions and services consists of world-leading Cocos open-source engines, a content design toolkit and content publishing services, such as game operation, payment service, content localization, data analytics, technical support and advertising service. According to iResearch, the Cocos2d-x open-source game engine, which we develop and maintain, was the most adopted engine among the 100 top grossing games on both iOS and Android in 2013 in China, United States and Taiwan. As a result of the significant value we create for content developers, we have become a trusted publishing partner for leading mobile content developers in China. We published three out of the top four mobile games in China as measured by gross billing in 2013, according to iResearch.

For mobile users, we deliver an engaging mobile entertainment experience. We offer an extensive portfolio of in-house developed and licensed popular mobile games and other rich entertainment content, provide an interactive user system and deliver convenient payment options. We have experienced significant growth in our user base, as evidenced by increases in our average monthly active users, or MAUs, and average daily active users, or DAUs, for our games from 21.6 million and 3.1 million, respectively, in the first quarter of 2012, to 58.7 million and 10.2 million, respectively, in the first quarter of 2014.

In addition, we seek to create value to other participants in the mobile entertainment ecosystem, including mobile content distribution channels and mobile carriers by enriching their content offerings and monetizing their user base. According to iResearch, we were the largest mobile game revenue contributor to each of China Mobile, China Unicom and China Telecom in 2013, primarily through the fee sharing arrangements we had with these mobile carriers as payment channels for many of our self-developed games and licensed third-party games.

Our mission is to become a leading global mobile entertainment platform. We are pioneering a business model that provides significant long-term value to our business partners and users, fosters a healthy expansion of the mobile entertainment ecosystem and drives our own long-term growth and profitability.

Our platform is comprised of the following core components:

Mobile Content Development Solutions

As mobile content developers are the key for the mobile entertainment ecosystem, we are committed to investing in leading technologies and providing integrated solutions that enable developers to efficiently develop and deliver high-quality mobile entertainment content to users.

We develop and maintain one of the most widely adopted open-source mobile game engines in the world, Cocos2d-x. To meet the evolving technological needs and rapidly-changing user preferences, we have further developed Cocos-HTML5 to support the development of HTML5-based mobile games. We are also developing another advanced version of Cocos engines to support the development of mobile 3D games. Together with Cocos2d-x, these advanced versions of Cocos engines offer developers a comprehensive range of open-source solutions that can meet their various development needs, free of charge. In addition, the robust architecture of the Cocos engines enables developers to easily render sensational visual effects, extending its application beyond mobile games. Since 2010, Cocos engines have been downloaded more than 1.1 million times across the globe. As more developers use and contribute to the Cocos engines, these engines evolve faster and provide even better and more efficient solutions to the mobile entertainment community, thereby creating a virtuous cycle.

Powered by our Cocos engines, we also offer CocoStudio, a content development and design toolkit to streamline and simplify the creation of in-game user interfaces, graphics and sound effects. It allows game developers to improve their design efficiency and shorten the time to market. In addition, we provide payment channel integration solutions, proprietary data analytics and localization capabilities, which offer developers with insightful metrics to optimize their games, resulting in higher user engagement and monetization.

Furthermore, we strengthen our connections to the content developer community by organizing online forums and offline conventions. We believe our website, CocoaChina.com, is the largest online forum for iOS mobile content developers in China with approximately 311,000 registered members as of the date of this prospectus. CocoaChina Developers Convention, a semi-annual offline convention organized by us, has become one of the most important events in the mobile game industry in China, with thousands of participants from every segment of the mobile entertainment ecosystem.

Although we do not generate any significant revenue from providing mobile content development solutions, we believe our open-source business model can help us generate goodwill and other indirect benefits that outweigh the costs of maintaining and improving the content development solutions, especially in the long term.

Mobile Entertainment Content

We deliver a highly engaging mobile entertainment experience to our users by offering an extensive portfolio of in-house developed games, licensed games and other mobile entertainment content, as well as our fast-growing interactive user system, Coco.

We have published 121 mobile games in operation as of March 31, 2014, including 20 self-developed and 101 licensed games. We are recognized by iResearch as one of the leading independent mobile game developers in China. Our Fishing Joy Series, including Fishing Joy I, Fishing Joy II and others, was among the top three mobile games in China in terms of gross billing in 2013, according to iResearch. Fishing Joy Series attracted 359.6 million total activations since launch and engaged 36.3 million average MAUs and 6.5 million average DAUs in the quarter ended March 31, 2014.

We collaborate with global entertainment content leaders to introduce innovative and appealing content to users. For example, our Art, Technologies & Humanities Design Studio, or ATH Studio, and Disney Mobile jointly developed Where’s My XiYangYang, a game featuring characters from the XiYangYang franchise, a highly popular cartoon series in China. Where’s My XiYangYang became the number one top paid game on iOS App Store in China within one week after launch.

In addition to games, we have developed other mobile content, including educational and digital reading applications. For example, we developed Ocean Adventures, an educational application that teaches children to recognize sea creatures, and trains their color- and shape-recognition abilities. Ocean Adventures became the number two top paid iPad application in the iOS App Store in China and the number one top paid iPad application in the iOS App Store’s Kids category within one week after launch. We also developed Kung Fu Tang Poetry, an educational application that teaches Tang poetry to pre-school children in an engaging way.

To enrich our user experience, we also offer Coco, our fast-growing interactive user system with in-game and cross-game social networking features, as well as integrated payment solutions. We believe that Coco paves the way to grow our user base as we integrate Coco into more popular games and cross promote more high-quality content through Coco. By growing and expanding our Coco user system, we expect to further enhance user experience and increase user stickiness, and thereby fuel our own growth.

Mobile Content Publishing and Monetization

We also operate an established publishing business and a robust advertising network, which create significant value for mobile content developers, content distribution channels and mobile carriers. We collaborate with leading global and regional content providers, including Konami, Gameloft, Fincon, Locojoy and Yinhan to publish their top-ranked games, such as Hello Hero (“ ”), Space Hunter (“ ”), I am MT Online (“ MT Online”) and Qin’s Moon (“ ”). We also operate a fast-growing international game publishing business. For example, we published Beauty of the Qin Dynasty (“ ”) in Korea in October 2013. By the end of the month, it had become the number one action game on the iOS App Store and the number four Arcade & Action game on Google Play in Korea.

As a large number of popular mobile games are developed with the Cocos engines and technical assistance from our engine maintenance team at the development stage, we have an early access to mobile content, which enables us to identify popular content with potential to succeed. In addition, we help mobile content providers connect with over 300 distribution channels, link with major payment channels, run targeted advertising campaigns and promotions, collect insightful business analytics and receive ongoing technical support. Our publishing expertise, coupled with our strong localization capabilities and our broad and efficient distribution network, including substantially all leading mobile content distribution channels in China, enables us to efficiently reach a large and high quality user base. We believe these make us a trusted partner for mobile content developers and help us license popular games from them with favorable terms at times. In turn, our high quality content helps us further strengthen the relationship with distribution channels, as well as garner the channels’ commitment to prioritize their resources in distributing and promoting our content, creating another virtuous cycle.

We generally pay a certain upfront fee or a minimum guarantee fee to third-party game developers, and then share the gross billing generated from those licensed games with such game developers pursuant to the agreed sharing percentage. Generally, approximately 30% to 50% of the net billing generated from our licensed games after deducting distribution and other expenses is distributed to third-party game developers, and approximately 50% to 70% is kept by us as the game publisher.

We operate a mobile advertising network to promote content developed by ourselves as well as third-party developers and help monetize user traffic. Leveraging our strong data analytics capability, we are able to analyze the user traffic on our platform and deliver advertisements in a targeted and precise manner. Our mobile advertising network provides effective marketing and additional monetization opportunities to developers, which in turn would contribute to our revenue growth.

We have achieved significant growth in our business since our inception in November 2010. Our revenues increased from RMB8.7 million in 2011 to RMB76.5 million in 2012 and to RMB554.8 million (US$91.6 million) in 2013, and from RMB105.1 million in the three months ended March 31, 2013 to RMB237.4 million (US$38.2 million) in the three months ended March 31, 2014. We had a net loss of RMB88.3 million (US$14.6 million) in 2013, as compared to a net loss of RMB52.1 million and RMB28.9 million in 2012 and 2011, respectively. We had a net income of RMB12.8 million (US$2.1 million) in the three months ended March 31, 2014, as compared to a net income of RMB1.2 million in the same period in 2013.

Our Industry

The mobile game industry in China is experiencing rapid growth. According to iResearch, China has the largest mobile internet user population in the world, with 500 million users in 2013 and expected to reach 745 million by the end of 2017, representing an annual compound growth rate, or CAGR, of 10.5%. Furthermore, a large number of these mobile internet users are mobile game players. According to iResearch, the number of mobile game players in China is expected to grow from 188 million in 2013 to 526 million in 2017, representing a CAGR of 29.3%. Driven by this large game player base, China’s mobile game market revenue is expected to grow from RMB14.9 billion in 2013 to RMB70.6 billion in 2017, representing a CAGR of 47.6%. The mobile game market is expected to grow much faster than the PC client-based game and webgame markets.

We believe that the mobile game industry in China is likely to continue its strong growth for the foreseeable future, due to the following factors:

•	increasing penetration of mobile devices;

•	better technology and infrastructure to support mobile devices;

•	increasing mobile internet and mobile broadband penetration;

•	growing trend for people to enjoy entertainment on their mobile devices; and

•	increasing popularity of mobile games relative to other forms of mobile entertainment.

Around the world, the mobile game industry is also experiencing robust growth. According to iResearch, the number of global mobile internet users is expected to grow from 1.9 billion in 2013 to 3.0 billion in 2017, representing a CAGR of 12.1%. According to iResearch, the mobile game market in the U.S. is expected to grow from US$1.8 billion in 2013 to US$3.8 billion in 2017, representing a CAGR of 20.6%, while the same market in Korea is expected to reach US$1.2 billion by end of 2013, representing an annual growth rate of 65.2% from 2012.

Our Strategies

We intend to achieve our mission through the following key strategies:

•	continue to strengthen our technological capabilities and optimize development solutions;

•	continue to develop, license, and publish popular mobile entertainment content;

•	expand our interactive user system;

•	increase monetization opportunities;

•	expand into the international markets; and

•	pursue strategic acquisitions and partnerships.

Our Challenges

Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, but not limited to, the following:

•	our ability to accurately evaluate and assess our operating performance and future prospects in a new and rapidly changing industry;

•	our ability to achieve and sustain profitability in the future;

•	our ability to continue to develop and license popular games and diversify our game portfolio;

•	our ability to maintain the popularity of our existing top games by successfully operating and improving them to satisfy the changing demands of game players;

•	our ability to retain existing paying players, increase the amount that our players spend and attract new paying players efficiently;

•	our ability to maintain good relationships with third-party content providers and licensors, distribution channels, mobile carriers and other business partners;

•	our ability to continue to expand the adoption of the Cocos engines and the content developer community; and

•	our ability to compete successfully.

In addition, we are subject to risks and uncertainties related to our corporate structure and doing business in China, including, but not limited to:

•	risks associated with our control of our variable interest entities, which is based upon contractual arrangements rather than equity ownership. If the PRC authorities determine that our contractual arrangements do not comply with applicable PRC laws and regulations, we could be subject to severe penalties. In addition, our contractual arrangements may not be as effective in providing operational control as direct ownership; and

•	risks associated with potential conflicts of interests between the fiduciary duties owed by the equity owners of our variable interest entities to such entities and us under PRC and Cayman Islands laws, respectively, and the lack of an effective mechanism between these different jurisdictions to resolve these conflicts.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Our Corporate History and Structure

We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and our consolidated affiliated entities in China. We started our operations in April 2010 when our founders established Beijing Chukong Technology Co., Ltd., or Chukong Technology, in China. In order to facilitate foreign investment in our company, our holding company, Directouch Holdings Limited, was incorporated in the Cayman Islands in November 2010, and subsequently changed its name to Chukong Holdings Limited in January 2014. In December 2010, we established Directouch Management Limited, or Chukong HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Chukong HK established a wholly owned PRC subsidiary, Beijing Chukong Aipu Technology Co., Ltd., or Chukong Beijing, in April 2011. In October 2011, we established PunchBox USA Inc., or Chukong USA, a wholly owned subsidiary in the United States. In August 2013, Chukong HK established Chukong Technology Korea, Inc., or Chukong Korea, a wholly owned subsidiary, in Korea.

The following diagram illustrates our corporate structure, including our principal operating entities, as of the date of this prospectus:

*	Wholly foreign-owned entity.
†	Consists of (1) with respect to Beijing Wan’ai Internet Technology Co., Ltd. and Chukong Technology, Business Operations Agreement, Equity Interest Pledge Agreement, Power of Attorney, Exclusive Consulting and Services Agreement, Equity Disposal Agreement, Domain Names and Trademarks Pledge Agreement, Intellectual Property Licensing Agreement and Intellectual Property Transfer Agreement, as amended; (2) with respect to Tiansheng Chengye, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement, Loan Agreement and Power of Attorney. For details on the contractual arrangements, see “Our Corporate History and Structure—Our Contractual Arrangements.”
(1)	The shareholders of Beijing Wan’ai Internet Technology Co., Ltd., or Beijing Wan’ai, are Haozhi Chen, Guanqun Liu and Fei Ma, holding 45%, 45% and 10% of the total equity interests in Beijing Wan’ai, respectively. Haozhi Chen is our chairman of the board of directors and chief executive officer, Guanqun Liu is our director and chief operating officer and Fei Ma is a shareholder of our company. Beijing Wan’ai currently does not conduct any business operations.
(2)	The shareholders of Beijing Tiansheng Chengye Information Technology Co., Ltd., or Tiansheng Chengye, are Yan Jia and Yingtao Hou, each an employee of our company, and each holding 50% of the total equity interests in Tiansheng Chengye. Tiansheng Chengye holds a license for trans-regional value-added telecommunications businesses, or a trans-regional VATS License, and a license for using short message service access code. Tiansheng Chengye is currently engaged in software development. For the years ended December 31, 2011, 2012 and 2013, we generated nominal revenues from Tiansheng Chengye.
(3)	The shareholders of Chukong Technology are Haozhi Chen, Guanqun Liu and Fei Ma, holding 45%, 45% and 10% of the total equity interests in Chukong Technology, respectively. Chukong Technology holds a value-added telecommunication license for internet information services, or the ICP License, a trans-regional VATS License, as well as an internet culture operation license. We conduct most of our businesses, including content development, content publishing and advertising, through Chukong Technology and its subsidiaries.

Foreign ownership of mobile game businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of mobile game through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Chukong Beijing, is a wholly foreign-owned enterprise. As a result, Chukong Beijing is restricted from holding the licenses that are necessary for our mobile internet business in China. To comply with these restrictions, we conduct substantially all of our business through contractual arrangements with our variable interest entities and their respective shareholders. Chukong Technology, Tiansheng Chengye and their subsidiaries hold the licenses necessary to conduct our internet-related operations in China. Chukong Beijing is currently engaged in the business of software development, which is an encouraged foreign investment industry under the latest version of Guiding Catalog for Foreign Investment Industries.

Our wholly owned subsidiary, Chukong Beijing, has entered into a series of contractual arrangements with our variable interest entities and their respective shareholders, which enable us to:

•	exercise effective control over our variable interest entities;

•	receive substantially all of the economic benefits of our variable interest entities through service fees in consideration for the consulting services provided by Chukong Beijing; and

•	have an exclusive option to purchase all of the equity interests in our variable interest entities to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in our variable interest entities. However, as a result of contractual arrangements, we are considered the primary beneficiary of our variable interest entities, and we deem them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements included in this prospectus in accordance with U.S. GAAP.

We face risks with respect to the contractual arrangements with our variable interest entities and their respective shareholders. If our variable interest entities or their respective shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over our variable interest entities may be limited. If we are unable to maintain effective control over our variable interest entities, we would not be able to continue to consolidate their financial results. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulations.” For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Corporate Information

Our principal executive offices are located at 3A-20, Focus Square, 6 Futong East Avenue, Beijing 100102, the People’s Republic of China. Our telephone number at this address is +86 (10) 84783860. Our registered office in the Cayman Islands is located at the offices of Corporate Filing Services Ltd., P.O. Box 613, 3rd Floor, Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands. Our agent for service of process in the United States is PunchBox USA Inc. located at 931 Hamilton Ave., Menlo Park, CA 94025. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Our website is http://en.chukong-inc.com. The information contained on our website does not form a part of this prospectus.

Conventions Which Apply to This Prospectus

In this prospectus, except where the context otherwise requires, references to:

•	“activation” refers to the download and installation of an application, which has been opened and connected to the internet for at least once;

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares;

•	“ARPPU” refers to average revenue per paying user, which is our total revenue generated during a given period, divided by the number of average paying users in that period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“Cocos engines” refers to Cocos2d-x, Cocos-HTML5, a version that supports 3D development and other versions we develop and maintain;

•	“consolidated affiliated entities” refers to our variable interest entities and their subsidiaries;

•	“DAUs” refers to daily active users, which is the number of players who access a particular game in a particular day. Under this metric, a player who accesses two different games on the same device on the same day is counted as two DAUs; and, a player who plays the same game on two different devices on a day is counted as two DAUs. Average DAUs for a particular period is the average of the DAUs on each day during that period;

•	“gross billing” refers to the total amount paid by game players for downloads or in-game purchases, excluding doubtful accounts;

•	“MAUs” refers to monthly active users, which is the number of players who access a particular game in the relevant calendar month. Under this metric, a player who accesses two different games on the same device in the same month is counted as two MAUs; and a player who plays the same game on two different devices in a month is counted as two MAUs. Average MAUs for a particular period is the average of the MAUs in each month during that period;

•	“paying ratio” refers to the number of average paying users in a given period, divided by the average MAUs in that period;

•	“preferred shares” refers to Series A, Series B, Series C and Series D preferred shares of Chukong, par value US$0.000002 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to, prior to the completion of this offering, our ordinary shares, par value US$0.000002 per share and upon and after the completion of this offering, to our Class A and Class B ordinary shares, par value US$0.000002 per share;

•	“variable interest entities” or “VIEs” refers to Chukong Technology, Beijing Wan’ai, and Tiansheng Chengye; and

•	“we,” “us,” “our company,” “our,” or “Chukong” refers to Chukong Holdings Limited, a Cayman Islands company, its subsidiaries and consolidated affiliated entities.

Renminbi amounts shown in this prospectus are accompanied by translations into U.S. dollars solely for the convenience of the reader. In addition, certain PRC economic and market data shown in U.S. dollars in this prospectus have been translated from Renminbi amounts. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this prospectus were made at RMB6.2164 to US$1.0000, the noon buying rate for March 31, 2014 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 18, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2240 to US$1.0000.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

The Offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

[ADSs offered by the selling shareholders	ADSs]

[Total ADSs offered	ADSs]

Ordinary shares outstanding immediately after this offering	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and Class B ordinary shares. Class B ordinary shares outstanding immediately after the completion of this offering will represent % of our total outstanding shares and % of the then total voting power (or % of our total outstanding shares and % of the then total voting power if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs

Each ADS represents              Class A ordinary shares.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. If we declare dividends on our Class A ordinary shares, the depositary will pay you the corresponding cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended from time to time.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We [and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of proceeds

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds we receive from this offering as follows:

•       approximately US$             in engine development and mobile content development;

•       approximately US$             in sales and marketing activities, technology infrastructure, improvement of corporate facilities; and

•       the balance for other general corporate purposes.

See “Use of Proceeds” for additional information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	We and [all directors and officers, and our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus. See “Underwriting” for more information.

NASDAQ Global Market Symbol	We have applied to have the ADSs listed on the NASDAQ Global Market under the symbol “ .” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any other automated quotation system.

Depositary	Deutsche Bank Trust Company Americas

[Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.]

Risk factors	See “Risk Factors” and other information in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based on ordinary shares outstanding as of the date of this prospectus, assuming conversion of all outstanding preferred shares into 94,725,998 ordinary shares immediately prior to the completion of this offering; and

•	excludes ordinary shares reserved for future issuances under our 2011 Global Share Plan and 2013 Share Incentive Plan.

Our Summary Consolidated Financial data

The following summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2011, 2012 and 2013, and summary consolidated balance sheet data as of December 31, 2011, 2012 and 2013, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The summary consolidated statements of operations and comprehensive income (loss) data for the three months ended March 31, 2013 and 2014 and summary consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for share and share related data)
Summary consolidated statements of operations and comprehensive income (loss) data:
Revenues:
Mobile games	7,143	69,506	546,612	90,294	104,116	232,691	37,432
Online advertising	1,540	7,027	8,153	1,347	947	4,756	765

Total revenues	8,683	76,533	554,765	91,641	105,063	237,447	38,197
Cost of revenues(1)(2)	3,424	36,746	298,085	49,241	56,209	119,685	19,253

Gross profit	5,259	39,787	256,680	42,400	48,854	117,762	18,944

Operating expenses:
Sales and marketing expenses(1)	12,849	37,740	149,039	24,619	14,828	50,220	8,079
Research and development expenses(1)(3)	12,065	38,922	105,193	17,377	20,684	36,954	5,945
General and administrative expenses(1)	6,344	14,655	56,230	9,289	7,564	17,021	2,738

Total operating expenses	31,258	91,317	310,462	51,285	43,076	104,195	16,762

Operating profit/(Loss from operations)	(25,999)	(51,530)	(53,782)	(8,885)	5,778	13,567	2,182

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for share and share related data)
Other (expenses)/income:
Interest (expenses)/income, net	(73)	43	375	62	80	316	51
Investment income/(loss)	—	(389)	(3,572)	(590)	(800)	(834)	(134)
Others, net	462	(802)	(608)	(100)	(136)	(187)	(30)
Gain from previously held equity interest related to step acquisition	—	6,967	—	—	—	—	—
Beneficial conversion charges on convertible notes	(359)	—	—	—	—	—	—
Fair value changes in warrant liability	(2,895)	(6,413)	(30,071)	(4,967)	(3,729)	—	—

Profit/(loss) before tax	(28,864)	(52,124)	(87,658)	(14,480)	1,193	12,862	2,069
Income tax (expenses)/benefits	—	15	(648)	(108)	45	(112)	(18)

Net income/(loss)	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051
Accretions to preferred shares redemption value	(6,091)	(25,038)	(114,983)	(18,994)	(14,514)	(74,749)	(12,024)
Deemed dividends to preferred shareholders	(601)	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(35,556)	(77,147)	(203,289)	(33,582)	(13,276)	(61,999)	(9,973)

Net income/(loss)	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051
Foreign currency translation adjustment, net of nil tax	(1,063)	(1,041)	(2,521)	(416)	(202)	1,827	294

Comprehensive income/(loss)	(29,927)	(53,150)	(90,827)	(15,004)	1,036	14,577	2,345

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,000,000	5,000,000	27,042,808	27,042,808	5,000,000	50,000,000	50,000,000
Net loss per share attributable to ordinary shareholders—basic and diluted	(7.11)	(15.43)	(7.52)	(1.24)	(2.66)	(1.24)	(0.20)
Unaudited pro forma net (loss)/income per share attributable to ordinary shareholder, basic(5)			(0.84)	(0.14)		0.09	0.01
Unaudited pro forma net (loss)/income per share attributable to ordinary shareholder, diluted(5)			(0.84)	(0.14)		0.08	0.01

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for share and share related data)

Non-GAAP financial measures:(4)
Adjusted net (loss)/income	(24,602)	(50,824)	(49,753)	(8,220)	5,662	15,174	2,441
Adjusted EBITDA	(24,679)	(47,429)	(35,344)	(5,839)	7,464	21,975	3,535
Mobile game gross billing	7,143	75,955	756,769	125,009	118,940	365,787	58,842

Notes: (1)	Share-based compensation expenses were allocated to cost of revenues and operating expenses as follows:

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(USD)	(RMB)	(RMB)	(US$)
	(in thousands)
Cost of revenues	—	—	—	—	—	—	—
Sales and marketing expenses	3	98	1,080	178	25	434	70
Research and development expenses	4	166	3,020	499	279	747	120
General and administrative expenses	1,001	1,575	4,382	724	391	1,243	200

Total	1,008	1,839	8,482	1,401	695	2,424	390

(2)	Includes content fees paid to related parties of RMB0, RMB505 thousand, RMB12.9 million, RMB33 thousand and RMB11.4 million for the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2013 and 2014, respectively.
(3)	Includes technical service fees paid to related parties of RMB0, RMB2.3 million, RMB500 thousand, nil and nil for the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2013 and 2014, respectively.
(4)	See “—Non-GAAP Financial Measures.”
(5)	See “Notes to Consolidated Financial Statements—Note 23” and “Notes to Unaudited Interim Condensed Consolidated Financial Statements—Note 15”

	As of December 31,				As of March 31,
	2011	2012	2013		2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
					Actual	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Summary consolidated balance sheet data:
Cash and cash equivalents	67,893	110,926	330,558	54,604	278,620	44,820	278,620
Accounts receivable, net	590	25,279	132,269	21,849	199,045	32,019	199,045
Prepayment and other current assets	2,794	4,497	65,589	10,835	92,822	14,932	92,822
Total assets	77,194	180,579	616,130	101,778	678,079	109,078	678,079
Deferred revenues	—	2,902	37,427	6,182	31,004	4,987	31,004
Total liabilities	10,143	52,502	229,768	37,955	275,205	44,270	275,205
Total mezzanine equity	101,190	235,736	691,349	114,204	765,609	123,160	—
Total shareholders’ (deficit)/equity	(34,139)	(107,659)	(304,987)	(50,381)	(362,735)	(58,351)	402,874
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	77,194	180,579	616,130	101,778	678,079	109,078	678,079

Note: (1)	The unaudited consolidated balance sheet data as of March 31, 2014 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 94,725,998 ordinary shares immediately prior to the completion of this offering.
(2)	The unaudited consolidated balance sheet data as of March 31, 2014 are adjusted on a pro forma basis to give effect to (1) the automatic conversion of all of our outstanding preferred shares into 94,725,998 ordinary shares immediately prior to the completion of this offering. (2) the issuance and sale of ADS, representing Class A ordinary shares, by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses payable by us.

Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted net (loss)/income, adjusted EBITDA and mobile game gross billing. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We define adjusted net loss as net loss excluding share-based compensation expenses, fair value changes in warrant liability, beneficial conversion charges on convertible notes, and gain from previously held equity interest related to step acquisition. We define adjusted EBITDA as net income (loss) before net interest (expenses)/income, investment income/(loss), net others, depreciation and amortization and income tax expenses, share-based compensation expenses, beneficial conversion charges on convertible notes, fair value changes in warrant liability and gain from previously held equity interest related to step acquisition.

We also use mobile game gross billing as an important non-GAAP top-line metric to evaluate our operating performance, which represents the total amount paid by our mobile game players for downloads and in-game purchase, excluding doubtful accounts. The difference between our mobile game gross billing and revenues from mobile games is primarily due to our recognition of certain licensed game revenues on a net basis, and to a lesser extent, due to deferred revenues.

For some licensed games, our primary responsibilities are to publish them and provide payment solutions and game operating advice, and the game developers handle game operations and related matters. Therefore, we view the game developers to be our customers and consider ourselves the agent in the arrangements. Accordingly, we record mobile game revenues from these third-party licensed games, net of the predetermined revenue sharing with the game developers, as well as the revenue sharing with distribution channels and payment channels, upon the provision of service.

With respect to the in-game purchases made by the player to gain an enhanced game-playing experience where we will provide continuous mobile game services, we recognize the revenues ratably over the estimated average playing period of the paying players, which result in deferred revenues.

We believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting share-based compensation expenses). We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. Some of these limitations include, but are not limited to:

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect income taxes or the cash requirements for any tax payments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net loss and adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	while share-based compensation is a component of cost of revenues and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares;

•	Mobile game gross billing includes the total proceeds from certain licensed games that we recognize revenue on a net basis and deferred revenues, excluding the doubtful accounts, which does not fully reflect our income, risks and obligations under these arrangements; and

•	other companies may calculate differently than we do, limiting the usefulness of these non-GAAP measures as comparative measures.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted net loss and adjusted EBITDA only as supplemental measures. We have provided below reconciliations between adjusted net (loss)/income, adjusted EBITDA and net (loss)/income, the most directly comparable GAAP financial measures, for the periods presented:

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013	2013	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)
Net (loss)/income	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051
Less: Share-based compensation expenses	(1,008)	(1,839)	(8,482)	(1,401)	(695)	(2,424)	(390)
Fair value changes in warrant liability	(2,895)	(6,413)	(30,071)	(4,967)	(3,729)	—	—
Beneficial conversion charges on convertible notes	(359)	—	—	—	—	—	—
Gain from previously held equity interest related to step acquisition	—	6,967	—	—	—	—	—

Adjusted net (loss)/income	(24,602)	(50,824)	(49,753)	(8,220)	5,662	15,174	2,441

Net (loss)/income	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051
Less: Interest (expenses)/income, net	(73)	43	375	62	80	316	51
Investment loss	—	(389)	(3,572)	(590)	(800)	(834)	(134)
Others, net	462	(802)	(608)	(100)	(136)	(187)	(30)
Income tax (expenses)/benefits	—	15	(648)	(108)	45	(112)	(18)
Depreciation expenses	(312)	(2,179)	(5,672)	(937)	(803)	(2,469)	(397)
Amortization expenses	—	(83)	(4,284)	(708)	(188)	(3,515)	(566)
Fair value changes in warrant liability	(2,895)	(6,413)	(30,071)	(4,967)	(3,729)	—	—
Share-based compensation expenses	(1,008)	(1,839)	(8,482)	(1,401)	(695)	(2,424)	(390)
Beneficial conversion charges on convertible notes	(359)	—	—	—	—	—	—
Gain from previously held equity interest related to step acquisition	—	6,967	—	—	—	—	—

Adjusted EBITDA	(24,679)	(47,429)	(35,344)	(5,839)	7,464	21,975	3,535

The following table sets forth the reconciliations between our mobile game gross billing and revenues from mobile games:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	RMB	RMB	RMB	US$	(RMB)	(RMB)	(US$)
	(in thousands)
Mobile game gross billing	7,143	75,955	756,769	125,009	118,940	365,787	58,842
Less: revenue sharing(1)	—	(5,284)	(173,092)	(28,593)	(13,354)	(139,519)	(22,443)
Less: change in deferred revenue	—	(2,902)	(37,427)	(6,182)	(1,703)	6,423	1,033
Plus: other game related revenues(2)	—	1,737	362	60	233	—	—

Revenues from mobile games	7,143	69,506	546,612	90,294	104,116	232,691	37,432

Note: (1)	Includes content fees paid to game developers, distribution fees paid to distribution channels and commission fees paid to payment channels for the licensed game revenues that we recognize on a net basis.
(2)	Mobile game development related revenues.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a short operating history, which makes it difficult to evaluate our prospects and predict future financial results.

We began operations in 2010, and we have a short history operating in the emerging mobile entertainment market, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, which include our ability to, among other things:

•	successfully develop and launch new games and extend the lifespan of our existing games;

•	license and publish successful games and other entertainment content;

•	develop and maintain our open-source engines, developer solutions and developer forums;

•	effectively and efficiently attract and retain a larger user base and increase user engagement and user spending;

•	anticipate changes in the mobile entertainment industry and meet the changing demands of mobile developers and users;

•	maintain and expand our distribution network and payment channels;

•	compete successfully with other game engines, developers, publishers and platforms;

•	hire, integrate and retain talent;

•	successfully execute our growth strategies and expand our content offerings to more non-game entertainment;

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services; and

•	maintain adequate control of our costs and expenses.

We may not be able to maintain a growth rate in our game development, game publishing or revenues in future periods similar to what we have done in the past. Accordingly, you should not rely on results of our operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks and difficulties frequently encountered by companies entering rapidly evolving markets, including the mobile entertainment market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have a history of net losses and may not achieve profitability in the future.

We have incurred net losses since we started our operations in 2010. Our net losses amounted to RMB28.9 million, RMB52.1 million and RMB88.3 million (US$14.6 million) in 2011, 2012 and 2013, respectively. We had a net income of RMB12.8 million (US$2.1 million) in the three months ended March 31, 2014, as compared to a net income of RMB1.2 million in the same period in 2013. Our ability to become and continue to be profitable depends on our ability to grow our business, increase our revenues and control our costs and operating expenses. Although we have experienced significant revenue growth since our inception, such growth may not be sustainable and we may continue to incur net losses in future periods. We expect the absolute amount of our cost of revenues and operating expenses to continue to increase as we expand our business, which will reduce our net income and may result in future losses. If our cost of revenues and operating expenses continue to increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be materially and adversely affected.

We rely on a small number of games for a majority of our revenues. If our top games are no longer popular for any reason or if we are unable to continue releasing new popular games, our results of operations could be materially and adversely affected.

We currently rely on the Fishing Joy series for a significant portion of our revenues. In 2011, 2012, 2013 and the three months ended March 31, 2014, revenues from our Fishing Joy Series accounted for 74.1%, 61.8%, 73.4% and 55.2% of our revenues, respectively. In 2011, 2012, 2013 and the three months ended March 31, 2014, mobile game gross billing generated by the Fishing Joy Series accounted for 90.0%, 62.3%, 53.8% and 35.8% of our total mobile game gross billing. We cannot guarantee that these games will sustain their current level of popularity. To prolong these games’ lifespan, we have to continually improve and update them with new features that appeal to existing players and attract new players. Despite our efforts to improve existing games, our game players may nevertheless lose interest in these games over time. If we fail to improve and update our games or release new popular games, or if our competitors introduce more popular games catering to our game player base, our games may lose popularity, which could materially decrease our revenues. In addition, introduction of new games targeting similar groups of players may attract players away from our existing games, which may have a material adverse effect on our business and results of operations.

Continuous enhancement and updating of games require significant resources, and such costs on average have increased. We may not be able to successfully enhance, expand or update our current games or it may not be commercially reasonable to do so. A decrease in popularity of our top games, or reduced spending on our games could have a material adverse effect on our business and results of operations.

Our business depends on our ability to continue to attract new players and retain existing players. If we fail to launch new games or release upgrades to attract new players and retain existing players, our business and prospects will be materially and adversely affected.

Our growth depends on our ability to continuously launch new games that achieve significant popularity. Our ability to continuously launch popular games and attract new players and retain existing players depends largely on our ability to anticipate and effectively respond to changing player interests and preferences, attract, retain and motivate talented game developers to develop and update games that are fun, interesting and compelling to play and on which players are willing to spend money. It is difficult to consistently anticipate player preferences or industry changes to market and promote new products and services, particularly as we develop new games in new genres or for new markets, including international markets. If our existing technology becomes unreliable and we are unable to successfully launch new games that attract and retain significant numbers of paying players and extend the lifespan of our existing games, our business, results of operations and prospects will be materially and adversely affected.

We must introduce new games that can generate additional revenues and diversify our revenue sources. We have at least seven self-developed games and at least 18 licensed games in the pipeline, which we expect to launch or publish before the end of 2014. We cannot assure you that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties and lack of sufficient game development resources, could result in delayed launching of our new games. In addition, we cannot assure you that our new games will attract a large number of players and be commercially successful, and you should not use existing games as an indication of the commercial success of future games. Some of our games may not be well-received during the testing phases and as a result we may decide not to launch them. There are many factors that may adversely affect the popularity of new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotional activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to recover our related expenses, which can be significant.

In addition, our new games may attract game players away from our existing games. If this occurs, it will decrease the player base of our existing games, which could result in decreased revenues from our existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our revenues.

If we fail to attract new paying players and maintain or increase the existing players’ spending on our games, our business and results of operations may be materially and adversely affected.

A small percentage of players accounts for substantially all of our revenues. We allow players to play some of our games free of charge or pay to download our games. Only a small number of our players spend money while playing our games, mostly through purchase of virtual items. This requires us to design games that not only attract players to spend more time playing, but also encourage them to purchase such virtual items. The sale of virtual items requires us to track player tastes and preferences, especially in-game spending patterns. We may lose paying players in the ordinary course of business. In order to sustain our revenue levels, we must attract new paying players and increase purchases by our paying players. If we fail to grow the number of paying players, or if the rate at which we add paying players declines or if the average amount our paying players spend declines, our business and our financial results may be materially and adversely affected.

If we are unable to maintain business arrangements with third-party content providers or licensors, our business and prospects may be materially and adversely affected.

We license top ranked games across different genres from leading global and regional content providers. In addition, we collaborate with global entertainment content leaders, such as Disney Mobile, and leverage their established intellectual property to introduce innovative and appealing content to our users. We also consider popular webgames and client-based games and cooperate with the original developers to port them to mobile platforms.

We generated revenues of nil, RMB19.4 million, RMB138.7 million (US$22.9 million) and RMB100.4 million (US$16.2 million) from licensed games in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. We expect to continue to generate a significant amount of revenues from our game licensing business for the foreseeable future. Any deterioration in our ability to license top games or games with revenue generating potential in the future would have a material adverse effect on our business and results of operations. However, we cannot assure you that we will be able to continue to license from our current or future content providers or licensors on commercially reasonable terms. For example, with respect to some games that are licensed to us for publishing, we agreed to provide a performance-based deposit or minimum publishing revenue guarantee. If we are unable to achieve the preset minimum threshold, we would not be able to cover our upfront cost. In addition, our ability to publish more third-party games may be limited by our available liquidity and capital resources if we are required to pay higher up-front fees or minimum guarantee fees to third-party game developers.

Certain of our business arrangements with third-party content providers or licensors may not be renewed on the same terms, and our business would be harmed if the providers or licensors decide to, among other things, modify the terms and conditions of service or other policies, including fees they charge, or restrictions they impose, or establish more favorable relationships with one or more of our competitors. Any such changes in the future could significantly harm our business and prospects.

We depend on third-party distribution channels to distribute our games, and our ability to work with them is critical for our business.

We publish our self-developed and licensed games through third-party distributors and pay commission fees to them. We have established a broad and diversified distribution network, covering more than 300 distribution channels as of March 31, 2014. Our distribution network includes various distribution channels in the Android market, the iOS App Store and the major mobile carriers in China. We have been able to maintain a good relationship with almost all of our distribution channels. However, if in the future we are unable to work with a large number of distribution channels or cannot work with them on reasonable terms, our business and results of operations may be materially and adversely affected.

We depend on mobile carriers for the collection of a significant portion of our revenues, such that any loss of or deterioration in our cooperation with mobile carriers, or the inaccuracy of the billing and collection systems of mobile carriers, may result in the loss of revenue and have material adverse effect on our cash flows.

We collect a significant portion of the payments from our users through the billing and collection systems of China’s three largest mobile carriers, namely China Mobile, China Unicom and China Telecom, who dominate the wireless telecommunication sector in China. We collect payments from these mobile carriers directly for our revenues from mobile games. In 2012, 2013 and the three months ended March 31, 2014, 49.6%, 53.6% and 40.2%, respectively, of our mobile game gross billing were collected through these mobile carriers. Failure to timely collect our receivables from mobile carriers may adversely affect our cash flows.

The concentration of our sales through mobile carriers could lead to a short-term disruption in our sales if one or more of them were to reduce or cease offering our products. Such concentration also makes us more vulnerable to collection risks should one or more of these mobile carriers become unable or unwilling to share the proceeds they receive with us. Also, mobile carriers categorize content providers, including us, into different preference classes based on a series of criteria, including game performance, customer satisfaction, responsiveness and technical support, among others. We are currently regarded as a Grade A business partner by the mobile carriers and can therefore enjoy relatively favorable revenue sharing terms, and they allocate more resources in promoting our games. However, our operations and business could be harmed if our relationship with one or more of these mobile carriers deteriorates, or if one or more of the mobile carriers experience deterioration in their business or an increase in non-payment from users. In addition, we rely on these mobile carriers to distribute and promote certain of our games and changes in how they distribute or promote our games could have an adverse effect on our results of operations and financial condition.

Furthermore, we depend on mobile carriers to maintain accurate records of payments of sales proceeds by users and to collect such payments. We receive periodic statements from mobile carriers that indicate the aggregate amount of fees that were charged to users for purchases of our virtual items, but the periodic statements provided by the mobile carriers currently do not contain detailed revenue and billing information. In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the mobile carriers’ internal records. As a result, billing records provided in the periodic statements from mobile carriers may not be reconciled with our own internal records, and we are not able to definitively calculate and monitor player-by-player revenue, margins and other financial and operating information. Our business and results of operation could be adversely affected if these mobile carriers miscalculate the revenue generated from our services and our portion of that revenue.

Significant changes in the policies, guidelines or practice of mobile carriers or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

We rely heavily on mobile carriers in China, directly and indirectly, to distribute our products to and collect payments from our users. The mobile telecommunication business in China is highly concentrated and major mobile carriers, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. In addition, the PRC government may also implement new policies or change existing policies regulating the mobile telecommunication business. Such new policies or changes may cause our revenues to decrease or operating costs to increase. In January 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience from mobile handset embedded services. Under these measures, additional notices and confirmations to users are required when they purchase mobile applications and other content embedded in handsets. We cannot assure you that PRC mobile carriers or the PRC government will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our mobile games, notifications to users, the billing of users or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our mobile games, any of which could have a material adverse effect on our financial condition and results of operations.

We may also be compelled to alter our arrangements with the mobile carriers in ways that adversely affect our business. Some mobile carriers have unilaterally changed its policies as applied to content providers in the past, and may do so again in the future. For example, one of the mobile carriers in China suspended its payment channel for all payments related to mobile entertainment for approximately six weeks in late 2013 while adjusting their own internal quality control procedures. We may not be able to adequately respond to negative developments in our contractual relationships with the mobile carriers in the future because we are not able to predict such unilateral policy changes.

We operate in a highly competitive industry and compete with many companies and other entertainment sources. If we are unable to compete successfully, our business prospects and results of operations may be materially and adversely affected.

The mobile entertainment industry in China is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of players. In China, we compete directly with other mobile game engines, developers and publishers. In particular, Cocos engines compete with other game engines, such as Unity 3D and Unreal. As a mobile content publisher, we compete with other publishers, such as Tencent and Shanda Games. As a mobile content provider, we compete with other content providers, especially with other mobile game developers, such as Zynga, EA, and Gree.

Some of our products are made available to users in countries outside of China through our cooperation with various application stores and mobile carriers. Our mobile game products offered internationally are also subject to intense competition. In addition, we face competition from other media formats and mobile applications and content, such as internet-based games, mobile music, mobile books and social network services. We cannot assure you that mobile entertainment will continue to be popular or that it will not be replaced by other forms of entertainment in the future.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. Some of our competitors or potential competitors, especially major international mobile game developers, have greater mobile game development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, which could adversely affect our profitability. If we fail to compete successfully, our market share could decrease and our results of operations could be materially and adversely affected.

A lawsuit has been filed against us with respect to our Fishing Joy Series and an adverse resolution of this lawsuit would materially and adversely affect our business, financial condition and results of operations.

In January 2014, we received a complaint filed by two China-based companies, alleging that our Fishing Joy Series infringed their brand name, artworks copyrights and software copyrights. In addition to monetary relief of RMB97.0 million (US$15.6 million), including damages, fees and costs, the plaintiffs also requested the court to permanently enjoin us from operating the Fishing Joy Series games. These plaintiffs are Guilin Ligang Network Technology Co., Ltd. and Guangzhou Sealy Electronic Technology Co., Ltd. For the years ended December 31, 2011, 2012, 2013 and the three months ended March 31, 2014, we derived 74.1%, 61.8%, 73.4% and 55.2% of our total revenues from the Fishing Joy Series, respectively. In 2011, 2012, 2013 and the three months ended March 31, 2014, mobile game gross billing generated by the Fishing Joy Series accounted for 90.0%, 62.3%, 53.8% and 35.8% of our total mobile game gross billing. The plaintiffs are engaged in arcade game development and operation in China, while we are engaged in the mobile game business. On March 6, 2014, Guilin Municipal Intermediate People’s Court of Guangxi Zhuang Autonomous Region dismissed our motion to dismiss for lack of jurisdiction, and we appealed such decision on March 24, 2014 to the Higher People’s Court of the Guangxi Zhuang Autonomous Region. We do not expect to receive a ruling on the motion to dismiss in the near future, and it is difficult to predict when the final ruling on this lawsuit may be issued. While we believe that these claims of infringement asserted against us in the present litigation are without merit and intend to vigorously defend the action, we cannot assure you that this lawsuit ultimately will be resolved in our favor. An adverse ruling would have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks related to the open-source engines, developer toolkit and the mobile content developer forum.

We develop and maintain the Cocos2d-x game engine and other Cocos engines. We do not derive any direct economic benefits in providing these services. We plan to keep the Cocos engines open-source and freely accessible to the developer community because we believe in the spirit of sharing knowledge, and that the open-source model can bring us indirect benefits that outweigh the costs of maintaining and developing the engine, especially in the long term. However, our strategies may in the future prove to have been incorrect, and we may not have adequate intellectual property protection for certain innovations that later turn out to be material to our business.

In addition, one of the characteristics of open-source software is that anyone may modify and redistribute the existing open-source software and use it to compete with us. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors with greater resources than ours to develop their own open-source game engine, potentially reducing the demand for the Cocos engines. Alternatively, other companies could take the Cocos engines and adapt it for use in their own game engines and provide developers with better and more frequently updated engines, which would also decrease our influence among developers.

To date, we have not encountered any material legal or technical issues related to the open-source engines maintained by us, nor have we had any such issues relating to the free CocoStudio developer toolkit. However, we cannot assure you that any such issues will not arise in the future. For example, companies that incorporate open-source software into their products or services have, from time to time, faced claims relating to the ownership of open-source software. Therefore, we could be subject to suits by persons claiming ownership of the open-source engines. Any negative publicity resulting from these free services or legal or financial issues may affect the public perception of our brands and have a material adverse effect on our business and operations.

The success of an open-source engine depends on the quality, size and continuous expansion of the developer community and our own team.

In addition to our maintenance and ongoing development of the Cocos2d-x game engine and other Cocos engines and our support of the developer community, the success of the Cocos2d-x game engine and other Cocos engines depends upon the continued open-source contributions of third party programmers and corporations. If contributions to the Cocos2d-x game engine and other Cocos engines were to diminish, for example, due to the increased popularity in competing game engines, we would need to develop and enhance our engines with our own resources or abandon the project—in either case, potentially resulting in a material adverse effect on our business and operations.

If and when we undertake actions to protect and maintain ownership and control over our intellectual property, our standing in the open-source community could be adversely affected, which in turn could limit our ability to rely on this community as a resource to help develop and improve the Cocos2d-x game engine and other Cocos engines, which could adversely affect our business.

More generally, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts, such that there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on users of open-source software, which could result in a decrease in the popularity of open-source software generally. Changes in the law that negatively impact the open-source community will also likely have a material adverse effect on our business and operations.

If we are unable to successfully localize our games for targeted markets, our business and results of operations may be materially and adversely affected.

Before each game is published, our operations team reviews the game to improve its monetization potential and to install software development kit, or SDK, and other technical and payment interfaces. For overseas content developers, our operations team works closely with them to localize their products, designing features that are tailored to local players’ preferences. If we are unable to accurately predict preferences and spending pattern of local players and successfully localize the games we publish, our business and results of operations may be materially and adversely affected.

If we are unable to manage our current growth and effectively implement our future growth strategies, our business and results of operations may be materially and adversely affected.

We continue to experience rapid growth in our headcount and operations, which will continue to place significant demands on our management and our operational, financial and technological infrastructure. To accommodate our potential growth, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We will also need to continue to expand, train, manage and motivate our employees, and manage our relationships with our distributors, game players and third-party service providers. All of these endeavors will require substantial management efforts and skill and the incurrence of additional expenditure.

To further grow our business and explore market opportunities, we plan to aggregate more high-quality content on our platform and extend our offerings beyond games to more areas of interests, such as education, digital reading and music. We intend to expand Coco, our interactive user system by adding more social features and integrating payment solutions. In addition, we plan to diversify our revenue streams. We currently derive a small portion of our revenues from online advertisements, but we believe that in-game advertising presents an exciting opportunity and we plan to explore this market opportunity. Successful execution of our growth strategies requires sound business judgment of the market and future trends, in addition to strong execution capabilities and resources. If we are unable to manage the growth of our current operations and effectively implement our future growth strategies, our business and results of operations may be materially and adversely affected.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand can help to increase the number and the level of engagement of our players. In the long term, low brand recognition may also hinder our recruitment efforts and our ability to attract new talent. From time to time, we conduct marketing activities on the internet. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In China, we market our services under the brand “ ” or “Chukong.”

Any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. If our brand is harmed, we may not be able to continue to attract a growing user base, which may materially and adversely affect our business, results of operations and financial condition.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The mobile entertainment industry is new and rapidly evolving. The growth of the mobile entertainment industry and the level of demand and market acceptance of our content are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the mobile entertainment industry, many of which are beyond our control, including changes in player demographics, tastes and preferences, the availability and popularity of other forms of entertainment, and general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

There is no assurance that mobile entertainment will continue to be popular in China or elsewhere. A decline in the popularity of mobile entertainment in general, or our mobile content in particular, may adversely affect our business and prospects. In addition, government authorities or industry organizations may adopt new standards that apply to game development. New technologies and new standards may require increases in expenditure for game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received.

If we fail to operate and improve our games to satisfy the changing demands of players, our business and results of operations may be materially and adversely affected.

We depend on purchases and continued consumption of virtual items by players to generate revenues, which in turn depends on the continued attractiveness of our games. We continue to improve our games through regular updates as well as periodic major enhancements, and we make efforts to resolve any programming flaws or other operating issues in a timely manner. However, we cannot assure you that our efforts will be effective in satisfying player demands, retaining the attractiveness of our games, or eliminating program errors associated with our games. For example:

•	our game updates and enhancements may contain program errors or other issues that adversely affect the playing experience;

•	we may fail to timely respond to and/or resolve complaints from our players;

•	we may fail to eliminate computer “bots,” which can disrupt our games’ smooth operation and reduce the attractiveness of our games;

•	our game updates and enhancements may change the rules or aspects of our games that our players do not welcome, resulting in a reduction in the number of people paying our games; and

•	we may fail to provide game updates and enhancements in a timely manner due to limits on our technologies and resources or other factors.

Our failure to address the issues mentioned above could adversely affect the playing experience for our players, damage the reputation of our games, shorten the lifespan of our games, and eventually result in the loss of players and a decrease in our revenues.

Our business is subject to the risks associated with international operations.

Although most of our revenue in 2011, 2012 and 2013 was derived from our operations in China, international expansion is an important component of our growth strategy. We have established Chukong USA in October 2011 and Chukong Korea in August 2013. 11.8% of our total gross billing in 2013 and 24.6% of our total gross billing in the three months ended March 31, 2014 was generated from our overseas market. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;

•	difficulty in understanding local markets and culture; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results also could be significantly affected by these and other risks associated with international activities. Furthermore, we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition or operating results.

Undetected programming errors or flaws in our games or engines or failures to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which may only become apparent after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. From time to time, our players inform us of programming flaws affecting their gaming experience, which to date we have generally been able to resolve promptly. Furthermore, customer service is critical for retaining players, but we may not be able to maintain and continuously improve the quality of our services to meet players’ expectations. If our games contain programming errors or other flaws, or if we inadvertently delete our players’ records or otherwise fail to provide effective customer service, our players may be less inclined to continue or resume playing our games or to recommend our games to potential new players, and may switch to our competitors’ games. Undetected programming errors, game defects and unsatisfactory customer service can disrupt our operations, adversely affect the gaming experience of our players, harm our reputation, cause our players to stop playing our games, and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

Furthermore, maintaining our brand will depend in part on our ability to remain an active participant in the developer community and our ability to continue to provide high-quality open-source engines, including the Cocos2d-x game engine, which is developed by and requires contributions from third parties with whom we have no business relationship. To successfully release other versions of the Cocos engines, we must therefore assemble and test codes developed by disparate sources. Despite our efforts, errors and bugs have been and may continue to be found in the engines. If errors and bugs are discovered, we may not be able to successfully correct them in a timely manner, if at all. Any errors and failures in the Cocos2d-x game engine and other Cocos engines could result in a loss of market share of the engines and could damage our reputation. In addition, we may need to make significant expenditures of capital resources to reduce errors and failures.

The value of our virtual items is highly dependent on how we manage the virtual economies in our games. If we fail to manage our game economies properly, our business may be materially and adversely affected.

Paying players purchase virtual items in our games because of the perceived value of these goods, which is dependent on the relative ease of obtaining the goods via non-paid means within the games. The perceived value of these virtual items can be impacted by an increase in the availability of free or discounted virtual currency or by various actions that we take in the games, including offering discounts for virtual items, giving away virtual items in promotions or providing easier non-paid means to obtain these goods. If we fail to manage our virtual economies properly, players may be less likely to purchase virtual items and our business may be materially and adversely affected.

If we are unable to accurately assess our operating performance through certain key performance indicators, our ability to form appropriate business growth strategies may be impaired and our business, results of operations and prospects may be materially and adversely affected.

We assess our operating performance using a set of key performance indicators, which include DAUs, MAUs and activations. Capturing accurate data is subject to various limitations, as is true with many internet companies. For example, we may need to collect certain data from mobile carriers or other third parties, which limits our ability to verify the reliability of such data, or we may not be able to collect any data from third parties at all. As an other example, historically, we did not have systematic in-house mechanism to track the number of paying users. Therefore we were not able to provide accurate quantified paying player information for the periods prior to the fourth quarter of 2013. We have made efforts to obtain relevant paying player information, including obtaining regular paying user information from the mobile carriers since the fourth quarter of 2013 for single-player games and installing SDKs to track paying user information for multi-player games. However, we cannot assure you that we can always have the cooperation of mobile carriers and the technologies to capture accurate paying user information. The key operating performance indicators we use may not always reflect our actual operating performance. Similarly, we may incorrectly assess our key operating performance indicators and in turn make incorrect operational and strategic decisions. Failure to capture accurate data or an incorrect assessment of this data may materially harm our business and operating results.

Concerns about our collection and use of personal data and other privacy-related matters could damage our reputation and deter game players from playing our games.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law and the General Principles of Civil Law of the PRC protect individual privacy in general. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. Our internal policy also requires our employees to protect the personal data of our players, and employees who violate this policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policy, and we believe we are in compliance with the applicable PRC laws and regulations on data protection, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have a material adverse effect on our business. Moreover, any failure or perceived failure to comply with applicable laws and regulations related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by our players, which could materially and adversely affect our business, financial condition and results of operations.

Currently there is no law or regulation specifically governing virtual asset property rights and, therefore, it is not clear what liabilities, if any, mobile game operators may have relating to virtual assets.

In the course of playing mobile games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets have monetary value and in some cases are sold among players for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by delays in network services, system errors, network crashes or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether we, as an operator of mobile games, would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. In case of a loss of virtual assets, we may be sued by our game players and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations. We have not been involved in any virtual asset-related lawsuits to date.

Based on several judgments by PRC courts regarding the liabilities of mobile game operators for loss of virtual assets by game players, the courts have generally required the mobile game operators to return the virtual items or be liable for the loss and damage incurred.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by companies offering mobile products and services; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our strategy of acquiring and investing in complementary businesses, assets and technologies may result in operating difficulties, dilution to our investors and other negative consequences.

As part of our business strategy, we have successfully acquired, and intend to continue to selectively acquire and invest in, businesses, assets and technologies that complement our existing business, including (i) acquisitions of companies, businesses, intellectual property rights and other assets, (ii) minority investments in strategic partners, and (iii) investments in new interactive mobile game businesses. Acquisitions and investments involve uncertainties and risks, including:

•	accurately evaluating the potential of acquisition targets and identifying acquisition targets with operations complementary to our existing operations;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	retaining key employees and maintaining the key business relationships with customers of the businesses we acquire;

•	failure to achieve the intended objectives, benefits or revenue enhancement;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	the need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

•	the possibility that, before the acquisition or investment, we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire or invest in;

•	significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures;

•	the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. In addition, any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. Furthermore, if we use our equity securities to pay for acquisitions, we may dilute the value of the ADSs and the underlying ordinary shares. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends.

We depend upon talented employees, including our senior management and key employees, to grow and operate our business, and if we are unable to retain and motivate our employees and attract new talent, our business and prospects may be materially and adversely affected.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to operate efficiently depends upon contributions from all of our employees, and in particular upon our senior management team led by Mr. Haozhi Chen, our chief executive officer and Mr. Guanqun Liu, our chief operating officer. If we are unable to retain the services of our current senior management team or other key personnel, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected.

In addition, we face significant competition for skilled personnel for all areas of our operation. Training new employees with no prior relevant experience could be time-consuming and requires significant resources. We may also need to increase employee remuneration to retain our key employees. If competition further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we fail to attract additional skilled personnel or retain or motivate our existing personnel, we may be unable to grow and our business and prospects may be materially and adversely affected.

Limitations of system and internet infrastructure, network interruptions or loss of critical customer data caused by infrastructure failures may lead to player attrition and revenue reduction and harm our business and reputation.

Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Furthermore, our network capacity depends on the network servers and the communication bandwidth that we lease. Constraints in network capacity could cause unanticipated system disruptions and slower response time, affecting data transmission and game play. Thus, any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. In addition, the internet infrastructure and fixed telecommunications networks in China are critical to the performance of our games and to player satisfaction. In particular, we rely on, and expect to continue to rely on, telecommunications infrastructure to provide data communications capacity for most of our games. In the event of any disruption or failure of the telecommunications infrastructure, we might not have access to alternative networks and services on a timely basis or on terms reasonable to us or at all. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all.

From time to time, our players in certain locations may be unable to access our mobile game services for a period of time ranging from several minutes to several hours, due to server interruptions, power blackouts, internet connection problems or other reasons. Any server interruptions, break-downs, design deficiencies, or system failures, including failures which may be attributable to events within or outside our control that result in a sustained shutdown of all or a material portion of our services or loss of critical customer data, could adversely impact our ability to service our players and lead to player attrition and revenue reduction.

Our network systems are also vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunications failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified a “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. Pursuant to PCAOB standards, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented on a timely basis. The material weakness identified related to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. We have taken the following remedial measures to improve our internal control over financial reporting: (i) in August 2013, we hired a chief financial officer with more than 30 years’ experience in finance and accounting management both in the United States and China, who is also a certified public accountant in the state of Texas, U.S.; (ii) in October 2013, we hired a financial controller, who is a PRC certified public accountant with more than 15 years of work experience, including nine years’ career in one of the “big four” accounting firms; and (iii) we also hired one additional staff for our U.S. GAAP reporting team, with six years of “big four” accounting firm experience and allocated more staff resources to our U.S. GAAP reporting team during the reporting period in 2013; and (iv) in December 2013, we implemented a new financial software that improves visibility of data, journal entries and to formalize closing and reporting process controls.

We plan to take additional measures to improve our internal controls over financial reporting, including: (i) further expediting and streamlining the reporting process; (ii) developing a compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues; (iii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses; (iv) hiring more resources to strengthen the financial reporting function and to set up financial and system control framework; and (v) engaging an external consulting firm to assist us in developing processes and procedures to comply with Sarbanes-Oxley Act. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to protect our intellectual property rights, it could materially and adversely affect our business and results of operations.

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality agreements and procedures, to protect our intellectual property rights. Despite our precautions, third parties may obtain and use our intellectual property without our authorization, which includes trademarks related to our brand and games, registered domain names, copyrights in software and creative content, and trade secrets.

Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States. Companies operating in the PRC continue to face a significant risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property, and could have a material adverse effect on our business, financial condition and the results of our operations.

We may be vulnerable to intellectual property infringement claims brought against us by others.

We rely on third-party intellectual property to operate our business to some extent, such as licenses to use certain software and copyrights. As we face increasing competition and as litigation becomes more common in China to resolve commercial disputes, we face increasing risk of being subject to intellectual property infringement claims. A successful infringement claim against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our games, brand names and other intellectual property do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of third parties in the ordinary course of our business. We licensed , the Chinese trademark for our Fishing Joy Series, on an exclusive and global basis from a third-party game developer who applied for the registration of this trademark ahead of us. The term of such license is five years after the registration date of “ ” and the agreement may be automatically renewed for another five years unless any party objects. The licensing fee for this arrangement is RMB150,000 per year to be separately deducted from fees accrued in other cooperative arrangement between the parties. However, we were made aware that the registration of the Chinese trademark has not yet been granted and is currently subject to third-party contest. Therefore, if the Chinese trademark is eventually granted to another party who is not our licensor, if the licensing arrangement is subject to trademark infringement disputes from third-parties or is not honored by the third-party licensor, or if the third-party licensor refuses to renew the license before the expiration of its original term, we may be subject to legal proceedings or our business and financial performance may be materially disrupted.

We may incur substantial expenses in defending against third-party infringement claims, regardless of their merits. As a result, due to diversion of management time, expenses required to defend against any claim and the potential liabilities associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed on the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owners of such intellectual property may be able to obtain injunctive relief to prevent us from using the technology, software or trademark in the future. If the amount of these payments were significant, if we were prevented from incorporating certain technology or software into our products or services, or if we were prevented from using our trademarks, our business could be significantly harmed.

Certain of our PRC Subsidiary and consolidated affiliated entities have not been in full compliance with applicable PRC social insurance and housing fund laws and regulations.

We are subject to various social insurance and housing fund laws and regulations in the PRC, under which we are required to pay our employees’ pension contributions, housing funds, medical insurance premiums and other welfare-oriented payments. Certain of our PRC subsidiaries and consolidated affiliated entities have not paid social insurance premiums and housing funds for some of their employees in full compliance with applicable PRC laws. We estimate that the cumulative amount of such underpaid social insurance premiums and housing fund contributions as of March 31, 2014 was RMB7.5 million and we have made a provision for such underpayment accordingly. However, we may still be subject to administrative penalties, such as fines, for our prior failure to fully pay the requisite social insurance premiums and/or housing fund contributions and if we do not comply with the social insurance and housing funds contribution requirements in the future, our business and reputation may be adversely affected.

A severe and prolonged global economic recession and related slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

Any actual or perceived threat of a financial crisis in China or elsewhere in the world could have an indirect, but material and adverse, impact on our business and results of operations. Since we derive most of our revenues from China, any slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our players may decrease in number or reduce their spending, and we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing players. Furthermore, the economic recession in other countries where our games are operated may reduce players’ levels of disposable income, perceived future earning capacities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit. It is difficult to predict how the PRC economy may develop in the future and whether it will experience a financial or economic crisis in a manner and scale similar to what the United States and other developed countries have experienced. The PRC economy was negatively affected by the recent global financial crises and may be further negatively impacted by economic uncertainties in Europe and the United States, particularly the European debt crisis. Recently, there have been increasing concerns that the PRC economy is slowing, which weighs on enterprises in China, including us. In May 2012, the PRC central bank lowered the reserve-requirement ratio for PRC banks to encourage economic growth after certain data revealed a weakening economic momentum. In any event, a severe and prolonged global economic recession and the related slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

Our business may be subject to seasonality, which could adversely affect our results of operations.

Our business generally experiences some effects of seasonal variations. For example, players tend to spend more time playing our games in the first and third quarters of each year, which typically encompass more public holidays and school breaks, during which school-aged users and working professionals have more time for digital entertainment. The second and fourth quarters are relatively slower for our business as there are fewer holidays during those quarters. However, we have experienced growth in revenues in 2013, especially in game publishing business, which may potentially offset the seasonality factor in the near term. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in countries with more developed economies. In line with general industry practice in China, we do not have any business liability or disruption insurance to cover our operations. Any occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material adverse effect on our results of operations and financial condition.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of H1N1 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent transmission. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have no preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, avian flu, SARS or any other epidemic.

We are also vulnerable to natural disasters and other calamities, such as fire, floods, typhoons, earthquakes, power blackouts, telecommunications failures, break-ins, wars, riots, terrorist acts or similar events or acts of God. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the availability of our games. In addition, a severe disaster could affect the operations or financial condition of our vendors, players and service providers, which could harm our results of operations.

Risks Related to Our Corporate Structure

If PRC authorities determine that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws, and our PRC subsidiary, Chukong Beijing, is a foreign-invested enterprise under PRC laws. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to provide mobile game operation services in China, including internet content provision, internet culture operation and internet publishing. In light of these restrictions, we rely on Chukong Technology and Tiansheng Chengye to hold and maintain the licenses necessary to operate mobile games in China.

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating mobile games. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology, or MIIT, in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses. Under the MIIT Circular, a domestic company that holds a license to conduct value-added telecommunications businesses, or a VATS License, such as the internet content provider license, or the ICP License, in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, trademarks and domain names that are used in a value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Both Chukong Technology and Tiansheng Chengye hold valid VATS Licenses for provision of information services through mobile networks, and Chukong Technology also owns an ICP License. Chukong Technology owns cocoachina.com, cocimg.com, appget.cn, newapp.cn and certain other domain names, and has been applying to register relevant trademarks, which are in compliance with the MIIT Circular. However, due to a lack of interpretative materials from the authorities, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services in China. Therefore, it is unclear what impact the MIIT Circular might have on us or the other Chinese internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

On September 28, 2009, the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game,” or the GAPP Notice. The GAPP Notice states that foreign investors are not permitted to invest in online game operation businesses in China through wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. It is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the Ministry of Culture, or MOC, and MIIT, did not join GAPP in issuing the GAPP Notice. To date, GAPP has not issued any interpretation of the GAPP Notice. It is unclear how the GAPP Notice will be implemented and whether GAPP will deem our contractual arrangement to be such an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business. If our contractual arrangement were deemed to be such an “indirect means” under the GAPP Notice, our contractual arrangement might be challenged by the GAPP authorities. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, namely, the State General Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors.

In August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated on February 3, 2011. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011 by the State Council. Under these circulars and rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, MOFCOM will look into the substantive and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our mobile game business or our online advertising business falls within the scope of transactions subject to security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for a security review. We do not believe we are required to submit our existing contractual arrangement to MOFCOM for a security review. However, as there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

Because of these restrictions, our operation of mobile game businesses in the PRC is conducted through contractual arrangements among Chukong Beijing, our variable interest entities and their respective shareholders. Our contractual arrangements enable us to receive substantially all of the economic benefits derived from, and exercise effective control over, our variable interest entities and consolidate their results of operations. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure—Our Contractual Arrangements.”

Although we believe our contractual arrangements are in compliance with current PRC laws and regulations, we cannot assure you that the PRC government will agree that these contractual arrangements comply with existing PRC laws and regulations or with PRC laws and regulations that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In 2011, various media sources reported that the China Securities Regulatory Commission, or CSRC, had prepared a report proposing regulations requiring the pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures would be adopted or what they would provide.

If the corporate structure and contractual arrangements through which we conduct our business in China were found to be in violation of any existing or future PRC laws or regulations, or such arrangement is determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we fail to obtain or maintain any of the required permits or approvals under our contractual arrangements, the relevant regulatory authorities, including the SAPPRFT and the CSRC, would have broad discretion in dealing with such violations and imposing relevant actions, which actions could include:

•	revoking or refusing to grant or renew the business and operating licenses required to conduct our operations in China;

•	restricting or prohibiting transactions between our PRC subsidiaries and our variable interest entities;

•	imposing fines or other requirements which we or our PRC subsidiaries or our variable interest entities may find difficult or impossible to comply with;

•	requiring us and our PRC subsidiaries and/or our variable interest entities to alter our ownership structure or operations; and

•	restricting or prohibiting the use of any proceeds from our public offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business in China, which may have a material adverse effect on our results of operations and financial condition. If any of our contractual arrangements through which we conduct our business are determined to violate any existing or future PRC laws and regulations, we may no longer be able to consolidate the financial results of our variable interest entities, through which substantially all of our operations are conducted, into our consolidated financial statements.

Our contractual arrangements with our variable interest entities and their respective shareholders may not be as effective in providing operational control as direct ownership. Any failure by our variable interest entities or their respective shareholders to perform their obligations under their contractual arrangements with us may have a material adverse effect on our business and financial condition.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their respective shareholders to operate a part of our business in China. For a description of these contractual arrangements, see “Corporate History and Structure—Our Contractual Arrangements.” These contractual arrangements may not be as effective in providing us with control over our variable interest entities as direct ownership. If we had direct ownership of our variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in its board of directors, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations.

Under the current contractual arrangements, we rely on the performance by our variable interest entities and their respective shareholders of their respective obligations under the contracts to exercise control over our variable interest entities. For example, our variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. Our variable interest entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If our variable interest entities or their respective shareholders fail to perform their obligations under the contractual arrangements with us, we may have to restructure our business operations, and/or incur substantial costs and resources to enforce our rights under the contracts and rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. If the shareholders of our variable interest entities were to refuse to transfer their equity interests in these entities to us or our designee(s) when and if we request so, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations, or they may bring claims against us to demand their economic interests and exercise other rights in our variable interest entities by virtue of the fact that they are direct or indirect equity holders of these entities. PRC laws and regulations governing the validity of our contractual arrangements are uncertain and PRC government authorities, including courts, have broad discretions in interpreting these laws and regulations. See “—If PRC authorities determine that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” In addition, the shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts.

All of the material agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes arising from or in connection with the agreements through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as that of certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and may cause delay. In the event we are unable to enforce our contractual arrangements, we may not be able to exercise effective control over our variable interest entities, and our ability to conduct our business may be materially and adversely affected.

The shareholders of our consolidated affiliated companies may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. We do not have any arrangements in place to address such potential conflicts.

Each shareholder of Chukong Technology and Beijing Wan’ai is a shareholder of our company. The equity interest held by each of these shareholders in our company is less than his interest in Chukong Technology and Beijing Wan’ai as a result of our introduction of private equity investors. In addition, such shareholders’ equity interest in our company will be further diluted as a result of this offering as well as any future offering of equity securities. As a result, conflicts of interest may arise as a result of such dual shareholding and governance structure.

The shareholders of Tiansheng Chengye are Mr. Yan Jia and Mr. Yingtao Hou. Neither of them is a shareholder of our company, but each of them has been granted options to purchase shares of our company. Each of Mr. Jia and Mr. Hou is a member of our senior management. In addition, each of Mr. Jia and Mr. Hou has executed an irrevocable power of attorney to appoint Chukong Beijing to vote on his behalf and exercise all of his other shareholder rights.

Although these individuals are contractually obligated, or obligated as a result of their fiduciary duties to our company, to act in good faith and in our best interest, they still have potential conflicts of interest with us. For example, occasions may arise when the fiduciary duties these individuals owe to us under Cayman Islands law conflict with the fiduciary duties they owe to our variable interest entities under PRC laws. Under Cayman Islands law, a director is not released from his or her fiduciary duties owed to us as a director of our company, and his or her obligation to discharge such duties is not affected by any other duties that such director owes or interests which such director may have, including as a director or shareholder of another company, such as Chukong Technology and Beijing Wan’ai. In exchange for entering into the initial contractual arrangements with us when we established the current corporate structure, the shareholders of Chukong Technology and Beijing Wan’ai received shares in our holding company in the Cayman Islands. Because the shareholders of Chukong Technology and Beijing Wan’ai are also shareholders of our holding company in the Cayman Islands, we believe they have incentives to act in the best interests of our company when conflicts of interest arise. None of the shareholders of Tiansheng Chengye is a shareholder of our company, but each of them has been granted options to purchase shares of our company, so we believe they have incentives to act in the best interests of our company when conflicts of interest arise. However, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause Chukong Technology, Beijing Wan’ai and Tiansheng Chengye to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and the PRC, which provide that directors owe a fiduciary duty to the company and require them to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific regulations under the PRC or Cayman Islands laws with respect to potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between ourselves and the shareholders of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in Chukong Technology, Beijing Wan’ai and Tiansheng Chengye and the validity or enforceability of our contractual arrangements with our variable interest entities and their respective shareholders. For example, in the event that any shareholder of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye divorces his or her spouse, the spouse may claim that the equity interest of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye held by such shareholder is part of their marital or community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over our variable interest entities. Similarly, if any of the equity interests of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over Chukong Technology, Beijing Wan’ai and Tiansheng Chengye or have to maintain such control at unpredictable cost, which could cause significant disruption to our business, operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of each of the shareholders of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye have executed spousal consent letters, under which they agree that they will not take any actions or raise any claims to interfere with the performance by their spouses of their obligations under these contractual arrangements, including claiming community property ownership on the equity interest, and they renounce any and all rights and interests related to the equity interests that they may be entitled to under applicable laws, and (ii) it is expressly provided that all these agreements and the rights and obligations thereunder shall be equally effective and binding on the heirs and successors of the contracting parties, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if our consolidated affiliated entities declare bankruptcy or become subject to dissolution or liquidation proceedings.

Our consolidated affiliated entities hold certain assets that are important to our business operations, such as the copyrights of our games. Although each of the exclusive equity option agreements among Chukong Beijing, our consolidate affiliated entities and their respective shareholders contains terms that specifically obligate the shareholders of our variable interest entities to ensure the valid existence of Chukong Technology, Beijing Wan’ai and Tiansheng Chengye and that all our variable interest entities may not be voluntarily liquidated without our prior consent, in the event the shareholders breach this obligation and voluntarily liquidate our variable interest entities, or if our variable interest entities declare bankruptcy, and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with our variable interest entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities and result in adverse tax consequences for us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenged by the PRC tax authorities within ten years after the taxable year in which the relevant transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Chukong Beijing, our wholly owned subsidiary in China, our variable interest entities and their respective shareholders were not entered into on an arm’s length basis and consequently adjust our variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our variable interest entities which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties upon our variable interest entities for unpaid taxes. Our consolidated net income may be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are subject to late payment fees, interests, or other penalties.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay dividends to holders of our ADSs and ordinary shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and our consolidated affiliated entities, which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

Payment of dividends by entities organized in China is subject to certain limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Each of our subsidiaries in China is also required to set aside at least 10% of its after-tax profit, if any, based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital and to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Our PRC subsidiaries and consolidated affiliated entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such fund. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of 10% will be applicable to dividends paid by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced pursuant to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are recognized as tax residents. While the tax arrangement between the PRC and Hong Kong provides that dividends paid by a foreign-invested enterprise in the PRC to its offshore corporate shareholders that are considered Hong Kong tax residents will be subject to PRC withholding tax at the rate of 5% of the amount of the total dividends, this is limited to instances where the corporate shareholder has directly held 25% or more of the equity interests in the PRC foreign-invested company that is paying dividends for at least twelve (12) consecutive months immediately prior to receiving the dividends and has met certain other criteria prescribed by the relevant regulations. Entitlement to a lower tax rate on dividends pursuant to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the relevant tax authority.

Furthermore, the State Administration of Taxation, or SAT, promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Treaty in October 2009, or Circular No. 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular No. 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that we will be entitled to the benefits under the relevant tax treaties and arrangements, if any, for any dividends to be distributed by our subsidiaries to us. In particular, we cannot assure you that Chukong HK, our wholly owned subsidiary incorporated in Hong Kong, and also the direct equity owner of our PRC subsidiary, Chukong Beijing, will be entitled to the 5% reduced tax rate. If Chukong HK is subject to the 10% tax rate instead of the 5% tax rate for dividends paid to it, our financial condition will be negatively affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect us.

The State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-trip Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, and a series of implementation rules and guidance, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of SAFE before establishing or acquiring control over any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is a beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of SAFE, with respect to that offshore special purpose company in connection with any increase or decrease in its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Any failure to comply with the above registration requirements could result in our PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent companies, offshore parent companies being restricted in their ability to contribute additional capital into their PRC subsidiaries and may also subject the relevant PRC subsidiaries and PRC residents to penalties under PRC foreign exchange administration regulations.

We have requested PRC residents who we know hold direct or indirect interests in our company to make necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. All of our founders who are subject to SAFE Circular No. 75 have completed the necessary registrations with the local SAFE branch as required by SAFE Circular No. 75 in relation to our previous financings. However, we cannot assure you that such amendment registrations will be duly completed with the local SAFE branch in a timely manner, or at all. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurance that these PRC residents will obtain all necessary registrations or comply with other requirements under SAFE Circular No. 75 or other related rules. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our direct PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Anti-Monopoly Law and the MOFCOM Security Review Rules, establish additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, by including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls into the ambit of a security review by MOFCOM, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we operate our mobile games.

Currently, most of our game players in China are young people, many of whom are students. Due to the exciting and appealing features of online games as a form of entertainment, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or neglecting other activities, including education, vocational training, sports, and proper rest, which in term could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our mobile game operations may be adversely affected by implementation of new anti-fatigue-related regulations.”

Adverse public opinion could discourage players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as on players’ access to online games. For example, in January 2011, MIIT and seven other PRC central government authorities jointly issued the circular entitled Implementation Scheme Regarding Online Game Parental Guardianship Project for Minors, or the Parental Guardianship Project Circular, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing their online games and are required to monitor the gaming activities of minors and suspend the accounts of minors if so requested by their parents or guardians. We believe stricter government regulations, such as regulations limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual player, or extending anti-fatigue-related regulations to adults, may be implemented in the future. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we operate our games, which could materially and adversely affect our revenues.

Our mobile game operations may be adversely affected by implementation of new anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. This will not affect our single-player games, but our online mobile games may be subject to these policies. On April 15, 2007, eight PRC government authorities, including GAPP, the Ministry of Education and MIIT, jointly issued a notice, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. The anti-fatigue system allows game operators to identify which players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult players in the future, our business could be materially and adversely affected.

On July 1, 2011, eight PRC government authorities, including GAPP, the Ministry of Education, MIIT and five others, jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Online Games, or the Real-name Registration Notice, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play internet games. Accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice requires the termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Parental Guardianship Project Circular, or the Real-name Registration Notice. The Real-name Registration Notice further increases our operational risks, as we will be required to spend more resources on real-name verification and anti-fatigue systems, which will lead to an increase in operation costs. In addition, the amount of time that minors will be able to spend playing online games such as ours will be further limited, which can be expected to lead to a reduction in our revenues. Furthermore, if we are found to be in violation of the Real-name Registration Notice, we may be required to suspend or discontinue our online game operations.

Strengthened supervision of the online game industry may adversely affect our mobile game operations.

We may face stricter supervision in the future regarding the operation of our online games by several PRC governmental departments with oversight on the online game industry in China, including SAPPRFT and MOC.

For example, the GAPP Notice states that SAPPRFT is the governmental department with authority to examine and pre-approve online games, and that each online game operator must obtain an internet publishing license in order to provide online game services. As of the date of this prospectus, we are in the process of applying for such an internet publishing license. While we are in the process of applying for such an internet publishing license, we are in cooperation with traditional publishing houses, who hold such internet publishing licenses, to publish our online games. Under the GAPP Notice, each online game is also required to be approved by SAPPRFT prior to the commencement of its operations in China. As of the date of this prospectus, we are still in the process of applying with the SAPPRFT for the approvals of all of our games. While we understand that the government authorities have not actively enforced this requirement or assessed any penalties for the failure to receive SAPPRFT approval for each game, we cannot assure you that the government authorities will not begin to enforce this requirement or assess penalties in the future. Under the GAPP Notice, in the event of any failure to meet the above-mentioned requirements, an operator may face severe monetary penalties or be forced to cease operations, any of which would have a material adverse effect on our business and results of operations.

On June 3, 2010, MOC issued the Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010 and are intended to further strengthen MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that MOC has the authority to review the content of all online games except online game publications that have been pre-approved by SAPPRFT. However, the Online Game Measures do not clearly specify what constitutes “online game publications.” Furthermore, the Online Game Measures require all operators of online games, issuers of virtual currencies and providers of virtual currency trading services obtain Internet Culture Operation Licenses. Chukong Technology has obtained such an Internet Culture Operation License. In addition, the Online Game Measures provide that all domestic online games must be filed with MOC, and all imported online games must be approved by the MOC. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks or trading system) is made to an existing online game, it will be subject to a new content review.

Our mobile game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing or content review and therefore may cause delays when we try to file or apply for content review with MOC. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by SAPPRFT and MOC. Because there is ambiguity in the scope of the authority and the roles and responsibilities of various different governmental departments, such as MOC and SAPPRFT, with oversight on the online game industry, we may face stricter scrutiny of the operation of our online mobile games. If we do not comply with the regulations of any relevant PRC governmental department regarding the online game industry, we may be subject to various penalties, such as a fine, confiscation of proceeds received during the non-compliance period or revocation of our Internet Culture Operation License, and our online game business may be adversely affected.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on our business.

Substantially all of our assets and business operations are located in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including:

•	degree of government involvement;

•	level of development;

•	rate of economic growth;

•	control of foreign exchange rates and currency conversion;

•	access to financing; and

•	allocation of resources.

Although China has been transitioning from a planned economy to a more market-oriented economy since the 1970s, the PRC government continues to exercise significant control over China’s economy through resource allocation, foreign exchange control, monetary policies and administrative regulations of certain industries and entities. The continued control of these assets and other aspects of the national economy by the government could affect our access to key resources and materially and adversely affect our business. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow, that any growth will be steady and uniform or that any slowdown will not have a negative effect on our business.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involves uncertainties, which may limit the availability of certain legal protections.

In addition, the PRC administrative and court authorities have significant discretions in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may therefore increase our operating expenses and costs and materially and adversely affect our business and results of operations.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC laws, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC laws tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China are not as developed as in the United States, and the result of any contractual dispute resolution is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Due to the materiality of certain contracts to our business, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Han Kun Law Offices, that CSRC’s approval is not required for this offering or our holding of the equity interests in Chukong Beijing given the fact that (i) Chukong Beijing was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by merger with, or acquisition of equity interests or assets of, a PRC domestic company owned by PRC companies or individuals as defined in the M&A Rules that are our beneficial owners, and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. We established Chukong Beijing as a wholly foreign-owned enterprise in China in April 2011 through direct investment by Chukong HK, rather than through merger or acquisition of a PRC domestic enterprise as defined under the M&A Rules. Therefore, we do not believe the M&A Rules apply to our holding of the equity interests in Chukong Beijing. We also believe, based on the advice of our PRC legal counsel, governmental approvals under the M&A Rules were not required for our historical corporate restructuring and acquisitions. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations of competent government authorities in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us to halt this offering before the settlement and delivery of the ADSs offered by this prospectus.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may limit the use of the proceeds we receive from this offering for our expansion or operations.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our direct PRC subsidiary, (ii) establish new direct PRC subsidiaries and make capital contributions to these new direct PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our direct subsidiaries in China, whether existing or newly established, must be approved by the PRC Ministry of Commerce or its local bureaus;

•	loans by us to our direct subsidiary in China, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus; and

•	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local bureaus.

In addition, on August 29, 2008, SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. It requires that the capital in Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE.

Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used. Any violation of SAFE Circular No. 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from this offering into Renminbi pursuant to SAFE Circular No. 142, our use of such Renminbi funds will be for purposes within the approved business scope of our direct PRC subsidiary. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our direct PRC subsidiary. Furthermore, SAFE promulgated SAFE Circular No. 59 in November 2010, which tightens the regulations over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE further promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to transfer the net proceeds from this offering to our consolidated affiliated entities through our subsidiaries in China, and we may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies or establish other consolidated affiliated entities in China.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of proceeds of this offering. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process and grant such approvals or registrations or deny such application within a prescribed period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including mobile game businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations of some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such penalty may disrupt our business operations and may have a material adverse effect on our results of operations.

•	The interpretation and application of existing or future PRC laws, regulations and policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to be in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet businesses.

If current or future laws, rules or regulations regarding internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, our business could be severely impaired and we could be subject to severe penalties.

The laws and regulations governing the mobile game industry in China are developing and subject to future changes. If we fail to obtain or to maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The Chinese internet industry, including the operation of mobile games, is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, MIIT, the State Administration for Industry and Commerce, or SAIC, MOC, SAPPRFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the internet and the mobile game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide mobile game services. For example, a value-added telecommunications services provider must obtain a VATS License for approved scope of business. An internet content provider, or ICP, must obtain an ICP License from MIIT or its local offices in order to engage in any commercial ICP operations within China. An mobile game operator must also obtain an internet culture operation license from MOC, and an internet publishing license from SAPPRFT, in order to operate and distribute games through the internet. As of the date of this prospectus, both Chukong Technology and Tiansheng Chengye hold valid VATS Licenses for information services through mobile networks, and Chukong Technology holds a valid ICP License and a valid internet culture operation license. We are also in the process of applying for an internet publishing license. As the mobile game industry is at its early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We also cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our applications.

China has enacted laws and regulations governing internet access and the distribution of news and other content, as well as products and services, through the internet. The PRC government prohibits information that it believes to be in violations of PRC laws from being distributed through the internet. MIIT, SAPPRFT and MOC have promulgated regulations that prohibit games from being distributed through the internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for mobile games. The effect that such a system could have on our business is unclear. If any games we offer were deemed to have violated any such content restrictions, we would not be able to obtain the necessary government approval for us to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our licenses for operating mobile games, which would materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for certain unlawful actions of our users or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our player base, the amount of time our games are played or the purchases of virtual items in our games. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our games or offering other services in China.

We may be subject to the PRC government’s ongoing crackdown on internet pornographic content.

The Chinese government has stringent regulations on online pornographic content and has launched several crackdowns on internet pornography in past years. On December 4, 2009, MIIT and other three government authorities jointly issued the Incentives Measures for Reporting of Pornographic, Obscene and Vulgar Messages on the internet and Mobile Media, or the Anti-Pornography Notice, to further crack down on online pornography. Pursuant to this Anti-Pornography Notice, rewards of up to RMB10,000 may be given to internet users who report websites that feature pornographic content and a committee has been established by MIIT to review such reports to determine an appropriate reward.

We attempt to delete from our applications, forums, channels and communities all contents which might be deemed to be pornographic or vulgar under the Anti-Pornography Notice. In addition, we have strengthened our internal censorship and supervision of links and contents uploaded by users. We have not, to date, received any violation notice from or been subject to any penalties imposed by PRC government agencies in this regard. However, there is no assurance that content in our applications, forums, channels and communities will not be found to be pornographic or vulgar by PRC government agencies in the future. In the event that we are accused by the government of disseminating pornographic or vulgar content, our reputation could be adversely affected.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our players.

In the course of playing our games, some virtual assets, such as player experience and skills, are acquired and accumulated. Such virtual assets can be highly valued by players. In practice, virtual assets can be lost for various reasons, such as data loss caused by network delays or breakdowns, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of any particular virtual asset is and whether the ownership of virtual assets (if any) is protected by law. In addition, it is unclear under PRC laws whether an operator of mobile games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by players. Based on several judgments regarding the liabilities of game operators for loss of virtual assets by players, the courts have generally required the game operators to provide well-developed security systems to protect such virtual assets owned by players. In the event of a loss of virtual assets, we may be sued by players and may be held liable for damages.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. The Renminbi has appreciated more than 10% against the U.S. dollar since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. Substantially all of our revenues and expenses are denominated in Renminbi. At the Cayman Islands holding company level, we may rely on dividends paid to us by our subsidiaries and fees paid to us by our variable interest entities in China. Any significant revaluation of the Renminbi may materially affect our cash flows, net revenues, earnings and financial position as a whole, and the value of, and any dividends payable on, our shares and/or ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount we would receive from such conversion.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risks. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure. In addition, any currency exchange loss we may incur may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, the income of our Cayman Islands holding company is primarily derived from the earnings of our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or make other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of its retained earnings under PRC laws. Furthermore, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and to pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiary and our variable interest entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiary and our variable interest entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the

Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies. SAFE Circular No. 7 regulates foreign exchange matters associated with employee stock option incentives or similar incentives permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges. Pursuant to SAFE Circular No. 7, all PRC residents participating in share incentive plans of offshore listed companies shall, through their employers, jointly retain qualified PRC agents to register with local SAFE branches. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for asset trusteeship, which is lawfully selected to handle various foreign exchange matters related to share incentive plans and applies annually for a quota for conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of their employee stock options. The foreign exchange proceeds received by PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

Further, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the Ministry of Finance and SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notices are shares of publicly-listed companies.

Following the completion of this offering, we intend to register with the local SAFE bureau on behalf of our employees who have been granted shares or share options under our share/option incentive plan and follow other procedures set forth in SAFE Circular No. 7 and other applicable regulations. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. We and our PRC employees who participate in our share option plans will be subject to these regulations when this offering is completed. If we or any of our PRC option holders fail to comply with these regulations, we or the relevant PRC option holders may be subject to fines and other legal or administrative sanctions.

If the chops of our subsidiary and consolidated affiliated entities in China are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, our business and operations could be materially and adversely affected.

In China, a company chop or seal legally represents the authority of and authorization by the company towards third parties even when unaccompanied by any signature of authorized persons. Under PRC laws, legal documents for corporate transactions, including contracts and leases that our business relies on, are executed using “corporate chops,” which are instruments that contain either the official seal of the signing entity and the signature of a legal representative of the entity whose designation is registered and filed with the State Administration of Industry and Commerce or its local counterparts.

Our PRC subsidiary and consolidated affiliated entities generally execute legal documents with their corporate chops. One or more of our corporate chops may be used to, among other things, execute commercial sale or purchase contracts, procurement contracts and office leases, open bank accounts, issue checks and invoices. We believe that we have sufficient control in place over access to and use of the chops. Our company chops, or chops, are kept securely at our finance department under the direction of the chief executive officer at the headquarters level or held securely by personnel designated and approved by the general manager at the level of subsidiaries or consolidated affiliated entities. Use of chops requires proper approvals in accordance with our internal control procedures. The custodian at the finance department also maintains a log to keep detailed record of each use of the chops. Moreover, the finance department is always locked after office hours and only authorized persons have access to its keys.

However, we cannot assure you that unauthorized access to or use of those chops can be totally prevented. Our designated employees who hold the corporate chops could abuse their authority by, for example, binding us to contracts against our interests or intentions, which could result in economic harm, disruption of our operations, legal disputes or other damages to us. If the party contracting with us did not act in good faith under the circumstances, we might be able to nullify such contracts through legal proceedings. However, such corporate or legal action could incur significant costs and involve significant time and resources, while distracting management from our operations.

If an employee misuses a chop in an attempt to obtain control over our PRC subsidiary and one or more of our consolidated affiliated entities, we would need to take legal action to seek the return of the chop(s), apply for a new chop(s) with the relevant authorities or otherwise seek legal redress for the violation of such employee’s duties. During any period where we might lose effective control of the corporate activities of one or more of our PRC subsidiary and consolidated affiliated entities as a result of such misuse or misappropriation, the business activities of the affected entities could be disrupted and we could lose the economic benefits of those aspects of our business. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of these entities could be significantly and adversely impacted.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The outcome of the administrative proceedings brought by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, the administrative law judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The “big four” PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not take effect until and unless it is endorsed by the SEC. The “big four” PRC-based accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. While we cannot predict the outcome of the SEC’s review nor that of any subsequent appeal process, if the “big four” PRC-based accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements in connection with this offering under the Securities Act of 1933, as amended, or the Securities Act, or those of public companies registered under the Exchange Act after our completion of this offering. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our ADSs from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The business license of our direct PRC subsidiary does not specifically authorize equity investments and, as a result, we are prohibited from using Renminbi converted from foreign currency-denominated capital to establish new subsidiaries or to invest in other companies in China.

On August 29, 2008, SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency-denominated capital into Renminbi and restricting the use of capital in Renminbi converted from foreign currencies. SAFE Circular No. 142 provides that a foreign-invested company is only permitted to use Renminbi converted from foreign currency-denominated capital for purposes within the business scope specified on its business license, as approved by the applicable governmental authorities. Our direct PRC subsidiary has used Renminbi converted from foreign currency-denominated capital to research and develop software, network technology and provide technical consulting services, all of which are within the approved business scope specified on our direct PRC subsidiary’s business license. Currently, the approved business scope of our direct PRC subsidiary, which is a foreign-invested enterprise, does not include equity investments.

As a result, although we may finance our direct PRC subsidiary through shareholder loans or capital contributions after obtaining approval from, and completing registration with, the applicable PRC governmental authorities, such capital can only be used for approved business purposes specified on the business license of our direct PRC subsidiary, and our direct PRC subsidiary is not permitted to use such funds to make any equity investment in the PRC by means of establishing new subsidiaries or acquiring an equity interest in other entities in China. Any violation of SAFE Circular No. 142 may result in severe penalties, including substantial fines. This limitation could adversely affect the ability of our direct PRC subsidiary to expand its business operations and may impact our planned use of proceeds. For example, we may not be able to use our proceeds for strategic investments or acquisitions in the PRC, though we are not currently negotiating any such investment or acquisition.

Our global income and the dividends we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on their investments in our shares or ADSs.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the production and business operations, personnel and human resources, finances and properties of an enterprise, and provide that if the foreign enterprise is deemed to be a PRC resident enterprise, dividends and other income received by its non-PRC resident enterprise shareholders from the deemed PRC resident enterprise will be considered PRC-source income and subject to a 10% PRC withholding tax, which may be reduced depending on provisions in any double taxation agreement between the PRC and the relevant country. A circular issued by SAT on April 22, 2009, or the Circular, specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management personnel and core management departments in charge of its daily production operations and management are located mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or by foreign individuals or enterprises, the criteria set forth in the Circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe that Chukong Holdings Limited meets all of the criteria described above. Chukong Holdings Limited is a company incorporated outside the PRC, and it keeps its key assets and records, including resolutions of its board of directors and resolutions of its shareholders, outside of the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that Chukong Holdings Limited should not be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income.

If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flows and profitability. Moreover, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC resident enterprise shareholders, and a 10% PRC tax is imposed on gains derived by our non-PRC resident enterprise shareholders from transferring our ordinary shares or ADSs, unless the holder is eligible for a reduced rate under an applicable treaty.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains received by such non-PRC individual shareholders, it would generally apply at a rate of 20%, unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Chukong Holdings Limited would be able to claim the benefits of any tax treaties between their tax residence countries and the PRC in the event that Chukong Holdings Limited is treated as a PRC resident enterprise. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainty regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise or non-PRC individual shareholders and ADS holders or our shareholders and ADS holders are subject to PRC tax on gains derived from transferring our ordinary shares or ADSs, their investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698, issued by SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, shall report this Indirect Transfer to the competent tax authority of the PRC resident enterprise. Applying a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular No. 698 also provides that where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular No. 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from a disposition of any equity interests of an overseas holding company; and the term “does not impose income tax” refers to cases where the gain derived from such a disposition of equity interests of an overseas holding company is not subject to income tax in the country or jurisdiction where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular No. 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations concerning how to determine whether a foreign investor has adopted an arrangement for the purpose of reducing, avoiding or deferring PRC tax. SAT Circular No. 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular No. 698 and may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we and our non-resident enterprise investors should not be taxed under SAT Circular No. 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Failure to obtain any preferential tax treatments or the discontinuation, reduction or delay of any of the preferential tax treatments that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, foreign-invested companies such as Chukong Beijing, and domestic companies such as our consolidated affiliated entities, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain encouraged sectors of the economy. Companies that qualify as software enterprises are exempt from PRC income tax for two years and subject to a preferred income tax rate of 12.5% for the following three years, starting from the first profit making year. All of Chukong Beijing, Chukong Technology and Xiamen Yaji are software enterprises, and are eligible for such preferential tax treatment commencing from each of their first profit-making year.

However, if any of our PRC subsidiaries and consolidated affiliated entities that qualified for preferential tax treatment fails to continue to qualify in a subsequent year, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the NASDAQ Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and our underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent months, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the performances of our American depositary shares. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our net sales, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry; and

•	potential litigation or regulatory investigations or other proceedings involving us.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the mobile entertainment market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from this offering may be used for our geographic expansion, product development and upgrading of our information technology system, and otherwise for general corporate purposes, including working capital. We may also use a portion of the net proceeds for strategic investments and potential acquisition opportunities, although we are not currently negotiating any material investment or acquisition. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investing decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise by the underwriters of their option to acquire additional ADSs), representing the difference between the assumed initial public offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus, and our net tangible book value per ADS as of                     , after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon exercise of share options vested. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our ordinary shares and preferred shares issued and outstanding before the completion of this offering will be re-designated or automatically converted into Class B ordinary shares, while all of the ordinary shares to be issued in or after the completion of this offering will be Class A ordinary shares. We intend to maintain the dual-class voting structure after the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. An affiliate of a specified person or entity generally refers to one who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity, and in the case of a natural person, includes such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing.

Due to the disparate voting powers attached to these two classes of ordinary shares, our pre-IPO shareholders will collectively own approximately         % of the voting power of our outstanding shares immediately after this offering and will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have ordinary shares outstanding, including ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain of our shareholders have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of these shares. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

After our preferred shares are automatically converted into ordinary shares upon the completion of this offering, assuming that the underwriters do not exercise their over-allotment option, our executive officers and directors, together with our existing private equity investors, will beneficially own approximately             ordinary shares, or approximately                      of our outstanding ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, the shares they beneficially own represent approximately             % of the aggregate voting power of our company immediately after this offering. Accordingly, our executive officers and directors, together with our existing shareholders, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

Our post-offering articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our post-offering articles of association, which will become effective immediately upon the completion of this offering, contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or a similar transaction. For example, our board of directors has the authority to, without further action by our shareholders, issue preference shares. These preference shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise those rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our post-offering memorandum and articles of association, the minimum notice period required to convene a general meeting is                     days. To allow ADS holders to act through the depositary to exercise their rights, we typically provide                      days’ notice. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote, where such failure or other actions result from reasons beyond their control. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your ordinary shares by canceling your ADSs.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the underlying securities require registration under the Securities Act but have not been properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in our ADSs or ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be treated as a passive foreign investment company, or a PFIC. Under United States federal income tax law, we will be treated as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the market value of our ADSs following this offering, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations into our consolidated U.S. GAAP financial statements. If the corporate structure and contractual arrangements through which we conduct our business in China were found to be in violation of any existing or future PRC laws or regulations, we would be subject to severe penalties and we may also not be able to consolidate the results of operations of our consolidated affiliated entities into our consolidated U.S. GAAP financial statements. As a result, we may not be treated as the owner of our consolidated affiliated entities for United States federal income tax purposes. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we may be treated as a PFIC for the current and any subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase.

If we were to be or be treated as a PFIC, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of any distribution on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this prospectus.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in PRC or Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. Section 404 requires that we include a management report on our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote and the vote is taken by poll, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of the meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Upon consummation of this offering, we will report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our expected development, launch and market acceptance of new games;

•	our future business development, financial condition and results of operations;

•	our ability to retain and grow our user base and distribution network;

•	the expected growth of, and trends in, the mobile entertainment markets in China;

•	our expectations regarding demand for and market acceptance of our brand and services;

•	competition in our industry in China;

•	our ability to maintain the network infrastructure necessary to operate our mobile applications;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	our ability to protect our users’ information and adequately address privacy concerns.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government agencies and third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the mid-point of the range shown on the front cover page of this prospectus. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.] A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of              ADSs at US$             per ADS, the mid-point of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$ in engine development and mobile content development;

•	approximately US$ in sales and marketing activities, technology infrastructure, improvement of corporate facilities; and

•	the balance for other general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use as described above, we plan to invest the net proceeds in short-term financial instruments or demand deposits.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may limit the use of the proceeds we receive from this offering for our expansion or operations.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulations—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into an aggregate of 94,725,998 ordinary shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into 94,725,998 ordinary shares immediately upon the completion of this offering, and (ii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2014
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	RMB	RMB	US$
	(in thousands)
Preferred shares
Series A preferred shares (US$0.000002 par value; 17,857,150 shares authorized, 17,857,150 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	79,121	—
Series B preferred shares (US$0.000002 par value; 31,959,597 shares authorized, 31,959,597 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	178,357	—
Series C preferred shares (US$0.000002 par value; 28,735,413 shares authorized, 28,735,413 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	184,237	—
Series D Preferred Shares (US$0.000002 par value, 16,173,838 shares authorized, 16,173,838 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	323,894	—
Shareholders’ equity/(deficit)
Ordinary shares (US$0.000002 par value; 405,274,002 shares authorized, 50,000,000 shares issued and outstanding on an actual basis; 144,725,998 outstanding on a pro forma basis; outstanding on a pro forma as adjusted basis)	1	2
Additional paid-in capital(2)	—	765,608
Accumulated other comprehensive loss	(2,798)	(2,798)
Accumulated deficit	(359,938)	(359,938)

Total shareholders’ (deficit)/equity(2)	(362,735)	402,874

Total capitalization(2)	402,874	402,874

Notes: (1)	The pro forma information and the pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the issuance and sale of ADS, representing Class A ordinary shares, by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses payable by us. As a result, an increase in the cash and cash equivalents by approximately RMB million would increase the total par value of our ordinary shares by approximately RMB and the additional paid-in capital by approximately RMB million. There is no change to any other item in the pro forma as adjusted column above. A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of our cash and cash equivalents, total assets and total shareholders’ equity (deficit) by RMB million (US$ million).

DILUTION

Our net tangible book value as of March 31, 2014 was approximately US$             per ordinary share and US$            per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share. Because our Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented here based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after March 31, 2014, other than to give effect to (1) the conversion of all of our preferred shares into ordinary shares, which will occur automatically upon the completion of this offering, and (2) our issuance and sale of              ADSs in this offering, at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at March 31, 2014 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$ and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of March 31, 2014	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2014, the differences between the shareholders as of March 31, 2014 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$            , US$            , US$             and US$            , respectively, assuming the sale of              ADSs at US$            , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no              exercise of any outstanding share options outstanding as of the date of this prospectus. As of             , 2014, there were ordinary shares issuable upon exercise of outstanding share options, options to purchase              Class A ordinary shares had been exercised for which we will issue              Class A ordinary shares to the option holders after the expiration of the 180-day lock-up period, and there were or more              Class A ordinary shares available for future issuance upon the exercise of future grants under our 2011 Global Share Plan and 2013 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate as of the period end of the applicable periods, that is, RMB6.0537 to US$1.00, the rate in effect as of December 31, 2013 or RMB6.2164 to US$1.00, the rate in effect as of March 31, 2014, as applicable. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated herein, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on international trade. On April 18, 2014, the certified exchange rate was RMB6.2240 to US$1.00.

The following table sets forth information concerning exchange rates between RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2013
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	a relatively effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed PunchBox USA Inc., located at 931 Hamilton Ave., Menlo Park, CA 94025 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Travers Thorp Alberga, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

Travers Thorp Alberga has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United

States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

We are a holding company incorporated in the Cayman Islands and conduct our business through our subsidiaries and our consolidated affiliated entities in China. We started our operations in April 2010 when our founders established Beijing Chukong Technology Co., Ltd., or Chukong Technology, in China. In order to facilitate foreign investment in our company, our holding company, Directouch Holdings Limited, was incorporated in the Cayman Islands in November 2010, and subsequently changed its name to Chukong Holdings Limited in January 2014. In December 2010, we established Directouch Management Limited, or Chukong HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Chukong HK established a wholly-owned PRC subsidiary, Beijing Chukong Aipu Technology Co., Ltd., or Chukong Beijing, in April 2011. In October 2011, we established PunchBox USA Inc., or Chukong USA, a wholly-owned subsidiary in the United States. In August 2013, Chukong HK established Chukong Technology Korea, Inc., or Chukong Korea, a wholly owned subsidiary, in Korea.

The following diagram illustrates our corporate structure, including our principal operating entities, as of the date of this prospectus:

*	Wholly foreign-owned entity.
†	Consists of (1) with respect to Beijing Wan’ai and Chukong Technology, Business Operations Agreement, Equity Interest Pledge Agreement, Power of Attorney, Exclusive Consulting and Services Agreement, Equity Disposal Agreement, Domain Names and Trademarks Pledge Agreement, Intellectual Property Licensing Agreement and Intellectual Property Transfer Agreement, as amended, and (2) with respect to Tiansheng Chengye, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement, Loan Agreement and Power of Attorney. For details on the contractual arrangements, see “Corporate History and Structure—Our Contractual Arrangements.”

(1)	The shareholders of Beijing Wan’ai are Haozhi Chen, Guanqun Liu and Fei Ma, holding 45%, 45% and 10% of the total equity interests in Beijing Wan’ai, respectively. Haozhi Chen is our chairman of the board of directors and chief executive officer, Guanqun Liu is our director and chief operating officer and Fei Ma is a shareholder of our company. Beijing Wan’ai currently does not conduct any business operations.
(2)	The shareholders of Tiansheng Chengye are Yan Jia and Yingtao Hou, each an employee of our company, and each holding 50% of the total equity interests in Tiansheng Chengye. Tiansheng Chengye holds a license for trans-regional value-added telecommunications businesses, or a trans-regional VATS License, and a license for using short message service access code. Tiansheng Chengye is currently engaged in software development. For the years ended December 31, 2011, 2012 and 2013, we generated nominal revenues from Tiansheng Chengye.
(3)	The shareholders of Chukong Technology include Haozhi Chen, Guanqun Liu and Fei Ma, holding 45%, 45% and 10% of the total equity interests in Chukong Technology, respectively. Chukong Technology holds a value-added telecommunication license for internet information services, or the ICP License, a trans-regional VATS License, as well as an internet culture operation license. We conduct most of our businesses, including content development, content publishing and advertising, through Chukong Technology and its subsidiaries.

Foreign ownership of mobile game businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of mobile games through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Chukong Beijing, is a wholly foreign-owned enterprise. As a result, Chukong Beijing is restricted from holding the licenses that are necessary for our mobile internet business in China. To comply with these restrictions, we conduct substantially all our business through contractual arrangements with our variable interest entities and their respective shareholders. Chukong Technology, Tiansheng Chengye and their subsidiaries hold the licenses necessary to conduct our internet-related operations in China. Chukong Beijing is currently engaged in the business of software development, which is an encouraged foreign investment industry under the current of Guiding Catalog for Foreign Investment Industries.

Our wholly owned subsidiary, Chukong Beijing, have entered into a series of contractual arrangements with our variable interest entities and their respective shareholders, which enable us to:

•	exercise effective control over our variable interest entities;

•	receive substantially all of the economic benefits of our variable interest entities through service fees in consideration for the consulting services provided by Chukong Beijing; and

•	have an exclusive option to purchase all of the equity interests in our variable interest entities to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in our variable interest entities. However, as a result of contractual arrangements, we are considered the primary beneficiary of our variable interest entities, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements included in this prospectus in accordance with U.S. GAAP.

We face risks with respect to the contractual arrangements with our variable interest entities and their respective shareholders. If our variable interest entities or their respective shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over our variable interest entities may be limited. If we are unable to maintain effective control over our variable interest entities, we would not be able to continue to consolidate their financial results. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulations.” For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Our Contractual Arrangements

The following is a summary of the material provisions of the agreements entered into by our wholly owned PRC subsidiary, Chukong Beijing, with our variable interest entities and the shareholders of our variable interest entities. For more complete information, you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information.”

Our Contractual Arrangements with Chukong Technology and Beijing Wan’ai

Exclusive Consulting and Services Agreement. Under the Exclusive Consulting and Services Agreement between Chukong Beijing and Chukong Technology, Chukong Beijing has the exclusive right to provide, among other things, technical support, consulting services and other services to Chukong Technology, and Chukong Technology agrees to accept all the consultation and services provided by Chukong Beijing. Without Chukong Beijing’s prior written consent, Chukong Technology is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Chukong Beijing shall be entitled to any and all the intellectual property rights arising out of or created in connection with the performance of this agreement. The consideration of the services provided by Chukong Beijing to Chukong Technology under this agreement shall be equal to 10% of the total revenue of Chukong Technology each month, which shall be calculated and payable on a quarterly basis and is subject to adjustment based on the complexity, time spent, cost, contents and value of the development work done by Chukong Beijing as well as the market price of similar work. Since Chukong Beijing has effective control over Chukong Technology through the Power of Attorney, the Equity Interest Pledge Agreement and the Equity Disposal Agreement, Chukong Beijing has the right to adjust the service fees at its sole discretion. Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing.

Business Operations Agreement. Under the Business Operations Agreement among Chukong Beijing, Chukong Technology and the shareholders of Chukong Technology, without the prior written consent of Chukong Beijing or its designated party, Chukong Technology shall not conduct any transaction that may substantially affect the assets, business, operation or interest of Chukong Technology. Chukong Technology and its shareholders shall also follow Chukong Beijing’s instructions on management of Chukong Technology’s daily operation, finance and employee matters and appoint the nominee(s) designated by Chukong Beijing as the director(s) and senior management members of Chukong Technology. In the event that any agreements between Chukong Beijing and Chukong Technology terminates, Chukong Beijing has the sole discretion to determine whether to continue any other agreements with Chukong Technology. In addition, the shareholders of Beijing Technology shall issue a power of attorney in the form as attached to this agreement to authorize Chukong Beijing as their attorney and to exercise their shareholders’ right (see the summary of Power of Attorney in this section for more details). Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing.

Power of Attorney. Pursuant to the power of attorney, the shareholders of Chukong Technology each irrevocably appointed Chukong Beijing as the attorney-in-fact to act on their behalf on all matters pertaining to Chukong Technology and to exercise all of their rights as a shareholder of Chukong Technology, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. Chukong Beijing may authorize or assign its rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force with the same effective term of the Business Operations Agreement. In addition, the term of each power of attorney shall be renewed at the request of Chukong Beijing upon expiration.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Chukong Beijing and each of the shareholders of Chukong Technology, the shareholders pledged all of their equity interests in Chukong Technology to Chukong Beijing to guarantee Chukong Technology’s and its shareholders’ payment obligations under and liabilities arising from ineffectiveness of the Exclusive Business Consulting and Services

Agreement, Business Operations Agreement, Equity Interest Disposal Agreement and Intellectual Properties Licensing Agreement, including, but not limited to, the payments due to Chukong Beijing for services provided and the license of intellectual properties. If Chukong Technology or any of Chukong Technology’s shareholders breaches its contractual obligations under the above agreements, Chukong Beijing, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Chukong Technology in accordance with legal procedures. During the term of the pledge, the shareholders of Chukong Technology shall cause Chukong Technology not to distribute any dividends and if they receive any dividends generated by the pledged equity interests, they shall transfer such received amounts to an account designated by Chukong Beijing according to the instruction of Chukong Beijing. If Beijing Technology or its shareholders fail to pay any due amount under the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Interest Disposal Agreement or Intellectual Properties Licensing Agreement or fail to fulfill any other obligations thereunder and such failure is not cured within ten days after Chukong Beijing’s breach notice, Chukong Beijing, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in this agreement are registered with the relevant local administration for industry and commerce and will remain binding until Chukong Technology receives written confirmation from Chukong Beijing that Chukong Technology and its shareholders has fully performed all their obligations under the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Interest Disposal Agreement and Intellectual Properties Licensing Agreement. We registered our equity interest pledge agreement regarding Chukong Technology with local administration of industry and commerce, or AIC, in April 2011.

Equity Disposal Agreement. Under the Equity Disposal Agreement among Chukong Beijing, Chukong Technology and each of the shareholders of Chukong Technology, each of the shareholders irrevocably granted Chukong Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Chukong Technology at the consideration equal to the lessor of RMB 1 or the lowest price as permitted by PRC laws. In addition, any consideration paid by Chukong Beijing to the shareholders of Chukong Technology in exercising the option shall be transferred to Chukong Beijing or its designated person. Chukong Beijing or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Chukong Beijing’s written consent, the shareholders of Chukong Technology shall not transfer, pledge, or otherwise dispose any equity interests in Chukong Technology until Chukong Beijing or its designated party acquires all the equity interest or assets of Chukong Technology. Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing. At the moment, we cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Chukong Technology due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. We intend to exercise such option once China opens up these industries to foreign investment.

Intellectual Property Transfer Agreement. Under the Intellectual Property Transfer Agreement between Chukong Beijing and Chukong Technology, Chukong Technology transfers any and all the intellectual properties that are owned or are to be owned by it to Chukong Beijing, except for the trademarks and domain names. The total consideration paid to Chukong Technology under this agreement is RMB4.0 million. Without the prior written consent of Chukong Beijing, Chukong Technology shall not use its transferred intellectual properties under this agreement in any jurisdiction. On November 29, 2013, Chukong Technology and Chukong Beijing entered into an amendment to this intellectual property transfer agreement to further specify certain software that shall be transferred from Chukong Technology to Chukong Beijing.

Intellectual Property Licensing Agreement. Under the Intellectual Property Licensing Agreement between Chukong Beijing and Chukong Technology, Chukong Beijing grants Chukong Technology a non-exclusive, non-transferable and non-sub-licensable license to use the transferred intellectual properties under the intellectual property transfer agreement within PRC. The loyalty is equal to 10% of the total revenue of Chukong Technology every year, which shall be due and payable prior to December 31 each year and may be waived by Beijing Chukong at its discretion. Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing. In addition, Chukong Technology may not terminate this agreement while Chukong Beijing is entitled to do so with a 30-day advance notice to Chukong Technology and its shareholders.

Domain Names and Trademarks Pledge Agreement. Under the Domain Names and Trademarks Pledge Agreement between Chukong Beijing and Chukong Technology, Chukong Technology pledged certain of its domain names and trademarks to Chukong Beijing, to guarantee Chukong Technology’s and its shareholders’ payment obligations under and liabilities arising from ineffectiveness of the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Interest Disposal Agreement and Intellectual Properties Licensing Agreement including, but not limited to, the payments due to Chukong Beijing for services provided. If Chukong Technology or any of its shareholders breaches his/her/its contractual obligations under the contractual arrangements, Chukong Beijing, as the pledgee, will be entitled to dispose of the pledged domain names and trademarks in accordance with PRC laws and regulations. The pledge of trademarks will become effective on the date when the pledge is registered with the State Administration for Industry and Commerce and the pledge of domain names will become effective upon the execution of this agreement. Both pledges will remain effective until Chukong Technology receives written confirmation from Chukong Beijing that Chukong Technology has fully performed all its obligations under the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Interest Disposal Agreement and Intellectual Properties Licensing Agreement.

Chukong Beijing, Beijing Wan’ai and the shareholders of Beijing Wan’ai also entered into an Exclusive Consulting and Services Agreement, a Business Operations Agreement, a Power of Attorney, an Equity Interest Pledge Agreement, an Equity Disposal Agreement, an Intellectual Property Transfer Agreement, an Intellectual Property Licensing Agreement, and a Domain Names and Trademarks Pledge Agreement, each substantially identical in all material respects to the agreements entered into by and among Chukong Beijing, Chukong Technology and the shareholders of Chukong Technology mentioned above, except as to the parties thereto and certain details. For example, the consideration under the intellectual properties transfer agreement regarding Beijing Wan’ai was RMB1. In addition, we registered our equity interest pledge agreement regarding Beijing Wan’ai with the local AIC in May 2011.

Our Contractual Arrangements with Tiansheng Chengye

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Chukong Beijing and Tiansheng Chengye, Chukong Beijing has the exclusive right to provide, among other things, technical support, consulting services and other services to Tiansheng Chengye and Tiansheng Chengye agrees to accept all the consultation and services provided by Chukong Beijing. Without Chukong Beijing’s prior written consent, Tiansheng Chengye is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Chukong Beijing exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tiansheng Chengye agrees to pay a monthly service fee to Chukong Beijing at an amount determined solely by Chukong Beijing after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Chukong Beijing employees providing services to Tiansheng Chengye, the value of services provided, the market price of comparable services and the operating conditions of Tiansheng Chengye. This agreement will remain effective unless Chukong Beijing terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tiansheng Chengye or Chukong Beijing to renew its respective business license upon expiration. Tiansheng Chengye is not permitted to terminate this agreement in any event unless required by applicable laws.

Powers of Attorney. Pursuant to the powers of attorney, the shareholders of Tiansheng Chengye each irrevocably appointed Chukong Beijing as the attorney-in-fact to act on their behalf on all matters pertaining to Tiansheng Chengye and to exercise all of their rights as a shareholder of Tiansheng Chengye, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tiansheng Chengye requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tiansheng Chengye, designate and appoint directors and senior management members. Chukong Beijing may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tiansheng Chengye. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tiansheng Chengye.

Equity Interest Pledge Agreements. Under the equity interest pledge agreements between Chukong Beijing, Tiansheng Chengye and the shareholders of Tiansheng Chengye, the shareholders pledged all of their equity interests in Tiansheng Chengye to Chukong Beijing to guarantee Tiansheng Chengye’s and Tiansheng Chengye’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Chukong Beijing for services provided. If Tiansheng Chengye or any of Tiansheng Chengye’s shareholders breaches its contractual obligations under the contractual arrangements, Chukong Beijing, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tiansheng Chengye in accordance with legal procedures. Chukong Beijing has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tiansheng Chengye and its shareholders discharges all their obligations under the contractual arrangements. We registered these equity interest pledge agreements with local AIC in January 2014.

Exclusive Option Agreements. Under the exclusive option agreements between Chukong Beijing, each of the shareholders of Tiansheng Chengye and Tiansheng Chengye, each of the shareholders irrevocably granted Chukong Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tiansheng Chengye. In addition, Chukong Beijing has the option to acquire all the equity interests of Tiansheng Chengye for a specified price equal to the loan provided by Chukong Beijing to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Chukong Beijing or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Chukong Beijing’s prior written consent, Tiansheng Chengye’s shareholders shall not sell, transfer, pledge, or otherwise dispose of any equity interests in Tiansheng Chengye. These agreements will remain effective until all equity interests held in Tiansheng Chengye by Tiansheng Chengye’s shareholders are transferred or assigned to Chukong Beijing or Chukong Beijing’s designated representatives.

Loan Agreements. Pursuant to the loan agreements between Chukong Beijing and each individual shareholder of Tiansheng Chengye, Chukong Beijing provided interest-free loans with an aggregate amount of approximately RMB10.0 million (US$1.6 million) to the individual shareholders of Tiansheng Chengye for the sole purpose of acquiring equity interest of Tiansheng Chengye. The loans can be repaid by transferring the individual shareholders’ equity interest in Tiansheng Chengye to Chukong Beijing or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration.

In the opinion of our PRC legal counsel, Han Kun Law Offices, the ownership structure and the contractual arrangements among Chukong Beijing, our variable interest entities and their respective shareholders, comply with current PRC laws and regulations in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC mobile game businesses do not comply with relevant PRC government restrictions on foreign investment in mobile game and related services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If PRC authorities determine that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2011, 2012 and 2013, and selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated statements of operations and comprehensive income (loss) data for the three months ended March 31, 2013 and 2014 and summary consolidated balance sheet data as of March 31,2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for share and share related data)
Selected data of consolidated statements of operations and comprehensive income (loss):
Revenues:
Mobile games	7,143	69,506	546,612	90,294	104,116	232,691	37,432
Online advertising	1,540	7,027	8,153	1,347	947	4,756	765

Total revenues	8,683	76,533	554,765	91,641	105,063	237,447	38,197
Cost of revenues(1)(2)	3,424	36,746	298,085	49,241	56,209	119,685	19,253

Gross profit	5,259	39,787	256,680	42,400	48,854	117,762	18,944

Operating expenses:
Sales and marketing expenses(1)	12,849	37,740	149,039	24,619	14,828	50,220	8,079
Research and development expenses(1)(3)	12,065	38,922	105,193	17,377	20,684	36,954	5,945
General and administrative expenses(1)	6,344	14,655	56,230	9,289	7,564	17,021	2,738

Total operating expenses	31,258	91,317	310,462	51,285	43,076	104,195	16,762

Operating profit/(Loss from operations)	(25,999)	(51,530)	(53,782)	(8,885)	5,778	13,567	2,182

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for share and share related data)
Other (expenses)/income:
Interest (expenses)/income, net	(73)	43	375	62	80	316	51
Investment income/(loss)	—	(389)	(3,572)	(590)	(800)	(834)	(134)
Others, net	462	(802)	(608)	(100)	(136)	(187)	(30)
Gain from previously held equity interest related to step acquisition	—	6,967	—	—	—	—	—
Beneficial conversion charges on convertible notes	(359)	—	—	—	—	—	—
Fair value changes in warrant liability	(2,895)	(6,413)	(30,071)	(4,967)	(3,729)	—	—

Profit/(loss) before tax	(28,864)	(52,124)	(87,658)	(14,480)	1,193	12,862	2,069
Income tax (expenses)/benefits	—	15	(648)	(108)	45	(112)	(18)

Net income/(loss)	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051

Accretions to preferred shares redemption value	(6,091)	(25,038)	(114,983)	(18,994)	(14,514)	(74,749)	(12,024)
Deemed dividends to preferred shareholders	(601)	—	—	—	—	—	—

Net loss attributable to ordinary shareholders	(35,556)	(77,147)	(203,289)	(33,582)	(13,276)	(61,999)	(9,973)

Net income/(loss)	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051
Foreign currency translation adjustment, net of nil tax	(1,063)	(1,041)	(2,521)	(416)	(202)	1,827	294

Comprehensive income(loss)	(29,927)	(53,150)	(90,827)	(15,004)	1,036	14,577	2,345

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for share and share related data)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,000,000	5,000,000	27,042,808	27,042,808	5,000,000	50,000,000	50,000,000
Net loss per share attributable to ordinary shareholders—basic and diluted	(7.11)	(15.43)	(7.52)	(1.24)	(2.66)	(1.24)	(0.20)
Unaudited pro forma net (loss)/income per share attributable to ordinary stockholders, basic(4)			(0.84)	(0.14)		0.09	0.01
Unaudited pro forma net (loss)/income per share attributable to ordinary shareholder, diluted(4)			(0.84)	(0.14)		0.08	0.01

Non-GAAP financial measures:(5)
Adjusted net (loss)/income	(24,602)	(50,824)	(49,753)	(8,220)	5,662	15,174	2,441
Adjusted EBITDA	(24,679)	(47,429)	(35,344)	(5,839)	7,464	21,975	3,535
Mobile game gross billing	7,143	75,955	756,769	125,009	118,940	365,787	58,842

Note: (1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	(RMB)	(RMB)	(RMB)	(USD)	(RMB)	(RMB)	(US$)
	(in thousands)
Cost of revenues	—	—	—	—	—	—	—
Sales and marketing expenses	3	98	1,080	178	25	434	70
Research and development expenses	4	166	3,020	499	279	747	120
General and administrative expenses	1,001	1,575	4,382	724	391	1,243	200

Total	1,008	1,839	8,482	1,401	695	2,424	390

(2)	Includes content fees paid to related parties of RMB0, RMB505 thousand, RMB12.9 million, RMB33 thousand and RMB11.4 million for the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2013 and 2014, respectively.
(3)	Includes technical service fees paid to related parties of RMB0, RMB2.3 million, RMB500 thousand, nil and nil for the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2013 and 2014, respectively.
(4)	See “Notes to Consolidated Financial Statements—Note 23” and “Notes to Unaudited Interim Condensed Consolidated Financial Statements—Note 15.”
(5)	See “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures.”

	As of December 31,				As of March 31,
	2011	2012	2013		2014
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
					Actual	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Selected consolidated balance sheet data:
Cash and cash equivalents	67,893	110,926	330,558	54,604	278,620	44,820	278,620
Accounts receivable, net	590	25,279	132,269	21,849	199,045	32,019	199,045
Prepayment and other current assets	2,794	4,497	65,589	10,835	92,822	14,932	92,822
Total assets	77,194	180,579	616,130	101,778	678,079	109,078	678,079
Deferred revenues	—	2,902	37,427	6,182	31,004	4,987	31,004
Total liabilities	10,143	52,502	229,768	37,955	275,205	44,270	275,205
Total mezzanine equity	101,190	235,736	691,349	114,204	765,609	123,160	—
Total shareholders’ (deficit)/equity	(34,139)	(107,659)	(304,987)	(50,381)	(362,735)	(58,351)	402,874
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	77,194	180,579	616,130	101,778	678,079	109,078	678,079

Note: (1)	The unaudited consolidated balance sheet data as of March 31, 2014 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 94,725,998 ordinary shares immediately prior to the completion of this offering.
(2)	The unaudited consolidated balance sheet data as of March 31, 2014 are adjusted on a pro forma basis to give effect to (1) the automatic conversion of all of our outstanding preferred shares into 94,725,998 ordinary shares immediately prior to the completion of this offering. (2) the issuance and sale of ADS, representing Class A ordinary shares, by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We operate an innovative mobile entertainment platform, offering a full suite of solutions and services to enable developers worldwide to efficiently develop, publish and monetize content and providing a highly engaging mobile entertainment experience to our users. We seek to create significant value to our business partners and users.

For mobile content developers, we enable them to develop popular content with high efficiency and publish and monetize their content with ease. Our suite of solutions and services consists of world-leading Cocos open-source engines, a content design toolkit and content publishing services, such as game operation, payment service, content localization, data analytics, technical support and advertising service. According to iResearch, the Cocos2d-x open-source game engine, which we develop and maintain, was the most adopted engine among the 100 Top Grossing games on both iOS and Android in 2013 in China, United States and Taiwan. As a result of the significant value we create for content developers, we have become a trusted publishing partner for leading mobile content developers in China. We published three out of the top four mobile games in China as measured by gross billing in 2013, according to iResearch.

For mobile users, we deliver an engaging mobile entertainment experience. We offer an extensive portfolio of in-house developed and licensed popular mobile games and other rich entertainment content, provide an interactive user system and deliver convenient payment options. We have experienced significant growth in our user base, as evidenced by increases in our average MAUs and DAUs for our games from 21.6 million and 3.1 million, respectively, in the first quarter of 2012, to 58.7 million and 10.2 million, respectively, in the first quarter of 2014.

In addition, we seek to create value to other participants in the mobile entertainment ecosystem, including mobile content distribution channels and mobile carriers by enriching their content offerings and monetizing their user base. According to iResearch, we were the largest mobile game revenue contributor to each of China Mobile, China Unicom and China Telecom in 2013, primarily through the fee sharing arrangements we had with these mobile carriers as payment channels for many of our self-developed games and licensed third-party games.

We have achieved significant growth in our business in a short period of time. Our revenues increased from RMB8.7 million in 2011 to RMB76.5 million in 2012 and to RMB554.8 million (US$91.6 million) in 2013, and from RMB105.1 million in the three months ended March 31, 2013 to RMB237.4 million (US$38.2 million) in the three months ended March 31, 2014. We had a net loss of RMB88.3 million (US$14.6 million) in 2013, as compared to a net loss of RMB52.1 million and RMB28.9 million in 2012 and 2011, respectively. We had a net income of RMB12.8 million (US$2.1 million) in the three months ended March 31, 2014, as compared to a net income of RMB1.2 million in the same period in 2013.

Major Factors Affecting Our Results of Operations

Our results of operations are affected by general conditions typically influencing the mobile entertainment industry in China, including the overall economic growth, the increase in smartphone and high-speed mobile internet penetration and high-speed mobile internet penetration, as well as the increasing popularity of entertainment on mobile devices. Our results of operations are also affected by PRC regulations and industry policies related to mobile entertainment and related operations. Although we have generally benefited from the PRC government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in PRC regulations governing various aspects of our operations. For a detailed description of the PRC regulations applicable to us, see “Regulations.”

While our business is influenced by factors affecting the general mobile entertainment market in China, we believe our results of operations are more directly affected by the following company-specific factors.

Our Ability to Successfully Develop and Launch New Games

Our revenue growth has been driven primarily by the popularity of our self-developed games, especially the Fishing Joy Series. The Fishing Joy Series contributed 74.1%, 61.8%, 73.4% and 55.2% of our total revenues in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. In 2011, 2012, 2013 and the three months ended March 31, 2014, mobile game gross billing generated by the Fishing Joy series accounted for 90.0%, 62.3%, 53.8% and 35.8% of our total mobile game gross billing. To continue to develop popular games, we need to accurately anticipate and effectively respond to game players’ changing interests and preferences. We plan to develop and launch seven self-developed games by the end of 2014, which cover multiple genres to cater to different game players’ demands. If the new games we introduce are not commercially successful, we may not be able to recover our related expenses and our business and growth prospects will be materially and adversely affected.

Our Ability to License and Publish Successful Games

We derive a portion of revenues from licensing and publishing top ranked games from leading global and regional content providers. Our game publishing business from licensed games contributed 25.3%, 25.0% and 42.3% of our total revenues in 2012, 2013 and the three months ended March 31, 2014, respectively. In 2012, 2013 and the three months ended March 31, 2014, licensed game gross billing generated by our game publishing business accounted for 36.3%, 46.2% and 63.8% of our total licensed game gross billing. The success of our publishing business depends on our ability to identify suitable games with the potential to attract players and with good monetization potentials, our ability to secure the rights to license and publish the identified games at attractive terms, preferably with exclusive publishing rights, as well as our ability to successfully modify such games for specific distribution channels and markets. As of March 31, 2014, we have published 101 licensed third-party mobile games, with exclusive publishing rights to 84 games. We have entered into agreements to publish at least 18 additional licensed games by the end of 2014. We expect that revenues from our game publishing business will significantly increase in 2014 from the 2013 level.

Our Ability to Attract and Retain a Large Player Base, Increase Player Spending and Extend the Lifespan of our Games

We depend on the consumption of virtual items by players downloads of our games, as well as sales of advertising spaces in our games to generate revenues. Therefore, enlarging our player base and increasing the average amount our paying players spend are critical to our business. To attract more players, we need to continue to optimize our games and devote resources to market and promote our games. To encourage players’ in-game purchases, we need to design appealing features and virtual items that enhance the game-playing experience. This requires us to closely track player tastes and preferences, especially in-game spending trends. Historically, we did not have systematic in-house mechanism to track certain data, such as the number of paying users. Therefore we were not able to provide accurate quantified paying player information for the periods prior to the fourth quarter of 2013. We have made efforts to obtain relevant paying player information, including obtaining regular paying user information from the mobile carriers since the fourth quarter of 2013 for single-player games and installing SDKs to track paying user information for multi-player games. We also provide our players with easy and efficient payment methods, which enhances their gaming experience, and at the same time improves our monetization. In order to prolong the lifespan of our games, we need to continue to optimize and update them with new features to improve the stickiness of our existing players and attract new players. If we are able to attract and retain a large player base, increase average player spending and extend the lifespan of our games, we will be able to continue to grow our revenues and improve our overall financial performance.

Our Ability to Effectively Manage Our Costs and Expenses

Our ability to achieve and increase profitability depends on how effectively we manage our costs and expenses.

Our cost of revenues as a percentage of our total revenues was 39.4%, 48.0%, 53.7% and 50.4% in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. A significant component of our cost of revenues is the commission fees we pay to the mobile carriers, which accounted for 0%, 18.4%, 22.3% and 17.7% of our revenues in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. Another key component of our cost of revenues is the distribution fees we pay to the distribution channels, which accounted for 24.9%, 14.0%, 19.0% and 16.9% of our revenues in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. We believe the commission fees and distribution fees will continue to increase as our business continues to grow.

Our operating expenses include sales and marketing expenses, research and development expenses and general and administrative expenses. We expect that our sales and marketing expenses and research and development expenses will increase as we devote significant financial resources to develop and market new games, to maintain, upgrade and optimize our game engines and technologies and to maintain their popularity in the market. We also expect that our general and administrative expenses in absolute amount will increase in 2014 as we incur additional costs in connection with the growth of our business and operating as a public company. However, such increase is likely to be partially offset by our increasing economies of scale and improving operational efficiency.

Our Ability to Compete Successfully

The mobile entertainment industry is highly competitive. In China, we compete directly with other mobile entertainment content developers, publishers and platforms. Given the relatively low entry barriers for new mobile entertainment developers and publishers, we expect more companies to enter the mobile entertainment industry in China and a wider range of mobile games and other entertainment content to be introduced to the Chinese market. As a result, the number of our players, the growth rate of our player base, and the amount our paying players are willing to spend in our games and other entertainment content may decline. Therefore, our revenues may be materially affected.

The proliferation of the number of mobile entertainment companies has also placed significant pressure on our company, especially expenses related to recruiting and retaining game development and management talent. We may also need to increase employee remuneration to retain our skilled game developers. If competition further intensifies, it may become more difficult for us to hire, motivate and retain highly skilled personnel.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

We generate revenues from mobile games and online advertising. Mobile games are played on iOS or Android based smartphones and tablets. Online advertising revenues are primarily generated from our advertising services.

Mobile games

We publish our self-developed and licensed mobile games to the end users through distribution channels, such as the iOS App Store, 360 Mobile Assistant, 91Wireless, SnapPea and UCWeb, all of which are referred to as distribution channels in this prospectus. Through these distribution channels, users can download our games, pay to unlock the in-game features or acquire game points which can be used to purchase in-game virtual items.

We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition and ASC 985-605, Software: Revenue Recognition. We recognize revenues from mobile games when (1) persuasive evidence of an arrangement exists, (2) the service has been delivered, (3) the fee is fixed or determinable, and (4) the collection of the resulting receivable is probable. We classify the mobile game revenues as single-player game revenues and multi-player game revenues.

(1) Single player games

We generate single player game revenues from the sale of self-developed and licensed single player games through distribution channels. We operate the majority of the single player games under a free-to-play model. Revenues from pay-per-installation games were immaterial, which are recognized upon the installation by players.

Under the free-to-play model, the players can download the game to their mobile devices free of charge, with all functionalities of the game being fully delivered to their devices upon such a download. Players can then play the games on their devices without internet connection. At players’ discretion, in-game purchase is available via various payment channels to enhance players’ game experience, such as unlocking an in-game premium feature. In-game purchases are not refundable. The fulfillment of in-game purchase requires connection to the internet. However, once the players confirm their purchase requests, the purchased feature is automatically unlocked in the downloaded game through electronic command executed by the payment channel. Future play and use of the purchased features does not require online connectivity or any involvement from us. We do not host online servers in order for game players to play the game or utilize the purchased features.

For the games where we are acting as the principal in selling the single player games to customers (see “—Principal Agent Consideration” within this section), we have determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased features. Therefore, we recognize revenues from sales of single player games upon the purchase of in-game features by the game players.

For the games where we are acting as the agent, see the last paragraph of (3)a within this section.

(2) Multi-player games

We generate multi-player game revenues from the sale of game points that can be redeemed in the game for virtual items of self-developed and licensed multi-player games on smartphones and tablets. We primarily operate multi-player games under a free-to-play model.

Under the free-to-play model, players can download games free of charge from distribution channels. Playing of the multi-player games requires real time connection to online game servers, where all user information is stored, including user accounts, game playing contents, player’s in-game purchase data. Game players cannot play the game on their devices locally without connecting to the internet. The application downloaded on players’ device is similar to a portal to access the online game server. Game servers for multi-player mobile game services are hosted either by us or the game developers. At players’ discretion, they may purchase game points via various payment channels to enhance their game-playing experience. Game points in the players’ accounts are not refundable once charged.

For the games where we are acting as the principal in providing multi-player mobile game services to customers (see “—Principal Agent Consideration” within this section), we have determined that an implied obligation exists to the players who purchased game points to gain an enhanced game-playing experience over the estimated average playing period of these paying players, or estimated player pay life, and accordingly, recognize the revenues ratably over the estimated player pay life, starting from the point in time when game points are delivered to the players’ accounts, and all other revenue recognition criteria are met.

For the games where we are acting as the agent, see the last paragraph of (3)a within this section.

The estimated player pay life represents the average playing period of all paying players between the first time the players charge game points into their accounts and the last date these paying players would play the game. In determining the last date the paying players would play the game, as of the assessment date, we categorize the paying players into two groups, active and inactive paying players:

a. Inactive paying players

We considered a paying player to be inactive once he or she has reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. We believed that using an 80% threshold for the likelihood that a player will not return to a game is a reasonable estimate that achieves the magnitude of “probable” under the threshold described in ASC 450 Contingencies. We have consistently applied this threshold to the analysis.

To determine the period of inactivity for which it is probable that a player will not return to a specific game, all historical paying players’ log-on data of that game, at least a six month period of data, is analyzed. We looked back from the assessment date by 30 days, 45 days, 60 days and so forth, to see if any given player who had paid at least once since the launch of the game had logged on during the selected period. We believe the percentage of paying players that did not log on during the given period represents the probability that the players will not return to the game and the period during which such probability exceeds the 80% threshold benchmarks the game’s inactive period. Based on the results of the assessment, we classified the paying players who meet the inactive criteria as inactive paying players and calculated the average playing period of all inactive players by averaging the period between the first time the players charge game points into their accounts and the last date these paying players played the game.

b. Active paying players

Active paying players are those who at least logged on once during the estimated inactive period. We estimated that these active paying players will continue to remain active from the assessment date. An active paying player’s playing period is the period between the first time the player charge game points into his/her account and the assessment date plus the future period the player will remain active in the game, which is estimated by the Group by analyzing historical mobile game operation data, including the average player pay life of inactive paying players as well as paying players’ behavior in the game and by making reference to the common practice in the industry. The average playing period of all active players is calculated by averaging the playing period of all active players for a specific game.

The estimated player pay life of all paying players is calculated from the average of playing period of all active players and inactive players, weighted by the amount of game points charged by each paying player.

We track each of the paying players’ purchase and log on history for each significant game to estimate the average playing period of the game. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics. Based on the assessment performed, we estimate the average player pay life of our multi-player games to be ranging from 120 to 180 days during the periods presented. The current estimated player pay life of 180 days is based on the reassessment performed in the first quarter of 2014 using our most recent game operating data from one game that has sufficient historical operating data. We applied the same estimated player pay life to other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics, such as game genre and playing method, and in playing patterns of paying players such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as the games’ operation periods change, sufficient individual game data becomes available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life is applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in our estimates of player pay life may result in revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate.

(3) Principal Agent Consideration

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate agreements with distribution channels, payment channels (mobile carriers and third-party payment systems), game developers and game players, in order to determine whether or not we act as the principal or as an agent in the arrangement, which it considers in determining if relevant revenues should be reported gross or net. The assessment is respectively performed for our self-developed mobile games, and mobile games licensed from third party developers.

a. Third party licensed games

We operate some mobile games licensed from third-party developers. Revenues from games developed by third parties are shared between us and the game developers based on a predetermined percentage for each game. These revenue-sharing contracts typically last one to two years.

Pursuant to the licensing contracts signed between us and the third-party developers, our responsibilities in operating the licensed games vary game-by-game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement, (ii) have latitude in establishing the selling price, (iii) change the product or perform part of the service, and (iv) have involvement in the determination of product and service specifications.

For the game license arrangements under which we take primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, we considered ourselves the principal in these arrangements. Accordingly, we record mobile game revenues from these third-party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

For the game license arrangements under which our responsibilities are limited to publishing, providing payment solutions and game operating advices, we view the game developers to be our customers and consider ourselves the agent in the arrangements. Accordingly, we record mobile game revenues from these third-party licensed games, net of fees paid to third parties, upon the provision of service.

b. Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as we act as a principal to fulfill all obligations related to the mobile games. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

Online advertising

Online advertising revenues are primarily generated from sales of different forms of advertising services. We enter into cost-per-click (“CPC”), cost-per-activation (“CPA”) and cost-per-mille (“CPM”) arrangements for promoting applications, under which we bill our customers based on the volume of end users who click the advertisement (for “CPC” arrangements), who click and activate the application (for “CPA” arrangements) and based on the number of times the advertisement display (for “CPM” arrangements). Revenue is recognized based on the volume delivered at the pre-agreed unit price. We also enter into pay-for-time contracts, under which we bill our customers based on the period of time to display the advertisements. Revenue is recognized ratably over the period the advertisement is displayed.

Cash payments received in advance of our performance of advertising services are recorded as “Customer advances” on the Consolidated Balance Sheets.

Consolidation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of our company, subsidiaries, variable interest entities (“VIE”) and VIEs’ subsidiaries for which we or our subsidiary is the ultimate primary beneficiary. All transactions and balances among our company, subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

A Subsidiary is an entity in which our company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which our company, or subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity. In determining whether our company or one of our subsidiaries is the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Foreign ownership of mobile game businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of mobile games through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Chukong Beijing, is a wholly foreign-owned enterprise. As a result, Chukong Beijing is restricted from holding the licenses that are necessary for our mobile internet business in China. To comply with these restrictions, we conduct our business partly through a series of contractual arrangements with our consolidated VIEs, including Chukong Technology, Wan’ai and Tiansheng Chengye, and their respective shareholders, which enable us to:

•	exercise effective control over our consolidated VIEs;

•	receive substantially all of the economic benefits of our consolidated VIEs through service fees in consideration for the consulting services provided by Chukong Beijing; and

•	have an exclusive option to purchase all of the equity interests in our consolidated VIEs to the extent permitted under PRC laws, regulations and legal procedures at a nominal price.

We do not have any equity interest in our consolidated VIEs. However, as a result of contractual arrangements, we are considered the primary beneficiary of these VIEs, and have consolidated the financial results of these VIEs and their subsidiaries in our consolidated financial statements included in this prospectus in accordance with U.S. GAAP.

We face risks with respect to the contractual arrangements with our consolidated VIEs and their respective shareholders. If our consolidated VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, our ability to enforce the contractual arrangements that give us effective control over our consolidated VIEs may be limited. If we are unable to maintain effective control over our consolidated VIEs, we would not be able to continue to consolidate their financial results. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulations.” For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Share-Based Compensation

All share-based awards to employees and founders, including share options and ordinary shares awards are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. We used the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Share options

We adopted a stock incentive plan, or the 2011 Plan, in April 2011. The maximum number of shares in respect of which share awards may be granted under the 2011 Plan is 7,142,850. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders’ approval.

We approved another share incentive plan, or the 2013 Plan, in June 2013, under which 3,400,000 shares of ordinary shares were newly reserved for future issuance. In addition, any shares subject to stock options granted under the 2011 plan and outstanding on the date of adoption of the 2013 Plan expire or for any reason are cancelled or terminated will be available for grant and issuance under the 2013 Plan. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders’ approval. In October 2013, our shareholders approved an amendment to the 2013 Plan that reserved additional 4,852,151 shares of ordinary shares.

A summary of our share option activities is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
December 21, 2011(1)	2,894,868	0.147	0.081	0.142	—
December 21, 2011(1)	1,085,575	0.147	0.071	0.142	—
December 21, 2012(1)	1,165,952	0.100	0.304	0.391	0.291
December 21, 2012(1)	1,925,048	0.100	0.302	0.391	0.291
July 6, 2013(1)	1,018,541	0.240	0.598	0.791	0.551
July 6, 2013(1)	2,410,283	0.240	0.586	0.791	0.551
October 21, 2013(1)	550,000	0.77	0.938	1.345	0.575
October 21, 2013(1)	90,000	0.77	0.825	1.345	0.575
October 21, 2013(1)	1,492,700	0.77	0.871	1.345	0.575
January 15, 2014(1)	550,000	1.03	1.313	1.857	0.827
January 15, 2014(1)	266,490	1.03	1.223	1.857	0.827
January 15, 2014(1)	20,000	1.03	1.162	1.857	0.827
January 15, 2014(1)	53,140	0.77	1.324	1.857	1.087

Note: (1)	Options with different vesting schedules and terms result in different fair values on the same issue date.

We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm. We are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The fair value of each option grant was estimated on the date of grant with the following assumptions.

	December 21, 2011	December 21, 2012	July 6, 2013	October 21, 2013	January 15, 2014
Expected volatility(1)	55%	58%	58%	62%	62%
Risk-free interest rate (per annum)(2)	2.00%	1.80%	2.60%	2.60%	2.90%
Exercise multiple(3)	2.20-2.80	2.20-2.80	2.20	2.20-2.80	2.20-2.80
Expected dividend yield(4)	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10	10	10
Expected forfeiture rate (post-vesting)(6)	0.0%-10.0%	0.0%-10.0%	10.00%	0.0%-10.0%	0.0%-10.0%

Note: (1)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.
(2)	We estimated risk-free interest rate based on the yield to maturity of U.S. Treasury bonds with a maturity similar to the expected expiry of the term.
(3)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.
(4)	Expected dividend yield, we have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(5)	Expected term is the contract life of the option.
(6)	Expected forfeiture rate (post-vesting): Estimated based on historical employee turnover rate after each option grant.

Restricted shares

In October 2013, we awarded 550,000 restricted shares under the 2013 Plan to an executive officer. The restricted shares were subject to transfer restrictions and to be vested over four years, one fourth of which shall vest upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments. In addition, the restricted shares are subject to repurchase by the Company at the fair market value of the shares at the date of repurchase.

Founders’ shares

In April 2011, Mr. Haozhi Chen, our founder, chairman and chief executive officer, and Mr. Guanqun Liu, our founder, director and chief operating officer, entered into an arrangement with our investor in conjunction with the issuance of Series A preferred shares, whereby all of their 45,000,000 ordinary shares became subject to transfer restrictions. In addition, such founders’ shares are subject to repurchase by us upon termination of their employment. The repurchase price is the par value of the ordinary shares. The founders’ shares were to be vested over four years, fifty percent of which shall vest and become exercisable upon the second anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 equal monthly installments. In October 2013, our Board of Directors approved the acceleration of vesting schedule of the founders’ shares. As a result, all founders’ shares held by the two founders became fully-vested immediately and unrecognized compensation expenses amounting to RMB2.1 million were immediately recognized.

We accounted for these awards as employee share-based compensation awards using fair value of the ordinary shares on the grant date. The compensation expense is recognized on a straight-line basis over the requisite service period.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

Fair Value of Our Ordinary Shares

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (a) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; (b) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees and founders as one of the inputs into determining the grant date fair value of the award; and (c) determining the fair value of our Series A preferred shares warrants as of the issuance date and re-measurement dates as one of the inputs.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Equity Value (US$’000)	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
						(see above)
April 13, 2011	2,600	0.02	24.0%	38.0%	Retrospective	(a), (b), (c)
August 18, 2011	25,500	0.12	22.0%	30.0%	Retrospective	(a), (b)
December 21, 2011	28,800	0.14	20.0%	27.0%	Retrospective	(b)
December 31, 2011	28,800	0.14	20.0%	27.0%	Retrospective	(c)
August 28, 2012	51,100	0.25	17.0%	25.0%	Retrospective	(a)
December 21, 2012	87,800	0.39	17.0%	25.0%	Retrospective	(b)
December 31, 2012	87,800	0.39	17.0%	25.0%	Retrospective	(c)
July 6, 2013	145,800	0.79	14.0%	20.5%	Retrospective	(b)
September 30, 2013	227,800	1.33	12.0%	19.0%	Retrospective	(c)
October 21, 2013	282,300	1.35	12.0%	19.0%	Retrospective	(b)
December 31, 2013	328,100	1.65	11.0%	18.5%	Retrospective	(c)
January 15, 2014	356,900	1.86	10.0%	18.5%	Retrospective	(b)
March 31, 2014	492,300	2.75	9.0%	18.0%	Contemporary	*

*	Solely for the purpose of determining the fair value of the preferred shares, the result of which is used to determine the amount of redemption values.

In determining the fair value of our ordinary shares, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation by an unrelated valuation specialist because, prior to December 2013, our financial and limited human resources were principally focused on our product development efforts. We applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The comparability of our peer companies’ financial metrics and the relevance of the market approach were also considered low since our target market and stage of development are different from those of the publicly-listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares. In addition, we took into consideration the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: WACCs of 38.0% to 18.0% were used for dates as of April 13, 2011 to March 31, 2014, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, five overseas-listed companies in China mobile games industry and five publicly traded companies in the global mobile games industry were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by Finnerty’s (2012) Average-Strike Put Option model. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like the length of holding period restriction and the estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 24.0% to 9.0% in the period from April 13, 2011 to March 31, 2014.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from US$0.02 (after adjustment for later 1:50 share split) as of April 13, 2011 to US$2.75 as of March 31, 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 38.0% to 18.0%.

•	The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid.

•	The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

The determined fair value of the ordinary shares increased from US$0.02 (after adjustment for later 1:50 share split) per share as of April 13, 2011 to US$0.14 per share as of December 31, 2011. We believe the change in the fair value of ordinary shares is primarily attributable to the following:

•	our game Fishing Joy I was launched in 2011 and quickly won popularity, hence we experienced rapid growth in revenues in 2011;

•	the funding through the issuance of Series A preferred shares in April 2011 and subsequent Series B preferred shares in August 2011 provided the financial resources required for accelerating the growth of our business;

•	as our launched games were successful, the technological risk and commercial risk of our business decreased; with the funding from two rounds of preferred shares financing, we were in a better position to withstand unexpected economic changes; accordingly, the discount rate used for valuation of our company’s shares decreased from 38.0% for the April 13, 2011 valuation to 27.0% for the December 31, 2011 valuation; and

•	DLOM used for valuation decreased from 24.0% for the April 13, 2011 valuation to 20.0% for the December 31, 2011 valuation.

The determined fair value of the ordinary shares increased from US$0.14 per share as of December 31, 2011 to US$0.39 per share as of December 31, 2012. We believe the change in the fair value of ordinary shares is primarily attributable to the following:

•	our game Fishing Joy I won tremendous success in 2012 and we experienced rapid growth in revenues from approximately RMB8.7 million in 2011 to RMB76.5 million in 2012;

•	we completed Series C preferred shares financing in August 2012, which signified the recognition of our business model by and the confidence of the investment community on our business;

•	the growth of our business and the completion of Series C preferred shares financing reduced the perceived risk of realizing the financial forecast going forward and thus, the discount rate used for valuation of our company’s shares decreased from 27.0% for the December 31, 2011 valuation to 25.0% for the December 31, 2012 valuation; and

•	DLOM used for valuation decreased from 20.0% for the December 31, 2011 valuation to 17.0% for the December 31, 2012 valuation.

The determined fair value of the ordinary shares increased from US$0.39 per share as of December 31, 2012 to US$1.65 per share as of December 31, 2013. We believe the change in the fair value of ordinary shares is primarily attributable to the following:

•	we experienced rapid growth in net revenues that our net revenue increased from RMB76.5 million in 2012 to RMB554.8 million in 2013;

•	we completed a Series D preferred shares financing in October 2013, which attested the recognition of our business model by the investment community and the investors’ confidence on our business. The funding through the issuance of Series D preferred shares provided the financial resources required for accelerating the growth of our business;

•	due to the increased marketability of our common equity as a result of this pending offering, DLOM decreased from 17.0% for the December 31, 2012 valuation to 11.0% for the December 31, 2013 valuation; and

•	the actual performance in the 2013 reduced the perceived risk of realizing the financial forecast going forward and thus, the discount rate used for valuation of our company’s shares decreased from 25% for the December 31, 2012 valuation to 18.5% for the December 31, 2013 valuation.

The determined fair value of the ordinary shares increased from US$1.65 per share as of December 31, 2013 to US$2.75 per share as of March 31, 2014. We believe the change in the fair value of ordinary shares is primarily attributable to the following:

•	we experienced rapid growth in net revenues from RMB164.7 million in the fourth quarter of 2013 to RMB237.4 million in the first quarter of 2014;

•	we made significant progress in the preparation for an initial public offering, which increased the likelihood of getting access to the public capital markets for capital to fully finance the Company’s expansion and development of its business plan. In addition, the actual performance of the Company in the first quarter of 2014 has exceeded the original forecast used in the last valuation date. Accordingly, the Management is more positive about the future prospect of the business and revised up the forecasts for the March 31, 2014 valuation;

•	due to the increased marketability of our common equity as a result of this pending offering, DLOM decreased from 11.0% for the December 31, 2013 valuation to 9.0% for the March 31, 2014 valuation; and

•	the actual performance in the first quarter of 2014 reduced the perceived risk of realizing the financial forecast going forward and thus, the discount rate used for valuation of our company’s shares decreased from 18.5% for the December 31, 2013 valuation to 18.0% for the March 31, 2014 valuation.

Fair value of our Preferred Shares

In addition to our ordinary shares, we have also determined the fair value of the preferred shares with the assistance of an independent valuation firm, the result of which is used to determine the amount of redemption values as well as the fair value of our Series A preferred shares warrants. Consistent with ordinary shares discussed above, the determination of the fair value of our preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of these shares and our operating history and prospects at the time of valuation.

Warrants

In connection with the issuance of our Series A preferred shares, we issued Series A warrants to Series A preferred shares investors. The Series A warrants were determined to be free standing financial instruments required to be measured at fair value since the underlying instruments, the Series A preferred shares, are redeemable instruments and therefore the warrants held by the holder is required to be classified as a liability and was initially recognized at the fair value. The Series A warrants were exercised on December 23, 2013.

The following table sets forth certain information regarding the Series A warrants on the dates indicated:

Date of Valuation	No. of Warrants	Fair Value per Warrant		Type of Valuation
April 13, 2011	3,571,450	US$	0.03	Retrospective
December 31, 2011	3,571,450	US$	0.157	Retrospective
December 31, 2012	3,571,450	US$	0.441	Retrospective
December 23, 2013*	3,571,450	US$	1.803	Retrospective

*	On December 23, 2013, the holder of our Series A Warrants exercised the warrants to purchase 3,571,450 shares of Series A Preferred Shares.

In determining the value of the Series A warrants, we have used the binomial option-pricing model. Under this pricing model, certain assumptions, including the risk-free interest rate, the contractual term of the Series A warrants, the expected dividends of our equity securities, and the expected volatility of our equity securities for the contractual term of the Series A warrants are required in order to determine the fair value of the Series A warrants. Changes in these assumptions could significantly affect the fair value of the Series A warrants and, therefore, the amount we recognize in our consolidated financial statements. The key assumptions used in valuation of the warrants are summarized in the following table:

	As of April 13, 2011	As of December 31, 2011	As of December 31, 2012	As of December 23, 2013
Risk-free rate of return	1.3%	0.3%	0.2%	0.1%
Remaining contractual life of the warrants (years)	3.0	2.3	1.3	0.3
Volatility	56%	53%	51%	55%
Expected dividend yield	—	—	—	—

With respect to the valuation of the Series A warrants, the risk-free rate of return is based on the yield curve of U.S. Treasury bonds as of the valuation dates; the contractual term of the Series A warrants was estimated based on expiration date of the warrants; expected volatility is estimated on daily stock prices of guideline companies; and the expected dividend yield is based on our target paid-out ratio.

The fair value per Series A warrant changed from US$0.03 (after adjustment for 1:50 share split) as of April 13, 2011 to US$1.80 as of December 23, 2013. This was due in large part to the increase in fair value of Series A preferred shares from US$0.08 (after adjustment for 1:50 share split) per share to US$1.90 per share. The main reason for the increase in fair value of the Series A warrants is due to the increase in the fair value of the Series A preferred shares, and the reasons for increase in fair value of the Series A preferred shares are the same as the reasons for the increase in fair value of our ordinary shares as explained under the section “Fair Value of Our Ordinary Shares” above.

Prepaid Licensor Royalties

Our royalty expenses consist of fees that we pay to content owners for the use of their intellectual property, primarily developed games. Royalty-based obligations are either paid in advance and capitalized on the balance sheet as prepaid royalties or accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues at the greater of the revenues derived from the relevant game multiplied by the applicable contractual rate or an effective royalty rate based on expected game revenues.

On quarterly basis, we evaluate the realization of our prepaid royalties to determine amounts that we deem unlikely to be realized through mobile games. We use estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated sales levels, as well as other qualitative factors such as the success of similar games and similar genres on mobile devices for us and our competitors. To the extent that this evaluation indicates that the remaining prepaid royalty payments are not recoverable, we record an impairment charge to cost of revenues in the period that impairment is indicated. We recorded impairment charges to cost of revenues of RMB0, RMB2.5 million and RMB8.7 million (US$1.4 million) during the years ended December 31, 2011, 2012 and 2013, and RMB0 and RMB2.4 million during the three months ended March 31, 2013 and 2014, respectively.

Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. We recorded no impairment charges related to the long-lived assets in 2011 and 2012; impairment charges related to certain licensed game software recognized for the year ended December 31, 2013 were RMB3.6 million (US$0.6 million). No impairment charges related to the long-lived assets for the three months ended March 31, 2013 and 2014.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment of goodwill was recognized for years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2013 and 2014.

Major Components of Our Results of Operations

Revenues

The following table sets forth our revenues derived from mobile games and online advertising, both in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2011		2012		2013			2013		2014
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Mobile games	7,143	82.3%	69,506	90.8%	546,612	90,294	98.5%	104,116	99.1%	232,691	37,432	98.0%
Online advertising	1,540	17.7%	7,027	9.2%	8,153	1,347	1.5%	947	0.9%	4,756	765	2.0%

Total revenues	8,683	100.0%	76,533	100.0%	554,765	91,641	100.0%	105,063	100.0%	237,447	38,197	100.0%

Mobile Game Revenues

Revenues from our mobile games were RMB7.1 million, RMB69.5 million and RMB546.6 million (US$90.3 million) in 2011, 2012 and 2013, respectively, accounting for 82.3%, 90.8% and 98.5% of our total revenues in the respective periods. For the three months ended March 31, 2014, our mobile games contributed RMB232.7 million (US$37.4 million) in revenues, compared to RMB104.1 million for the three months ended March 31, 2013, accounting for 98.0% and 99.1% of our total revenue during the respective periods.

Revenues from our mobile games are primarily driven by our ability to successfully launch new games and effectively monetize both self-developed and licensed games. Revenues generated from our self-developed games represented 82.3%, 63.2% and 73.5% of our total revenues in 2011, 2012, and 2013, respectively. Revenues generated from our self-developed games represented 89.3% and 55.7% of our total revenues in the three months ended March 31, 2013 and 2014. Revenues generated from licensed games represented 0%, 25.3% and 25.0% of our total revenues in 2011, 2012 and 2013, respectively. Revenues generated from licensed games represented 9.6% and 42.3% of our total revenues in the three months ended March 31, 2013 and 2014.

We also use mobile game gross billing as an important non-GAAP top-line metric to evaluate our operating performance relating to our mobile games, which represents the total amount paid by our players, excluding doubtful accounts. The following table sets forth our mobile game gross billing for the periods indicated, as well as the reconciliation of mobile game gross billing to revenues from mobile games:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Mobile game gross billing	7,143	75,955	756,769	125,009	118,940	365,787	58,842
Less: revenue sharing(1)	—	(5,284)	(173,092)	(28,593)	(13,354)	(139,519)	(22,443)
Less: deferred revenues	—	(2,902)	(37,427)	(6,182)	(1,703)	6,423	1,033
Plus: other game related revenues(2)	—	1,737	362	60	233	—	—

Revenues from mobile games	7,143	69,506	546,612	90,294	104,116	232,691	37,432

Note: (1)	Include content fees paid to game developers, distribution fees paid to distribution channels and commission fees paid to payment channels for the licensed game revenues that we recognize on a net basis.
(2)	Mobile game development related revenues.

See also “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures.” The difference between mobile game gross billing and mobile game revenues is primarily due to our revenue recognition of certain licensed games on a net basis, and to a less extent, due to deferred revenues and other game related revenues. For some licensed games, our key responsibilities are to publish them and provide payment solutions and game operating advices, and the game developers will then handle the game operations and related matters. Therefore, we view the game developers to be our customers and consider ourselves as the agent in the arrangement. Accordingly, we record mobile game revenues from these third-party licensed games, net of the predetermined revenue sharing with the game developers, as well as the revenue shared with distribution channels and payment channels, upon the provision of service. In addition, with respect to the in-game purchases made by the player to gain an enhanced game-playing experience where we will provide continuous mobile game services, we recognize the revenues ratably over the estimated average playing period of the paying players, which result in deferred revenues.

Online Advertising Revenues

We derive advertising revenues primarily from sales of different forms of advertisements. Our online advertising revenues were RMB1.5 million, RMB7.0 million and RMB8.2 million (US$1.3 million) in 2011, 2012 and 2013, and RMB0.9 million and RMB4.8 million (US$ 0.8 million) during the three months ended March 31, 2013 and 2014, respectively. With the growth of our player base and the expansion of fast mobile internet network in China, we plan to strengthen our online advertising endeavors and grow our advertising revenues.

Cost of Revenues

Our cost of revenues primarily consists of (i) distribution fees paid to distribution channels for distributing mobile games, (ii) commission fees paid to payment channels for processing game players payments, (iii) content fees paid to third-party game developers for licensing their games, and (iv) rental, depreciation and amortization and other costs. For third-party licensed games where we act as a publishing agent, we record revenues net of pre-determined revenue sharing with game developers, payment channels and distribution channels, which therefore are not recorded as cost of revenues.

In 2011, 2012 and 2013, our cost of revenues was RMB3.4 million, RMB36.7 million and RMB298.1 million (US$49.2 million), respectively, accounting for 39.4%, 48.0% and 53.7% of our total revenues for the respective periods. For the three months ended March 31, 2013 and 2014, our cost of revenues was

RMB56.2 million and RMB119.7 million (US$19.3 million), respectively, accounting for 53.5% and 50.4% of our total revenues for the respective periods. We expect that our cost of revenues to continue to increase in absolute amount as we develop and publish more games in the future.

Commission Fees

Commission fees represent fees paid to payment channels for processing payments. Commission fees as a percentage of our total revenue was 0%, 18.4% and 22.3% in 2011, 2012 and 2013, respectively. For the three months ended March 31, 2013 and 2014, commission fees as a percentage of our total revenues was 26.4% and 17.7%, respectively. We expect that going forward, commission fees will continue to increase in absolute amount as we publish more self-developed and licensed games.

Distribution Fees

Distribution fees represent our payments to distribution channels to distribute our self-developed and licensed games. Distribution fees as a percentage of our total revenue was 24.9%, 14.0% and 19.0% in 2011, 2012 and 2013, respectively. For the three months ended March 31, 2013 and 2014, distribution fees as a percentage of our total revenues was 20.6% and 16.9%, respectively. We expect that going forward, distribution fees will continue to increase in absolute amount due to the increasing importance of distribution channels in the mobile game business in China and the corresponding increase of their bargaining powers.

Content Fees

Content fees represent the license fees and royalties paid to third-party game developers for licensing their games and the content fees paid to third parties for using their intellectual properties. Content fees as a percentage of our total revenue was 0%, 5.4% and 3.3% in 2011, 2012 and 2013, respectively. For the three months ended March 31, 2013 and 2014, content fees as a percentage of our total revenues was 1.4% and 5.1%, respectively. We expect that going forward, content fees will increase in absolute amount as we publish more licensed games.

Operating Expenses

Our operating expenses comprise of selling and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth the components of our operating expenses for the respective periods presented.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing expenses	12,849	37,740	149,039	24,619	14,828	50,220	8,079
Research and development expenses	12,065	38,922	105,193	17,377	20,684	36,954	5,945
General and administrative expenses	6,344	14,655	56,230	9,289	7,564	17,021	2,738

Total operating expenses	31,258	91,317	310,462	51,285	43,076	104,195	16,762

Selling and Marketing Expenses

Our selling and marketing expenses were RMB12.8 million, RMB37.7 million and RMB149.0 million (US$24.6 million) in 2011, 2012 and 2013, respectively, accounting for 148.0%, 49.3% and 26.9% of our total revenues for the respective periods. For the three months ended March 31, 2013 and 2014, our selling and marketing expenses were RMB14.8 million and RMB50.2 million (US$8.1 million), respectively, accounting for 14.1% and 21.1% of our total revenues for the respective periods.

Our selling and marketing expenses primarily consist of expenses we incurred in placing online advertisements, search engine marketing, as well as TV and subway advertisements in order to promote our games and enhance the recognition of our corporate brand. We expect that our selling and marketing expenses will continue to increase in absolute amount as we continue to promote our games and enhance our brand awareness. In addition, to optimize the monetization potential for each game, we manage our selling and marketing expenses according to our game launch schedule, which may affect our profitability from time to time.

Research and Development Expenses

Our research and development expenses were RMB12.1 million, RMB38.9 million and RMB105.2 million (US$17.4 million) in 2011, 2012 and 2013, respectively, accounting for 138.9%, 50.9% and 19.0% of our total revenues for the respective periods. For the three months ended March 31, 2013 and 2014, our research and development expenses were RMB20.7 million and RMB37.0 million (US$5.9 million), respectively, accounting for 19.7% and 15.6% of our total revenues for the respective periods.

Our research and development expenses include payroll expenses, rental, share-based compensation, depreciation, and outsourced technical service fees associated with game, engine and platform development. In particular, the number of our employees engaged in research and development increased from 82 as of December 31, 2011 to 206 as of December 31, 2012, and to 444 as of December 31, 2013 and to 522 as of March 31, 2014. We expect our research and development expenses will continue to increase in absolute amount as we continue to strengthen our research and development function, but such increase will be partially offset by our increasing economies of scale.

General and Administrative Expenses

Our general and administrative expenses were RMB6.3 million, RMB14.7 million and RMB56.2 million (US$9.3 million) in 2011, 2012 and 2013, respectively, accounting for 73.1%, 19.1% and 10.1% of our total revenues for the respective periods. For the three months ended March 31, 2013 and 2014, our general and administration expenses were RMB7.6 million and RMB17.0 million (US$2.7 million), respectively, accounting for 7.2% and 7.2% of our total revenues for the respective periods.

Our general and administrative expenses primarily include salaries and benefits for our general management staff and staff not specifically dedicated to game operations or game development, share-based compensation applicable to such staff, depreciation and amortization, professional fees and other expenses. In particular, the number of our employees engaged in general and administrative function increased from 10 as of December 31, 2011 to 30 as of December 31, 2012, and to 91 as of December 31, 2013 and to 104 as of March 31, 2014. We expect that our general and administrative expenses to continue to increase in absolute amount.

Share-Based Compensation Expenses

Our cost of revenues and our operating expenses include share-based compensation expenses. Share-based compensation expenses are recorded in the financial statement line-item corresponding to the nature of services provided by the grantees. The following table sets forth the allocation of our share-based compensation expenses both in absolute amounts and as a percentage of our total revenues.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2011		2012		2013			2013		2014
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	—	—	—	—	—	—	—	—	—	—	—
Selling and marketing	3	0.0%	98	0.1%	1,080	178	0.2%	25	0.0%	434	70	0.2%
Research and development	4	0.0%	166	0.2%	3,020	499	0.5%	279	0.3%	747	120	0.3%
General and administrative	1,001	11.5%	1,575	2.1%	4,382	724	0.8%	391	0.4%	1,243	200	0.5%

Total share-based compensation expense	1,008	11.6%	1,839	2.4%	8,482	1,401	1.5%	695	0.7%	2,424	390	1.0%

Internal Control over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified a “material weakness” in our internal control over financial reporting as defined in the standards established by PCAOB. Pursuant to PCAOB standards, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented on a timely basis. The material weakness identified related to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. We have taken the following remedial measures to improve our internal control over financial reporting: (i) in August 2013, we hired a chief financial officer with more than 30 years’ experience in finance and accounting management both in the United States and China, who is also a certified public accountant in the state of Texas, U.S.; (ii) in October 2013, we hired a financial controller, who is a PRC certified public accountant with more than 15 years of work experience, including nine years of work experience with one of the “big four” accounting firms; and (iii) we also hired one additional staff for our U.S. GAAP reporting team, with six years of “big four” accounting firm experience and allocated more staff resources to our U.S. GAAP reporting team during the reporting period in 2013; and (iv) in December 2013, we implemented a new financial software that improves visibility of data, journal entries and to formalize closing and reporting process controls.

We plan to take additional measures to improve our internal controls over financial reporting, including: (i) further expediting and streamlining the reporting process; (ii) developing compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues; (iii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses; (iv) hiring more resources to strengthen the financial reporting function and to set up financial and system control framework; and (v) engaging an external consulting firm to assist us in developing processes and procedures to comply with Sarbanes-Oxley Act. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may not be able to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. See “Risk Factors—Risks Related to Our Business and Industry—We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.”

Taxation

Cayman Islands

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, plan to obtain an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking, imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on ordinary shares, debentures or other obligations of ours. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States

PunchBox USA Inc. is generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, is also subject to tax at the state level.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010.

Korea

Chukong Technology Korea, Inc. is subject to corporate income tax rates ranging from 10% to 20%.

PRC

Our subsidiaries and our consolidated affiliated entities that are incorporated in China are subject to a value-added tax on revenues generated from providing services and related surcharges by various local tax authorities. Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiary and consolidated affiliated entities were subject to business tax at the rate of 5% for the mobile game and online advertising services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing a Business Tax to Value-Added Tax Transformation Pilot Program, or the Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai. On August 1, 2013, all regions in China have launched the pilot program. VAT is or will be applicable at a rate of 6% in lieu of business tax for the mobile game and online advertising services rendered by our PRC subsidiary and consolidated affiliated entities after the Pilot Program is implemented in their respective region. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Our value-added/business tax and related surcharges are primarily levied based on revenues at rates ranging from 3.4% to 6.7%, depending upon which legal entity generates the revenues, and are recorded as cost of revenues. Value-added/business tax and related surcharges of RMB0.4 million, RMB2.3 million, RMB21.0 million (US$3.5 million), RMB4.1 million and RMB8.8 million, were included in our cost of revenues for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, Chukong does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statements of operations data. Our business has experienced rapid growth over a short period of time. We expect our growth to continue as we grow our user base and explore a more effective monetization model. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Therefore, you should not rely on the following period-to-period comparison of our results of operation as indicative of future performance.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues:
Mobile games	7,143	69,506	546,612	90,294	104,116	232,691	37,432
Online advertising	1,540	7,027	8,153	1,347	947	4,756	765

Total revenues	8,683	76,533	554,765	91,641	105,063	237,447	38,197
Cost of revenues	3,424	36,746	298,085	49,241	56,209	119,685	19,253

Gross profit	5,259	39,787	256,680	42,400	48,854	117,762	18,944

Operating expenses:
Sales and marketing expenses	12,849	37,740	149,039	24,619	14,828	50,220	8,079
Research and development expenses	12,065	38,922	105,193	17,377	20,684	36,954	5,945
General and administrative expenses	6,344	14,655	56,230	9,289	7,564	17,021	2,738

Total operating expenses	31,258	91,317	310,462	51,285	43,076	104,195	16,762

Operating (loss)/profit	(25,999)	(51,530)	(53,782)	(8,885)	5,778	13,567	2,182
(Loss)/Profit before income taxes	(28,864)	(52,124)	(87,658)	(14,480)	1,193	12,862	2,069
Income tax (expenses)/benefits	—	15	(648)	(108)	45	(112)	(18)

Net (loss)/income	(28,864)	(52,109)	(88,306)	(14,588)	1,238	12,750	2,051

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Revenues. Our total revenues increased from RMB105.1 million in the three months ended March 31, 2013 to RMB237.4 million (US$38.2 million) in the three months ended March 31, 2014 primarily due to an increase in revenues from mobile games.

•

Mobile games revenues. Revenues generated from mobile games increased from RMB104.1 million in the three months ended March 31, 2013 to RMB232.7 million (US$37.4 million) in the three months ended March 31, 2014, due to an increase in revenues from both self-developed games and licensed games. Revenues generated from our self-developed games increased from RMB93.8 million in the three months ended March 31, 2013 to RMB132.3 million (US$21.3 million) in the three months ended

March 31, 2014. This increase was primarily due to the success of our Fishing Joy Series games. Revenues generated from licensed games increased from RMB10.1 million in the three months ended March 31, 2013 to RMB100.4 million (US$16.2 million) in the three months ended March 31, 2014. This increase was primarily because we published more high-quality licensed games, such as Qin’s Moon, I am MT Online and Space Hunter.

•	Online advertising revenue. Revenues generated from online advertising increased from RMB0.9 million in the three months ended March 31, 2013 to RMB4.8 million (US$0.8 million) in the three months ended March 31, 2014, due to our increased ability to monetize our large user base by selling advertising space to other advertisers.

Cost of Revenues. Our cost of revenues increased from RMB56.2 million in the three months ended March 31, 2013 to RMB119.7 million (US$19.3 million) in the three months ended March 31, 2014. Our cost of revenues as a percentage of revenues decreased from 53.5% in the three months ended March 31, 2013 to 50.4% in the same period in 2014. The increase in the absolute amount of our cost of revenues was primarily due to increases in our distribution fees, commission fees and content fees for game revenues that were recognized on a gross basis.

•	Commission fees. Commission fees increased from RMB27.7 million for the three months ended March 31, 2013 to RMB41.9 million (US$6.7 million) for the same period in 2014, primarily because increased revenue sharing with mobile carriers for payment processing.

•	Distribution fees. Distribution fees increased from RMB21.7 million for the three months ended March 31, 2013 to RMB40.1 million (US$6.4 million) for the same period in 2014, primarily because increased revenue sharing with distribution channels for games that were distributed through application stores.

•	Content fees. Content fees increased from RMB1.5 million for the three months ended March 31, 2013 to RMB12.2 million (US$1.9 million) for the same period in 2014, primarily because we generated more revenues from licensed games that were recognized on a gross basis.

Gross Profit. Our gross profit increased from RMB48.9 million in the three months ended March 31, 2013 to RMB117.8 million (US$18.9 million) in the three months ended March 31, 2014. Our gross margin increased from 46.5% in the three months ended March 31, 2013 to 49.6% in the three months ended March 31, 2014 primarily due to more revenues were derived from the licensed games that were recognized on a net basis.

Operating Expenses. Our operating expenses increased by 141.9% from RMB43.1 million in the three months ended March 31, 2013 to RMB104.2 million (US$16.8 million) in the three months ended March 31, 2014. This increase was due to increases in our research and development expenses, sales and marketing expenses and general and administrative expenses.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB14.8 million in the three months ended March 31, 2013 to RMB50.2 million (US$8.1 million) in the three months ended March 31, 2014, primarily due to an increase in advertisement and promotional expenses of RMB23.6 million and an increase in staff expense of RMB8.0 million as the number of our employees engaged in sales and marketing increased from 119 as of March 31, 2013 to 283 as of March 31, 2014, as a result of our efforts to promote our games and our corporate brand.

•	Research and Development Expenses. Our research and development expenses increased from RMB20.7 million in the three months ended March 31, 2013 to RMB37.0 million (US$5.9 million) in the three months ended March 31, 2014, primarily due to an increase in staff expense of RMB15.3 million as the number of our employees engaged in research and development increased from 250 as of March 31, 2013 to 522 as of March 31, 2014 as we strengthened our research and development function, including maintaining the open-source engines.

•	General and Administrative Expenses. Our general and administrative expenses increased from RMB7.6 million in the three months ended March 31, 2013 to RMB17.0 million (US$2.7 million) in the three months ended March 31, 2014, primarily due to an increase in staff expense of RMB4.0 million as the number of our employees engaged in general and administrative function increased from 57 as of March 31, 2013 to 104 as of March 31, 2014 and an increase in professional fees of RMB2.0 million.

Net Income. As a result of the above, we generated a net income of RMB1.2 million in the three months ended March 31, 2013 and a net income of RMB12.8 million (US$2.1 million) in the three months ended March 31, 2014, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our total revenues increased from RMB76.5 million in 2012 to RMB554.8 million (US$91.6 million) in 2013 primarily due to an increase in revenues from mobile games.

•	Mobile games revenues. Revenues generated from mobile games increased from RMB69.5 million in 2012 to RMB546.6 million (US$90.3 million) in 2013, due to an increase in revenues from both self-developed games and licensed games. Revenues generated from our self-developed games increased from RMB48.4 million in 2012 to RMB407.7 million (US$67.3 million) in 2013. This increase was primarily due to the success of our Fishing Joy Series games. Revenues generated from licensed games increased from RMB19.4 million in 2012 to RMB138.7 million (US$22.9 million) in 2013. This increase was primarily because we published more high-quality licensed games, such as I am MT Online and Space Hunter.

•	Online advertising revenues. Revenues generated from online advertising increased from RMB7.0 million in 2012 to RMB8.2 million (US$1.3 million) in 2013, due to our increased ability to monetize our large user base by selling advertising space to other advertisers.

Cost of Revenues. Our cost of revenues increased from RMB36.7 million in 2012 to RMB298.1 million (US$49.2 million) in 2013. Our cost of revenues as a percentage of revenues increased from 48.0% in the 2012 to 53.7% in 2013. This increase was primarily due to increases in our distribution fees, commission fees and content fees for game revenues that were recognized on a gross basis.

•	Commission fees. Commission fees increased from RMB14.1 million in 2012 to RMB123.6 million (US$20.4 million) in 2013, primarily because we used more payment channels to process payments from game players. The increase was also due to the fact that more payments were processed through carriers, and mobile carriers charged higher commission fees.

•	Distribution fees. Distribution fees increased from RMB10.7 million in 2012 to RMB105.3 million (US$17.4 million) in 2013, primarily because increased revenue sharing with distribution channels for games that were distributed through application stores.

•	Content fees. Content fees increased from RMB4.1 million in 2012 to RMB18.3 million (US$3.0 million) in 2013, primarily because we generated more revenues from licensed games that were recognized on a gross basis.

Gross Profit. Our gross profit increased from RMB39.8 million in 2012 to RMB256.7 million (US$42.4 million) in 2013. Our gross margin decreased from 52.0% in 2012 to 46.3% in 2013 because we used more Android channels to distribute our games, which charge higher distribution fees than the iOS platform, and mobile carriers to process payments from users, which increased our commission fees.

Operating Expenses. Our operating expenses increased by 240.1% from RMB91.3 million in 2012 to RMB310.5 million (US$51.3 million) in 2013. This increase was due to increases in our research and development expenses, sales and marketing expenses and general and administrative expenses.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB37.7 million in 2012 to RMB149.0 million (US$24.6 million) in 2013, primarily due to an increase in advertisement and promotional expenses of RMB81.1 million and an increase in staff expense of RMB19.1 million as a result of our efforts to promote our games and our corporate brand.

•	Research and Development Expenses. Our research and development expenses increased from RMB38.9 million in 2012 to RMB105.2 million (US$17.4 million) in 2013, primarily due to an increase in staff expense of RMB55.5 million as the number of our employees engaged in research and development increased from 206 as of December 31, 2012 to 444 as of December 31, 2013, an increase in technical services expenses of RMB2.1 million, and an increase in share-based compensation expense of RMB2.9 million as we strengthened our research and development function, including maintaining the open-source engines.

•	General and Administrative Expenses. Our general and administrative expenses increased from RMB14.7 million in 2012 to RMB56.2 million (US$9.3 million) in 2013, primarily due to an increase in staff expense of RMB16.0 million as the number of our employees engaged in general and administrative function increased from 30 as of December 31, 2012 to 91 as of December 31, 2013, an increase in professional fees of RMB8.0 million, and an increase in travel and meeting expense of RMB3.1 million.

Net Loss. As a result of the above, we recorded a net loss of RMB52.1 million in 2012 and a net loss of RMB88.3 million (US$14.6 million) in 2013, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased from RMB8.7 million in 2011 to RMB76.5 million in 2012 as a result of an increase of revenues generated from mobile games as well as an increase of our online advertising revenues.

•	Mobile games revenues. Revenues generated from mobile games increased from RMB7.1 million in 2011 to RMB69.5 million in 2012 due to increase in revenues from both self-developed and licensed games. Revenues generated from our self-developed games increased from RMB7.1 million in 2011 to RMB48.4 million in 2012 due to the success of our Fishing Joy Series. Revenues generated from licensed games increased from nil in 2011 to RMB19.4 million in 2012, accounting for nil and 25.3% of our total revenues for the respective periods as we began publishing licensed games.

•	Online advertising revenues. Revenues generated from online advertising increased from RMB1.5 million in 2011 to RMB7.0 million in 2012 due to our increased ability to monetize our large user base by selling advertising space to other advertisers.

Cost of Revenues. Our cost of revenues increased from RMB3.4 million in 2011 to RMB36.7 million in 2012. This increase was primarily due to significant increases in commission fees, distribution fees and content fees for game revenues that were recognized on a gross basis.

•	Distribution fees. Distribution fees increased from RMB2.2 million in 2011 to RMB10.7 million in 2012, primarily because of increased revenue sharing with distribution channels.

•	Commission fees. Commission fees increased from nil in 2011 to RMB14.1 million in 2012 as we started to use payment channels for processing payments from game players in line with our revenue growth.

•	Content fees. Content fees increased from RMB0 in 2011 to RMB4.1 million in 2012, primarily because we started to publish licensed games in 2012.

Gross Profit. Our gross profit increased from RMB5.3 million in 2011 to RMB39.8 million in 2012. Our gross margin decreased from 60.6% in 2011 to 52.0% in 2012, primarily due to an increase in cost of revenues as a result of an increase in payment efficiency as we used mobile carriers to process more payments from game players and the growth of our publishing business where revenues were recognized on a gross basis.

Operating Expenses. Our operating expenses increased by 191.7% from RMB31.3 million in 2011 to RMB91.3 million in 2012. This increase was due to increases in our research and development expenses, sales and marketing expenses and general and administrative expenses as our business grew.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB12.8 million in 2011 to RMB37.7 million in 2012, primarily due to an increase in staff expenses of RMB13.8 million, an increase in advertisement and promotion expenses of RMB7.2 million, and an increase in rental expenses of RMB1.6 million.

•	Research and Development Expenses. Our research and development expenses increased from RMB12.0 million in 2011 to RMB38.9 million in 2012, primarily due to an increase in staff expenses of RMB18.9 million as the number of our employees engaged in research and development increased from 82 as of December 31, 2011 to 206 as of December 31, 2012, and to a lesser extent, due to an increase in technical service expenses of RMB3.9 million and an increase in rental expenses of RMB1.3 million. The increase in our research and development expenses was a result of our experts to develop new games and upgrade our engines.

•	General and Administrative Expenses. Our general and administrative expenses increased by 131.0% from RMB6.3 million in 2011 to RMB14.7 million in 2012, primarily due to an increase in staff expenses of RMB5.1 million as the number of our employees engaged in general and administrative function increased from 10 as of December 31, 2011 to 30 as of December 31, 2012, an increase in professional fees of RMB1.1 million and an increase in share-based compensation of RMB0.6 million.

Net Loss. As a result of the above, we recorded a net loss of RMB28.9 million in 2011 and RMB52.1 million in 2012, respectively.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the quarters ended March 31, June 30, September 30, December 31, 2013 and March 31, 2014. This financial information has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the consolidated results of operations for these periods. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. For factors that may cause our revenue and operating results to vary or fluctuate, please see “Risk Factors—Risks Related to Our Business.”

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected unaudited consolidated statements of operations and comprehensive income/(loss) data:
Revenues:
Mobile games	104,116	120,210	161,148	161,138	232,691
Online advertising	947	958	2,723	3,525	4,756

Total revenues	105,063	121,168	163,871	164,663	237,447
Cost of revenues(1)	56,209	62,923	93,784	85,169	119,685

Gross profit	48,854	58,245	70,087	79,494	117,762

Operating expenses:
Sales and marketing expenses(1)	14,828	20,126	46,424	67,661	50,220
Research and development expenses(1)	20,684	27,737	27,152	29,620	36,954
General and administrative expenses(1)	7,564	10,701	13,698	24,267	17,021

Total operating expenses	43,076	58,564	87,274	121,548	104,195

Income/(loss) from operations	5,778	(319)	(17,187)	(42,054)	13,567

Other (expenses)/income:
Interest (expenses)/income, net	80	50	43	202	316
Investment loss	(800)	(1,265)	(834)	(673)	(834)
Others, net	(136)	(289)	(95)	(88)	(187)
Fair value changes in warrant liability	(3,729)	(6,211)	(13,146)	(6,985)	—

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Income/(Loss) before tax	1,193	(8,034)	(31,219)	(49,598)	12,862
Income tax (expenses)/benefits	45	(61)	28	(660)	(112)

Net Income/(loss)	1,238	(8,095)	(31,191)	(50,258)	12,750
Foreign currency translation adjustment, net of nil tax	(202)	(650)	183	(1,852)	1,827

Comprehensive Income/(loss)	1,036	(8,745)	(31,008)	(52,110)	14,577

Net income/(loss)	1,238	(8,095)	(31,191)	(50,258)	12,750
Accretions to preference shares redemption value	(14,514)	(21,321)	(34,369)	(44,779)	(74,749)

Net loss attributable to ordinary shareholders	(13,276)	(29,416)	(65,560)	(95,037)	(61,999)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,000,000	25,223,214	30,872,962	46,576,087	50,000,000
Net loss per share attributable to ordinary shareholders—basic and diluted	(2.66)	(1.17)	(2.12)	(2.04)	(1.24)
Non-GAAP financial measures:(2)
Adjusted net income/(loss)	5,662	(420)	(15,595)	(39,400)	15,174
Adjusted EBITDA	7,464	2,498	(11,140)	(34,166)	21,975
Mobile game gross billing	118,940	159,849	214,454	263,526	365,787

Notes: (1)	Share-based compensation expenses were allocated to cost of revenues and operating expenses as follows:

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	—	—	—	—	—
Sales and marketing expenses	25	24	669	362	434
Research and development expenses	279	1,054	1,030	657	747
General and administrative expenses	391	386	751	2,854	1,243

Total	695	1,464	2,450	3,873	2,424

(2)	See “—Non-GAAP Financial Measures.”

We have provided below reconciliations between adjusted net income/(loss), adjusted EBITDA and net income/(loss), the most directly comparable GAAP financial measures, for the periods presented:

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in thousands)
Net income/(loss)	1,238	(8,095)	(31,191)	(50,258)	12,750
Less: Share-based compensation expenses	(695)	(1,464)	(2,450)	(3,873)	(2,424)
Fair value changes in warrant liability	(3,729)	(6,211)	(13,146)	(6,985)	—

Adjusted net income/(loss)	5,662	(420)	(15,595)	(39,400)	15,174

Net income/(loss)	1,238	(8,095)	(31,191)	(50,258)	12,750
Less: Interest (expenses)/income, net	80	50	43	202	316
Investment loss	(800)	(1,265)	(834)	(673)	(834)
Others, net	(136)	(289)	(95)	(88)	(187)
Income tax (expenses)/benefits	45	(61)	28	(660)	(112)
Depreciation and amortization expenses	(991)	(1,353)	(3,597)	(4,015)	(5,984)
Fair value changes in warrant liability	(3,729)	(6,211)	(13,146)	(6,985)	—
Share-based compensation expenses	(695)	(1,464)	(2,450)	(3,873)	(2,424)

Adjusted EBITDA	7,464	2,498	(11,140)	(34,166)	21,975

Our business generally experiences some effects of seasonal variations. For example, players tend to spend more time playing our games in the first and third quarters of each year, which typically encompass more public holidays and school breaks, during which school-aged users and working professionals have more time for digital entertainment. The second and fourth quarters are relatively slower for our business as there are fewer holidays during those quarters. In addition, our quarterly results may be affected by events out of our ordinary course of business. For example, one of the mobile carriers in China suspended its payment channel for all payments related to mobile entertainment for approximately six weeks in late 2013 while adjusting their own internal quality control procedures, which has contributed to a slowdown in the growth of our quarterly revenues in the fourth quarter of 2013. We recorded relatively higher expenses in the fourth quarter of 2013 as we strengthened our efforts to promote our games and corporate brand and increased our headcount to support our rapid business growth. However, we have experienced growth in revenues in 2013, especially in game publishing business, which may potentially offset the seasonality or other factors in the near term. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. We have made efforts to track our paying users information and have started to provide such information since the fourth quarter of 2013. For the fourth quarter of 2013 and the first quarter of 2014, we had 2.8 million and 3.9 million average paying users, respectively. The paying ratio of our players increased from 5.4% in the fourth quarter of 2013 to 6.7% in the first quarter of 2014, and our ARPPU increased from RMB58.8 in the fourth quarter of 2013 to RMB60.9 (US$9.8) in the first quarter of 2014.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preference shares. Our principal uses of cash have been for operating activities, primarily cost of revenues research and development, sales and marketing, general and administrative expenses and investing activities, primarily acquiring property, equipment, intangible assets and equity investments. As of March 31, 2014, we had RMB278.6 million (US$44.8 million) in cash and cash equivalents and no borrowings.

The table below sets forth our cash and cash equivalents as of the dates indicated:

	As of December 31,			As of March 31,
	2011	2012	2013	2014
(in thousands)
Cash located outside of the PRC
—in US dollars	US$588	US$8,991	US$34,297	US$7,578
—in Korean Won	—	—	KRW1,944,444 (US$1,843)	KRW3,992,957 (US$3,750)
—in RMB	RMB60,535	RMB36,274	RMB38,985 (US$6,440)	RMB69,488 (US$11,178)
—in HKD	—	—	—	HKD8,930 (US$1,151)
Cash located in the PRC (all denominated in RMB and subject to currency conversion control):
—held by WFOE	RMB2,894	RMB11,088	RMB44,901 (US$7,417)	RMB84,574 (US$13,605)
—held by VIEs and VIEs’ subsidiaries	RMB762	RMB7,048	RMB26,407 (US$4,362)	RMB47,604 (US$7,658)
Total Cash and cash equivalents	RMB67,893	RMB110,926	RMB330,558 (US$54,604)	RMB278,620 (US$44,820)

We believe that our current and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks. The proceeds of this offering are planned to be used to fund our PRC businesses (primarily through our direct PRC wholly owned subsidiary). The funding mechanisms available to us are subject to PRC regulations and approvals. In particular, the PRC government, through SAFE, has put in place various registration and approval requirements governing capital injections to foreign-invested enterprises, including provisions that limit foreign loans to the difference between the investment amount and the registered capital of a foreign-invested enterprise. Chukong Beijing’s approved investment amount is US$81 million and its registered capital is US$27 million. These statutory limits, or punitive actions taken by the relevant PRC regulatory authorities as a result of a failure to strictly abide by any regulations and required approvals, could materially impair our liquidity by curtailing our ability to finance our PRC businesses with the proceeds of this offering. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may limit the use of the proceeds we receive from this offering for our expansion or operations.”

The PRC government imposes certain controls on the conversion of the Renminbi into foreign currencies and the remittance thereof outside of the PRC. To the extent that (i) loans are arranged between our non-PRC entities and our PRC entities or (ii) we declare and pay dividends from our PRC entities to our non-PRC entities in the future, such cash flows may be limited, or may not be able to be processed on a timely basis, due to SAFE regulations or restrictions on the availability of foreign currencies. Such restrictions could have a material adverse effect on our liquidity and our ability to settle intercompany transactions or fund dividend payments to ordinary shareholders or ADS holders. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, the State Administration for Industry and Commerce, the

CSRC and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While we currently believe that the M&A Rules do not apply to, and the CSRC’s approval is not required for, this offering, we cannot assure you that the relevant regulatory agencies, including the CSRC, would reach the same conclusion. To the extent this offering continues and is consummated, and it is later concluded by the CSRC or any related agencies that approval should have been obtained, they would have broad discretion to impose a variety of punitive actions on us, which could have material adverse effects on our liquidity, such as delays of or restrictions on the (i) remittance of the proceeds of this offering into the PRC, or (ii) conversely, remittance of funds out of the PRC for purposes of dividends, acquisitions, or other corporate objectives. See “Risk Factors—Risks Related to Doing Business in China—Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and the trading price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2011	2012	2013		2013	2014
	RMB	RMB	RMB	US$	RMB	RMB	US
	(in thousands)
Net cash used in operating activities	(23,454)	(47,237)	(13,152)	(2,173)	(24,084)	(40,891)	(6,577)
Net cash used in investing activities	(3,783)	(18,752)	(65,880)	(10,883)	(3,783)	(11,990)	(1,929)
Net cash provided by/(used in) financing activities	95,224	109,508	301,366	49,782	—	(489)	(79)
Net increase/(decrease) in cash and cash equivalents	67,671	43,033	219,632	36,280	(101)	1,432	230
Cash and cash equivalents at beginning of the period	222	67,893	110,926	18,324	110,926	330,558	53,175
Cash and cash equivalents at end of the period	67,893	110,926	330,558	54,604	82,958	278,620	44,820

Operating Activities

Net cash used in operating activities primarily consisted of our net income/(loss) as adjusted for non-cash expenses, such as share-based compensation expenses, depreciation and amortization, impairment of royalty and license fees and change in the fair value of warrant liability, and further adjusted for changes in operating assets and liabilities, such as customer advances and deferred revenues, accounts receivable, prepayment and other current assets, account payable and accrued expenses and other current liabilities.

Net cash used in operating activities was RMB40.9 million (US$6.6 million) for the three months ended March 31, 2014 increased by 69.8% from RMB24.1 million for the same period in 2013 due to the rapid expansion of our mobile game business. Our net cash used in operating activities for the three months ended March 31, 2014 reflected a net income of RMB12.8 million (US$2.1 million), adjusted for non-cash items of RMB11.9 million (US$1.9 million) and changes in operating assets and liabilities of RMB65.5 million (US$10.5 million). Non-cash reconciling items primarily included depreciation and amortization expenses of RMB6.0 million (US$1.0 million), impairment of royalty and license fees of RMB2.4 million (US$0.4 million) and share based compensation expenses of RMB2.4 million (US$0.4 million). Changes in operating assets and liabilities primarily included an increase in net accounts receivable of RMB66.6 million (US$10.7 million) in line with revenue growth and an increase in prepayment and other current assets of RMB29.2 million (US$4.7 million), related to the prepayments primarily for royalty of licensed games and promotion cost partially offset by an increase in accounts payable of RMB46.6 million (US$7.5 million) as a result of business growth and an increase in accrued expenses.

Net cash used in operating activities was RMB13.2 million (US$2.2 million) for the year ended December 31, 2013. Our net cash used in operating activities for the year ended December 31, 2013 reflected a net loss of RMB88.3 million (US$14.6 million), adjusted for non-cash items of RMB65.8 million (US$10.9 million) and changes in operating assets and liabilities of RMB9.3 million (US$1.5 million). Non-cash reconciling items primarily included change in the fair value of warrant liability of RMB30.1 million (US$5.0 million), depreciation and amortization expenses of RMB10.0 million (US$1.6 million), impairment of prepaid royalty fees of RMB8.7 million (US$1.4 million) and share based compensation expenses of RMB8.5 million (US$1.4 million). Changes in operating assets and liabilities primarily included an increase in net accounts receivable of RMB107.0 million (US$17.7 million) in line with revenue growth and a decrease in prepayment and other current assets of RMB62.3 million (US$10.3 million), related to the prepayments primarily for royalty of licensed games and promotion cost partially offset by an increase in accounts payable of RMB111.2 million (US$18.4 million) as a result of business growth and an increase in customer advances and deferred revenues of RMB33.4 million (US$5.5 million).

Net cash used in operating activities was RMB47.2 million in 2012. Our net cash used in operating activities in 2012 reflected a net loss of RMB52.1 million, adjusted for non-cash items of RMB6.0 million and changes in operating assets and liabilities of RMB1.1 million. Non-cash reconciling items primarily included gain from previously held equity interest related to step acquisition of RMB7.0 million and change in the fair value of warrant liability of RMB 6.4 million. Changes in operating assets and liabilities primarily included an increase in net account receivable of RMB24.8 million as a result of revenue growth and an increase in salary and welfare payable of RMB11.8 million.

Net cash used in operating activities was RMB23.5 million in 2011. Our net cash used in operating activities in 2011 reflected a net loss of RMB28.9 million, adjusted for non-cash items of RMB4.1 million and changes in operating assets and liabilities of RMB1.3 million.

Investing Activities

Net cash used in investing activities primarily consisted of capital expenditures, mainly for equity investments, purchases of property and equipment such as computers and other electronic equipment, as well as for purchases of intangible assets, mostly licensed game software. We expect that our capital expenditures will increase as we purchase additional equipment, license more game software and expand our technology infrastructure to support the growth of our business.

Net cash used in investing activities amounted to RMB3.8 million, RMB18.8 million and RMB65.9 million (US$10.9 million) in 2011, 2012 and 2013, respectively; such amounts were RMB3.8 million and RMB12.0 million (US$1.9 million) for the three months ended March 31, 2013 and 2014. In 2011 and 2012, net investing outflows were primarily attributable to equity investments made and the purchases of electronic equipment. In 2013, net investing outflows were primarily attributable to equity investments made and the purchases of computers and other electronic equipment as well as the purchases of game software. For the three months ended March 31, 2014, net investing outflows were primarily attributable to the purchases of computers and other electronic equipment as well as the purchases of software.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2013 and 2014 were RMB0 and RMB489,000 (US$79,000), respectively.

Net cash provided by financing activities in 2013 was RMB301.4 million (US$49.8 million), attributable to the net cash proceeds from the issuance of our Series D preferred shares of RMB299.5 million (US$49.5 million) in October 2013, and the net cash proceeds from the holder’s exercise of Series A warrants of RMB1.8 million (US$0.3 million) in December 2013.

Net cash provided by financing activities in 2012 was RMB109.5 million, attributable to the net cash proceeds from the issuance of our Series C preferred shares in August 2012.

Net cash provided by financing activities in 2011 was RMB95.2 million, attributable to the net cash proceeds from the issuance of our Series B preferred shares of RMB84.4 million in August 2011, the net cash proceeds from the issuance of our Series A preferred shares of RMB6.9 million in April 2011, the net cash proceeds from the issuance of Series A warrants of RMB0.7 million in April 2011, and the net cash proceeds from the issuance of our convertible notes of RMB3.2 million in June 2011.

Capital Expenditures

Our capital expenditures were RMB3.6 million, RMB6.0 million, RMB39.3 million (US$6.5 million), RMB9.2 million (US$1.5 million) in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively, primarily related to purchases of computers, software, other electronic equipment, and leasehold improvements. We currently do not have any commitments for capital expenditures or other cash requirements other than those in our ordinary course of business.

Contractual Obligations

We lease our facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB3.8 million, RMB7.4 million, RMB13.1 million (US$2.2 million) and RMB8.2 million (US$1.3 million) during the years ended December 31, 2011, 2012, 2013 and the three months ended March 31, 2014, respectively, and were charged to the consolidated statements of operations and comprehensive loss when incurred.

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. We lease our office facilities under non-cancelable operating leases with various expiration dates through October 2016.

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment due by
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	20,619	13,610	7,009	—	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms of no more than two years and are renewable upon further negotiation.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities in the PRC. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries, which, in turn, depends on the service fees paid by our consolidated affiliated entities to our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until such reserve funds reach 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries and consolidated affiliated entities, as applicable.

Certain net assets of our PRC subsidiaries and consolidated affiliated entities may be restricted from distribution by their nature and related company law or other regulations. These items generally include (i) registered/paid-in capital, (ii) statutory reserves (appropriations of accumulated profits determined in accordance with PRC accounting standards and regulations), and (iii) other potential items restricted by virtue of applicable laws and regulations. As of December 31, 2013, the net assets of our PRC subsidiaries and consolidated affiliated entities that were subject to such restrictions and thus not available for distribution, were in the aggregate RMB51.8 million (US$8.6 million), comprised solely of the registered and paid-in capital of our PRC entities. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation to date, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

We generate most of our revenues in Renminbi or U.S. dollar and incur most of our expenses in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$              million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option, based upon an assumed initial offering price of US$              per ADS, which is the midpoint of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar from a rate of RMB              to US$1.00 as at to a rate of RMB              to US$1.00, will result in a decrease of RMB              million (US$ million) in the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB              to US$1.00 to a rate of RMB              to US$1.00, will result in an increase of RMB              million (US$              million) in the net proceeds from this offering.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

INDUSTRY

Mobile Internet Market in China

The global mobile internet industry is developing rapidly with the continuous enhancement of infrastructure, introduction of increasingly affordable mobile devices and advancement of wireless technology. According to iResearch, the number of global mobile internet users reached approximately 1.9 billion in 2013 and is forecasted to grow at a compound annual growth rate, or CAGR, of 12.1% to reach 3.0 billion in 2017. China represents the single largest mobile internet user population, representing approximately 26.3% of the total global mobile internet users as of 2013.

The growth of the mobile internet population in China outpaced global growth rate due to the proliferation and adoption of mobile internet, technological enhancement of mobile devices, promotions by mobile carriers and richer mobile content. According to iResearch, the number of mobile internet users in China grew at a CAGR of 18.2% from 303 million in 2010 to 500 million in 2013, and is expected to grow at a CAGR of 10.5% to reach approximately 745 million by 2017.

In addition, China is experiencing strong growth in smartphone ownership and high-speed mobile internet penetration. According to iResearch, the total shipments of smartphones and tablets in China reached 336 million in 2013, up from 77 million in 2011. As of the second quarter of 2013, China’s 3G penetration rate was only at 24.0%, as compared to 70.6% and 88.3% in the United States and Japan, respectively, implying substantial growth potential. On December 4, 2013, China’s Ministry of Industry and Information Technology started to issue 4G licenses and mobile carriers are expected to quickly build out 4G base stations across China. With the expansion of 4G network and the corresponding increase in mobile internet connection speed, it is expected that mobile internet usage will become more prevalent, and mobile contents that require high connection speed, such as videos and mobile online games, will grow significantly.

Mobile Entertainment Market in China

Along with the recent development of mobile internet infrastructure and mobile devices, people are spending more time enjoying mobile entertainment, including music, games, videos, literature and social networking through their mobile devices. Users tend to spend more time on such activities during certain times of day, such as lunch breaks and before bedtime.

According to China Internet Network Information Center, or CNNIC, entertainment is the most common usage of mobile devices for Chinese users. As of September 2013, mobile internet users in China spent an average of 109 minutes per day on mobile entertainment, representing approximately 60.6% of their total mobile devices usage time. Approximately 97.6% of mobile internet users used mobile entertainment applications as of September 2013.

Among all the mobile entertainment, mobile gaming is one of the most popular activities. According to iResearch, during the period from December 31, 2012 to January 5, 2014, the average number of mobile game “sessions” per person per week is the highest among mobile entertainment activities, at 19.9 sessions, followed by 18.0 sessions for mobile reading, 15.8 sessions for mobile videos, and 8.4 sessions for mobile music.

Mobile Game Market in China

Mobile gaming has developed rapidly in China

According to CNNIC’s mobile internet users behavior analysis, as of September 2013, approximately 44.9% of mobile internet users in China play mobile games. According to iResearch, the number of total mobile game players is estimated to reach 526 million by 2017, representing a CAGR of 29.3% from 2013 to 2017.

	2011	2012	2013	2014E	2015E	2016E	2017E
China mobile game players (in millions)	82	120	188	302	385	456	526

Source: iResearch

China’s mobile game market generated RMB14.9 billion of revenue in 2013, and is expected to grow at a CAGR of 47.6% to reach RMB70.6 billion by 2017.

Source: iResearch

The mobile game market is expected to demonstrate a much higher growth than PC game market in the foreseeable future, according to iResearch. Mobile games achieved significantly higher growth as compared to webgames and PC client-based games, because they can be played much more frequently, at anywhere any time. Furthermore, mobile games can easily integrate location based services and social networking features to create a more interactive gaming experience, and attract a large and fast-growing player base. In addition, mobile games have shorter development cycles and lower development costs, as compared to PC client-based games or webgames, therefore attract more high quality game developers.

Source: iResearch

By comparison, according to Marketer, the U.S. mobile game market is expected to grow from US$1.8 billion in 2013 to US$3.8 billion in 2017, for a CAGR of 20.6%, and, according to Yano Research, the Korean mobile game market was predicted to reach US$1.2 billion by end of 2013, representing an annual growth rate of 65.2% as of 2012.

The total mobile internet users in Taiwan increased from approximately 9.1 million at the end of 2007 to 20.7 million at the end of 2012.

Dynamics of mobile game industry in China

China’s mobile game industry participants primarily consist of game developers, publishers and distributors. There are numerous game developers, including key players such as Chukong, Locojoy and Yinhan, as well as many small studios and individuals. Game publishers operate and promote games for developers. There are publishers focusing on mobile games such as Chukong, as well as publishers of both mobile games and traditional internet and PC games, such as Tencent and Shanda. Game distributors distribute games to players. This market is very fragmented in China. For iOS games, iOS App Store is the official distribution channel; for Android games, there are major distribution channels such as Tencent, 360 Mobile Assistant, 91Wireless, UCWeb and SnapPea, as well as mobile carriers, and hundreds of smaller distribution channels.

Fragmented mobile game development market and importance of game engines

Developers are the content providers of the mobile game industry and the origin of the value chain. Mobile games have shorter development cycles and lower development requirements than traditional PC games. Thus the current developer market consists of a large number of individual developers and small studios. Currently, it is estimated that China has more than 1,500 mobile game developers, and the most successful developers have only one or two hit games each.

In such a fragmented mobile game development market landscape, most developers are small and lack capital. Therefore, low-cost, but robust game engines are important to mobile game developers. A game engine provides a suite of development tools in an integrated development environment to enable simplified and streamlined development of graphics, sound, physics and artificial intelligence functions, allowing developers to improve development efficiency and quality and to focus on developing attractive games. Currently, Cocos2d-x game engine, Unity, Flash, Libgdx and Unreal, are available engines in the market, among which Cocos2d-x game engine enjoys a leading position. Among the 100 Top Gross games on both iOS and Android in 2013 in China, Cocos2d-x was the most adopted engine.

Fragmented distribution environment in China and the importance of distributors

Unlike the United States or other developed markets, the distribution landscape in China is very fragmented. In the United States, the two main distribution channels are iOS App Store and Google Play, with iOS taking 81.0% of the market share in 2012. However, in China, Android-based distribution channels captured 53.2% of the market share in 2013, while iOS was in the minority. For Android distribution channels, apart from Google Play, there are numerous distribution channels in China, such as Tencent, 360 Mobile Assistant, 91Wireless, UCweb, as well as mobile carriers and hundreds of smaller distribution channels. Furthermore, many mobile device manufacturers in China pre-install application stores and mobile games on the smart-phones and tablets they manufacture, and therefore also serve as distribution channels.

On top of the already complicated distribution channels in China, the payment methods are very different among the different channels. Currently, major payment channels include credit card payment, mobile carrier billing, and various online banking payment channels, such as AliPay. Mobile carrier billing is one of the most popular payment methods used by players due to its convenience, especially for small denominations. However, carrier billing is only available for a small number of games, because under current PRC regulations, it is often difficult for small game developers to reach agreements with mobile carriers to set up carrier billing for them. Game developers who have access to carrier billing often enjoy early movers’ advantage and can provide a better gaming experience for users.

According to iResearch, since game developers and publishers depend on distributors to disseminate games in the form of applications, major game distributors with large user bases, such as Tencent, 360 Mobile Assistant and 91, have strong bargaining power. However, with the rapid development of HTML5-based games, which allow players to play games directly on browsers of their mobile devices, without having to download the game applications, the distribution channels between users and mobile game products will be more diversified and the importance of existing distributors will likely be reduced.

The importance of game publishers

A successful game requires more than development capability. Efficient and effective marketing and high-quality customer services are critical to attracting and maintaining a large player base and prolonging the life cycles of mobile games. However, most developers, especially the smaller ones, lack the necessary resources and expertise to promote their games or provide customer services. As a result, they have to rely on game publishers to promote and manage the day-to-day operations of their games.

Game publishers also analyze user behavior and preferences data generated during game play, and optimize the games by designing features that the players enjoy the most and determining the most suitable pricing strategies in order to maximize economic returns. Game publishers can also organize in-game events to boost player participation and improve player retention. Furthermore, experienced game publishers can help foreign developers to enter into the China market, as they have strong operational expertise to promote games, provide customer services and design localized features tailored to the preferences of local players.

Mobile Advertisement Market in China

Since 2007, mobile applications have experienced tremendous growth. With the increase in the number of mobile applications, users have become more and more dependent on mobile applications in their daily lives. Advertising on mobile applications has also grown and gradually gained recognition. According to iResearch, the mobile advertising market in China was RMB11.0 billion in 2013 and is expected to grow quickly in the coming years to reach RMB52.0 billion in 2017, representing a CAGR of 47.6%.

BUSINESS

Overview

We operate an innovative mobile entertainment platform, offering a full suite of solutions and services to enable developers worldwide to efficiently develop, publish and monetize content and providing a highly engaging mobile entertainment experience to our users. We seek to create significant value to our business partners and users.

For mobile content developers, we enable them to develop popular content with high efficiency and publish and monetize their content with ease. Our suite of solutions and services consists of world-leading Cocos open-source engines, a content design toolkit and content publishing services, such as game operation, payment service, content localization, data analytics, technical support and advertising service. According to iResearch, the Cocos2d-x open-source game engine, which we develop and maintain, was the most adopted engine among the 100 top grossing games on both iOS and Android in 2013 in China, United States and Taiwan. As a result of the significant value we create for content developers, we have become a trusted publishing partner for leading mobile content developers in China. We published three out of the top four mobile games in China as measured by gross billing in 2013, according to iResearch.

For mobile users, we deliver an engaging mobile entertainment experience. We offer an extensive portfolio of in-house developed and licensed popular mobile games and other rich entertainment content, and provide an interactive user system and convenient payment options. We have experienced significant growth in our user base, as evidence by increases of our average MAUs and DAUs for our self-developed and licensed games:

In addition, we seek to create value to other participants in the mobile entertainment ecosystem, including mobile content distribution channels and mobile carriers by enriching their content offerings and monetizing their user base. According to iResearch, we were the largest mobile game revenue contributor to each of China Mobile, China Unicom and China Telecom in 2013, primarily through the fee sharing arrangements we had with these mobile carriers as payment channels for many of our self-developed games and licensed third-party games.

Our mission is to become a leading global mobile entertainment platform. We are pioneering a business model that provides significant long-term value to our business partners and users, fosters a healthy expansion of the mobile entertainment ecosystem and drives our own long-term growth and profitability.

Our platform is comprised of the following core components:

Mobile Content Development Solutions

As mobile content developers are the key for the mobile entertainment ecosystem, we are committed to investing in leading technologies and providing integrated solutions that enable developers to efficiently develop and deliver high-quality mobile entertainment content to users.

We develop and maintain one of the most widely adopted open-source mobile game engines in the world, Cocos2d-x. To meet the evolving technological needs and rapidly-changing user preferences, we have further developed Cocos-HTML5 to support the development of HTML5-based mobile games. We are also developing another advanced version of Cocos engines to support the development of mobile 3D games. Together with Cocos2d-x, these advanced versions of Cocos engines offer developers a comprehensive range of open-source solutions that can meet their various development needs, free of charge. In addition, the robust architecture of the Cocos engines enables developers to easily render sensational visual effect, extending its application beyond mobile games. Since 2010, Cocos engines have been downloaded more than 1.1 million times across the globe. As more developers use and contribute to the Cocos engines, these engines evolve faster and provides even better and more efficient solutions to the mobile entertainment community, thereby creating a virtuous cycle.

Powered by our Cocos engines, we also offer CocoStudio, a content development and design toolkit to streamline and simplify the creation of in-game user interfaces, graphics and sound effects. It allows game developers to improve their design efficiency and shorten the time to market. In addition, we offer payment channel integration solutions, proprietary data analytics and localization capabilities, which offer developers with insightful metrics to optimize their games, resulting in higher user engagement and monetization.

Furthermore, we strengthen our connections to the content developer community by organizing online forums and offline conventions. We believe our website, CocoaChina.com, is the largest online forum for iOS mobile content developers in China with approximately 311,000 registered members as of the date of this prospectus. CocoaChina Developers Convention, a semi-annual offline convention organized by us, has become one of the most important events in the mobile game industry in China, with thousands of participants from every segment of the mobile entertainment ecosystem.

Although we do not generate any significant revenue from providing mobile content development solutions, we believe our open-source business model can help us generate goodwill and other indirect benefits that outweigh the costs of maintaining and improving the content development solutions, especially in the long term.

Mobile Entertainment Content

We deliver a highly engaging mobile entertainment experience to our users by offering an extensive portfolio of in-house developed games, licensed games and other mobile entertainment content, as well as our fast-growing interactive user system, Coco.

Our game portfolio consisted of 121 mobile games in operation as of March 31, 2014, including 20 self-developed and 101 licensed games. We are recognized by iResearch as one of the leading independent mobile game developers in China. Our Fishing Joy (“ ”) Series, including Fishing Joy I, Fishing Joy II and others, was among the top three mobile games in China in terms of gross billing in 2013, according to iResearch. Fishing Joy Series attracted 359.6 million total activations since launch and engaged 36.3 million average MAUs and 6.5 million average DAUs in the quarter ended March 31, 2014.

We collaborate with global entertainment content leaders to introduce innovative and appealing content to users. For example, our Art, Technologies & Humanities Design Studio, or ATH Studio, and Disney Mobile jointly developed Where’s My XiYangYang (“ ”), a game featuring characters from the XiYangYang franchise (“ ”), a highly popular cartoon series in China. Where’s My XiYangYang became the number one top paid game on iOS App Store in China within one week after launch.

In addition to games, we have developed other mobile content, including educational and digital reading applications. For example, we developed Ocean Adventures, an educational application that teaches children to recognize sea creatures, and trains their color- and shape-recognition abilities. Ocean Adventures became the number two Top Paid iPad application in the iOS App Store in China and the number one Top Paid iPad application in the iOS App Store’s Kids category, within one week after launch. We also developed Kung Fu Tang Poetry, an educational application that teaches Tang poetry to pre-school children in an engaging way.

To enrich our user experience, we also offer Coco, our fast-growing interactive user system with in-game and cross-game social networking features, as well as integrated payment solutions. We believe that Coco paves the way to grow our user base as we integrate Coco into more popular games and cross-promote more high-quality content through Coco. By growing and expanding our Coco user system, we expect to further enhance user experience and increase user stickiness, and thereby fuel our own growth.

Mobile Content Publishing and Monetization

We also operate an established publishing business and a robust advertising network, which create significant value for mobile content developers, content distribution channels and mobile carriers. We collaborate with leading global and regional content providers, including Konami, Gameloft, Fincon, Locojoy and Yinhan to publish their top-ranked games, such as Hello Hero, Space Hunter, I am MT Online and Qin’s Moon. We also operate a fast-growing international game publishing business. For example, we published Beauty of the Qin Dynasty in Korea in October 2013. By the end of the month, it had become the number one action game on the iOS App Store and the number four Arcade & Action game on Google Play in Korea.

As a large number of popular mobile games are developed with the Cocos engines and technical assistance from our engine maintenance team at the development stage, we have an early access to mobile content, which enables us to identify popular games with potential to succeed. In addition, we help mobile content providers connect with over 300 distribution channels, link with major payment channels, run targeted advertising campaigns and promotions, collect insightful business analytics and receive ongoing technical support. Our publishing expertise, coupled with our broad and efficient distribution network, including substantially all leading mobile content distribution channels in China, enables us to efficiently reach a large and high quality user base. We believe these make us a trusted partner for mobile content developers and help us license popular games from them with favorable terms at times. In turn, our high quality content helps us further strengthen the relationship with distribution channels, as well as garner the channels’ commitment to prioritize their resources in distributing and promoting our content, creating another virtuous cycle.

We generally pay a certain upfront fee or a minimum guarantee fee to third-party game developers, and then share the gross billing generated from our licensed games with game developers pursuant to the agreed sharing percentage. Generally, approximately 30% to 50% of the net billing generated from our licensed games after deducting distribution and other expenses is distributed to third-party game developers, and approximately 50% to 70% is kept by us as the game publisher.

We operate a mobile advertising network to promote content developed by ourselves as well as third-party developers and help monetize user traffic. Leveraging our strong data analytics capability, we are able to analyze the user traffic on our platform and deliver advertisements in a targeted and precise manner. Our mobile advertising network provides effective marketing and additional monetization opportunities to developers, which in turn would contribute to our revenue growth.

We have achieved significant growth in our business since our inception in November 2010. Our revenues increased from RMB8.7 million in 2011 to RMB76.5 million in 2012 and to RMB554.8 million (US$91.6 million) in 2013, and from RMB105.1 million in the three months ended March 31, 2013 to RMB237.4 million (US$38.2 million) in the three months ended March 31, 2014. We had a net loss of RMB88.3 million (US$14.2 million) in 2013, as compared to a net loss of RMB52.1 million and RMB28.9 million in 2012 and 2011, respectively. We had a net income of RMB12.8 million (US$2.1 million) in the three months ended March 31, 2014, as compared to a net income of RMB1.2 million in the same period in 2013.

Our Strategies

We intend to achieve our mission through the following key strategies:

Continue to Strengthen Our Technological Capabilities and Optimize Development Solutions

We are focused on investing in technology and development solutions that we believe will ensure the long term competitiveness of our business and sustainability of the entire mobile entertainment ecosystem. To equip us with the necessary foundation to meet and adapt to the rapidly-changing mobile entertainment landscape and technological evolution, we intend to continue to maintain, upgrade, extend and optimize our open-source Cocos engines for mobile content developers, and in return to attract more developers to develop content using our engines. We plan to continue to offer other innovative development solutions and toolkits, including the enhanced version of CocoStudio, to streamline the work required at different steps of the development process. In addition, we plan to further invest in big data technology and cloud services, which we believe will be critical to better serve both our user and the developer community. We intend to continue to host the semi-annual offline CocoaChina Developers’ Convention and maintain the CocoaChina online community, to facilitate knowledge-sharing among developers around the globe.

Continue to Develop, License and Publish Popular Mobile Entertainment Content

We are dedicated to delivering high-quality mobile entertainment content to users. We plan to achieve this through self-developing and licensing popular mobile entertainment content. Our advanced technological capabilities will continue to attract developers to adopt our engines and development solutions and we will continue to track the activities and feedbacks of individual studios through our engine maintenance team. We will seek and identify mobile entertainment content with high potential to succeed, and license them on an exclusive basis, when it is economically attractive to do so.

We will introduce more self-developed games, with a primary focus on casual games, and we intend to develop other mobile entertainment content, such as educational and digital reading applications. While we expand our user base through casual games, we also intend to introduce mid-core and hard-core games to engage paying users. During this process, we plan to continue to collaborate with global entertainment leaders to co-develop mobile entertainment content that utilize elements of popular existing intellectual property to further expand our user base.

We will continue to leverage on big data technology and cloud services to analyze user behavior, optimize game performance and achieve higher user engagement and monetization.

Expand Our Interactive User System

We intend to leverage our strengths in the developer community, our experience in game development and publishing, as well as our massive user base to expand Coco, our interactive user system. We intend to expand and grow Coco by adding more cross-game social features and efficient payment solutions to our games. We believe that integrating such user system into more of our popular games will make it easier for users of one game to adopt and play our other games, and eventually become an active participant of our platform. As such, we will be able to increase organic user traffic and enhance user acquisition efficiency for our platform and developers. We plan to aggregate more high-quality content on the platform and eventually connect mobile content developers directly to users. By growing and expanding such a platform, we will create value for developers, game operators and users, improve the efficiency and quality of mobile entertainment content development and distribution, and thereby fuel our own growth.

Increase Monetization Opportunities

We intend to continue to increase the monetization of our products and services and explore additional revenue streams. We plan to leverage big data and cloud technology and offer paid big data analytics and cloud services to mobile content developers. We also intend to further expand our online advertising operation and payment solutions. We will also seek to work with mobile carriers to improve user experience while creating new business opportunities. For example, we are currently working with one of the major carriers in China to offer monthly subscription services that allow subscribers to have unlimited data usage to use our applications for a fixed monthly fee. We also plan to make our mobile entertainment content available beyond mobile phones and tablets and to include TVs and potentially other consumer digital devices.

Expand into the International Markets

We aim to expand our operations and pursue business opportunities in the international markets, including Korea, Taiwan, Japan and the U.S., by replicating our success in China. We started game publishing businesses in Korea and the U.S. in 2013. In 2013 and the three months ended March 31, 2014, our international mobile game gross billing represented 11.8% and 24.6% of our total mobile game gross billing, respectively. We intend to continue all of our overseas initiatives to support our international expansion.

Pursue Strategic Acquisitions and Partnerships

We plan to expand our business through organic growth and strategic acquisition and partnerships, including strengthened cooperation with Disney and other intellectual property rights holders. We intend to selectively invest in or enter into strategic partnership with companies that complement our business.

Cocos Engines and Developer Community

We believe in sharing knowledge with the developer community and aspire to become a world-class development solutions provider. We continue to develop and maintain one of the most widely adopted open-source mobile game engines in the world, Cocos2d-x. We also maintain CocoaChina.com, what we believe to be the largest iOS mobile content developer community in China, allowing mobile content developers to share their knowledge and experience with each other.

Cocos2d-x and Other Cocos Engines

Cocos2d-x is an open-source game engine distributed under the MIT license, a free software license that permits reuse, modification and distribution of the software. Cocos2d-x game engine facilitates game development and cross-platform compatibility. It is fast, easy to use and loaded with powerful game development features. Cocos2d-x’s key advantage is that it supports multiple programming languages, allowing developers to exploit their existing C++, Lua and Javascript knowledge for cross-platform deployment into iOS, Android, Windows Phone, BlackBerry, Tizen and other operating systems, thereby saving time, effort and cost.

Unlike many other mobile game engines that are adapted from PC game engines, Cocos2d-x game engine was specifically conceived and designed for mobile devices and was created to optimize performance, maximize speed and enhance resource efficiency for mobile devices. The robust and open-source architecture enables developers to easily modify the coding of the engine to meet their specific requirements and therefore, accelerates their development process. In addition, the robust architecture of the Cocos engines enables developers to easily render sensational visual effects and extend application development beyond mobile games.

To meet the evolving technological needs and rapidly changing user preferences, we further introduced Cocos2d-HTML5 to support the development of HTML5-based mobile games. We are also in the process of finalizing Cocos3d-x, to support the development of 3D mobile games. Together with Cocos2d-x, these advanced versions of Cocos engines offer developers comprehensive solutions that can meet their various development needs, and allow us to attract even more developers to our community.

Cocos engines have been adopted by individual game developers as well as major mobile game companies. Disney Mobile, Wooga, Gamevil, Glu, GREE, Konami, TinyCo, HandyGames, IGG, and a long list of other companies are currently using Cocos engines for mobile game development. Major technology companies, including Google, Intel, ARM, Microsoft and Amazon have also contributed to the ongoing development of the engine in collaboration with us, in order to improve compatibility of games developed based on Cocos engines with their operation system or hardware. As an increasing number of developers and technology companies use and contribute to Cocos engines, our engines evolve faster and provide even better and more efficient solutions to the mobile entertainment community, thereby creating a virtuous cycle. Because of the popularity of Cocos engines and its importance in the mobile game industry, at least 20 universities and training centers have included it in their curricula. Our engineers cooperate with engineers from other companies to co-author textbooks that teach developers how to use Cocos engines.

Since 2010, Cocos engines have been downloaded more than 1.1 million times by developers across the globe. According to iResearch, Cocos2d-x game engine which we develop and maintain was the most adopted engine among the 100 top grossing games on both iOS and Android in 2013 in China, United States and Taiwan.

Integrated Development Solutions

Powered by our Cocos engines, we also offer CocoStudio, a content development and design toolkit to streamline and simplify the creation of in-game user interfaces, graphics and animation. It allows game developers to improve their design efficiency and shorten the time to market. In addition, we offer payment channel integration solutions and proprietary data analytics and localization capabilities, which offer developers with insightful metrics to optimize their games, resulting in higher user engagement and monetization.

In addition, Cocos engines and CocoStudio could be used to create applications beyond mobile games, such as educational and digital reading applications. For example, New Oriental has used our engines and other development solutions to develop their interactive courseware.

Content Developer Community

In 2008, one of our founders started CocoaChina.com, which grew from an online forum for iOS-based content developers to what we believe to be the largest iOS mobile content developer community in China. As of the date of this prospectus, it has approximately 311,000 registered members. On CocoaChina.com, we provide news relating to the industry to keep content developers updated on the latest trends. We publish educational articles to help rookie developers get started and help advanced developers further improve their skills. We maintain a source code database that is freely accessible by developers, on which they can access source codes written by others and share their codes. We also offer an open forum where everyone can share their experience, communicate with each other and learn from each other. Through our dedicated efforts and the contributions of all the members of our community, CocoaChina has become an influential force in the mobile entertainment market in China.

We also organize the CocoaChina Developer Convention, a semi-annual offline convention that allows mobile content developers, publishers, distribution channels, advertisers, players, venture capitalists and other industry participants to get together in person. Experts from our company, as well as industry leaders give speeches and discuss various topics such as content development experience, optimization of the Cocos engines and industry dynamics. In less than three years, we believe the convention has grown to become one of the most important events in the mobile internet industry in China, attracting thousands of participants from every segment of the mobile entertainment ecosystem.

We provide most of these services free of charge to create value for the mobile entertainment ecosystem, while we receive indirect benefits that we believe outweigh our costs, especially in the long term. We attract and retain a large group of developers that are loyal to our community. Their contributions help us optimize our Cocos engines, which enhances our game development business. When high quality game developers look for publishers, many of them pick us as their first choice, which further benefits our game publishing business. For example, when Brave Frontier was developed, our engine team not only assisted the developers of the game in addressing their questions on using the Cocos engines, but also shared source codes with them and helped them with game localization. We believe our expertise in the Cocos engines and our assistance to the developers accelerated the development process and lowered the development costs of Brave Frontier, which allowed the game to be launched ahead of schedule. We believe that the developers of Brave Frontier and other developers chose us to publish their games due to our expertise in the Cocos engines and other development solutions, as well as the good relationship we established with the developers through providing our development solutions. We have also established our brand and built a good reputation among the developers and users, which lowers our sales and marketing costs.

Our Content Development Business

Our Games

Leveraging our integrated mobile platform and creative in-house mobile content developers, we are able to establish ourselves as one of the leading independent mobile game developers in China, according to iResearch. The strong feedback loop and close collaboration between our in-house game developers and engine developers allow us to unleash the full potential of the powerful game engines and develop high quality games.

We have a game portfolio of 121 mobile games as of March 31, 2014. Our games span a number of genres, with a primary focus on casual games. We have built a strong game development and operation team and a broad game player base, accumulated valuable technical know-hows and established mobile game development and operation infrastructure. We are one of the early movers in China in developing and operating mobile games, and have been able to capitalize on the tremendous growth opportunities in the mobile game market.

We equip our games with appealing social and other functions for mobile users to engage in during work breaks, in transit and at other sporadic times throughout the day. We provide attractive in-game features that target players with different interests, preferences and skill levels and help them connect with friends. These efforts, combined with our leading technology infrastructure, data analytics and dedicated customer service, have enabled us to continuously optimize our games to provide superior player experience and foster an engaging player community.

We attract a community of players who are demographically and geographically diverse. Most of our games are free to play, which helps us accumulate a large player base efficiently. We generate revenues when players purchase virtual items that enhance their in-game experience or unlock new levels or themes, and also through the in-game advertisements we place.

As of March 31, 2014, the Fishing Joy Series attracted 359.6 million aggregate activations, with an average DAUs of 6.5 million and an average MAUs of 36.3 million, for the quarter ended March 31, 2014. It generated gross billing of RMB407.0 million in 2013 and RMB131.0 million (US$21.1 million) in the three months ended March 31, 2014, which amounts to an average monthly gross billing of RMB33.9 million for 2013, and RMB43.7 million for the three months ended March 31, 2014. The Fishing Joy Series was the number three game in China in 2013 as measured by gross billing, according to iResearch. We licensed , the Chinese trademark for our Fishing Joy Series, on an exclusive and global basis from a third-party game developer who applied for the registration of this trademark ahead of us. The term of such license is five years after the registration date of “ ” and the agreement may be automatically renewed for another five years unless any party objects. The licensing fee for this arrangement is RMB150,000 per year to be separately deducted from fees accrued in other cooperative arrangement between the parties. However, we were made aware that the registration of the Chinese trademark has not yet been granted and is currently subject to third-party contest.

Below is a brief description of some of our leading games and recently launched new games:

Genre: Casual Platforms: iOS, Android, Windows Phone 8 Initial Launch: July 2011 Languages: English, Spanish, Simplified Chinese, Traditional Chinese and Japanese

Fishing Joy I ( I)

In Fishing Joy I, players are able to have a deep-ocean experience catching different species of fish and creatures. Players can aim and shoot nets to catch fish and earn gold coins. There are different cannons to choose from in size and range, with large nets designed for large prey and costing more coins. The game features deep-sea graphics, music and sound effects that are intended to create enjoyable and pleasant player experience. Fishing Joy I offers 15 varieties of colorful sea creatures, and an aquarium mode. Players can share their scores and screenshots on Facebook, Twitter and Sina Weibo.

Genre: Casual Platforms: iOS, Android Initial Launch: May 2012 Languages: English, Spanish, Simplified Chinese, and Traditional Chinese and Japanese

Fishing Joy II ( II)

After Fishing Joy I’s tremendous success, we released Fishing Joy II—Caribbean Treasure in 2012 by combining Fishing Joy I’s casual gaming style with redesigned graphics, new weapons, and improved monetization model.

Fishing Joy II allows players to add more weight to each shot by using multipliers to make the game more exciting and competitive. Players are also provided with chances to access mini-games and receive more rewards. Players of Fishing Joy II may choose from four scenes for a varied and entertaining experience.

Genre: Puzzle Platforms: iOS, Android Initial Launch: November 2013 Languages: English, Simplified Chinese and Traditional Chinese

Where’s My XiYangYang? ( )

Where’s My XiYangYang is jointly developed by our ATH studio and Disney Mobile. It is based on Disney Mobile’s hit game Where’s My Water?

In the game, friends of XiYangYang are trapped by a fire. Players need to use the touch screen on their devices to dig through the dirt and redirect the water toward an inlet leading to XiYangYang’s fire hose, so that he can rescue his friends. Occasionally, the water must be routed through other pipes or must interact with machines in order to open up a route to the inlet. Players can earn higher points by using shorter amount of time to complete the levels, by collecting all the three bells scattered around each level and by delivering more water to XiYangYang’s fire hose.

Where’s My XiYangYang was launched in November 2013, and became the number one top grossing game application on iOS App Store in China within one week after launch.

Our Self-developed Game Pipeline

We have continually launched new popular games while maintaining the popularity of our existing games. As of the date of this prospectus, we have at least seven self-developed games in the pipeline for launching by the end of 2014, covering multiple genres from casual games to hard-core RPG games to cater to the demands of different game players.

Our Content Development Teams and ATH Studio

We have strong in-house game development capabilities. We have 10 in-house game development teams, including our Art, Technologies & Humanities Design Studio, or the ATH Studio, which focuses on developing mobile content leveraging established intellectual property rights.

Our game development teams includes software programmers, design staff and game architects, who work together closely to formulate game development plans, design game styles, characters and game settings, develop software modules, and conduct ongoing optimization of the games. We had approximately 340 game developers as of March 31, 2014, many of whom have extensive online game industry experience.

The ATH Studio joined our company in May 2012. This team collaborates with global entertainment content leaders, including Disney Mobile, and leverages established intellectual property to introduce innovative and appealing content to our players. For example, we jointly developed Where’s My XiYangYang ( ), featuring characters from the XiYangYang franchise ( ), a highly popular cartoon series in China whose global distribution right is currently owned by Disney. Where’s My XiYangYang became the number one top paid game on iOS App Store in China within one week after launch.

Our Development Process

We have a systematic game development process for developing mobile games. Our game development process can be divided into five general stages, as set forth below:

•	Concept Generation. Our in-house game developers are encouraged to propose new game ideas, and carry out their ideas without much interference from management at an early stage. When generating ideas, they look into the current trends in player preferences, game monetization and other factors based on their experience and data analytics results. They then conduct a feasibility analysis of their ideas and, if satisfactory, draft proposals that detail various aspects of a game, including preliminary story lines, characters, cost estimates and target demographics. We provide adequate support and resources to all our teams to develop their concepts into detailed proposals.

•	Committee Review. The proposals are then submitted to the review committee for their review. The committee consists of management members, and department and team leaders. The committee decides whether to (1) allow the game to proceed to the next step, (2) send the game back to our development teams for revisions or (3) cease development of the game.

•	Idea Implementation and Game Development. Once a proposal is approved by the review committee, the developers implement their ideas and develop the games. At the development stage, we integrate the creative talents of our programmers, architects, artists and designers who determine the story, style and design of a game and define the game settings. Meanwhile, our programmers develop mobile application-end software modules.

•	Testing. Once a version of a game is available, we perform internal testing, closed beta testing and then open beta testing before launch, in order to identify any technical issues or bugs. Open beta testing usually takes two to three months, which is intended to achieve consistency, stability and reliability of a mobile game in an open market environment. We also test our games by publishing trial versions through selected distribution channels to collect sample data so that we can analyze these data and further improve our games before official launch.

•	Launch and Ongoing Developments. After a game passes all testing, we officially launch it. Our game operating team will continue to track relevant data, and continue to maintain and optimize the game as necessary.

Game Enhancement and Modification

We update our games frequently with innovative content and engaging features to increase interactivity, enhance player engagement and improve monetization. Our updates may include new territories, themes, tasks, characters, virtual items and other enhanced features.

We analyze the data generated by our players’ game play and social interactions to guide the development of updates and also consider player tastes and preferences and evolving market trends. We update our games frequently. We believe that frequent updates can effectively boost player interest and enhance their game experience, which maintains player loyalty, increases player stickiness and extends the lifespan of our games.

In addition, we localize games originally developed for one market for distribution in other markets. We also help developers modify their existing games for different mobile operating systems.

Our Game Publishing Business

We license top ranked games across different genres, from leading global and regional content providers. Out of the top four games in China in 2013 in terms of gross billing, we published three of them.

We have established a broad distribution and marketing network, consisting of more than 300 distribution channels and mobile carriers. We published 20 self-developed and 101 licensed third-party mobile games as of March 31, 2014. Among the 101 licensed mobile games, we have exclusive publishing rights for 84 games. Our key content providers include Disney, Konami, Gameloft, Fincon, Locojoy and Yinhan.

Revenue generated from licensed games increased from RMB19.4 million in 2012 to RMB138.7 million (US$22.9 million) in 2013 and to RMB100.4 million (US$16.2 million) in the three months ended March 31, 2014, accounting for 25.3%, 25.0% and 42.3% of our total revenues during the respective periods. Our top licensed games vary each year. We generated limited revenues from licensed games in 2011. Our top licensed game was Warring States ( ) in 2012 and Chaos Fighters ( ) in 2013 and the three months ended March 31, 2014. In 2012 and 2013, we generated 20.9% and 2.3% of our total revenues from Warring States and nil and 7.2% of our total revenues from Chaos Fighters, respectively.

Below is a brief description of some of our leading licensed games:

I am MT Online ( MT Online) Genre: Card Platforms: iOS, Android Languages: Simplified Chinese and Traditional Chinese

I am MT Online is a card game developed by Locojoy. It was adapted from I am MT, a popular animated web cartoon. In the game, players collect cards and build strong armies together with their friends, then use them to conquer dungeons, defeat powerful bosses, and obtain stronger cards.

I am MT Online was ranked as the number one game in China as measured by gross billing in 2013, according to iResearch.

Space Hunter ( ) Genre: Action Platforms: iOS, Android Languages: Simplified Chinese and Traditional Chinese

Space Hunter is a 3D action game developed by Yinhan. Players can choose their characters from seven professions, each having their own special skills and magic, and then control their characters to fight with each other.

Space Hunter was the number four game in China as measured by gross billing in 2013, according to iResearch.

Hello Hero ( ) Genre: RPG Platforms: iOS, Android Languages: English, Simplified Chinese and Traditional Chinese

Hello Hero is a 3D RPG game developed by Fincon, a top Korean game developer, and had achieved many successes, especially in Korea and Japan. We obtained an exclusive right to publish the game in China.

In Hello Hero, players can choose from 280 different heroes, train their heroes to achieve better skills, and team up with their friends to defeat bosses and save their galaxy.

Hello Hero became the number one top paid iOS game in China within six hours since we launched it on iOS on December 18, 2013, and made to the top 10 top grossing list within one week after its launch.

Chaos Fighters ( ) Genre: RPG Platforms: iOS, Android Languages: English, Simplified Chinese, Traditional Chinese and Korean

Chaos Fighters is a turn-based RPG game developed by Xiamen Motu, and we have an exclusive right to publish the game.

In Chaos Fighters, players can train their characters to learn different special skills, obtain various items to strengthen their abilities, and team up with their friends to explore the world. Players can also collect and raise pets, and have pets help them during fights.

Chaos Fighters was ranked by Baidu as one of the ten most popular mobile games in China in 2013.

Qin’s Moon ( ) Genre: Card RPG Platforms: iOS, Android Languages: Simplified Chinese and Traditional Chinese

Qin’s Moon is a 2D turn-based card RPG game developed by Shanghai Dream Network Technology, and we have an exclusive right to publish the game.

Qin’s Moon is based on a renowned animation with the same name. It brings players back to the Qin Dynasty to experience the romantic and glorious heroic era illustrated through the rich Chinese graphic styles. Players can interact with their friends and collect cards representing their favorite characters, rebuild the castle, and accomplish their ultimate goal of overthrowing the oppressive Qin regime.

We launched Qin’s Moon on the Android platforms on February 21, 2014, which set the record of first-day gross billing upon launch on 360 Mobile Assistant and SnapPea platforms. We subsequently launched its iOS version on March 27, 2014 and it became the number three top free iOS game in China on the first day of launch and the number eleven top grossing game in approximately two weeks after its launch.

Licensed Games Pipeline

As of the date of this prospectus, we have entered into agreements to publish at least 18 additional licensed games by the end of 2014.

Content Selection

When selecting games to license, we primarily focus on RPG games with a secondary focus on casual games, and also consider whether such games complement our own portfolio. In order to identify suitable games for us to publish, members of our team play every major mobile game in the market, as well as many relatively less-known games. We spend a sufficient amount of time in each game we trial-play to ensure that we understand the games, and then score the games based on a number of different criteria. We evaluated over 500 games in 2012, and over 2,000 games in 2013. We also analyze the developers of those games and consider a wide array of factors including user traffic, user base, target market and publication platforms. Due to the strong cross-platform capability of Cocos engines, our content sources for publishing are not limited to mobile games. We also consider popular webgames and client-based games and cooperate with the original developers to port them to mobile platforms.

As a large number of popular mobile games are developed with Cocos engines and technical assistance from our engine maintenance team at the development stage, we have an early access to mobile content, which enables us to assess and identify popular games with potential to succeed. We have the operational expertise and localization capabilities to help game developers design features tailored to local mobile players’ preferences and improve user engagement and monetization. We have built a broad and efficient distribution network, including substantially all leading mobile application distribution channels in China, which enables us to reach a large player base within a short period of time.

Arrangements with Content Developers

For each licensed game we publish, we enter into a game publishing agreement with the game developer. We generally pay a certain upfront fee or a minimum guarantee fee, ranging from RMB0.3 million (US$50 thousand) to RMB6.0 million (US$1.0 million), to the game developers, and then share the gross billing generated from our licensed games with game developers pursuant to the sharing percentage provided in the agreements. Generally, approximately 30% to 50% of the net billing generated from our licensed games after deducting distribution and other expenses is distributed to the game developers, and approximately 50% to 70% is distributed to us as game publishers.

Our Publishing Network

We have built a broad and efficient publishing network, including substantially all leading mobile application distribution channels in China. According to iResearch, the mainstream distribution channels such as 360 Mobile Assistant, 91Wireless, UCweb and SnapPea, together have a penetration rate of over 60% among mobile game users.

We believe our high-quality content portfolio, established brand name and proven success in game development and operations helped us attract these distribution channels, as well as their commitment to prioritize their resources in distributing and promoting our games.

We publish games on all the following distribution channels, which allow us to reach a broader user base within a short period of time:

Application Stores and Mobile Portals. Our games are available on iOS App Store, and also on application stores of Android-based game distributors such as 360 Mobile Assistant and 91Wireless. In addition, we utilize mobile portals such as PP Assistant. We share a certain percentage of the proceeds we receive through games offered on the application stores and through mobile portals.

Digital Devices Manufacturers and Retailers. We cooperate with certain manufacturers and retailers including Samsung and Lenovo, and pre-install our games on their selected smartphones and tablets. With the popularity of our games, in September 2013, Xiaomi, a leading mobile internet company in China, started pre-installing our self-developed games on their television set-up boxes.

Mobile Carriers. We have established a comprehensive business cooperation relationship with China Mobile, the largest mobile carrier in China for content distribution, payment solutions and game promotions. We were a top-grossing casual game content provider on China Mobile’s network in 2013. As one of the few mobile game developers recognized by China Mobile as a “Grade A Business Partner,” we have been allocated more marketing resources and services by China Mobile. For example, they would give greater prominence to our games in search results and on page displays, and would expedite the approval and launch process for our games on their application store. We have been granted access to fee-collection codes from China Mobile, which enables us to collect proceeds directly through China Mobile, without having to use service providers as intermediaries. We distribute our games to players over China Mobile’s network and on its platform, and receive technical support, customer support and user data from China Mobile. In exchange for providing these services, China Mobile keeps a portion of the proceeds it collects from our game players for the use of its network and platform. We also pre-install our games on selected models of smartphones sold by China Mobile. Besides China Mobile, we also work closely with China Telecom and China Unicom under similar arrangements.

Other Smaller Distribution Channels. We also established and maintained close relationships with many other smaller distribution channels. Such channels, albeit small in size, can contribute a large amount of players when added together. Thanks to our strong development team and our easily adaptable engines, we are able to develop SDKs that are tailored to each of the small channels quickly, enabling us to distribute our content on a large numbers of channels within a short period of time.

Agreements with Distribution Channels

We pay distribution fees to distribution channels pursuant to the percentages provided in our agreements with the distribution channels. For iOS games, Apple shares a fixed 30% of the gross billing, and we share the remaining 70%. For Android distribution channels, the percentages vary, depending on the scale of each distribution channel. Distribution channels typically share 30% to 50% of the gross billings generated from our games distributed through their channels (after deducting fees charged by payment channels), and mobile carriers typically share 30% to 40% of the gross billing generated from our games distributed through their application stores.

Payment Channels

We provide efficient, convenient and secure payment solutions to offer our players a hassle-free payment experience.

Mobile Carriers. Working with major mobile carriers, we designed an integrated payment solution that enhances our players’ payment experience. When our players want to purchase virtual items, they do not need to input their account numbers and passwords, as what they would need to do if they choose the payment system of an application store or a third-party payment system. All they need to do is click the “charge to my phone bill” button. With two simple clicks, players are able to make the payments, which will then be charged to the players’ phone bills. We then collect payment from the carriers, with the carriers retaining an agreed percentage of the total billing, as defined in the cooperation agreements we entered into with the carriers. This payment method is especially convenient when players want to make small purchases and is particularly suitable to casual and mid-core games. To ensure account safety, we set per-transaction and per-day upper limits for this payment method, and require the players to click the button twice, to minimize payment caused by user error. We are also exploring other payment methods that could further enhance our users’ payment experience. For example, we are currently working with China Mobile to offer monthly subscription services which would allow our users to enjoy mobile entertainment for a fixed monthly fee, regardless of the amount of data usage generated.

Third-party Payment Systems. Our players can also use third-party payment systems such as AliPay, UnionPay and Yeepay, to make payments. We enter into agreements with third-party payment system service providers, and they make their payment channels available in our games.

Payment System of Application Store. Our players can use the payment systems provided by the application store (such as the iOS App Store) to make purchases. We then collect payments from the application store, which share a percentage of the total billing.

Online Advertising Business

Because of the popularity of our games and the large user traffic we generate, the games themselves became valuable advertising platforms. We place different forms of advertisement such as banners or pop-up in some of our games, especially those casual games that attract a large player base, and either use them to promote other games we develop, or sell the advertising spaces to our customers. Leveraging our strong data analytics abilities, we analyze the user traffic generated by games, such as gender, age, spending behaviors and preferences, and determine the most suitable content and form of advertisements to be presented to each type of users. In addition, we also acquire third-party in-game advertising resources for our online advertising business. We design different forms of advertisements on a game-by-game basis, considering various factors such as the nature of the games and the average time commitment by players, so as to optimize the effectiveness of the advertisements, while minimizing player experience interruption.

We generate online advertising revenues primarily from sales of different forms of advertising services. We enter into cost-per-click, or CPC, cost-per-activation, or CPA, and cost-per-mille, or CPM, arrangements for promoting applications, under which we bill our customers based on the volume of end users who click the advertisement for CPC arrangements, who click and activate the application for CPA arrangements and based on the number of times the advertisement display for CPM arrangements. We also enter into pay-for-time contracts, under which we bill our customers based on the period of time to display the advertisements.

Revenue generated from our online advertising business increased significantly over the years, from RMB1.5 million in 2011 to RMB7.0 million in 2012 to RMB8.2 million (US$1.3 million) in 2013 and to RMB4.8 million (US$0.8 million) in the three months ended March 31, 2014. Our advertising customers vary from time to time, and we do not materially rely on any particular advertising customer. We generate advertising revenues primarily from advertisers directly.

Game Operations and Customer Services

Since our inception, we have committed to creating a player-centric game environment that offers a superior gaming experience. We provide appealing game design, settings and functions, all presented in easy-to-use interfaces.

Before each game is published, our operations team reviews the game to improve its monetization potential, install the SDK and other technical and payment interfaces. For overseas content developers, our operations team works closely with them to localize their products, designing features that are tailored to local players’ preferences. Due to the storage limits on mobile devices, we try to limit the size of each game to less than 100 megabytes and make it user-friendly for mobile devices.

After the games are published, our game operation team manages the games’ virtual communities on an ongoing basis, by closely collaborating with our other teams. For example, they analyze players’ behavior together with our data analytics team, study players’ feedback with the help of our customer service team, and then design suitable operating strategies and cooperate with our game development team to make necessary changes or updates, or organize in-game promotional events, such as promotions in connection with holidays, to enhance player participation, boost player interest and introduce players to additional game features.

We strive to provide high-quality customer service to our game players. Our players can access our customer service center via toll-free phone calls, instant messaging and dedicated online discussion forums. Our services include addressing problems in adding points to accounts, retrieving forgotten passwords and recovering lost accounts, virtual items and in-game characters, and answering other game-related questions. We also investigate and address player-reported irregularities in game operations.

To enhance customer experience, we also create a dedicated webpage that provides detailed game information for each game we publish as well as a forum for players to share their gaming experience and communicate with each other. Players can also reach us at our accounts on social media, such as Sina Weibo and WeChat, to seek game assistance and guidance to address their questions. We also plan to organize offline events and set up game experience centers for our game players.

In addition, our representatives collect player feedback, which in turn helps us to design changes, updates and enhancements for our games. As of March 31, 2014, our dedicated customer service team included 114 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand our customer service team.

Technology and Infrastructure

Data Analytics

We believe data analytics are crucial to ensuring game quality, delivering superior player experience and optimizing monetization potential of our games. Our sophisticated data analytics enable us to continuously enhance our games and improve player experience.

Using our cloud-based analytics infrastructure, we track and analyze the in-game performance and behavior of our players on a regular basis. We collect and analyze a wide array of data from our game players, such as player demographics, preferred playing time, in-game activity levels, purchasing patterns, receptiveness of promotional activities, and so forth. We then perform comprehensive correlation analyses between our game contents and player behavior to generate insights into player preferences. For example, we track the price and popularity of each virtual item we launch, which enables us to determine the optimal pricing of our virtual items and to accurately forecast expected demand for other virtual items.

Through evaluation and analysis of such data, our game development team is able to design virtual items that are most appealing to players, to adjust the difficulty levels so as to attract and retain players, and to design more popular themes and features and thereby extend the lifespan of games. Such data evaluation and analysis can also assist customer service team to anticipate the difficulties our players may face and to address them more efficiently, enhancing player satisfaction and loyalty; it also enables our marketing team to have a better understanding of the effectiveness of our marketing activities and to select useful marketing platforms and design effective promotional activities.

Our Infrastructure and Technology Support

Our diversified mobile entertainment portfolio and large player base are supported by a network infrastructure that is fast, stable and secure. We maintain enough servers, most of which are located in third-party internet data centers. We maintain sufficient bandwidth capacity to support the smooth and stable operation of our games in the event of sudden increases in player activity, and even during attacks by cybercriminals.

Our network infrastructure is constantly monitored by an automatic operation and maintenance system, which automatically repairs common technical glitches and alerts our IT team immediately in the event of unusual technical difficulties. Our network infrastructure is also closely administered both by our IT team and our data center service providers 24 hours a day, seven days a week. We utilize high-availability clusters comprised of groups of servers to provide sufficient redundancy and ensure continued services. When one group of servers experiences technical difficulties, the data flow will switch to other groups of servers, thus minimizing lag or other negative impact on our players. In addition, we frequently update our game servers to ensure the stability of our operations.

Marketing

We acquire most of our players primarily through advertisements, online application stores, partnership with mobile network carriers and handset pre-installation.

We place online advertisements for our games from time to time, through advertisement platforms such as AdWorld. Depending on the needs and the stage of game launching and publishing, we use a combination of different advertising resources and methodologies. We generally place performance-based (such as pay-per-click or pay-per-activation) advertisements. We also select suitable partners and exchange advertising spaces with them. For example, by placing advertisements for our partners’ less-known games on our hit games such as the Fishing Joy series, in exchange for them placing advertisements for our relatively less-known games, on their most popular games. In this way, we can further leverage our successful games, and lower our marketing costs.

In addition to advertising our games, we devote marketing resources to our own Chukong brand to increase the public awareness of our company, especially among game players and developers. We also place offline advertisements such as TV and subway advertisements, which allow us to reach an even broader user base. We monitor and analyze the effectiveness of our marketing efforts real-time in order to optimize the effectiveness of our marketing and promotion activities. As we expand, we intend to strengthen our marketing efforts and place more advertisements for our mobile entertainment content and our company.

Competition

The mobile entertainment market is highly competitive and fragmented, with increasing competition in recent years.

Our Cocos engines compete with other game engines, such as Unity 3D, Flash AIR, and Unreal. According to iResearch, Cocos2d-x game engine which we develop and maintain was the most adopted engine among the 100 Top Grossing games on both iOS and Android in 2013 in China, United States and Taiwan.

We believe that the key advantage of Cocos engines is its open-source infrastructure and the huge developer community it attracts. With the contributions of developers from all over the world, Cocos engines are constantly evolving at a rate much higher than that of proprietary engines. We are developing an advanced version of Cocos engine to support 3D game development. We anticipate that the competition between us and other engine providers will become fiercer in the foreseeable future.

As a mobile entertainment content provider, we compete with other content providers, especially with other mobile game developers, such as Zynga, EA and Gree. As a mobile entertainment content publisher, we compete against other publishers, such as Tencent and Shanda Games. As a mobile entertainment platform, we compete against other platforms such as Tencent.

For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive industry and compete against many companies and other entertainment sources. If we are unable to compete successfully, our business prospects and results of operations may be materially and adversely affected.”

Intellectual Property

Intellectual property is essential to our business. We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-compete, confidentiality and license agreements with our employees, business partners and others to protect our intellectual property rights. We generally require our employees and independent contractors to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works.

As of the date of this prospectus, we have:

•	27 registered trademarks in China, in various categories. In addition, we had 40 pending trademark applications in China;

•	21 software copyrights, each registered with the State Copyright Bureau of the PRC; and

•	19 registered domain names.

Most of our intellectual property rights are held by Chukong Technology, Xiamen Yaji or Chukong Beijing.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property, as discussed in “Risk Factors—Risks Related to Our Business and Industry—If we fail to protect our intellectual property rights, it could materially and adversely affect our business and results of operations”. Also, we cannot be certain that our products and services do not or will not inadvertently infringe upon valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business and Industry—We may be vulnerable to intellectual property infringement claims brought against us by others.”

Employees

As of March 31, 2014, we had 1,023 full-time employees, including 904 in Beijing. The following table sets forth the number of our employees by function as of March 31, 2014.

Operations	Number of Employees
Technology	182
Game production	340
Sales and marketing	283
Customer service	114
General and administration	104

Total	1,023

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our retention strategy, we are committed to offering employees competitive salaries, performance-based cash bonuses and employee incentives, including stock options. As a result, we have retained our core employees since our inception. In addition, developers are drawn to our game development environment and system, which are intended to facilitate innovation and free our employees to focus on game design. Furthermore, we encourage our current employees to refer exceptional applicants for employment opportunities with our company by paying bonuses for each hired referral.

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees. To date, we have not experienced any significant labor disputes.

Facilities

Our principal offices, housing most of our operations, are located on premises with a gross floor area of approximately 6,421 square meters in three office buildings in Beijing, China, under certain leases that expire on August 2014, March 2015, and October 2016. We also have leased space for our branch offices in Xiamen, China, Chengdu, China, Seoul, Korea and Menlo Park, California. We lease all of our premises from unrelated third parties.

We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

In January 2014, we received a complaint filed by two China-based companies, alleging that our Fishing Joy series infringed their brand name, artworks copyrights and software copyrights. In addition to monetary relief of RMB97.0 million (US$15.6 million), including damages, fees and costs, the plaintiffs also requested the court to permanently enjoin us from operating the Fishing Joy series games. These plaintiffs are Guilin Ligang Network Technology Co., Ltd. and Guangzhou Sealy Electronic Technology Co., Ltd. For the years ended December 31, 2011, 2012, 2013 and the three months ended March 31, 2014, we derived 74.1%, 61.8%, 73.4% and 55.2% of our total revenues from the Fishing Joy series, respectively. In 2011, 2012, 2013 and the three months ended March 31, 2014, mobile game gross billing generated by the Fishing Joy series accounted for 90.0%, 62.3%, 53.8% and 35.8% of our total mobile game gross billing. The plaintiffs are engaged in arcade game development and operation in China, while we are engaged in the mobile game business. On March 6, 2014, Guilin Municipal Intermediate People’s Court of Guangxi Zhuang Autonomous Region dismissed our motion to dismiss for lack of jurisdiction, and we appealed such decision on March 24, 2014 to the Higher People’s Court of the Guangxi Zhuang Autonomous Region. We do not expect to receive a ruling on the motion to dismiss in the near future, and it is difficult to predict when the final ruling on this lawsuit may be issued. While we believe that these claims of infringement asserted against us in the present litigation are without merit and intend to vigorously defend the action, we cannot assure you that this lawsuit ultimately will be resolved in our favor. See “Risk Factors—Risks Related to Our Business and Industry—A lawsuit has been filed against us with respect to our Fishing Joy series and an adverse resolution of this lawsuit would materially and adversely affect our business, financial condition and results of operations.”

REGULATIONS

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and the information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The value-added telecommunications services operating license, or VATS License, are further categorized into trans-regional VATS License and VATS License for operation within a specific region. For a holder of a trans-regional VATS License, it is required to set up its subsidiaries or branches at relevant administrative regions according to the requirements of the VATS License, and file its trans-regional VATS License with each local branch of the MIIT of the regions where it has operation. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial Internet information services operators shall obtain a value-added telecommunications license for Internet information services, or ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. The holder of an ICP License is allowed to conduct internet information services nationwide. The ICP License has a term of five years and shall be renewed within 90 days before expiration.

On July 10, 2006, the MIIT issued The Notice of Adjustment and Unification of Short Message Service Access Code, or the Short Message Service Notice, under which the short message service providers include the value-added telecommunications services provider and basic telecommunications services provider that operate short message service. The access code used within the boundary of one province, autonomous region or municipality shall be applied with local communications authorities and the access code used across several regions, with the MIIT, for the License of Using Short Message Service Access Code.

Two of our consolidated affiliated entities, Chukong Technology and Tiansheng Chengye, have a trans-regional VATS License for provision of information services through mobile networks, which will expire on January 30, 2018 and September 26, 2017, respectively. According to the requirement of these VATS Licenses, Chukong Technology and Tiansheng Chengye shall establish their respective subsidiaries or branches at each of six administrative regions as prescribed by MIIT. As of the date of this prospectus, Tiansheng Chengye is in the process of setting up its local subsidiaries or branches in such six administrative regions while Chukong Technology has set up subsidiaries or branches in four of these regions and is in the process of setting up subsidiaries or branches in the remaining regions. Chukong Technology also obtained an ICP License issued by Beijing Communications Administration on March 21, 2012, which is valid until October 14, 2015. Tiansheng Chengye has also obtained the License of Using Short Message Service Access Code issued by MIIT on August 27, 2013, which is valid until September 26, 2017.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunications business.

The latest version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from January 30, 2012, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business as well.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a VATS License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholder. The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license.

In light of the aforesaid restrictions, we rely on Chukong Technology and Tiansheng Chengye, our consolidated affiliated entities in China, to hold and maintain the licenses necessary to provide online game service and other value-added telecommunications services in China.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an internet information service provider to select, edit and process content or programs and to make such content or programs available on the internet for the public to read, use and download shall constitute an internet publication. The provision of online games is deemed an internet publication activity and therefore, an online game operator shall obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC. We are in the process of obtaining the Internet Publishing License.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guidance Catalog, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the MOC issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “Internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of operating Internet cultural products and related services is subject to the approval of the MOC or its provincial counterpart. The MOC issued the Circular on Implementation of the Newly Revised Interim Provisions on the Administration of Internet Culture on March 18, 2011, which provides that the authorities will temporarily not accept applications by foreign-invested Internet content providers for operation of Internet culture business (other than online music business).

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. Chukong Technology holds a valid Internet Culture Operation License that is valid through July 13, 2015.

The Online Game Measures also provides that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The online operation of imported online games shall commence only after the MOC has completed the censorship and approved the online games, and any material alteration of such online games shall be subject to prior censorship by the MOC. In regard to the domestic online games, the procedures for the filing of records of such games must be conducted with the MOC within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games. As of the date of this prospectus, ten of the domestic online games we are operating have been filed at the MOC with the remaining ones in process. Meanwhile, we are in the process of applying for the MOC’s approval or filing of the imported online games we offer.

In addition, online game business operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the SAPPRFT the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC’s overall administration, SAPPRFT is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. As of the date of this prospectus, we are still in the process of applying with the SAPPRFT for the approvals all of our games.

On September 28, 2009, the GAPP, the NCA and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Provisions of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-examination and approval of Online Games and the Approval and Examination of Imported Online Games, or the GAPP Notice. The GAPP Notice explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. The GAPP Notice reiterates that the SAPPRFT is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the SAPPRFT. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Relating to Our Corporate Structure—If PRC authorities determine that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Regulations on Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including, without limitation, mandatory corrective measures and fines.

Under the Virtual Currency Notice, an online game virtual currency transaction service provider means a business providing platform services relating to trading of online game virtual currency among game users. The

Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. It prohibits online game operators from distributing virtual items or virtual currency to players based on random selection through any lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice bans the issuance of virtual currency by game operators to game players through means other than purchases with legal currency. Any business that does not provide online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

In addition, the Online Game Measures further provide that (a) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (b) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (c) the storage period of online gamers’ purchase record shall not be shorter than 180 days from the date of last service received by the game user; (d) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. Pursuant to the Online Game Measures, virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-Fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on August 3, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

Regulations on Information Security and Privacy Protection

On December 28, 2000, the Standing Committee of the National People’s Congress introduced legislation for protection of the Internet security. The legislation prohibits use of the Internet that violates the PRC laws and regulations or damages the public security. It also prohibits dissemination of illegal or socially destabilizing content or leakage of state secrets through the internet, or infringement on trade secret or other legal rights and interests. According to the Regulations on Protection of Computer Information System Security issued by the State Council and effective as of February 18, 1994, the public security authorities are responsible for supervising, inspecting and guiding the Internet security protection work of the information system users and investigating and penalizing activities breaching the mandatory Internet security requirements.

On December 11, 1997, the State Council approved the Measures for Administration of Security Protection of Internet and Computer Information Network, and the measures took effect on December 30, 1997. The measures require internet service providers to provide reports of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect from March 1, 2006. The Internet Protection Measures require ICP operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

Regulations on Intellectual Property Rights

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005. The Administrative Measures on Software Products, issued by the MIIT in 2009, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Trademarks

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks, which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn”. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May, 2013 SAFE promulgated SAFE Circular No. 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In August 2008, SAFE promulgated SAFE Circular No. 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular No. 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi and converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi and converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used according to the approved business scope. Violations of the SAFE Circular No. 142 will result in severe penalties, such as heavy fines. Furthermore, SAFE promulgated in November 2010 SAFE Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of this offering to fund establishment of new PRC subsidiaries by Chukong Beijing to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Chukong Beijing, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the SAT, the SAIC, China Securities Regulatory Commission, or CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC’s approval is not required in the context of this offering because (a) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (b) we established our PRC subsidiary, Chukong Beijing, by means of direct investment other than by merger with or acquisition of PRC domestic companies, and no explicit provision in the M&A Rules classifies the respective contractual arrangements between Chukong Beijing and Chukong Technology, Beijing Wan’ai or Tiansheng Chengye, our variable interest entities and their shareholders, as a type of acquisition transaction falling under the M&A Rules. See “Risk Factors-Risks Related to Doing Business in China-Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and the trading price of our ADSs.”

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. Such PRC residents are also required to amend their registration or filing with the local branches of SAFE for the injection of equity interests or assets of an onshore enterprise into the offshore company, or the overseas funds raised by such offshore company or any other material change involving a change in the capital of the offshore company. PRC residents who are shareholders of SPVs that were established and which have completed their inbound investment before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Failure to comply with the registration procedures set forth in the SAFE Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We have requested PRC residents holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under the SAFE Circular No. 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under the SAFE Circular No. 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to the SAFE Circular No. 75. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect us.”

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or SAFE Circular No. 7, replacing the previous rules issued by SAFE in March 2007. Under SAFE Circular No. 7 and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted an employee stock option plan in 2011. Pursuant to this plan, we may issue options, restricted shares, restricted share units or other type of awards to our qualified employees and directors and consultants on a regular basis. After this offering, we plan to advise our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with SAFE Circular No. 7.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued Circular No. 82 on April 22, 2009. Circular No. 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular No. 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular No. 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

It remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe Chukong Holdings Limited or Chukong HK meets all the criteria provided by the implementing rules. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. If, however, the PRC tax authorities determine that Chukong Holdings Limited or Chukong HK is a “resident enterprise” for PRC enterprise income tax purposes, Chukong Holdings Limited or Chukong HK would be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. If we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

Moreover, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20% (or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-

driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular No. 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning the Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular No. 59. On December 10, 2009, the SAT issued SAT Circular No. 698. Both Circular No. 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular No. 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular No. 698 was not intended to apply to the purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that SAT Circular No. 698 is applicable to our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose, and we and our non-resident shareholders may be at risk of being required to file a return and being taxed under SAT Circular No. 698, and we may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we should not be taxed under SAT Circular No. 698.

Regulation on PRC Business Tax and VAT

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions. VAT is or will be applicable at a rate of 6% in lieu of business tax for the mobile games and online advertising services rendered by our PRC subsidiaries and consolidated affiliated entities, after the Pilot Program has been implemented in their respective region. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice, or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Funds effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Haozhi Chen	36	Chairman of the Board of Directors, Chief Executive Officer

Gary Guanqun Liu	35	Director, Chief Operating Officer

Elton Haotian Jiang	38	Director

Jennifer Zhengren Yan*	41	Director

Jenny Hong Wei Lee	41	Director

Steve Hon Tang	45	Director

Herman Yu**	43	Director appointee

Dongwei Yang**	44	Director appointee

Jimmy Lai	57	Chief Financial Officer

*	Ms. Yan will resign from our board, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
**	Mr. Herman Yu and Mr. Dongwei Yang have accepted appointments as our directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Haozhi Chen is our co-founder and has served as our chairman of the board of directors and chief executive officer since our inception. Mr. Chen has over a decade of experience in the operations and management of internet start-up companies. Mr. Chen co-founded Joyo.com, an e-commerce website which was sold to Amazon and became Amazon.cn and served as its general manager from November 1998 to March 1999; co-founded it168.com, a retail information and consumer review website specializing in computers and digital electronics and served as its general manager from March 1999 to June 1999; co-founded XCar.com, a retail information and consumer review website specializing in motor vehicles and served as its vice general manager from August 2002 to August 2006; co-founded Yeeyan.org, a website that translates English language articles into Chinese, and served as its general manager from September 2006 to May 2008; and co-founded SSSC.cn, an online marketplace for antiques and collectibles and served as its general manager from June 2008 to October 2009.

Mr. Gary Guanqun Liu is our co-founder and has served as our director and chief operating officer since our inception. Mr. Liu has over a decade of experience in the internet, mobile and wireless network services industry in China. Prior to co-founding our company, Mr. Liu served as a product director at Beijing Sensky, a mobile network solutions provider in China from 2004 to 2007 and then from 2008 to 2009. Mr. Liu served as a director of online marketing at Youku Tudou Inc. (formerly Youku.com Inc.), a leading video-sharing website in China from 2007 to 2008. Prior to that, he served as a product manager at Renren Inc., a leading social network website in China from 2002 to 2004. In 2008, Mr. Liu founded CocoaChina.com, which grew from an online forum for iOS-based content developers to the foundation of our community for mobile content developers.

Mr. Elton Haotian Jiang has served as our director since April 2011. Mr. Jiang is a managing director of Northern Light Venture Capital, or NLVC, an international venture capital firm. Mr. Jiang has served in a number of senior executive positions at NLVC since 2006. Mr. Jiang also serves as a director of a number of other companies invested by NLVC, including Shanghai Junmeng Internet Technology Limited, Happy Networks Limited, Talkingdata Group Holding Limited, and Iapppay Technology Ltd. Mr. Jiang received his bachelor’s degree in electronics engineering from Shanghai Jiao Tong University, and his master’s degree in investment management from Shanghai University of Finance and Economics. Mr. Jiang is a CFA charter holder.

Ms. Jennifer Zhengren Yan has served as our director since August 2011. Ms. Yan is a partner of Steamboat Ventures, a leading venture capital firm. She is also a director of Shangpin, an e-Commerce company. Prior to joining Steamboat Ventures in 2008, Ms. Yan served as a partner of Dragonrise Capital, a boutique financial advisory firm since 2006. Prior to that, she served as a director of business development at Motorola in Mountain View, California since 2000. Ms. Yan received her bachelor’s degree in economics from Wellesley College in 1995, and her MBA from Harvard Business School in 2000.

Ms. Jenny Hong Wei Lee has served as our director since August 2012. Ms. Lee is a managing partner of GGV Capital, a leading venture capital firm, and has joined GGV Capital since 2005. Ms. Lee is also a director of YY Inc., a Nasdaq-listed company and an operator of an online social platform; Pactera Technology International Limited, a Nasdaq-listed company and a leading China-based provider of outsourced information technology and research and development services; and 21Vianet Group, Inc., a Nasdaq-listed company and a leading China-based carrier-neutral internet data center services provider. Prior to joining GGV Capital, Ms. Lee served as a vice president of JAFCO Asia, a leading venture capital firm in the Asia Pacific region, since 2002. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995 from Cornell University. Ms. Lee also received an MBA from the Kellogg School of Management at Northwestern University in 2001.

Mr. Steve Hon Tang has served as our director since October 2013. Mr. Tang has been an investment professional in China’s VC/PE industry since 2009. Prior to that, Mr. Tang served as a vice president at iSoftstone Corporation, an NYSE-listed company and a leading IT outsourcing services provider. Before 2007, he served as an executive vice president at a social network company, 1000 Oaks Inc., now called Renren, which is also an NYSE-listed company. Prior to joining the internet company, Mr. Tang served as a general manager and vice president at an IT subsidiary of PCCW Limited, a company listed on the Hong Kong Stock Exchange. Mr. Tang received his bachelor’s degree in engineering from Rensselaer Polytechnic Institute in 1993, his master’s degree in engineering from Massachusetts Institute of Technology in 1995, and his MBA from the Kellogg School of Management at Northwestern University in 2000.

Mr. Herman Yu will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Herman Yu has served as the chief financial officer of SINA Corporation, a Nasdaq-listed company and a leading online media company in China, since August 2007. Prior to that, Mr. Yu served as SINA’s acting chief financial officer from May 2006 to August 2007 and as the vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, initially as the chief auditor and then as the corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently an independent director of Mecox Lane Ltd., a Nasdaq-listed e-commerce apparel and accessories company. Mr. Yu received his master of accountancy degree from the University of Southern California and his bachelor’s degree in economics from the University of California, Santa Cruz.

Mr. Dongwei Yang will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Dongwei Yang has served as a senior vice president of business development and marketing partnerships at NBA China since 2012. Prior to that, Mr. Yang served as a vice president at NBA Asia and as a managing director at NBA Asia from 2008 to 2012. Prior to that, he served as a director focusing on special international projects at NBA’s New York headquarters, from 2006 to 2008. Prior to joining NBA, Mr. Yang has also worked for Merrill Lynch Asia, where he consulted leading Chinese companies on corporate finance and led IPO processes for Air China. Mr. Yang is also a director of Mercedes-Benz Arena, a multi-functional arena in Shanghai, China. Mr. Dongwei Yang holds an MBA from the Wharton School at the University of Pennsylvania, a master’s degree and an MPA from the University of Texas, and a bachelor’s degree from Nankai University in China.

Mr. Jimmy Lai has served as our chief financial officer since August 2013. Mr. Lai is also an independent director of Sky-mobi Limited, a Nasdaq-listed company. Prior to joining us, Mr. Lai served as the chief financial officer of Gamewave Corporation, a leading webgame company in China from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a leading provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the New York Stock Exchange and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA in accounting from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Upon completion of this offering, our audit committee will consist of Mr. Herman Yu, Mr. Dongwei Yang and Mr. Elton Haotian Jiang and will be chaired by Mr. Herman Yu. Our board of directors has determined that Mr. Herman Yu and Mr. Dongwei Yang both satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Herman Yu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Upon completion of this offering, our compensation committee will consist of Ms. Jenny Hong Wei Lee, Mr. Herman Yu and Mr. Dongwei Yang and will be chaired by Ms. Jenny Hong Wei Lee. Our board of directors has determined that Ms. Jenny Hong Wei Lee, Mr. Herman Yu and Mr. Dongwei Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our three most senior executives and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Upon completion of this offering, our corporate governance and nominating committee will consist of Mr. Haozhi Chen, Ms. Jenny Hong Wei Lee and Mr. Steve Hon Tang and will be chaired by Mr. Haozhi Chen. Our board of directors has determined that Ms. Jenny Hong Wei Lee and Mr. Steve Hon Tang both satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointments to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the corporate governance and nominating committee itself;

•	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by a special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as a crime resulting in a criminal conviction, willful misconduct or gross negligence to our detriment, a material breach of the employment agreement or of our corporate and business policies and procedures, or providing services for other entities without our consent. We may also terminate a senior executive officer’s employment by giving one month’s notice or by paying a one-time compensation fee equal to one month’s salary in lieu of such notice under certain circumstances, such as a failure by such officer to perform agreed-upon duties or the impracticability of the performance caused by a material change of circumstances. A senior executive officer may terminate his or her employment at any time by giving one month’s notice or immediately if we delay in the payment of remuneration, fail to pay social security fees, or fail to provide the necessary working conditions for such officer.

Each senior executive officer has agreed to hold any trade secrets or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees to transfer to us all the intellectual property developed by such officer during his or her employment unless such intellectual property is not related to our business or the performance of any employment duties and has been developed by such officer solely with his or her own resources. If the officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to terminate his or her employment immediately and collect liquidated damages from such officer equal to twelve months’ salary for such officer. We may also require such officer to compensate us for our actual losses if the liquidated damages are insufficient to cover the loss.

Each officer also agrees to refrain from competing with us, directly or indirectly, for two years after his or her termination of employment, provided that we pay compensation equal to seven or twelve months’ salary to the officer during the restriction period.

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation incurred and payable to our executive officers as a group was approximately RMB2.0 million (US$0.3 million). Such amounts included contributions we made to such officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC laws, which totaled RMB0.3 million (US$50 thousand) in 2013. Our non-executive directors did not receive any cash compensation from us for the fiscal year ended December 31, 2013. For share incentive grants to our officers and directors, see “—2011 Global Share Plan and 2013 Share Incentive Plan.”

2011 Global Share Plan

In December 2011, we adopted our 2011 Global Share Plan, or the 2011 Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors, officers, consultants and to promote the success of our business. 7,142,850 ordinary shares are reserved for issuance upon the exercise of options granted pursuant to the 2011 Plan.

The following paragraphs summarize the terms of the 2011 Plan.

Plan Administration. The plan administrator is our board or a committee appointed by our board.

Awards. We may grant options or share purchase rights under the 2011 Plan. Each option shall be designated in the award agreement as either an incentive stock option or a non-statutory stock option. Each share purchase right may be designated as a Regulation S purchase right or as a share purchase right other than a Regulation S share purchase right.

Award Agreement. Awards granted under the 2011 Plan are evidenced by an award agreement. Each option or share purchase right shall be subject to all applicable terms and conditions of the 2011 Plan and may be subject to any other terms and conditions that are not inconsistent with the 2011 Plan and that the administrator deems appropriate for inclusion in an award agreement.

Exercise Price. The exercise price of an award of option shall be determined by the administrator in accordance with the 2011 Plan. The purchase price of a share purchase right shall be determined by the administrator in its sole discretion.

Eligibility. We may grant incentive stock options to our employees, directors or those of our related entities only. Non-statutory stock options may be granted to Regulation S options and Regulation S share purchase rights may be granted only to employees, directors and consultants of our company or a parent or a subsidiary of our company.

Term of the Awards. The term of each award grant shall be determined by the plan administrator and stated in the award agreement, provided that the term of incentive stock options shall not exceed 10 years from the date of grant. In the event of an incentive stock option granted to a grantee who, at the time the option is granted, owns shares representing more than 10% of the voting power of all classes of shares of our company or any parent or subsidiary of our company, the term of the incentive stock option shall be five years from the date of grant or such shorter term as may be provided in the award agreement.

Exercisability. Each award agreement shall specify the date when all or any installment of the option is to become exercisable. The plan administrator determines the exercisability provision in its sole discretion.

Transfer Restrictions. Shares issued upon exercise of an option or awarded or sold pursuant to share purchase rights shall be subject to such forfeiture conditions, rights or repurchase or redemption, rights of first refusal, and other transfer restrictions as the administrator may determine.

Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, an award may be exercised following the termination of employment or service to the extent provided in the award agreement.

Termination and Amendment of the Plan. Unless terminated earlier, the 2011 Plan will terminate automatically in 2021. The administrator has the authority to amend, suspend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no suspension or termination shall adversely affect any rights under awards previously granted.

As of the date of this prospectus, we have not granted any options to our directors and officers under the 2011 Plan, and other employees as a group held options to purchase 5,312,476 ordinary shares of our company under the 2011 Plan, with exercise prices ranging from US$0.10 to US$0.147 per ordinary share.

2013 Share Incentive Plan

In July 2013, we adopted our Share Incentive Plan, or the 2013 Plan, in order to further attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors, officers, consultants and to promote the success of our business. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the 2013 Plan will not exceed the sum of (a) 3,400,000 shares, plus (b) the number of any shares subject to stock options granted under the 2011 Plan and outstanding on the date on which the Company’s shareholders approve the 2013 Plan which expire, or for any reason are cancelled or terminated, after such date without being exercised. As of the date of this prospectus, 6,939,768 awards have been granted and outstanding under the 2013 Plan.

The following paragraphs summarize the terms of the 2013 Plan.

Plan Administration. The plan administrator is our compensation committee.

Awards. We may grant options, share appreciation rights, or SAR, or share awards under the 2013 Plan. Share awards shall include: (a) restricted shares awards or awards of unrestricted shares of common stock, share bonuses, performance shares, share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire ordinary shares, whether at a fixed or variable price or ratio related to the ordinary shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the ordinary shares and/or returns thereon.

Award Agreement. Awards granted under the 2013 Plan are evidenced by an award agreement that sets forth the terms for each award.

Exercise Price. The exercise of an option shall be determined by the administrator at the time of the grant and set forth in the applicable award agreement. In no case will the exercise price of an option be less than the greatest of (i) the par value of a ordinary share; (ii) in the case of an incentive stock option and subject to item (iii), 100% of the fair market value of a ordinary share on the date of grant; or (iii) in the case of an incentive stock option granted to any person who owns 10% or more of our voting power, 110% of the fair market value of a ordinary share on the date of grant. The base price per share of the ordinary shares covered by each SAR shall be determined by the administrator at the time of the grant of the SAR and set forth in the applicable award agreement. The purchase price per share of the ordinary shares covered by each Share Award at the time of grant of the Award. In no case will such purchase price be less than the par value of the Ordinary Shares. The purchase price per share of the ordinary shares covered by each Share Award shall be determined by the administrator at the time of grant. In no case will such purchase price be less than the par value of the ordinary shares.

Eligibility. We may grant awards to our employees, officers and directors or directors of our affiliates or any individual consultant or advisor who renders or has rendered bona fide services to us or our Affiliates. An advisor or consultant may be granted awards only if such person’s participation in the 2013 Plan would not adversely affect (1) our eligibility to rely on the Rule 701 exemption from registration under the Securities Act for the offering of shares issuable under the 2013 Plan by the Company, or (2) the Company’s compliance with any other applicable laws.

Term of the Awards. Each option and SAR shall expire not more than 10 years after its date of grant. A share award shall either vest or be repurchased by us not more than 10 years after the date of grant. No incentive stock option may be granted to any person who owns 10% or more of our voting power unless the exercise price of such incentive stock option is at least 110% of the fair market value of the shares subject to the incentive stock option and the incentive stock option by its terms is not exercisable more than five years after the date of grant.

Vesting and Exercisability. The vesting and/or exercisability provisions of each option or SAR (which may be based on performance criteria, passage of time or other factors or any combination thereof) shall be determined by the administrator and set forth in the applicable Award Agreement. The restrictions imposed on the ordinary shares subject to a restricted share award (which may be based on performance criteria, passage of time or other factors or any combination thereof) shall be set forth in the applicable award agreement.

Limit on Exercise and Transfer. Subject to certain exceptions, (i) all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (ii) awards shall be exercised only by the participant; and (iii) amounts payable or shares issuable pursuant to an award shall be delivered only to (or for the account of), and, in the case of ordinary shares, registered in the name of, the participant.

Termination of Employment or Service. If an award recipient’s employment by or service to us is terminated for cause, his or her option or SAR will terminate on his or her severance date as set forth under the 2013 Plan, whether or not the option or SAR is then vested and/or exercisable. If an award recipient’s employment by or service to us is terminated as a result of death or total disability: (i) the award recipient (or his or her personal representative or beneficiary, in the case of the award recipient’s total disability or death, respectively), will have until the date that is 6 months after his or her severance date to exercise the option or SAR (or portion thereof) to the extent that it was vested and exercisable on the severance date; (ii) the option or SAR, to the extent not vested and exercisable on the award recipient’s severance date, shall terminate on the severance date; (iii) the option or SAR, to the extent exercisable for the 6-month period following the award recipient’s severance date and not exercised during such period, shall terminate at the close of business on the last day of the 6-month period. If an award recipient’s employment by or service to us is terminated for any reason other than a termination for cause or because of the award recipient’s death or total disability: (i) the award recipient shall have until the date that is 30 days after his or her severance date to exercise his or her option or SAR (or portion thereof) to the extent that it was vested and exercisable on the severance date; (ii) the option or SAR, to the extent not vested and exercisable on the award recipient’s severance date, shall terminate on the severance date; and (iii) the option or SAR, to the extent exercisable for the 30-day period following the award recipient’s severance date and not exercised during such period, shall terminate at the close of business on the last day of the 30-day period. Notwithstanding the foregoing, in the event of, or in anticipation of, a termination of employment or service for any reason, the administrator may accelerate the vesting and exercisability of all or a portion of an award, and/or, extend the exercisability period of the option or SAR upon such terms as the administrator determines and expressly sets forth in or by amendment to the award agreement.

Termination and Amendment of the Plan. Unless terminated earlier, the 2013 Plan will terminate automatically in 2023. The administrator has the authority to amend, suspend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no suspension or termination shall adversely affect any rights under awards previously granted.

The following table summarizes, as of the date of this prospectus, the outstanding options and restricted shares we granted to our directors, executive officers and other individuals as a group under the 2013 Plan.

Name	Number of ordinary shares underlying options / restricted shares	Exercise price (US$/Share)		Date of grant	Date of expiration	Vesting schedule
Jimmy Lai	*	US$	0.77	October 21, 2013	October 20, 2023	(1)
	*		—	October 21, 2013	October 20, 2023	(1)
Other individuals as a group	5,839,768	US$	0.24 – US$1.03	—	—	—

*	Aggregate number of ordinary shares underlying options / restricted shares granted to this individual is less than one percent of our total outstanding share capital.
(1)	25% to vest on the first anniversary of grant, with the remaining to vest on a monthly basis for 36 months.

As of the date of this prospectus, other employees as a group held options to purchase 5,839,768 ordinary shares of our company under the 2013 Plan, with an exercise price of US$0.24 – US$1.03 per ordinary share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our preferred shares into ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	[each selling shareholder.]

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Class A ordinary shares being sold in this offering		Class A ordinary shares beneficially owned after this offering		Class B ordinary shares beneficially owned after this offering		Voting power after this offering
	Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)	%(5)
Directors and Executive Officers*:
Haozhi Chen(6)	22,500,000	15.5%
Gary Guanqun Liu(7)	22,500,000	15.5%
Elton Haotian Jiang(8)	34,260,743	23.7%
Jennifer Zhengren Yan(9)	18,278,541	12.6%
Jenny Hong Wei Lee(10)	18,085,593	12.5%
Steve Hon Tang(11)	11,159,948	7.7%
Herman Yu	—	—
Dongwei Yang	—	—
Jimmy Lai	**	**
All Directors and Executive Officers as a Group	126,784,825	87.6%

Principal [and Selling] Shareholders:
Directouch Group Limited(6)(12)	22,500,000	15.5%
Directouch Development Group Limited(7)(13)	22,500,000	15.5%
Northern Light Venture Capital II, Ltd.(8)(14)	34,260,743	23.7%
Steamboat Ventures V, L.P.(9)(15).	18,278,541	12.6%
GGV Entities(10)(16)	18,085,593	12.5%
Sequoia Capital 2010 CV Holdco, Ltd.(17)	12,941,173	8.9%
Brightfish Investment Ltd.(11)(18)	11,159,948	7.7%

*	Except for Mr. Elton Haotian Jiang, Ms. Jennifer Zhengren Yan, Ms. Jenny Hong Wei Lee and Mr. Steve Hon Tang, the business address for our directors and executive officers is 3A-20, Focus Square, 6 Futong East Avenue, Beijing 100102, PRC.
**	Less than 1% of our total outstanding shares.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after the date of this prospectus. The percentage calculations in this column assume that there are 144,725,998 ordinary shares outstanding immediately prior to the completion of this offering, including (i) 50,000,000 ordinary shares outstanding, and (ii) 94,725,998 ordinary shares convertible from our outstanding preferred shares based on the initial conversion ratio of 1-for-1, assuming the underwriters do not exercise their option to purchase additional ADSs.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares to converted, re-designated and sold by such person or group at the time of this offering, by the sum of , being the total number of Class A ordinary shares to be sold by us in this offering, assuming the underwriters do not exercise their over-allotment option.
(3)	The percentage calculations in this column are based on Class A ordinary shares outstanding upon the completion of this offering, including (i) Class A ordinary shares into which all of our outstanding preferred shares will automatically convert upon the completion of this offering, and (ii) ordinary shares underlying ADSs that are being sold in this offering to the underwriters, assuming the underwriters do not exercise their option to purchase additional ADSs.
(4)	The percentage calculations in this column are based on Class B ordinary shares outstanding immediately after the completion of this offering.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to 20 votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(6)	Represents 22,500,000 ordinary shares held by Directouch Group Limited, a British Virgin Islands company wholly owned by Mr. Haozhi Chen.
(7)	Represents 22,500,000 ordinary shares held by Directouch Development Group Limited, a British Virgin Islands company wholly owned by Mr. Guanqun Liu.
(8)	Represents 34,260,743 ordinary shares issuable upon the conversion of 17,857,150 Series A preferred shares, 8,095,960 Series B preferred shares, 7,822,418 Series C preferred shares and 485,215 Series D preferred shares held by Northern Light Venture Capital II, Ltd. Mr. Jiang is a director of our company appointed by Northern Light Venture Capital II, Ltd. The business address of Mr. Jiang is Unit 1702, Tower 2, Kerry Centre, 1539 Nanjing West Road, Shanghai 200040, PRC.
(9)	Represents 18,278,541 ordinary shares issuable upon the conversion of 13,636,364 Series B preferred shares, 3,671,747 Series C preferred shares and 970,430 Series D preferred shares held by Steamboat Ventures V, L.P. Ms. Yan is a director of our company appointed by Steamboat Ventures V, L.P. The business address of Ms. Yan is 222 Hubin Rd, Building 1, Suite 1002, Shanghai 200021, PRC.
(10)	Represents 18,085,593 ordinary shares issuance upon the conversion of (a) 14,225,712 Series C preferred shares and 2,850,843 Series D preferred shares held by the GGV Capital IV L.P., (b) 301,636 Series C preferred shares and 60,448 Series D preferred shares held by GGV Capital IV Entrepreneurs Fund L.P., and (c) 646,954 Series D preferred shares held by GGV CT Limited. GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., and GGV CT Limited are collectively referred to as GGV Entities. Ms. Lee is a director of our company appointed by GGV Entities. The business address of Ms. Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA.
(11)	Represents 11,159,948 ordinary shares issuable upon the conversion of 11,159,948 Series D preferred shares held by Brightfish Investment Ltd. Mr. Tang is a director of our company appointed by Brightfish Investment Ltd. The business address of Mr. Tang is 89 Jinbao Street, Jinbao Tower, Floor 12, Room 1209, Dong Cheng District, Beijing 100005, PRC.
(12)	The registered address of Directouch Group Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(13)	The registered address of Directouch Group Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(14)	Voting and investment power of the securities held by Northern Light Venture Capital II, Ltd. is held by the board of directors of Northern Light Venture Capital II, Ltd., which consists of Feng Deng, Yan Ke and Jeffrey Lee. The business address of Northern Light Venture Capital II, Ltd. is 2855 Sand Hill Road, Menlo Park, CA 94025, USA.
(15)	Steamboat Ventures V, L.P. is controlled by Steamboat Ventures Manager V, L.P., its general partner. John Ball, Perry Chui, Jennifer Zhengren Yan, Alex Hartigan and Liping Fan are members of the investment committee of Steamboat Ventures Manager V, L.P. and share the voting and investment power over the shares held by Steamboat Ventures V, L.P. The business address of Steamboat Venture V, L.P. is 3601 W. Olive Ave., Suite 650, Burbank, California, 91505, USA.
(16)	GGV Capital IV L.L.C. serves as the general partner of the GGV Entities. Hany Nada, Jeff Richards, Thomas Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, and Fumin Zhuo are managing directors of GGV Capital IV L.L.C. and share the voting and investment power over the shares held by the GGV Entities. The business address of GGV Entities is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA.
(17)	Represents ordinary shares issuable upon the conversion of 10,227,273 Series B preferred shares and 2,713,900 Series C preferred shares owned by Sequoia Capital 2010 CV Holdco, Ltd. Sequoia Capital 2010 CV Holdco, Ltd. is wholly owned by Sequoia Capital China Venture 2010 Fund, L.P., Sequoia Capital China Venture 2010 Partners Fund, L.P. and Sequoia Capital China Venture 2010 Principals Fund, L.P. (collectively “SCC 2010 Venture Funds”). The SCC 2010 Venture Funds’ general partner is SC China Venture 2010 Management, L.P. The general partner of SC China Venture 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. As such, Mr. Shen may be deemed to hold the voting and investment power over the shares held by Sequoia Capital 2010 CV Holdco, Ltd. The registered address of Sequoia Capital 2010 CV Holdco, Ltd. and its affiliates is Cricket Square Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(18)

Brightfish Investment Limited is wholly owned by New Horizon Master IV Investment Limited, which is in turn wholly owned by New Horizon Capital IV, L.P. New Horizon Capital IV, L.P. is controlled by New Horizon Capital Partners IV Ltd (GP), its general partner. New Horizon Capital Partners IV Ltd (GP) is wholly owned by Victory Summit Investments Limited, a company wholly owned by Pang

Kee Chan Hebert. As such, Mr. Pang may be deemed to hold the voting and investment power over the shares held by Brightfish Investment Ltd. The business address of Brightfish Investment Ltd. is Suites 1702-03, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

As of the date of this prospectus, none of our outstanding ordinary shares are held by any record holder in the United States and 14,527,348 Series C preferred shares and 3,558,245 Series D preferred shares are held by three record holders in the United States, representing 12.5% of our total outstanding shares. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuance.”

Shareholders agreement

We have entered into a shareholders agreement with certain of our shareholders. See “Description of Share Capital—Shareholders Agreement.”

Transactions with Our Directors, Executive Officers, Shareholders and Affiliates

On June 6, 2011, we issued convertible notes to Northern Light Venture Capital II, Ltd., or NLVC, for a cash consideration of US$500,000. On August 18, 2011, upon the issuance of Series B Preferred Shares, the convertible notes held by NLVC were converted into 1,277,778 Series B Preferred Shares with the principal amount of US$500,000 plus accrued interests of US$6,000. On December 23, 2013, upon the exercise of the Series A Warrants NLVC holds, we issued 3,571,450 shares of our Series A Preferred Shares to NLVC, for a consideration of US$0.3 million.

In 2012 and 2013, we received technical services in the amount of RMB0.4 million and RMB0.5 million, respectively, from Guangzhou Huolieniao Network Technology Co., Ltd., a PRC company in which we hold 20% equity interest. In addition, we also recorded content fees in the amount of RMB3.7 million and RMB1.1 million to Guangzhou Huolieniao Network Technology Co., Ltd in 2013 and the three months ended March 31, 2014, respectively.

In 2012, we received technical services in the amount of RMB2.0 million from Xiamen Yaji Software Co., Ltd., our consolidated affiliated entity.

In 2013 and the three months ended March 31, 2014, we recorded content fees in the amount of RMB24.3 million and RMB8.9 million, respectively, with respect to content provided by Xiamen Motu Network Technology Co., Ltd., a PRC company in which we hold 20% equity interest.

In 2012 and 2013, we recorded content fees in the amount of RMB0.5 million and RMB0.4 million, respectively, with respect to content provided by Fujian Zhangyou Technology Co., Ltd., a PRC company in which we hold 10% equity interest.

Employment Agreements

See “Management—Employment Agreements.”

Contractual Arrangements

See “Corporate History and Structure—Our Contractual Arrangements.”

Share Incentives

See “Management—2011 Global Share Plan and 2013 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our fourth memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 405,274,002 ordinary shares with a par value of US$0.000002 each, 17,857,150 Series A preferred shares with a par value of US$0.000002 each, 31,959,597 Series B preferred shares with a par value of US$0.000002 each, 28,735,413 Series C preferred shares with a par value of US$0.000002 each and 16,173,838 Series D preferred shares with a par value of US$0.000002 each. As of the date of this prospectus, there are 50,000,000 ordinary shares, 17,857,150 Series A preferred shares, 31,959,597 Series B preferred shares, 28,735,413 Series C preferred shares and 16,173,838 Series D preferred shares issued and outstanding.

We will adopt a further amended and restated memorandum and articles of association prior to the completion of this offering. This new memorandum and articles of association will become effective upon completion of this offering and will replace the current amended and restated articles of association in its entirety. Immediately upon completion of this initial public offering, our authorised share capital will be US$6,000 divided into 3,000,000,000 shares comprising of (i) 2,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each, (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.000002 each, and (iii) 800,000,000 shares of a par value of US$0.000002 each of such class or classes (however designated) as the Board may determine. All of our issued and outstanding ordinary shares will be re-designated as Class B ordinary shares, and all of our issued and outstanding preferred shares will automatically convert into              Class B ordinary shares immediately upon the completion of this initial public offering. Immediately upon the completion of this offering, there will be              Class B ordinary shares outstanding, representing         % of the total outstanding share capital and         % of the total voting power immediately after the completion of this offering (assuming the underwriters do not exercise the over-allotment option).

All ordinary shares to be issued in this offering or after the completion of this offering will be Class A ordinary shares.

The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect to become effective upon the closing of this offering.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. Each holder of our Class B ordinary shares is entitled to 20 votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 calendar days is required for the convening of shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate all or any of our share capital and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any authorized unissued shares.

Transfer of Shares. Subject to the restrictions set out in our memorandum and articles of association as listed below, our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and (e) a fee of such maximum sum as the NASDAQ Global Market may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed as determined by the liquidator with the sanction of an ordinary resolution of the shareholders.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by the board of directors.

Our company may also repurchase any of our shares (including any redeemable shares) in such manner and on such other terms as our directors may agree with the holder of such shares.

Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company is able to, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no share outstanding, or (c) if the company has commenced liquidation.

In addition, our company may accept the surrender of any fully paid share for no consideration. Any share redeemed, repurchased or surrendered may be cancelled or held as a treasury share.

Modification of Rights of Shares. All or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares, or by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Register of Members

Under Cayman Islands law, we must keep a register of members and include the following items:

•	the names and addresses of the members, and a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members shall be immediately updated to reflect the issue of shares by us to                  as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their names.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

History of Securities Issuances

The following is a summary of our securities issuance since our inception.

We were incorporated in the Cayman Islands on November 29, 2010, with an authorized share capital of US$100 divided into 100 ordinary shares with a par value of US$1.00 each. On April 15, 2011, we implemented a 10,000 for 1 share split. On August 18, 2011, we further implemented a 50 for 1 share split. Except as otherwise provided, all share and per-share information in this prospectus has reflected retrospectively both the April 2011 share split and the August 2011 share split.

Upon incorporation, we issued 22,500,000 ordinary shares to Directouch Group Limited, 22,500,000 ordinary shares to Directouch Development Group Limited and 5,000,000 ordinary shares to Directouch Success Partners Limited, for nominal consideration. These shares were beneficially owned by Haozhi Chen, Guanqun Liu and Fei Ma through their wholly owned companies as set out in “Principal [and Selling] Shareholders.”

In April 2011, we issued and sold a total number of 285,714 Series A preferred shares, for an aggregate price of US$1,200,000 to Northern Light Venture Capital II, Ltd, which were divided into 14,285,700 Series A preferred shares pursuant to a subsequent share split effectuated in August 2011. In addition, we granted Northern Light Venture Capital II, Ltd. a share purchase warrant to purchase up to 71,429 Series A preferred shares, amounting to an aggregate warrant price of US$300,000, which were divided into 3,571,450 Series A preferred shares pursuant to a subsequent share split effectuated in August 2011.

In August 2011, we issued and sold 31,959,597 Series B preferred shares for an aggregate price of US$14,006,000, including (i) 13,636,364 Series B preferred shares to Steamboat Ventures Holdings V, L.P. for an aggregate price of US$6,000,000; (ii) 10,227,273 Series B preferred shares to Sequoia Capital 2010 CV Holdco, Ltd., for an aggregate price of US$4,500,000; and (iii) 8,095,960 Series B preferred shares to Northern Light Venture Capital II, Ltd. for an aggregate price of US$3,506,000.

In August 2012, we issued and sold 28,735,413 Series C preferred shares for an aggregate price of US$17,999,999.19, including (i) 14,225,712 Series C preferred shares to GGV Capital IV L.P. for an aggregate price of US$8,911,053.57; (ii) 301,636 Series C preferred shares to GGV Capital IV Entrepreneurs Fund L.P. for an aggregate price of US$188,946.22; (iii) 3,671,747 Series C preferred shares to Steamboat Ventures Holdings V, L.P. for an aggregate price of US$2,299,999.76; (iv) 7,822,418 Series C preferred shares to Northern Light Venture Capital II, Ltd. for an aggregate price of US$4,899,999.79; and (v) 2,713,900 Series C preferred shares to Sequoia Capital 2010 CV Holdco, Ltd., for an aggregate price of US$1,699,999.85.

In October 2013, we issued and sold 16,173,838 Series D preferred shares for an aggregate price of US$50,000,000, including (i) 11,159,948 Series D preferred shares to Brightfish Investment Ltd for an aggregate price of US$34,500,000; (ii) 2,850,843 Series D preferred shares to GGV Capital IV L.P. for an aggregate price of US$8,813,130.12; (iii) 60,448 Series D preferred shares to GGV Capital IV Entrepreneurs Fund L.P. for an aggregate price of US$186,869.88; (iv) 646,954 Series D preferred shares to GGV CT Limited for an aggregate price of US$2,000,000; (v) 970,430 Series D preferred shares to Steamboat Ventures Holdings V, L.P. for an aggregate price of US$2,999,999.07; and (vi) 485,215 Series D preferred shares to Northern Light Venture Capital II, Ltd. for an aggregate price of US$1,500,000.

In December 2013, Northern Light Venture Capital II, Ltd. fully exercised its warrants and purchased 3,571,450 newly issued Series A preferred shares.

In addition, we have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and consultants. As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 13,003,631. See “Management—2011 Global Share Plan and 2013 Share Incentive Plan.”

Shareholders Agreement

In connection with the issuance of our Series D preferred shares, we entered into the third amended and restated shareholders agreement in October 2013 with Mr. Haozhi Chen, Mr. Gary Guanqun Liu, Mr. Fei Ma, Directouch Group Limited, Directouch Development Group Limited, Directouch Success Partners Limited, Northern Light Venture Capital II, Ltd., Steamboat Ventures V, L.P., GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV CT Limited, Sequoia Capital 2010 CV Holdco, Ltd., and Brightfish Investment Ltd.

Under the shareholders agreement, all of our preferred shareholders were granted certain rights, including rights of first refusal, rights of co-sale and drag-along rights. All of the rights of our preferred shareholders under the shareholders agreement (other than their registration rights provided thereunder) will terminate upon the completion of a firm commitment underwritten registered public offering of our ordinary shares on an internationally recognized stock exchange in the United States or Hong Kong, or on any combination of such jurisdictions, or in any other jurisdiction acceptable to the shareholders who holds more than a majority in voting power of the then outstanding preferred shares, in any case reflecting a post-offering valuation of our company at no less than US$700 million, unless otherwise approved by at least two-thirds of our directors.

Registration Rights

Pursuant to our current amended and restated shareholders agreement, we have granted certain registration rights to holders of our preferred shares. Set forth below is a summary of the registration rights granted under the agreement.

Demand Registration Rights. At any time beginning on the earlier of (i) the third year anniversary of the Series A closing date, April 13, 2011 or (ii) the sixth month anniversary following the completion of this offering, upon a written request from the holders of at least 10% of the registrable securities then outstanding, holders of our registrable securities have the rights to request us file a registration statement covering the offer and sale of the registrable securities. Registrable securities include, among others, preferred shares, our ordinary shares issued or issued upon conversion of the preferred shares. However, we are not obligated to effect any such registration if we have already effected a registration under the Securities Act within the six-month period preceding the date of such request, or in which the holders had an opportunity to participate pursuant to the exercise of their piggyback registration rights. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to registration statement relating to demand registration rights, Form F-3 registration rights, or any employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. We are not required to register any registrable securities in an underwritten offering unless these securities are included in the underwriting and their holders enter into an underwriting agreement in customary form with the underwriters selected by us. The underwriters may in good faith limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, any holders of registrable securities then outstanding will have the right to request that we file registration statements on Form F-3 covering the offer and sale of their securities. A Form F-3 registration shall not be deemed to be a demand registration.

We are not obligated to effect a Form F-3 registration, among other things, if (1) Form F-3 is not available for such offering by the holders, (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million, or (3) we have already effected a registration under the Securities Act within the six-months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (4) in any particular jurisdiction in which our company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration qualification or compliance. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of Registration. We will pay all expenses relating to any demand, piggyback, or Form F-3 registration, other than underwriting discounts and selling commissions relating to the sale of registrable securities.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a noncontrolling shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained, have been applied and followed by the courts in the Cayman Islands.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our amended and restated memorandum and articles of association, we may indemnify our directors or officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere, except for any matters in respect of any fraud, wilful default or dishonesty which may attach to any of the said persons.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of              Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 14 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•     To any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS issued

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary, operation, and maintenance services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have             ADSs outstanding, representing approximately     % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We, our directors and executive officers, and our existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by [the selling shareholders,] our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	one percent (1%) of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the NASDAQ Global Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options granted prior to this offering or that may be issued pursuant to equity awards which may be granted in the future under our 2011 Global Share Plan and 2013 Share Incentive

Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered on Form S-8 generally may be sold in the open market, except to the extent that the shares are subject to vesting restrictions or lock-up or other contractual restrictions.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as, except as discussed below, the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to affect us materially levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by SAT on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the above circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and core management departments that are in charge of daily production, and operation management; financial and human resources decision-making bodies; major assets, accounting books, company seals, and minutes and files of board meetings and shareholders’ meetings; and more than half of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. We do not believe that Chukong Holdings Limited meets all of the conditions above to be considered a resident enterprise. Chukong Holdings Limited is a company incorporated outside the PRC, and it keeps its key assets and records, including resolutions of board of directors and resolutions of shareholders, outside of the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that Chukong Holdings Limited should not be treated as a “resident enterprise” for PRC tax purposes. However, if the PRC tax authorities determine that Chukong Holdings Limited, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether non-PRC shareholders of Chukong Holdings Limited would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that Chukong Holdings Limited is treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares, or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States

Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the securities underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any foreign taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be treated as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations into our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we may be treated as a PFIC for the current and any subsequent taxable years.

Based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become treated as a PFIC with respect to a U.S. Holder, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor regarding the deemed sale and deemed dividend elections.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not be treated as a PFIC for the current or subsequent taxable years. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will update our expectations as to whether or not we anticipate being a PFIC for such year.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the assumption that we will not be treated as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under United States federal income tax principles, any distribution paid will generally be treated as a dividend for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for those purposes and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list our ADSs on the NASDAQ Global Market. Provided the listing is approved, we expect that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will generally meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, we generally will be considered to be a qualified foreign corporation, as defined above, and therefore, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder may be able to elect to treat such gain as PRC source gain under the United States-PRC income tax treaty. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a “lower-tier PFIC”) for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NASDAQ Global Market. We anticipate that our ADSs should also qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss in each such year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction may be taken only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a

U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were treated as a PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund.” This option, however, will not be available to U.S. Holders because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited are acting as representatives, have severally agreed to purchase, and we [and the selling shareholders] have agreed to sell to them, severally, the number of our ADSs indicated below:

Name	Number of Our ADSs
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
China Renaissance Securities (Hong Kong) Limited

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:
Us	US$	US$	US$
The selling shareholders	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
Proceeds, before expenses, to selling shareholders	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to US$25,000. Such reimbursement is deemed to be underwriting compensation by FINRA.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

[Our ADSs have been approved for quotation on the NASDAQ Global Market under the trading symbol “            ”.]

We and [all directors and officers and the holders of all of our outstanding ordinary shares and options to purchase ordinary shares] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of our ADSs to the underwriters; or

•	the issuance by the Company of our ordinary shares or ADSs upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to our ordinary shares or ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of our ordinary shares or ADSs or other securities acquired in such open market transactions.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing our ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of our ADSs compared to the price available under the over-allotment option. The underwriters may also sell our ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. These activities may raise or maintain the market price of our ADSs above independent market levels or prevent or retard a decline in the market price of our ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, [the selling shareholders] and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

China Renaissance Securities (Hong Kong) Limited is not a broker-dealer registered with the U.S. Securities and Exchange Commission and therefore may not make sales of any of our ADSs in the United States or to U.S. persons. China Renaissance Securities (Hong Kong) Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

Pricing of the Offering

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program

At our request, the underwriters have reserved              percent of the ADSs [to be issued by the Company] and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Chukong Holdings Limited. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•

a person associated with the company under section 708(12) of the Corporations Act; or “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance. You warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Investors in Switzerland

This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

State of Kuwait

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market listing fee, all amounts are estimates.

US$
SEC registration fee
NASDAQ Global Market listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us [and the selling shareholders], respectively.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to U.S. federal securities and New York State law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2011, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected over the internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

CONTENTS	PAGE(S)
CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011, 2012 AND 2013	F-3 - F-4
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-5 - F-6
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-9 - F-54

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND MARCH 31, 2014.	F-58
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2014.	F-59
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2014.	F-60
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.	F-61 - F-81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chukong Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ (deficit) and consolidated statements of cash flows present fairly, in all material respects, the financial position of Chukong Holding Limited (the “Company”) and its subsidiaries at December 31, 2011, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 3, 2014

CHUKONG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and share related data)

	As of December 31,
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)	2013 (RMB)
					(Pro forma)
					(Unaudited)
				(Note 2(d))	(Note 23)
ASSETS
Current assets:
Cash and cash equivalents	67,893	110,926	330,558	54,604	330,558
Accounts receivable, net	590	25,279	132,269	21,849	132,269
Due from related parties	—	956	674	111	674
Prepayment and other current assets	2,794	4,497	65,589	10,835	65,589

Total current assets	71,277	141,658	529,090	87,399	529,090

Non-current assets:
Equity investments	160	11,074	24,452	4,039	24,452
Property and equipment, net	3,443	6,939	20,248	3,345	20,248
Intangible asset, net	—	3,289	16,238	2,682	16,238
Goodwill	600	15,884	15,884	2,624	15,884
Other non-current assets	1,714	1,735	10,218	1,689	10,218

Total non-current assets	5,917	38,921	87,040	14,379	87,040

Total assets	77,194	180,579	616,130	101,778	616,130

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the Company of RMB75, RMB7,463 and RMB113,743 as of December 31, 2011, 2012 and 2013 respectively)	928	9,731	122,587	20,250	122,587
Deferred revenues (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the Company of nil, nil and RMB26,046 as of December 31, 2011, 2012 and 2013 respectively)	—	2,902	37,427	6,182	37,427
Customer advances (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the Company of RMB950, RMB1,279 and RMB154 as of December 31, 2011, 2012 and 2013 respectively)	950	3,177	2,007	331	2,007
Warrant liability (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the Company of nil as of December 31, 2011, 2012 and 2013 respectively)	3,535	9,906	—	—	—
Taxes payable (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the Company of RMB337, RMB717 and RMB547 as of December 31, 2011, 2012 and 2013 respectively)	366	1,014	1,503	249	1,503
Salary and welfare payable (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the company of RMB1,454, RMB6,208 and RMB18,128 as of December 31, 2011, 2012 and 2013 respectively)	3,272	15,191	33,310	5,502	33,310
Due to related parties (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the company of nil, RMB1,750 and RMB16,049 as of December 31, 2011, 2012 and 2013 respectively)	100	2,089	22,227	3,672	22,227
Accrued expenses and other current liabilities (including amounts of the consolidated variable interest entities and VIEs’ subsidiaries without recourse to the company of RMB538, RMB5,767 and RMB7,067 as of December 31, 2011, 2012 and 2013 respectively)	992	7,789	10,183	1,682	10,183

Total current liabilities	10,143	51,799	229,244	37,868	229,244

Deferred tax liabilities, non-current	—	703	524	87	524

Total liabilities	10,143	52,502	229,768	37,955	229,768

Commitments and contingencies (Note 21)

CHUKONG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and share related data)

	As of December 31,
	2011	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(USD)	(RMB)
					(Pro forma)
					(Unaudited)
				(Note 2(d))	(Note 23)
Mezzanine equity
Series A Preferred Shares (USD0.000002 par value, 17,857,150 shares authorized, 14,285,700, 14,285,700 and 17,857,150 shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively; redemption value of RMB20,869, RMB44,281 and RMB187,163 as of December 31, 2011, 2012 and 2013, respectively; liquidation value of RMB11,342, RMB11,314 and RMB13,718 as of December 31, 2011, 2012 and 2013, respectively; and no shares outstanding on a pro forma basis as of December 31, 2013)	8,520	11,843	67,176	11,097	—
Series B Preferred Shares (USD0.000002 par value, 31,959,597 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively; redemption value of RMB169,029, RMB179,112 and RMB414,687 as of December 31, 2011, 2012 and 2013, respectively; liquidation value of RMB132,376, RMB132,052 and RMB128,090 as of December 31, 2011, 2012 and 2013, respectively; and no shares outstanding on a pro forma basis as of December 31, 2013)	92,670	108,126	153,940	25,429	—
Series C Preferred Shares (USD0.000002 par value, nil authorized, issued and outstanding as of December 31, 2011, 28,735,413 shares authorized, issued and outstanding as of December 31, 2012 and 2013, respectively; redemption value of nil, RMB189,703 and RMB404,292 as of December 31, 2011, 2012 and 2013, respectively; liquidation value of nil, RMB169,708 and RMB164,616 as of December 31, 2011, 2012 and 2013, respectively; and no shares outstanding on a pro forma basis as of December 31, 2013)	—	115,767	160,924	26,583	—
Series D Preferred Shares (USD0.000002 par value, nil authorized, issued and outstanding as of December 31, 2011 and 2012, 16,173,838 shares authorized, issued and outstanding as of December 31, 2013; redemption value of nil, nil and RMB430,423 as of December 31, 2011, 2012, and 2013, respectively; liquidation value of nil, nil and RMB365,814 as of December 31, 2011, 2012 and 2013, respectively; and no shares outstanding on a pro forma basis as of December 31, 2013)	—	—	309,309	51,095	—

Total mezzanine equity	101,190	235,736	691,349	114,204	—

Shareholders’ (deficit)/equity:
Ordinary shares (USD0.000002 par value, 450,183,253, 421,447,840 and 405,274,002 shares authorized, 50,000,000 shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively, and 144,725,998 Class B ordinary shares issued and outstanding on a pro forma basis as of December 31, 2013)	1	1	1	—	2
Additional paid-in capital	—	—	—	—	691,348
Accumulated (deficit)	(33,077)	(105,556)	(300,363)	(49,617)	(300,363)
Accumulated other comprehensive loss	(1,063)	(2,104)	(4,625)	(764)	(4,625)

Total shareholders’ (deficit)/equity	(34,139)	(107,659)	(304,987)	(50,381)	386,362

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	77,194	180,579	616,130	101,778	616,130

The accompanying notes are an integral part of the consolidated financial statements.

CHUKONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and share related data)

	For the Years Ended December 31,
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)
				(Note 2(d))
Revenues:
Mobile games	7,143	69,506	546,612	90,294
Online advertising	1,540	7,027	8,153	1,347

Total revenues	8,683	76,533	554,765	91,641
Cost of revenues(1) (including content fees paid to related parties of nil, RMB505 and RMB12,938, for the years ended December 31, 2011, 2012 and 2013, respectively)	3,424	36,746	298,085	49,241

Gross profit	5,259	39,787	256,680	42,400

Operating expenses(1):
Sales and marketing expenses	12,849	37,740	149,039	24,619
Research and development expenses (including technical services fees paid to related parties of nil, RMB2,332 and RMB500, for the years ended December 31, 2011, 2012 and 2013, respectively)	12,065	38,922	105,193	17,377
General and administrative expenses	6,344	14,655	56,230	9,289

Total operating expenses	31,258	91,317	310,462	51,285

Loss from operations	(25,999)	(51,530)	(53,782)	(8,885)
Other (expenses)/income:
Interest (expenses)/income, net	(73)	43	375	62
Investment loss	—	(389)	(3,572)	(590)
Others, net	462	(802)	(608)	(100)
Gain from previously held equity interest related to step acquisition	—	6,967	—	—
Beneficial conversion charges on convertible notes	(359)	—	—	—
Fair value changes in warrant liability	(2,895)	(6,413)	(30,071)	(4,967)

Loss before tax	(28,864)	(52,124)	(87,658)	(14,480)
Income tax (expenses)/benefits	—	15	(648)	(108)

Net loss	(28,864)	(52,109)	(88,306)	(14,588)
Accretions to preferred shares redemption value	(6,091)	(25,038)	(114,983)	(18,994)
Deemed dividends to preferred shareholders	(601)	—	—	—

Net loss attributable to ordinary shareholders	(35,556)	(77,147)	(203,289)	(33,582)

Net loss	(28,864)	(52,109)	(88,306)	(14,588)
Foreign currency translation adjustment, net of nil tax	(1,063)	(1,041)	(2,521)	(416)

Comprehensive loss	(29,927)	(53,150)	(90,827)	(15,004)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,000,000	5,000,000	27,042,808	27,042,808
Net loss per share attributable to ordinary shareholders—basic and diluted	(7.11)	(15.43)	(7.52)	(1.24)

CHUKONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and share related data)

Note: (1)	Share based compensation expenses were allocated to cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)
				(Note 2(d))
Cost of revenues	—	—	—	—
Sales and marketing expenses	3	98	1,080	178
Research and development expenses	4	166	3,020	499
General and administrative expenses	1,001	1,575	4,382	724

Total	1,008	1,839	8,482	1,401

The accompanying notes are an integral part of the consolidated financial statements.

CHUKONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and share related data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity/ (deficit)
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	50,000,000	1	2,466	(1,354)	—	1,113

Share-based compensation expense	—	—	1,008	—	—	1,008
Preferred shares accretion	—	—	(3,232)	(2,859)	—	(6,091)
Incremental value as the result of modification of redemption rights upon issuance of Series B Preferred Shares	—	—	(601)	—	—	(601)
Beneficial conversion charges on convertible notes	—	—	359	—	—	359
Net loss	—	—	—	(28,864)	—	(28,864)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(1,063)	(1,063)

Balance as of December 31, 2011	50,000,000	1	—	(33,077)	(1,063)	(34,139)

Share-based compensation expense	—	—	1,839	—	—	1,839
Acquisition consideration paid in the form of options granted	—	—	2,829	—	—	2,829
Preferred shares accretion	—	—	(4,668)	(20,370)	—	(25,038)
Net loss	—	—	—	(52,109)	—	(52,109)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(1,041)	(1,041)

Balance as of December 31, 2012	50,000,000	1	—	(105,556)	(2,104)	(107,659)

Share-based compensation expense	—		8,482	—	—	8,482
Preferred shares accretion	—	—	(8,482)	(106,501)	—	(114,983)
Net loss	—	—		(88,306)	—	(88,306)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(2,521)	(2,521)

Balance as of December 31, 2013	50,000,000	1	—	(300,363)	(4,625)	(304,987)

The accompanying notes are an integral part of the consolidated financial statements.

CHUKONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and share related data)

	For the Years Ended December 31,
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)
				(Note 2(d))
Cash flows from operating activities:
Net loss	(28,864)	(52,109)	(88,306)	(14,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt provision	—	74	353	58
Share-based compensation expenses	1,008	1,839	8,482	1,401
Depreciation and amortization expenses	480	2,298	9,956	1,645
Impairment of property and equipment, and intangible assets	—	—	5,220	862
Impairment of prepaid royalty fees	—	2,514	8,698	1,437
Gain from re-measurement of previously held equity interest related to step acquisition	—	(6,967)	—	—
Deferred taxation	—	(15)	(179)	(30)
Change in the fair value of warrant liability	2,895	6,413	30,071	4,967
Beneficial conversion charges on convertible notes	359	—	—	—
Investment loss	—	389	3,572	590
Exchange gain	(670)	(579)	(351)	(58)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable, net	(598)	(24,764)	(107,014)	(17,677)
Prepayments and other current assets	(2,805)	(4,257)	(62,310)	(10,293)
Due from related parties	—	(956)	282	47
Accounts payable	863	8,762	111,178	18,365
Due to related parties	100	(100)	18,227	3,011
Taxes payable	365	638	489	81
Customer advances and deferred revenues	950	5,129	33,360	5,511
Salary and welfare payable	3,054	11,773	18,121	2,993
Accrued expenses and other current liabilities	1,132	2,704	6,978	1,153
Other non-current assets	(1,723)	(23)	(9,979)	(1,648)

Net cash used in operating activities	(23,454)	(47,237)	(13,152)	(2,173)

Cash flows from investing activities
Purchase of property and equipment	(3,623)	(5,530)	(20,408)	(3,371)
Purchase of intangible assets	—	(499)	(18,933)	(3,128)
Cash paid for business combination, net of cash acquired	—	(3,256)	(4,000)	(661)
Cash paid for equity investments	(160)	(9,467)	(15,039)	(2,484)
Cash paid for loan to third party	—	—	(7,500)	(1,239)

Net cash used in investing activities	(3,783)	(18,752)	(65,880)	(10,883)

Cash flows from financing activities:
Proceeds from issuance of convertible note	3,242	—	—	—
Proceeds from issuance of Series A warrants	719	—	—	—
Proceeds from issuance of Series A Preferred Shares (net of issuance cost of RMB258)	6,829	—	—	—
Proceeds from issuance of Series B Preferred Shares (net of issuance cost of RMB1,933)	84,434	—	—	—
Proceeds from issuance of Series C Preferred Shares (net of issuance cost of RMB4,620)	—	109,508	—	—
Proceeds from exercise of Series A warrants	—	—	1,835	303
Proceeds from issuance of Series D Preferred Shares (net of issuance cost of RMB7,586)	—	—	299,531	49,479

Net cash provided by financing activities	95,224	109,508	301,366	49,782

Effect of exchange rate changes on cash and cash equivalents	(316)	(486)	(2,702)	(446)

Net increase/(decrease) in cash and cash equivalents	67,671	43,033	219,632	36,280

Cash and cash equivalents at the beginning of the year	222	67,893	110,926	18,324

Cash and cash equivalents at the end of the year	67,893	110,926	330,558	54,604

Supplemental disclosure of non-cash investing and financing activities
Consideration payable for business acquired	—	4,000	—	—
Acquisition consideration paid in the form of options granted	—	2,829	—	—
Investment payable	—	2,089	4,000	661
Accretion to preferred shares redemption value	6,091	25,038	114,983	18,994
Deemed dividends to preferred shareholders	601	—	—	—
Conversion of convertible note into Series B Preferred Shares	3,235	—	—	—
Reclassification of warrant liability to Series A Preferred shares upon the exercise of Series A warrant	—	—	39,264	6,486

The accompanying notes are an integral part of the consolidated financial statements.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

1. Organization and principal activities

Chukong Holdings Limited (the “Company”), through its consolidated subsidiaries and variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”), is primarily engaged in mobile game development and operations on iOS and Android mobile operating systems.

Details of the Company’s subsidiaries, VIEs and VIE’s subsidiaries are as follows:

	Date of acquisition/ incorporation	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries:
Directouch Management Limited (Chukong HK)	December 14, 2010	Hong Kong	100%
Beijing Chukong Aipu Technology Co., Ltd (Chukong Beijing)	April 2, 2011	PRC	100%
PunchBox USA Inc. (Chukong USA)	October 17, 2011	USA	100%
Chukong Technology Korea, Inc. (Chukong Korea)	August 16, 2013	Korea	100%
Grand Information Investment Limited	October 23, 2013	BVI	100%
Perfect Information Investment Limited	October 25, 2013	BVI	100%

VIEs:
Beijing Wan’ai Internet Technology Co., Ltd (Beijing Wan’ai)	July 9, 2007	PRC	100%
Beijing Chukong Technology Co., Ltd (Chukong Technology)	April 7, 2010	PRC	100%
Beijing Tiansheng Chengye Information Technology Ltd (Tiansheng Chengye)	April 15, 2013	PRC	100%

VIE’s subsidiaries:
Xiamen Yaji Software Co., Ltd*	November 30, 2012	PRC	100%
Chengdu Chukong Technology Co., Ltd (Chukong Chengdu)	January 30, 2013	PRC	100%

*	Xiamen Yaji Software Co., Ltd was acquired by Beijing Chukong Technology Co., Ltd through a step acquisition on November 30, 2012 (See Note 4 for details).

History of the Group and basis of presentation

The Group started operations on April 7, 2010 when Chukong Technology was established in China. In order to facilitate foreign investment in Chukong Technology, Directouch Holdings Limited, was incorporated in the Cayman Islands on November 29, 2010 and subsequently changed its name to Chukong Holdings Limited in January 2014. On December 14, 2010, Chukong Holdings Limited established Chukong HK, a wholly owned subsidiary, in Hong Kong and a wholly owned subsidiary in the U.S., Chukong USA, on October 17, 2011. Subsequently, Chukong HK established a wholly owned PRC subsidiary Chukong Beijing, on April 2, 2011, a wholly owned subsidiary in Korea, Chukong Korea, on August 16, 2013, and two wholly owned subsidiaries in British Virgin Islands, Grand Information Investment Limited and Perfect Information Investment Limited on October 23 and October 25, 2013, respectively.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

To comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Group provides substantially all of its services in China through Chukong Technology, which holds the internet value-added service license and approvals to provide such internet content services in the PRC. The equity interests of Chukong Technology are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”). The Company obtained control over Chukong Technology through Chukong Beijing on April 13, 2011 by entering into a series of contractual arrangements with Chukong Technology and the Nominee Shareholders of Chukong Technology. Under these contractual agreements, the Group or its designee has the exclusive right to acquire the ownership of Chukong Technology for a nominal consideration, or an adjusted price based on appraisal if required by the PRC laws, when permitted by PRC laws and regulations at the request of the Group any time. All voting rights of Chukong Technology are assigned to the Group and the Group has the right to appoint all directors and senior management personnel of Chukong Technology. In addition, all shareholders of Chukong Technology have pledged their shares in Chukong Technology as collateral. As a result, the Company enjoys substantially all of the risks and rewards of ownership of Chukong Technology and exercises controls over Chukong Technology along with its subsidiaries. Management concluded that Chukong Technology is a VIE of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated Chukong Technology and its subsidiaries in the Group’s consolidated financial statements.

Contractual arrangements with VIEs

The following is a summary of the contractual agreements that the Company, through Chukong Beijing, entered into with Chukong Technology and its Nominee Shareholders:

Exclusive Consulting and Services Agreement

Under the Exclusive Consulting and Services Agreement between Chukong Beijing and Chukong Technology, Chukong Beijing has the exclusive right to provide, among other things, technical support, consulting services and other services to Chukong Technology and Chukong Technology agrees to accept all the consultation and services provided by Chukong Beijing. Without Chukong Beijing’s prior written consent, Chukong Technology is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Chukong Beijing shall be entitled to any and all the intellectual property rights arising out of or created in connection with the performance of this agreement. The consideration of the services provided by Chukong Beijing to Chukong Technology under this agreement shall be equal to 10% of the total revenue of Chukong Technology each month, which shall be calculated and payable on a quarterly basis and is subject to adjustment based on the complexity, time spent, cost, contents and value of the development work done by Chukong Beijing as well as the market price of similar work. Since Chukong Beijing has effectively controlled Chukong Technology through Power of Attorney, Equity Interest Pledge Agreement and Equity Disposal Agreement, Chukong Beijing has the right to adjust the service fees at its sole discretion. Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing.

Business Operations Agreement

Under the Business Operations Agreement among Chukong Beijing, Chukong Technology and the Nominee Shareholders of Chukong Technology, without the prior written consent of Chukong Beijing or its designated party, Chukong Technology shall not conduct any transaction that may substantially affect the assets, business, operation or interest of Chukong Beijing. Chukong Technology and Nominee Shareholders shall also follow Chukong Beijing’s instructions on management of Chukong Technology’s daily operation, finance and employee

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

matters and appoint the nominee(s) designated by Chukong Beijing as the director(s) and senior management members of Chukong Technology. In the event that any agreements between Chukong Beijing and Chukong Technology terminates, Chukong Beijing has the sole discretion to determine whether to continue any other agreements with Chukong Technology. In addition, the Nominee Shareholders of Chukong Technology shall issue a power of attorney to authorize Chukong Beijing as their attorney and to exercise their shareholders’ right (please refer to the summary of Power of Attorney in this section for more details). Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing.

Power of Attorney

Pursuant to the power of attorney, the Nominee Shareholders of Chukong Technology each irrevocably appointed Chukong Beijing as the attorney-in-fact to act on their behalf on all matters pertaining to Chukong Technology and to exercise all of their rights as a shareholder of Chukong Technology, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. Chukong Beijing may authorize or assign its rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force with the same effective term of the Business Operation Agreement. In addition, the term of each power of attorney shall be renewed at the request of Chukong Beijing upon expiration.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement among Chukong Beijing and each of the Nominee Shareholders of Chukong Technology, the Nominee Shareholders pledged all of their equity interests in Chukong Technology to Chukong Beijing to guarantee Chukong Technology’s and its shareholders’ payment obligations under and liabilities arising from ineffectiveness of the Exclusive Business Consulting and Service Agreement, Business Operation Agreement, Equity Interest Disposal Agreement and Intellectual Properties License Agreement, including, but not limited to, the payments due to Chukong Beijing for services provided and the license of intellectual properties. If Chukong Technology or any of Chukong Technology’s Nominee Shareholders breaches its contractual obligations under the above agreements, Chukong Beijing, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Chukong Technology in accordance with legal procedures. During the term of the pledge, the shareholders of Chukong Technology shall cause Chukong Technology not to distribute any dividends and if they receive any dividends generated by the pledged equity interests, they shall transfer such received amounts to an account designated by Chukong Beijing according to the instruction of Chukong Beijing. If Chukong Technology or its Nominee Shareholders fail to pay any due amount under the Exclusive Business Consulting and Service Agreement, Business Operation Agreement, Equity Interest Disposal Agreement or Intellectual Properties License Agreement or fail to fulfill any other obligations thereunder and such failure is not cured within ten days after Chukong Beijing’s breach notice, Chukong Beijing, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in this agreement are registered with the relevant local administration for industry and commerce (“Local AIC”) and will remain binding until Chukong Technology and its Nominee Shareholders has fully performed all their obligations under the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Interest Disposal Agreement and

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Intellectual Properties Licensing Agreement. The Company registered the equity interest pledge agreement regarding Chukong Technology with Local AIC in April 2011.

Equity Disposal Agreement

Under the Equity Disposal Agreement among Chukong Beijing, Chukong Technology and each of the Nominee Shareholders of Chukong Technology, each of the Nominee Shareholders irrevocably granted Chukong Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Chukong Technology at the consideration equal to the lesser of RMB 1 or the lowest price as permitted by PRC laws. In addition, any consideration paid by Chukong Beijing to the Nominee Shareholders of Chukong Technology in exercising the option shall be transferred to Chukong Beijing or its designated person. Chukong Beijing or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Chukong Beijing’s written consent, the Nominee Shareholders of Chukong Technology shall not transfer, pledge, or otherwise dispose any equity interests in Chukong Technology until Chukong Beijing or its designated party acquires all the equity interest or assets of Chukong Technology. Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing. At the moment, the Company cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Chukong Technology due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. The Company intend to exercise such option once China opens up these industries to foreign investment.

Intellectual Property Transfer Agreement

Under the Intellectual Property Transfer Agreement between Chukong Beijing and Chukong Technology, Chukong Technology transfers any and all the intellectual properties that are owned or are to be owned by it to Chukong Beijing except for the trademarks and domain names. The consideration under this agreement is RMB4 million. Without the prior written consent of Chukong Beijing, Chukong Technology shall not use its transferred intellectual properties in any jurisdiction. On November 29, 2013, Chukong Technology and Chukong Beijing entered into an amendment to this intellectual property transfer agreement to further specify certain software that shall be transferred from Chukong Technology to Chukong Beijing.

Intellectual Property Licensing Agreement

Under the Intellectual Property Licensing Agreement between Chukong Beijing and Chukong Technology, Chukong Beijing grants Chukong Technology a non-exclusive, non-transferable and non-sub licensable license to use the transferred intellectual properties under the Intellectual Property Transfer Agreement within PRC. The Royalty is equal to 10% of the total revenue of Chukong Technology every year, which shall be due and payable prior to December 31 each year and may be waived by Chukong Beijing at its discretion. Unless Chukong Beijing terminates this agreement in advance, it shall remain effective until expiration of the business term of Chukong Beijing, and if the business term of Chukong Beijing is renewed, the term of this agreement shall be automatically extended to the expiration date of such renewed business term of Chukong Beijing or upon request from Chukong Beijing. In addition, Chukong Technology may not terminate this agreement while Chukong Beijing is entitled to do so with a 30-day advance notice to Chukong Technology and its Nominee Shareholders.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Domain Names and Trademarks Pledge Agreement

Under the Domain Names and Trademarks Pledge Agreement between Chukong Beijing and Chukong Technology, Chukong Technology pledged certain of its domain names and trademarks to Chukong Beijing, to guarantee Chukong Technology’s and its Nominee Shareholders’ payment obligations under and liabilities arising from ineffectiveness of the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Disposal Agreement and Intellectual Properties Licensing Agreement including, but not limited to, the payments due to Chukong Beijing for services provided. If Chukong Technology or any of its Nominee Shareholders breaches his/her/its contractual obligations under the contractual arrangements, Chukong Beijing, as the pledgee, will be entitled to dispose of the pledged domain names and trademarks in accordance with PRC laws and regulations. The pledge of trademarks will become effective on the date when the pledge is registered with the State Administration for Industry and Commerce and the pledge of domain names will become effective upon the execution of this agreement. Both pledges will remain effective until Chukong Technology receives written confirmation from Chukong Beijing that Chukong Technology has fully performed all its obligations under the Exclusive Business Consulting and Services Agreement, Business Operations Agreement, Equity Interest Disposal Agreement and Intellectual Properties Licensing Agreement.

Chukong Beijing, Beijing Wan’ai and the shareholders of Beijing Wan’ai also entered into an Exclusive Consulting and Services Agreement, a Business Operations Agreement, a Power of Attorney, an Equity Interest Pledge Agreement, an Equity Disposal Agreement, an Intellectual Property Transfer Agreement, an Intellectual Property Licensing Agreement, and a Domain Names and Trademarks Pledge Agreement, each substantially identical in all material respects to the agreements entered into by and among Chukong Beijing, Chukong Technology and the shareholders of Chukong Technology mentioned above, except as to the parties thereto and certain details. For example, the consideration under the intellectual properties transfer agreement regarding Beijing Wan’ai was RMB1. In addition, the Company registered the equity interest pledge agreement regarding Beijing Wan’ai with the local AIC in May 2011.

Contractual Arrangements with Tiansheng Chengye

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Chukong Beijing and Tiansheng Chengye, Chukong Beijing has the exclusive right to provide, among other things, technical support, consulting services and other services to Tiansheng Chengye and Tiansheng Chengye agrees to accept all the consultation and services provided by Chukong Beijing. Without Chukong Beijing’s prior written consent, Tiansheng Chengye is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Chukong Beijing exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tiansheng Chengye agrees to pay a monthly service fee to Chukong Beijing at an amount determined solely by Chukong Beijing after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Chukong Beijing employees providing services to Tiansheng Chengye, the value of services provided, the market price of comparable services and the operating conditions of Tiansheng Chengye. This agreement will remain effective unless Chukong Beijing terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tiansheng Chengye or Chukong Beijing to renew its respective business license upon expiration. Tiansheng Chengye is not permitted to terminate this agreement in any event unless required by applicable laws.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Powers of Attorney

Pursuant to the powers of attorney, the Nominee Shareholders of Tiansheng Chengye each irrevocably appointed Chukong Beijing as the attorney-in-fact to act on their behalf on all matters pertaining to Tiansheng Chengye and to exercise all of their rights as a shareholder of Tiansheng Chengye, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tiansheng Chengye requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tiansheng Chengye, designate and appoint directors and senior management members. Chukong Beijing may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tiansheng Chengye. Each power of attorney will remain in force until the Nominee Shareholder ceases to hold any equity interest in Tiansheng Chengye.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Chukong Beijing, Tiansheng Chengye and the Nominee Shareholders of Tiansheng Chengye, the Nominee Shareholders pledged all of their equity interests in Tiansheng Chengye to Chukong Beijing to guarantee Tiansheng Chengye’s and Tiansheng Chengye’s Nominee Shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Chukong Beijing for services provided. If Tiansheng Chengye or any of Tiansheng Chengye’s Nominee Shareholders breaches its contractual obligations under the contractual arrangements, Chukong Beijing, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tiansheng Chengye in accordance with legal procedures. Chukong Beijing has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant Local AIC and will remain binding until Tiansheng Chengye and Nominee Shareholders discharges all their obligations under the contractual arrangements. The Company registered the equity interest pledge agreement regarding Tiansheng Chengye with local AIC in January 2014.

Exclusive Option Agreements

Under the exclusive option agreements between Chukong Beijing, each of the Nominee Shareholders of Tiansheng Chengye and Tiansheng Chengye, each of the Nominee Shareholders irrevocably granted Chukong Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tiansheng Chengye. In addition, Chukong Beijing has the option to acquire all the equity interests of Tiansheng Chengye for a specified price equal to the loan provided by Chukong Beijing to the individual Nominee Shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Chukong Beijing or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Chukong Beijing’s prior written consent, Tiansheng Chengye’s Nominee Shareholders shall not sell, transfer, pledge, or otherwise dispose any equity interests in Tiansheng Chengye. These agreements will remain effective until all equity interests held in Tiansheng Chengye by Tiansheng Chengye’s Nominee Shareholders are transferred or assigned to Chukong Beijing or Chukong Beijing’s designated representatives.

Loan Agreements

Pursuant to the loan agreements between Chukong Beijing and each individual Nominee Shareholder of Tiansheng Chengye, Chukong Beijing provided interest-free loans with an aggregate amount of approximately

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

RMB10.0 million (US$1.6 million) to the individual Nominee Shareholders of Chukong Beijing for the sole purpose of acquiring equity interest of Tiansheng Chengye. The loans can be repaid by transferring the individual Nominee Shareholders’ equity interest in Tiansheng Chengye to Chukong Beijing or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration.

Risks in relation to the VIE structure

The Group believes that the contractual arrangements among Chukong Beijing, the VIEs and their Nominee Shareholders are in compliance with PRC laws and regulations, and are legally binding and enforceable. The Nominee Shareholders of the VIEs are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

The Company’s ability to control the VIEs also depends on the power of attorney Chukong Beijing has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure and contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these government actions may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs and through the VIEs’ equity interest in their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIEs’ subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

As of December 31, 2013, the aggregate accumulated deficit of the Group’s VIEs and VIEs’ subsidiaries was approximately RMB49,195, which has been included in the Company’s accompanying consolidated financial statements.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The following financial statement balances of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2011, 2012 and 2013 have been included in the Company’s accompanying consolidated financial statements.

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total current assets	2,205	27,956	236,869
Total non-current assets	4,329	22,208	52,523

Total assets	6,534	50,164	289,392

Total current liabilities	13,314	44,044	326,589
Total non-current liabilities	—	703	524

Total liabilities	13,314	44,747	327,113

As of December 31, 2011, 2012 and 2013, the total assets for the consolidated VIEs and VIEs’ subsidiaries were RMB6,534, RMB50,164 and RMB289,392, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, property and equipment, goodwill and intangible assets. As of December 31, 2011, 2012 and 2013, the total liabilities for the Group’s VIEs and VIEs’ subsidiaries were RMB13,314, RMB44,747 and RMB327,113, mainly comprising intercompany payable, accounts payable, deferred revenue, salary and welfare payables and accrued liabilities. As of December 31, 2011, 2012 and 2013, the total intercompany payable recorded by the Group’s VIEs and VIEs’ subsidiaries was RMB9,938, RMB16,346 and RMB144,686 and was eliminated upon consolidation.

The recognized revenue-producing assets held by the Company’s VIEs and VIEs’ subsidiaries include goodwill and the intangible assets acquired through business combination, purchased copyrights, licensed game software, servers and leasehold improvements relating to office facilities, the balances of these assets as of December 31, 2011, 2012 and 2013 were included in the line of “Total non-current assets” in the table above. Goodwill primarily represents the expected synergies from combining the acquired business with the business of the Company. Intangible asset acquired through business combination is the mobile game engine. Please refer to Note 4 for details of goodwill and intangible assets acquired through business combination.

The unrecognized revenue-producing assets held by the Company’s VIEs and VIEs’ subsidiaries mainly consist of intellectual property, licenses and trademarks that the Group relies on to operate its self-developed and third party licensed games. As of December 31, 2013, the VIEs have developed copyright registrations and applications, including but not limited to copyrights covering self-developed game software, game engines, game development programs and toolkits. Some of these copyrights have been granted and are currently held by the VIEs, while others are still in the process of being registered. The VIEs own ICP license and VATS license. Moreover, the VIE has made registrations for trademarks related to the Group’s brand and games, and domain names for the operation. These unrecognized revenue-producing assets have no book value, appraisal value or any other value that can be disclosed.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The following financial statement amounts of the Group’s VIEs and VIEs’ subsidiaries for the years ended December 31, 2011 and 2012, and 2013 have been included in the Company’s consolidated financial statements.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total revenues	6,205	43,619	492,442
Net (loss)/income	(7,901)	3,198	(43,139)

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net cash provided by operating activities	2,639	2,719	57,982
Net cash used in investing activities	(2,099)	(5,433)	(38,622)

Under the contractual arrangements with the VIEs and through the VIEs’ equity interest in their subsidiaries, the Group has the power to direct activities of the VIEs and VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and VIEs’ subsidiaries. Therefore the Group considers that there is no asset of the VIEs and VIEs’ subsidiaries that can be used only to settle their obligations. As the Group’s VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the Group’s VIEs and VIEs’ subsidiaries.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB28,864 and RMB52,109 and RMB88,306 in the years ended December 31, 2011, 2012 and 2013, respectively, and the net cash used in operating activities was RMB23,454 and RMB47,237 and RMB13,152 for the years ended December 31, 2011, 2012 and 2013, respectively. Accumulated deficit was RMB33,077, RMB105,556 and RMB300,363 as of December 31, 2011, 2012 and 2013, respectively. The Group assesses its liquidity by its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on cash from investors, to fund its operations and capital expansion needs. Management believes that the Group can continue as a going concern in the next twelve months with cash generated from operating activities or financing activities.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

2. Principal accounting policies

a. Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

b. Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates in the Group’s consolidated financial statements mainly include estimated player pay life for mobile games revenue recognition, useful life of property and equipment and intangible assets, fair value of assets and liabilities acquired in business combination, assessment for the impairment of long-live assets, intangible assets and goodwill, the valuation allowance of deferred tax assets, the accrual for the employee benefit, the valuation and recognition of share-based compensation and accretions to preference shares redemption values, and re-measurement of warrant liability.

c. Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in the Cayman Islands, the United States, Hong Kong, British Virgin Islands is United States dollars (“USD”), and the functional currency of Korean subsidiary is Korean Won (“KRW”). The functional currency of the PRC entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company and its overseas subsidiaries, which use USD and KRW as their functional currency, has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations and comprehensive loss.

d. Convenience translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flow from RMB into USD as of December 31, 2013 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.0537, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2013, or at any other rate.

e. Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include cash and cash equivalents, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, deferred revenues, customer advances, due to related parties and accrued expenses and other current liabilities, which the carrying values approximate their fair value due to the short-term nature of these instruments. Please see Note 20 for additional information.

f. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

g. Accounts receivable

Accounts receivable are recorded net of allowance for bad debts. An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be unrecoverable.

h. Prepaid royalty fees

The Group’s royalty expenses consist of fees that it pays to content owners for the use of their intellectual property, primarily developed games. Royalty-based obligations are either paid in advance and capitalized on the balance sheet as prepaid royalties or accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues at the greater of the revenues derived from the relevant game multiplied by the applicable contractual rate or an effective royalty rate based on expected game revenues.

On quarterly basis, the Group evaluates the realization of its prepaid royalties to determine amounts that it deems unlikely to be realized through mobile game operations. The Group uses estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated sales levels, as well as other qualitative factors such as the success of similar games and similar genres on mobile devices for the Group and its competitors. To the extent that this evaluation indicates that the remaining prepaid royalties are not recoverable, the Group records an impairment charge to cost of revenues in the period that impairment is indicated. The Group recorded impairment charges to cost of revenues of nil, RMB2,514 and RMB8,698 during the years ended December 31, 2011, 2012 and 2013, respectively.

i. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computers and equipment	3-4 years
Servers	4 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets
Motor vehicles	4 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

j. Equity investments

Equity investments are investments in privately held companies. The Group accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For equity investments which the Group does not have significant influence, the cost method accounting is applied.

The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

k. Intangible assets

Copyrights and licensed game software

Copyrights purchased and game software licensed from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the licensed period or the estimated useful economic lives of the assets.

Intangible assets arising from business combinations

The Group performs valuation of the intangible assets arising from business combinations to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Estimated useful life
Mobile game engine	4 years

l. Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. The Group recorded no impairment charges related to the long-lived assets for the years ended December 31, 2011 and 2012. Impairment charges related to certain licensed game software recognized for the year ended December 31, 2013 were RMB3,631.

m. Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on ‘‘Testing of Goodwill for Impairment,’’ a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment of goodwill was recognized for years ended December 31, 2011, 2012 and 2013.

n. Revenue

The Group generates revenues primarily from mobile games and online advertising. Mobile games are played on smartphones, tablets and other mobile devices. Online advertising revenues are primarily generated from advertising services.

Mobile games

The Group publishes its self-developed and licensed mobile games to the end users through distribution channels, such as the iOS App Store, 360 Mobile Assistant and etc., (the “distribution channels”). Through these distribution channels, users can download the Group’s games, pay to unlock the in-game features or acquire game points which can be used to purchase in-game virtual items.

The Group evaluates revenue recognition based on the criteria set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition and ASC 985-605, Software: Revenue Recognition. The Group recognizes revenues from mobile games when 1) persuasive evidence of an arrangement exists, 2) the service has been delivered, 3) the fee is fixed or determinable, and 4) the collection of the resulting receivable is probable. The Group classifies the mobile game revenues as Single-player game revenues and Multi-player game revenues.

(1) Single player games

The Group generates single player game revenues from the sale of self-developed and licensed single player games through distribution channels. The Group operates the majority of the single player games under a free-to-play model. Revenues from pay-per-installation games were immaterial, which was recognized upon the installation by players.

Under the free-to-play model, the players can download the games to their mobile devices free of charge, with all functionalities of the game being fully delivered to their devices upon such a download. Players can then

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

play the games on their devices without Internet connection. At players’ discretion, in-game purchase is available via various payment channels to enhance players’ game experience, such as unlocking an in-game premium feature. In-game purchases are not refundable. The fulfillment of in-game purchase requires connection to the Internet. However, once the players confirm their purchase requests, the purchased feature is automatically unlocked in the downloaded game through electronic command executed by the payment channel. Future play and use of the purchased features does not require online connectivity or involvement of the Group. The Group does not host online servers in order for game players to play the game or utilize the purchased features.

For the games where the Group is acting as the principal in selling the single player games to customers (see Principal Agent consideration within this section), the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased features. Therefore, the Group recognizes revenue from sales of single player games upon the purchase of in-game features by the game players.

(2) Multi-player games

The Group generates multi-player game revenues from the sale of game points that can be redeemed in the game for virtual items of self-developed and licensed multi-player games on smartphones and tablets. The Group primarily operates multi-player games under a free-to-play model.

Under the free-to-play model, players can download games free of charge from distribution channels. Playing the multi-player games requires real time connection to online game servers, where all user information is stored, including user accounts, game playing contents, player’s in-game purchase data, etc. Game players cannot play the game on their devices locally without connecting to the Internet, the application downloaded on players’ device is similar to a portal to access the online game server. Game servers for multi-player mobile game services are hosted by either the Group or the game developers. At players’ discretion, they may purchase game points via various payment channels to enhance their game-playing experience. Game points in the players’ accounts are not refundable once charged.

For the games where the Group is acting as the principal in providing multi-player mobile game services to customers (see Principal Agent consideration within this section), the Group has determined that an implied obligation exists to the players who purchased game points to gain an enhanced game-playing experience over the average playing period of the paying players, and accordingly, recognize the revenues ratably over the estimated average playing period of these paying players starting from the point in time when game points are delivered to the players’ accounts, and all other revenue recognition criteria are met.

The estimated average playing period of the paying players (“estimated player pay life”), is the average playing period of all paying players between the first time the players charge game points into their accounts and the last date these paying players would play the game. In determining the last date the paying players would play the game, the Group, as of the assessment date, categorizes the paying players into two groups, active and inactive players, basing on a study of the historical log in behaviors conducted for all of the existing paying players. For the players that remain active as of the assessment date, the Group estimated that the players will continue to remain active for a period of time. The estimate of the active paying players’ future active period is developed by the Group by analyzing the historical mobile game operating data, as well as making reference to the common practices in industry.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The Group tracks each of the paying players’ purchase and log in history for each significant game to estimate the average playing period of the game. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics. The estimated player pay life ranging from four to six months during the periods presented is determined from one game that has sufficient historical operating data. The same estimated player pay life was applied to other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics, such as game genre and playing method, and in playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games’ operation periods change, sufficient individual game data becomes available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in the Group’s estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause its operating results to fluctuate.

(3) Principal Agent Consideration

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group evaluates agreements with distribution channels, payment channels (mobile carriers or third-party payment systems), game developers, and game players, in order to determine whether or not the Group acts as the principal or as an agent in the arrangement respectively, which it considers in determining if relevant revenues should be reported gross or net. The assessment is performed for the Group’s self-developed mobile games and mobile games licensed from third party developers.

a. Third party licensed games

The Group operates some mobile games licensed from third party developers. Revenues from games developed by third parties are shared between the Group and the game developers based on a predetermined percentage for each game. These revenue-sharing contracts typically last one to two years.

Pursuant to the licensing contracts signed between the Group and the third party developers, the Group’s responsibilities in operating the licensed games vary game-by-game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service, (iv) has involvement in the determination of product and service specifications.

For the game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, the Group considered itself the principal in these arrangements. Accordingly, the Group records mobile games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

For the game license arrangements under which the Group’s responsibilities are limited to publishing, providing payment solutions and game operating advices, the Group views the game developers to be its

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

customers and considers itself the agent in the arrangements. Accordingly, the Group records mobile games revenues from these third party licensed games, net of fees paid to third parties upon the provision of service.

b. Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

Online advertising

Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platform. The Group enters into cost-per-click (“CPC”), cost-per-activation (“CPA”) and cost-per-mille (“CPM”) arrangements for promoting applications, under which it bills its customers based on the volume of end users who click the advertisement (for “CPC” arrangements), who click and activate the application (for “CPA” arrangements) and based on the number of times the advertisement display on the platform (for “CPM” arrangements). Revenue is recognized based on the volume delivered at the pre-agreed unit price. The Group also enters into pay-for-time contracts, under which the Group bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages. Revenue is recognized ratably over the period the advertisement is displayed.

Cash payments received in advance of the Group’s performance of advertising services are recorded as “Customer advances” on the Consolidated Balance Sheets.

o. Cost of revenue

Cost of revenues primarily consists of distribution fees paid to distribution channels for publishing and distribution of the Group’s mobile games, payment processing fees paid to payment channels for processing the payments from game players, and content fees in the form of license fees and royalties paid to third-party game developers for the licensed games. These costs are expensed as incurred except for the direct and incremental distribution fees and commissions fees as well as royalties to developers are capitalized as “prepayment and other current assets” in the consolidated balance sheets in relation to the deferral of mobile game revenues as described above, which are recognized as “cost of revenue” in the period in which the related revenues are recognized in the consolidated statements of operations and comprehensive loss.

The indirect costs, such as server and bandwidth costs, staff costs involved in the mobile games operations, depreciation of property and equipment, and amortization of intangible assets, are expensed as incurred or over the estimated useful lives of the related assets. The Group has adopted the gross presentation for value-added tax (“VAT”) and business tax, VAT and business tax are included in revenues and cost of revenues. See Note 12 for more details regarding VAT and business tax.

p. Advertising expenses

Advertising expenses are expensed as incurred and are recorded as a component of sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss. The Group incurred advertising expenses of RMB10,661 and RMB17,877 and RMB97,105 for the years ended December 31, 2011, 2012 and 2013, respectively.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

q. Research and development expenses

Research and development expenses include payroll, rental, depreciation of property and equipment, outsourced technical services fees associated with game and platform development. Research and development expenses are expensed when incurred.

r. Operating leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the terms of underlying lease. The Group has no capital leases for any of the periods presented.

s. Share-based compensation

All share-based awards to employees and directors, including share options and ordinary shares awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

See Note 18 for further information regarding share-based compensation assumptions and expenses.

t. Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any interest or penalties associated with tax positions, or any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2011, 2012 and 2013.

u. Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pensions, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on a certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions.

The Group recorded employee benefit expenses of RMB2,215 and RMB9,660 and RMB26,227 for the years ended December 31, 2011, 2012 and 2013, respectively.

v. Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs and VIEs’ subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

The Group has made no appropriations to statutory surplus fund and other reserve funds for all periods presented as the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China were in accumulated loss position.

w. Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

x. Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion to redemption value of the preferred shares and deemed dividends to preferred shareholders (see Note 14), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Unvested restricted ordinary shares, even if legally issued and outstanding, are excluded from the weighted average shares outstanding for the calculation of basic earnings (loss) per share. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

y. Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

z. Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

aa. Recently issued accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists”, an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

as a reduction to a deferred tax asset for a net operating loss carry-forward, except for when a net operating loss carry-forward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry-forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. Risks and concentration

(a) Credit risk

The Group’s credit risk arises from cash and cash equivalents, as well as credit exposures to receivables due from its customers and other parties.

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and VIEs’ subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, except for the accounts receivable due from distribution channels, payment channels and online advertising agents as discussed below. The Group assesses the credit quality of and sets credit limits on its debtors by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b) Major customers and supplying channels

There are no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2011, 2012 and 2013.

Revenues processed by distribution channels and Payment channels representing over 10% of total mobile game revenues for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013
Distribution/payment Channel A	100%	20%	11%
Payment Channel B	—	40%	44%
Distribution/payment Channel C	—	16%	3%
Payment Channel D	—	12%	9%
Payment Channel E	—	—	11%

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The accounts receivable from distribution channels, payment channels and online advertising agents represented over 10% of accounts receivables balances as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2011	2012	2013
Distribution/payment Channel A	51%	11%	14%
Online advertising agent A	26%	3%	0%
Online advertising agent B	23%	0%	0%
Payment Channel B	—	51%	9%
Payment Channel D	—	16%	7%
Payment Channel E	—	—	13%
Payment Channel F	—	—	13%

(c) Major revenue generating games

Mobile game operation revenues from the Group’s Fishing Joy series (Fishing Joy I and Fishing Joy II) contributed 74%, 62%, and 73%, and an exclusively licensed third party developed game contributed nil, 21%, and 2% of the Group’s total revenues for the years ended December 31, 2011, 2012 and 2013 respectively. None of the rest of the Group’s mobile games contributed more than 10% of the Group’s total revenues for all periods presented.

(d) Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4. Business combination

a. Xiamen Yaji Software Co., Ltd

In November 2011, the Group made an investment of approximately RMB400 to incorporate Xiamen Yaji Software Co., Ltd. (“Ya Ji”) with three other shareholders. Ya Ji is primarily engaged in developing an open source mobile game engine and providing technical consulting services. The Group took 40% of equity interest in Ya Ji, and accounted for the RMB400 investment using the equity method of accounting. In November 2012, the Group further entered into a share transfer agreement with the three other shareholders of Ya Ji, to acquire the remaining 60% equity interest for a cash consideration of RMB8,000 and 1,545,500 fully vested options of the Company, the fair value of which was RMB2,829, which was measured by the Company using the Binominal option-pricing model with the assistance from an independent valuation firm.

As the Group obtained 100% control of Ya Ji on the acquisition date, it started to consolidate Ya Ji’s financial statements on November 30, 2012. The gain recognized on remeasurement of the previously held equity method investment in Ya Ji was RMB6,967 and is recorded in investment income/(loss) in the Group’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2012.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

In a business combination achieved in stages, the Group re-measured its previously held equity interest in Ya Ji at its acquisition-date fair value using a combination of the discounted cash flow method and the fair value derived from the consideration transferred. The excess of (i) the total of the value of consideration transferred and acquisition date fair value of previously held equity interest in Ya Ji over (ii) the fair value of the identifiable net assets of Ya Ji was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent valuation report and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

		Amortization period
Net tangible assets acquired	610
Identifiable intangible assets:
Mobile game engine	2,873	4 years

Identifiable net assets acquired (a)	3,483
Cash consideration paid (b)	4,000
Cash consideration payable (c)	4,000
Options consideration (d)	2,829
Fair value of previous held equity interest on acquisition date (e)	7,220

Goodwill (b+c+d+e-a)	14,566
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	718

Goodwill	15,284

In the valuation of Ya Ji’s mobile game engine, a combination of the excess earnings method, a variant of the income approach, and the cost approach, was used. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the combining operations of the Group and Ya Ji.

Acquisition related costs were immaterial and expensed as incurred. Pro forma results of operations have not been presented because the effect of the acquisition was not material to the Group’s consolidated financial statements.

5. Accounts receivable, net

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Mobile games related	304	24,137	129,728
Online advertising customers	286	972	2,541
Others	—	170	—

Total	590	25,279	132,269

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of debtors. The Group recognized nil, RMB74 and nil bad debt expenses for the years ended December 31, 2011, 2012, and 2013.

6. Prepayment and other current assets

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Deferred game costs	—	1,497	24,693
Prepaid royalty fees	—	638	11,927
Rental and deposits	194	192	9,884
Loan receivable	—	—	7,500
Promotion fees	1,239	909	5,207
Prepaid advertising costs	—	—	2,665
Employee advance	240	157	666
Prepaid game development costs	—	542	—
Other	1,121	562	3,047

Total	2,794	4,497	65,589

7. Equity investments

The following sets forth the changes in the Group’s equity investments:

	A-Kong(1)	Mo Huan(2)	Mo Jie(3)	Bi Yue(4)	Other equity method investments	Other cost method investments(5)	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	—	—	—	—	—	—	—
Investment	—	—	—	—	160	—	160

Balance as of December 31, 2011	—	—	—	—	160	—	160
Investment	7,881	—	—	—	540	3,135	11,556
Share of loss in equity investments	—	—	—	—	(389)	—	(389)
Converted to controlling interest	—	—	—	—	(253)	—	(253)

Balance as of December 31, 2012	7,881	—	—	—	58	3,135	11,074
Investment	—	2,000	8,900	3,970	580	1,500	16,950
Share of loss in equity investments	(2,570)	(135)	(106)	(123)	(638)	—	(3,572)

Balance as of December 31, 2013	5,311	1,865	8,794	3,847	—	4,635	24,452

1)	In December 2012, the Group acquired 49.96% equity interests in A-Kong Inc., a mobile game operator incorporated in March 2012 in Korea, for a cash consideration of KRW1,299,000 (Equivalent to RMB7,881). The investment was accounted for using equity method of accounting as the Group was able to exercise significant influence over the investee company.
2)	In May 2013, the Group acquired 20% of the equity interests in Xia Men Mo Huan Network Technology Co., Ltd, a mobile game developer, for a cash consideration of RMB2,000. The investment was accounted for using equity method of accounting as the Group was able to exercise significant influence over the investee company.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

3)	In August 2013, the Group acquired 40% equity interests in Mo Jie (Shen Zhen) Technology Co., Ltd, a company engaged in the development and operation of mobile games, for a cash consideration of RMB8,900, of which RMB4,000 had not been paid as of December 31, 2013 and was recorded as due to related parties in the Group’s consolidated balance sheets. The investment was accounted for using equity method of accounting as the Group was able to exercise significant influence over the investee company.
4)	In October 2013, the Group acquired 25% of the equity interests in Xia Men Bi Yue Network Technology Co., Ltd, a mobile game developer, for a cash consideration of RMB3,970. The investment was accounted for using equity method of accounting as the Group was able to exercise significant influence over the investee company.
5)	As of December 31, 2012 and 2013, investments accounted for under the cost method were RMB3,135 and RMB4,635. Investments were accounted for using the cost method of accounting if the Group had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value.

8. Property and equipment, net

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Computers and equipment	930	2,919	8,657
Servers	659	2,497	10,728
Furniture and fixtures	16	443	2,234
Leasehold improvement	2,115	3,167	7,932
Motor vehicles	—	350	350

Total	3,720	9,376	29,901

Less: Accumulated depreciation	(277)	(2,437)	(8,064)
Impairment	—	—	(1,589)

Property and equipment, net	3,443	6,939	20,248

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were RMB312, RMB2,179 and RMB5,672 respectively.

9. Intangible assets, net

The details of the Group’s intangible assets are as follows:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Intangible assets subject to amortization:
Mobile game engine	—	2,873	2,873
Software	—	185	2,757
Domain name	—	314	2,093
Trademark	—	—	800
Licensed game software	—	—	15,713

Less: Accumulated amortization	—	(83)	(4,367)
Impairment	—	—	(3,631)

Intangible assets, net	—	3,289	16,238

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were nil, RMB83 and RMB4,284, respectively.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

As of December 31, 2013, future amortization expenses related to the intangible assets of RMB6,787, RMB5,756, RMB1,793, RMB823, RMB640 and RMB439 are expected to be recognized in the years ending December 31, 2014 and 2015, 2016, 2017, 2018 and thereafter respectively.

10. Goodwill

The changes in the carrying value of the goodwill for the years ended December 31, 2011, 2012 and 2013 are as follows:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at the beginning of the period	600	600	15,884
Increase in goodwill related to acquisition (Note 4)	—	15,284	—

Balance at end of the period	600	15,884	15,884

The Group did not recognize any goodwill impairment for the years ended December 31, 2011, 2012 and 2013.

11. Accounts payable

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Royalty fees payable	—	1,159	42,458
Distribution fees payable	—	6,964	59,954
Marketing promotion fees payable	353	1,263	17,807
Others	575	345	2,368

Total	928	9,731	122,587

12. Accrued expenses and other liabilities

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Consideration payable for business acquired	—	4,000	—
Accrued professional service fees	405	1,811	2,307
Accrued employee social welfare benefits	190	1,305	4,660
Others	397	673	3,216

Total	992	7,789	10,183

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

13. Taxation

a. Transition from PRC Business Tax to PRC Value Added Tax

A Pilot program for transition from business tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1, 2013, all regions in China have launched the pilot program.

b. Business Tax and VAT

Prior to the pilot program, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China were subject to Business Tax of 5% and related surcharges on revenues from mobile game and online advertising. Business tax and the related surcharges are recognized when the revenue is earned.

After the launch of the pilot program, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China are subject to 3% or 6% VAT for revenues from mobile game and online advertising.

c. Income taxes

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

PunchBox USA Inc. is generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction.

Korea

Chukong Technology Korea, Inc. is subject to corporate income tax rates ranging from 10% to 20%.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a Corporate Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. Companies that qualify as software enterprises are exempt from PRC income tax for two years and subject to a preferred income tax rate of 12.5% for the following three years, starting from the first profit making year. Chukong Beijing, Chukong Technology and Xiamen Yaji are software enterprises, and are eligible for such preferential tax treatment commencing from each of their first profit-making year.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes.

The components of (loss)/income before income taxes and the components of income taxes are as follows:

	For the Years Ended December 31,
	2011		2012		2013
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
(Loss)/income before income tax expenses	(12,854)	(16,010)	(19,812)	(32,312)	(49,442)	(38,216)
Current income tax expenses	—	—	—	—	705	122
Deferred income tax expenses/(credits)	—	—	—	(15)	—	(179)

Income tax expenses/(benefits)	—	—	—	(15)	705	(57)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Years ended December 31,
	2011	2012	2013
Statutory income tax rates	25.0%	25.0%	25.0%
Foreign tax rate differential	(10.6)%	(8.1)%	(15.2)%
Effect on permanent difference	(1.5)%	(2.3)%	(5.4)%
Change in income valuation allowance	(12.9)%	(14.6)%	(5.2)%

Effective tax rate	0.0%	0.0%	(0.8)%

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Deferred tax assets:
Deferred revenues	—	331	1,883
Investment loss	—	97	772
Accrued expense and payroll	855	4,468	8,818
Impairment of property and equipment	—	—	397
Impairment of royalty and license fees	—	426	3,475
Others	176	144	557
Net operating loss from operations	2,703	8,809	2,952

Total deferred tax assets	3,734	14,275	18,854
Less: valuation allowance	(3,734)	(14,275)	(18,854)

Net deferred tax assets	—	—	—

Deferred tax liabilities:
Intangible assets arisen from business combination	—	(703)	(524)

Total deferred tax liabilities	—	(703)	(524)

As of December 31, 2013, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had net operating loss carry forwards of RMB10,883 which will expire during the period between December 31, 2015 and December 31, 2018.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2011, 2012 and 2013.

Movement of valuation allowance

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of the period	—	(3,734)	(14,275)
Provision	(3,734)	(10,541)	(10,808)
Reversal	—	—	6,229

Balance at the end of the period	(3,734)	(14,275)	(18,854)

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

14. Preferred shares

As of December 31, 2013, the preferred shares are comprised of the following:

Series	Issuance Date	Shares authorized	Shares Issued	Shares outstanding	Issue Price per Share	Proceeds from Issuance
					USD	USD
A	April 13, 2011	17,857,150	14,285,700	14,285,700	0.084	1,200
A	December 23, 2013*	17,857,150	3,571,450	3,571,450	0.084	300
B	August 18, 2011	31,959,597	31,959,597	31,959,597	0.440	14,006
C	August 28, 2012	28,735,413	28,735,413	28,735,413	0.626	18,000
D	October 18, 2013	16,173,838	16,173,838	16,173,838	3.091	50,000

*	In December 2013, upon the exercise of the Series A Warrants, the Company issued 3,571,450 shares of Series A Preferred Shares for a consideration of RMB1,835. Please refer to Note 15.

The Group has classified all Preferred Shares in the mezzanine section of the consolidated balance sheets because they are contingently redeemable. In addition, the Group records accretion on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates.

The Group has determined that conversion and redemption features embedded in the preferred shares are not required to be bifurcated and accounted for as a derivative.

The Group has determined that there was no beneficial conversion feature attributable to any of the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s common shares determined by the Group with the assistance from an independent valuation firm.

The key terms of the preferred shares are as follows:

Conversion

Optional conversion

All Preferred Shares are convertible, at the option of their holders, at any time after the date of issuance, into ordinary shares at an initial conversion ratio of 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

Automatic conversion

All Preferred Shares are automatically convertible into the number of ordinary shares upon the earlier of (i) the closing of a Qualified IPO, or substantially equivalent, or (ii) the date upon which the Company obtains the vote or consent of the holders of at least sixty-six percent (66%) of the then outstanding Preferred Shares voting together as a single class.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

A qualified IPO is defined as a firm commitment underwritten registered public offering by the Company of its Ordinary Shares on an internationally recognized stock exchange in the United States or Hong Kong, or on any combination of such jurisdictions, or in any other jurisdiction acceptable to the shareholders who holds more than a majority in voting power of the then outstanding Preferred Shares, in any case reflecting a post-offering valuation of the Company at no less than US $700 million, unless otherwise approved by at least two-thirds of the directors of the Company.

Redemption

Redemption period

Prior to the issuance of Series D Preferred Shares, Series A, Series B and Series C Preferred Shares were redeemable if the Company has not completed a qualified IPO within the 5 years after the Series A Preferred Shares issuance date. The holders of the two-thirds of then outstanding Series A Preferred Shares, the holders of the two-thirds of then outstanding Series B Preferred Shares and the holders of the two-thirds of then outstanding Series C Preferred Shares, shall have the rights, at any time commencing from the 5th anniversary of the Series A Preferred Shares issuance date (i.e. April 12, 2016), to request the Company to redeem all or a portion of the then outstanding Series A Preferred Shares, the then outstanding Series B Preferred Shares and the then outstanding Series C Preferred Shares, on a pari passu basis.

Upon the issuance of Series D Preferred shares, the date when Preferred Shares become redeemable was modified to be at any time commencing from the 3rd anniversary of the Series D Preferred Shares issuance date (i.e. October 18, 2013). The impact from this modification was immaterial to the Group’s consolidated financial statements.

Redemption value

Prior to the issuance of the Series B Preferred Shares, the redemption value of the Series A Preferred Shares shall be the original issue price of such Series A Preferred Share, plus 15% compounded annual return, plus all dividends declared and unpaid with respect to such shares up to redemption closing date.

Upon the issuance of the Series B Preferred Shares, the redemption value of the Series A Preferred Shares were modified to be the same as the Series B Preferred Shares, which shall be equal to the higher of (i) or (ii) below:

(i) The original issue price of Preferred Shares, plus 15% compounded annual return, plus all dividends declared and unpaid with respect to such shares up to redemption closing date.

(ii) The fair market value of the Preferred Shares as determined by an independent valuation firm mutually agreeable to the Company and the majority of the holders of then outstanding Preferred Shares at the redemption date.

This modification represented a transfer of wealth from ordinary shareholders to Series A Preferred Shareholders, a deemed dividend equal to the incremental value of the Series A Preferred Shares, amounting to RMB601, was evaluated by the Group at the time of modification, and recorded against additional paid-in capital for the year ended December 31, 2011.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

There was no change of redemption features upon the Company’s issuance of the Series C Preferred Shares on August 28, 2012.

Upon the issuance of Series D Preferred Shares, there was no change to the redemption value of Series A, Series B and Series C Preferred Shares, and the redemption value of Series D Preferred Shares shall be equal to the higher of (i) or (ii) below:

(i) The original issue price of the Series D Preferred Shares, plus 12% compounded annual return, plus all dividends declared and unpaid with respect to such shares up to redemption closing date.

(ii) The fair market value of the Series D Preferred Share as determined by an independent valuation firm mutually agreeable to the Company and the majority of the holders of then outstanding Preferred Shares at the redemption date.

The Group accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Company’s Preferred Shares activities for the years ended December 31, 2011, 2012 and 2013 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB
Balance as of January 1, 2011	—	—	—	—	—	—	—	—
Gross proceeds from issuance	14,285,700	7,806	30,681,819	86,367	—	—	—	—
Issuance costs	—	(258)	—	(1,933)	—	—	—	—
Allocation of proceeds to Series A Warrants	—	(719)	—		—	—	—	—
Issuance upon conversion from convertible notes	—	—	1,277,778	3,235	—	—	—	—
Increase in fair value of preferred shares due to a modification of redemption right	—	601	—	—	—	—	—	—
Preferred Shares redemption value accretion	—	1,090	—	5,001	—	—	—	—

Balance as of December 31, 2011	14,285,700	8,520	31,959,597	92,670	—	—	—	—

Gross proceeds from issuance	—	—	—	—	28,735,413	114,128	—	—
Issuance costs	—	—	—	—	—	(4,620)	—	—
Preferred Shares redemption value accretion	—	3,323	—	15,456	—	6,259	—	—

Balance as of December 31, 2012	14,285,700	11,843	31,959,597	108,126	28,735,413	115,767	—	—

Gross proceeds from issuance	—	—	—	—	—	—	16,173,838	307,117
Issuance costs	—	—	—	—	—	—	—	(7,586)
Preferred Shares redemption value accretion	—	14,234	—	45,814	—	45,157	—	9,778
Gross proceeds from warrant exercise	3,571,450	1,835	—	—	—	—	—	—
Reclassification from warrant liability upon the exercise of Series A Warrants	—	39,264	—	—	—	—	—	—

Balance as of December 31, 2013	17,857,150	67,176	31,959,597	153,940	28,735,413	160,924	16,173,838	309,309

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Liquidation

Prior to the issuance of Series D Preferred Shares, in the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of the Series A, Series B and Series C Preferred Shares shall be entitled to receive, on a pari passu basis, an amount equal to 150% of the original purchase price of each of the Series A, Series B and Series C Preferred Shares, plus all dividends declared but unpaid with respect thereto.

Upon the issuance of Series D Preferred Shares, the liquidation terms were modified as follows:

(i) The holders of the Series D Preferred Shares shall be entitled to receive, on a pari passu basis, an amount equal to 120% of the original purchase price of each of the Series D Preferred Shares, plus all dividends declared but unpaid with respect thereto,

(ii) After the distribution described in (i) above has been paid in full, the holders of the Series A, Series B and Series C Preferred Shares shall be entitled to the remaining liquidation assets, on a pari passu basis, an amount equal to 150% of the original purchase price of each of the Series A, Series B and Series C Preferred Shares, plus all dividends declared but unpaid with respect thereto.

After distribution or payment in full of the amount distributable or payable on the Preferred Shares as above, the remaining assets shall be distributed ratably among the holders of ordinary shares and the Preferred Shares on an as-if-converted basis.

This modification had no impact on the Group’s consolidated financial statements.

Dividends

The holders of all Preferred Shares shall be entitled to receive, if and when declared by the Board (including the affirmative votes of at least one Series A Preferred Director, at least one Series B Preferred Director, at least one Series C Preferred Director and at least one Series D Preferred Director), out of any funds legally available therefor, cumulative dividends in preference to any dividend on the ordinary shares at the compounded rate of six percent (6%) of the original issue price per annum per Preferred Share then held by such holder (proportionately adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions). No dividend, whether in cash, in property or in shares of the capital of the Company, shall be paid on any other class or series of shares of the Company unless and until a dividend as described above is first paid in full on the Preferred Shares, on an as-if-converted basis.

Voting rights

Holders of the ordinary shares and the Series A, Series B, Series C and Series D Preferred Shares shall vote together as a single class on all matters submitted to a vote of the shareholders of the company. The holder of each ordinary share issued and outstanding shall have one vote in respect of each ordinary share held, and the holder of each Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares on an as converted basis.

15. Warrants

On April 13, 2011, in conjunction with the issuance of the Series A Preferred Shares, the Company issued 3,571,450 warrants to purchase Series A Preferred Shares (“Share A Warrants”) with an exercise price of USD0.084 per share. The Series A Warrants were exercisable at any time until the third anniversary from the date of issuance.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The activity of Series A Warrants are summarized in the following table:

RMB
Liabilities:
Balance as of January 1, 2011	—
Fair value of Series A Warrants upon issuance	719
Change in fair value of Series A Warrants	2,895
Effect of currency translation adjustment	(79)

Balance as of December 31, 2011	3,535
Change in fair value of Series A Warrants	6,413
Effect of currency translation adjustment	(42)

Balance as of December 31, 2012	9,906
Change in fair value of Series A Warrants	30,071
Effect of currency translation adjustment	(713)
Exercise of Series A Warrants	(39,264)
Balance as of December 31, 2013	—

The Series A Warrants were considered freestanding financial instruments that, upon exercise, will result in delivery of equity shares that may require the Company to transfer assets.

Accordingly, the Series A Warrants were classified as a liability on the Group’s consolidated balance sheets for the years ended December 31, 2011 and 2012. The Series A Warrants were initially recorded at fair value and were subsequently marked to market at each reporting period end with changes in fair value recognized in earnings.

On December 23, 2013, upon the exercise of the Series A Warrants, the Company issued 3,571,450 shares of Series A Preferred Shares for a consideration of RMB1,835.

With the assistance of an independent valuation firm, the fair value of the Series A Warrants as of December 31, 2011, 2012 and December 23, 2013 was estimated using the Binominal option pricing model, which involved significant assumptions that were not observable in the market. The following is a summary of the assumptions applied to the model:

	As of
	December 31,	December 31,	December 23,
	2011	2012	2013
Expected volatility	53%	51%	55%
Risk-free interest rate (per annum)	0.3%	0.2%	0.07%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	2.28	1.28	0.30
Fair value of underlying Series A Preferred Shares (USD)	0.24	0.54	1.90

The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. Expected term is the warrant’s remaining life to the maturity date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at the date of grant date and each warrant valuation date was estimated based on the historical stock prices of comparable companies.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

16. Convertible Note

On June 6, 2011, the Group issued convertible notes (“Convertible Notes”) to Northern Light Venture Capital II, Ltd. (NLVC), for a cash consideration of USD500. The Convertible Notes bears interest at a rate of 6% per annum with the maturity of one year. At the option of NLVC, the Convertible Notes may be converted upon the closing of next financing into securities of Company issued in the next financing:

(i) with a 10% discount from the per share price of the next financing if converted within three months;

(ii) with a 20% discount from the per share price of the next financing if converted any time after three months

On August 18, 2011, upon the issuance of Series B Preferred Shares, the Convertible Notes held by NLVC were converted into 1,277,778 Series B Preferred Shares with the principal amount of USD500 plus accrued interests of USD6. The difference between the fair value of Series B Preferred Shares upon issuance and the conversion price amounting to RMB359 was recorded as “Beneficial conversion charges on convertible notes” in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2011.

17. Ordinary shares

The Company was incorporated in the Cayman Islands in November 2010. The Company is authorized to issue a maximum of 500,000,000 shares with a par value of USD0.000002 per share, comprised of 405,274,002 ordinary shares and 94,725,998 preferred shares as of December 31, 2013.

In April 2011, the Board of Directors and the shareholders of the Company approved a 10,000 for 1 share split of each of the previously issued ordinary shares. In August 2011, the Board of Directors and the shareholders of the Company approved to split each of the previously issued ordinary shares and Series A Preferred Shares into 50 ordinary shares and Series A Preferred Shares, respectively. All shares and per share information presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the share split as if the new share structure had been in place throughout the periods presented.

18. Share incentive plan

Share options

In April 2011, the Group authorized an employment-related stock incentive plan (the “2011 Plan”), through which 7,142,850 shares of ordinary shares were reserved to be issued to any qualified employees, as determined by the Board, with the contractual term of 10 years.

In December 2011, the Group granted 3,980,443 options with an exercise price of USD0.147 per share under the 2011 Plan to certain key management and employees. The options were to be vested over four years, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

In December 2012, in connection with the step acquisition of Ya Ji (see Note 4), the Group granted 3,091,000 options with an exercise price of USD0.10 per share under the 2011 Plan. One half (1/2) of which shall vest and become exercisable upon the date of grant and the remaining shall vest in three equal installments at each anniversary of the date of grant in the following three years.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

In June 2013, the Group authorized another employment-related stock incentive plan (the “2013 Plan”), under which 3,400,000 shares of ordinary shares were newly reserved to be issued for future issuance. In addition, any shares subject to stock options granted under the 2011 Plan and outstanding on the date of adoption of the 2013 Plan expire or for any reason are cancelled or terminated will be available for grant and issuance under the 2013 Plan. The 2013 Plan has the contractual term of 10 years.

On June 30, 2013, the Group cancelled 500,000 options granted to Ya Ji employees. The cancellation was treated as a settlement for no consideration and all remaining unrecognized compensation costs amounting to RMB771 were accelerated and recognized as share based compensation expenses for the year ended December 31, 2013.

In July 2013, the Group granted 3,428,824 options with an exercise price of USD0.24 per share under the 2013 Plan to certain key management and employees. The options were to be vested over four years in two methods depending on the time when the grantees were hired by the Group:

i) One fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

ii) 12.5% of which shall vest and become exercisable upon the date of grant, another 12.5% of which shall vest and become exercisable upon the expiration of six months after the grant date, and the remaining shall vest monthly thereafter in 36 equal monthly installments.

In October, 2013, upon the issuance of Series D Preferred Shares, the Company’s shareholders approved an amendment to the 2013 Plan that reserved additional 4,852,151 shares of ordinary shares.

In October 2013, the Group granted 2,132,700 options with an exercise price of USD0.77 per share under the 2013 Plan to certain key management and employees. The options were to be vested in two methods depending on the time when the grantees were hired by the Group:

i) One fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

ii) One half (1/2) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 12 equal monthly installments.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

A summary of the Group’s share option activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		USD	In years	USD
Outstanding as of January 1, 2011	—	—	—	—
Granted	3,980,443	0.15	—	—
Forfeited	—	—	—	—

Outstanding as of December 31, 2011	3,980,443	0.15	9.97	—
Granted	3,091,000	0.10	—	—
Forfeited	(465,247)	0.15	—	—

Outstanding as of December 31, 2012	6,606,196	0.13	9.44	1,757
Granted	5,561,524	0.44	—	—
Forfeited	(493,248)	0.16	—	—
Cancelled	(861,859)	0.12	—	—

Outstanding as of December 31, 2013	10,812,613	0.29	9.05	14,331

Vested and expected to vest as of December 31, 2013	10,812,613	0.29	9.05	14,331
Exercisable as of December 31, 2013	3,536,105	0.13	8.64	5,245

The weighted average grant date fair value of options granted for the years ended December 31, 2011, 2012 and 2013, were USD0.078, USD0.303 and USD0.701 per share, respectively.

Share based compensation expenses for the share based awards which are based on service conditions are recognized using the straight-line attribution approach.

For the years ended December 31, 2011, 2012 and 2013, the Group recognized share based compensation expenses of RMB12, RMB467 and RMB5,200 for share options.

As of December 31, 2013, there were RMB23,139 of total unrecognized compensation expenses, adjusted for estimated forfeitures, related to share options arrangements. The expenses are expected to be recognized over a weighted average period of 3.14 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

Valuation Assumptions

The Group estimated the fair value of share options using the Binominal option pricing model with the assistance from an independent valuation firm. The fair value of each option granted is estimated on the date of grant with the following assumptions:

	2011	2012	2013
Expected volatility	55%	58%	58%-62%
Risk-free interest rate (per annum)	2.0%	1.8%	2.6%
Exercise multiple	2.20-2.80	2.20-2.80	2.20-2.80
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0.0%-10.0%	0.0%-10.0%	0.0%-10.0%
Fair value of the underlying ordinary shares on the date of option grants (USD)	$0.14	$0.39	$1.33-$1.35

The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

Restricted shares

In addition to share options, in October 2013, the Group awarded 550,000 restricted shares under the 2013 Plan to an executive officer. The restricted shares were subject to transfer restrictions and to be vested over four years, one fourth (1/4) of which shall vest upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments. In addition, the restricted shares are subject to repurchase by the Company at the fair market value of the shares at the date of repurchase.

A summary of activities for the restricted shares for the year ended December 31, 2013 is presented below:

Restricted shares	Number of Shares
Unvested at January 1, 2013	—
Granted	550,000
Vested	—
Forfeited	—
Unvested at December 31, 2013	550,000

Expected to vest at December 31, 2013	550,000

The weighted average grant date fair value of the restricted shares for the year ended December 31, 2013 was USD1.35 per share. For the year ended December 31, 2013, total share-based compensation expenses recognized for the services-based restricted shares were RMB221.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

As of December 31, 2013, there were RMB4,361 of total unrecognized compensation expenses related to the restricted shares. That expenses are expected to be recognized over a weighted-average period of 3.8 years.

Founders’ shares

In April 2011, the Company’s two founding shareholders, who are also employees, entered into an arrangement with the investor in conjunction with the issuance of Series A Preferred Shares, whereby all of their 45,000,000 ordinary shares (“Founders’ shares”) became subject to transfer restrictions. In addition, such Founders’ shares are subject to repurchase by the Company upon termination of employment. The repurchase price is the par value of the ordinary shares. This arrangement has been accounted for as a reverse stock split followed by a grant of restricted stock awards subject to service vesting conditions. The computation of basic and diluted EPS has been adjusted retrospectively to reflect the change for all periods presented. The Founders’ shares were to be vested over four years, fifty percent of which shall vest and become exercisable upon the second anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 equal monthly installments.

In October 2013, the Board of Directors of the Group approved the acceleration of vesting schedule of Founders’ shares, all Founders’ shares held by the two founding shareholders became fully-vested immediately, unrecognized compensation expenses amounting to RMB2,052 was immediately recognized accordingly.

A summary of activities for the Founder’s shares for the years ended December 31, 2011, 2012 and 2013 is presented below:

Number of Shares
Founders’ shares
Unvested at January 1, 2011	—
Granted	45,000,000
Vested	—
Forfeited	—

Unvested at December 31, 2011	45,000,000
Granted	—
Vested	—
Forfeited	—

Unvested at December 31, 2012	45,000,000
Granted	—
Vested	45,000,000
Forfeited	—

Unvested at December 31, 2013	—

Vested at December 31, 2013	45,000,000

The weighted average grant date fair value of the Founders’ shares for the year ended December 31, 2011 was USD0.02 per share.

For the years ended December 31, 2011, 2012 and 2013, total share-based compensation expenses recognized for the Founder’s share-based awards were RMB996, RMB1,372 and RMB3,061, respectively.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

As of December 31, 2013, there were no unrecognized compensation expenses related to the Founders’ shares.

19. Net loss per share

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net loss	28,864	52,109	88,306
Deemed dividends to preferred shareholders	601	—	—
Series A Preferred Shares accretion	1,090	3,323	14,234
Series B Preferred Shares accretion	5,001	15,456	45,814
Series C Preferred Shares accretion	—	6,259	45,157
Series D Preferred Shares accretion	—	—	9,778

Numerator for basic and diluted loss per share	35,556	77,147	203,289

Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	5,000,000	5,000,000	27,042,808

Basic and diluted loss per share attributable to the Company’s ordinary shareholders	(7.11)	(15.43)	(7.52)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2011, 2012 and 2013, on a weighted average basis, options to purchase ordinary shares of 109,053, 5,335,662, and 8,362,879 respectively, restricted shares of nil, nil, and 106,986 respectively, and Founders’ shares of 45,000,000, 45,000,000 and 22,957,192 respectively, that were anti-dilutive and excluded from the calculation of diluted net loss per share. For the years ended December 31, 2011, 2012 and 2013, the Series A, Series B, Series C and Series D Preference Shares of 22,075,066, 56,086,192 and 78,338,068 respectively, and Series A warrants exercisable to purchase Series A Preferred Shares of 2,563,616, 3,571,450 and 3,493,172, respectively, on a weighted average basis were also anti-dilutive and excluded from the calculation of diluted net loss per share.

20. Fair value measurement

The Group’s financial instruments include cash equivalents, accounts receivable, prepayment and other current assets, accounts payable, deferred revenues, customer advances, warrant liability, accrued expenses and other current liabilities.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2011:

		Fair value measurement at reporting date using
Description	December 31, 2011	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (level3)
	RMB	RMB	RMB	RMB
Liabilities
Warranty liability	3,535	—	—	3,535

Total Liability	3,535	—	—	3,535

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012:

		Fair value measurement at reporting date using
Description	December 31, 2012	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (level3)
	RMB	RMB	RMB	RMB
Liabilities
Warranty liability	9,906	—	—	9,906

Total Liability	9,906	—	—	9,906

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013:

		Fair value measurement at reporting date using
Description	December 31, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (level3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	38,574		38,574

Total assets	38,574		38,574

Cash equivalents

The Group’s cash equivalents mainly consist of time deposits placed with banks with an original maturity of three months or less. The fair value of time deposits is determined based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Warrant liability

The Group’s financial liabilities measured at fair value on a recurring basis include warrant liability in connection with issuance of preferred shares based on Level 3 inputs as of December 31, 2011 and 2012, see Note 14 for additional information.

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepayments and other assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, customers advances, accrued expenses and other current liabilities and deferred revenues are financial liabilities with carrying values that approximate fair value due to their short term nature.

The Group measures certain financial assets, including equity method investments and cost method investments, at fair value only if they were determined to be impaired on an other-than-temporary basis. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, is measured at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

As of December 31, 2013, certain licensed game software were measured using significant unobservable inputs (Level 3) of estimated cash flow and written down from their respective carrying value to fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. Impairment charges related to these licensed game software were RMB3,631.

21. Commitments and contingencies

(a) Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB3,749, RMB7,367 and RMB13,132 during the years ended December 31, 2011, 2012 and 2013, respectively, and were charged to the consolidated statements of operations and comprehensive loss when incurred.

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Group recognizes rental expenses under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expenses and the cash paid for rent was recorded as prepaid rent or deferred rent. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through October 2016.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

As of December 31, 2013, future minimum commitments under non-cancelable agreements were as follows:

	2014	2015	2016	2017	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Operating lease commitment	13,610	4,798	2,211	—	—	20,619
IDC commitment	3,541	—	—	—	—	3,541
Royalty and license fee commitment	63,940	—	—	—	—	63,940
Advertising commitment	20,706	—	—	—	—	20,706
Technical service fee	720	—	—	—	—	720

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On January 26, 2014, Chukong Beijing and Chukong Technology received a complaint filed by two China-based companies with Guilin Municipal Intermediate People’s Court of Guangxi Zhuang Autonomous Region, alleging that the Group’s Fishing Joy series infringed their brand name, artworks copyrights and software copyrights. In addition to monetary relief of RMB97 million, including damages, fees and costs, the plaintiffs also requested the court to permanently enjoin the Group from operating the Fishing Joy series games. For the years ended December 31, 2011, 2012 and 2013, the Group derived 74%, 62% and 73% of its total revenues from the Fishing Joy series, respectively. On March 6, 2014, Guilin Municipal Intermediate People’s Court dismissed the Group’s motion to dismiss for lack of jurisdiction. The Group appealed such dismissal on March 24, 2014 to the Higher People’s Court of the Guangxi Zhuang Autonomous Region. Because the Group’s appeal on the issue of jurisdiction is still pending, no evidence has been submitted to the relevant court to evaluate the merit of this lawsuit. The Group believes the case is without merits and intends to vigorously defend itself in this lawsuit. Therefore, the Group cannot estimate when the final ruling on this lawsuit may be issued, nor can it determine the possibility whether a loss may be incurred or estimate the amount or range of reasonably possible losses.

The Group did not record any other legal contingencies as of December 31, 2013.

22. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2013:

Company name	Relationship with the Group
Xiamen Yaji Software Co., Ltd.	Equity investee till November 30, 2012, and became the wholly owned subsidiary of the Group’s VIE starting November 30, 2012. See Note 4 for details.
A-Kong Inc.	Joint Venture
Guangzhou Huolieniao Network Technology Co., Ltd.	Equity investee
Xiamen Motu Network Technology Co., Ltd.	Equity investee
Fujian Zhangyou Technology Co., Ltd.	Equity investee
Beijing Holdfly Technology Co.	Equity investee
Mo Jie (Shen Zhen) Technology Co., Ltd.	Equity investee
Xiamen Mohuan Technology Co., Ltd	Equity investee
Xiamen Biyue Network Technology Co., Ltd	Equity investee
Mr. Gary Guanqun Liu	The Founder and COO of the Group

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Technical services provided by Guangzhou Huolieniao Network Technology Co., Ltd.	—	354	500
Technical services provided by Xiamen Yaji Software Co., Ltd.	—	1,978	—

Total	—	2,332	500

Royalty fees to Xiamen Motu Network Technology Co., Ltd.*	—	—	24,285
Royalty fees to Fujian Zhangyou Technology Co., Ltd.	—	505	358
Development costs to Guangzhou Huolieniao Network Technology Co., Ltd.	—	—	3,715

Total	—	505	28,358

*	RMB12,169 was capitalized as “prepayment and other current assets—deferred game costs” in the consolidated balance sheets as of December 31, 2013 in relation to the deferral of mobile game revenue.

As of December 31, 2011, 2012 and 2013, outstanding amounts due from/to related parties were as follows:

	As of December, 31
	2011	2012	2013
	RMB	RMB	RMB
Due to Mr. Gary Guanqun Liu for business expenses paid on behalf of the Group	100	—	—
Investment payable to A-Kong Inc.	—	339	—
Investment payable to Mo Jie (Shen Zhen) Technology Co., Ltd	—	—	4,000
Investment payable to Xiamen Motu Network Technology Co., Ltd	—	1,750	—
Due to Xiamen Motu Network Technology Co., Ltd for royalty fee	—	—	18,154
Due to Fujian Zhangyou Technology Co., Ltd for royalty fees	—	—	73

Total	100	2,089	22,227

Loan to Guangzhou Huolieniao Network Technology Co., Ltd	—	300	500
Due from Beijing Holdfly Technology Co. for business expenses	—	153	—
Loan to A-Kong Inc.	—	503	—
Prepaid royalty fee to Guangzhou Huolieniao Network Technology Co., Ltd	—	—	174

Total	—	956	674

23. Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares

The unaudited pro-forma balance sheet information as of December 31, 2013 assumes the qualified IPO has occurred and presents an adjusted financial position as if the re-designation of all outstanding ordinary shares and the conversion of all outstanding Preferred Shares into Class B ordinary shares at the original conversion ratio as described in Note 14 occurred on December 31, 2013.

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

The unaudited pro-forma basic and diluted net loss per share reflecting the effect of the re-designation of all outstanding ordinary shares and conversion of all outstanding Preferred Shares into Class B ordinary shares are presented as follows as if the re-designation and conversion had occurred at the beginning of the year:

For the Year Ended December 31, 2013
RMB
Numerator:
Net loss attributable to ordinary shareholders	203,289
Pro forma effect of conversion of preferred shares	114,983

Numerator for pro forma basic and diluted net loss per share	88,306

Denominator:
Weighted average number of ordinary shares outstanding	27,042,808
Pro forma effect of conversion of preferred shares	78,338,068

Denominator for pro forma basic and net diluted loss per share	105,380,876
Pro forma net loss per ordinary share:
Basic and diluted	(0.84)

For the years ended December 31, 2013, on a weighted average basis, options to purchase ordinary shares of 8,362,879, restricted shares of 106,986, and Founders’ shares of 22,957,192 respectively were anti-dilutive and excluded from the calculation of pro forma diluted net loss per share.

24. Subsequent events

The Company has evaluated all subsequent events through April 3, 2014, the date the financial statements were issued, and no additional items were noted that need to be disclosed.

25. Subsequent events after date of original issuance (unaudited)

a) On April 18, 2014, the shareholders of the Company adopted a special resolution to approve the Fifth Amended and Restated Memorandum and Articles of Association (the “post-IPO memorandum and articles of association”), which will become effective upon completion of the Company’s initial public offering. The post-IPO memorandum and articles of association contemplates a dual class voting structure, which will be implemented immediately prior to the completion of the initial public offering of the Company, when all of the outstanding shares prior to the completion of this initial public offering will be automatically redesignated or converted into Class B ordinary shares, and all ordinary shares to be issued in or after the completion of this offering will be Class A ordinary shares. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as may otherwise be required by law.

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any

CHUKONG HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except for share and share related data)

person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

b) On April 18, 2014, the shareholders of the Company approved that, immediately upon the completion of the Company’s initial public offering, the authorized share capital of the Company is US$6,000 divided into 3,000,000,000 shares comprising of (i) 2,000,000,000 Class A ordinary shares of a par value of US$0.000002 each, (ii) 200,000,000 Class B ordinary shares of a par value of US$0.000002 each, and (iii) 800,000,000 shares of a par value of US$0.000002 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Company’s post-offering articles of association.

26. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB51,776 as of December 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIEs and VIEs’ subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company for the year ended December 31, 2013. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries and VIEs”.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. This condensed financial information should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company’s accounting policies are the same as the Group’s policies with the exception of the accounting for the investments in subsidiaries and VIEs. Translations of balances in the Company’s Balance Sheets, Statements of Operations and Comprehensive Loss and Cash flows from RMB into USD as of and for the year ended December 31, 2013 are solely for the convenience of the readers and were calculated at the rate of USD1.00 = RMB6.0537, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2013, or at any other rate.

CHUKONG HOLDINGS LIMITED

Condensed Financial Information of Parent Company

BALANCE SHEETS

(All amounts in thousands, except for share and share related data)

	As of December 31,
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)
				(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	62,828	71,269	202,608	33,468
Accounts receivable, net	286	934	8,740	1,444
Prepayment and other current assets	1,133	10,168	9,240	1,526
Due from subsidiaries and VIEs	5,465	51,958	197,476	32,621

Total current assets	69,712	134,329	418,064	69,059

Non-current assets:
Investments in subsidiaries and VIEs	1,814	4,033	—	—
Property and equipment, net	37	48	44	7
Intangible asset	—	314	1,762	291
Other non-current assets	—	—	9,000	1,488

Total non-current assets	1,851	4,395	10,806	1,786

Total assets	71,563	138,724	428,870	70,845

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)
Current liabilities:
Accounts payable	353	100	4,631	765
Deferred revenue			6,267	1,035
Customer advances	—	165	—	—
Warrant liability	3,535	9,906	—	—
Salary and welfare payable	242	184	78	13
Accrued expenses and other current liabilities	125	22	5,513	910
Due to subsidiaries and VIEs	257	270	4,099	677

Total current liabilities	4,512	10,647	20,588	3,400

Deficits in subsidiaries and VIEs	—	—	21,920	3,622

Total liabilities	4,512	10,647	42,508	7,022

Commitments and contingencies (Note 21)
Mezzanine equity
Series A Preferred Shares (USD0.000002 par value, 17,857,150 shares authorized, 14,285,700, 14,285,700 and 17,857,150 shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively; redemption value of RMB20,869, RMB44,281 and RMB187,163 as of December 31, 2011, 2012 and 2013, respectively; liquidation value of RMB11,342, RMB11,314 and RMB13,718 as of December 31, 2011, 2012 and 2013, respectively)	8,520	11,843	67,176	11,097
Series B Preferred Shares (USD0.000002 par value, 31,959,597 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively; redemption value of RMB169,029, RMB179,112 and RMB414,687 as of December 31, 2011, 2012 and 2013, respectively; liquidation value of RMB132,376, RMB132,052 and RMB128,090 as of December 31, 2011, 2012 and 2013, respectively)	92,670	108,126	153,940	25,429
Series C Preferred Shares (USD0.000002 par value, nil authorized, issued and outstanding as of December 31, 2011, 28,735,413 shares authorized, issued and outstanding as of December 31, 2012 and 2013, respectively; redemption value of nil, RMB189,703 and RMB404,292 as of December 31, 2011, 2012 and 2013, respectively; liquidation value of nil, RMB169,708 and RMB164,616 as of December 31, 2011, 2012 and 2013, respectively)	—	115,767	160,924	26,583
Series D Preferred Shares (USD0.000002 par value, nil authorized, issued and outstanding as of December 31, 2011 and 2012, 16,173,838 shares authorized, issued and outstanding as of December 31, 2013; redemption value of nil, nil and RMB430,423 as of December 31, 2011, 2012, and 2013, respectively; liquidation value of nil, nil and RMB365,814 as of December 31, 2011, 2012 and 2013, respectively)	—	—	309,309	51,095

Total of mezzanine equity	101,190	235,736	691,349	114,204

Shareholders’ (deficit)/equity:
Ordinary shares (USD0.000002 par value, 450,183,253, 421,447,840 and 405,274,002 shares authorized, 50,000,000 shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	1	1	1	—
Additional paid-in capital	—	—	—	—
Accumulated (deficit)	(33,077)	(105,556)	(300,363)	(49,617)
Accumulated other comprehensive loss	(1,063)	(2,104)	(4,625)	(764)

Total shareholders’ (deficit)	(34,139)	(107,659)	(304,987)	(50,381)

Total liabilities, mezzanine equity and shareholders’ (deficit)	71,563	138,724	428,870	70,845

CHUKONG HOLDINGS LIMITED

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and share related data)

	For the Years Ended December 31
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)
Revenues	1,257	4,724	11,603	1,917
Cost of revenues(1)	—	763	668	110

Gross profit	1,257	3,961	10,935	1,807

Operating expenses(1):
Sales and marketing expenses	8,884	8,703	14,643	2,419
Research and development expenses	4	276	—	—
General and administrative expenses	1,853	4,569	2,288	378

Total operating expenses	10,741	13,548	16,931	2,797

Loss from operations	(9,484)	(9,587)	(5,996)	(990)

Other (expenses)/income:
Interest (expenses)/income, net	(38)	58	(110)	(18)
Investment loss	(16,775)	(35,505)	(52,723)	(8,710)
Others, net	687	(662)	594	97
Beneficial conversion charges on convertible notes	(359)	—	—	—
Fair value changes in warrant liability	(2,895)	(6,413)	(30,071)	(4,967)

Loss before tax	(28,864)	(52,109)	(88,306)	(14,588)

Income taxes benefit/(expenses)	—	—	—	—

Net loss	(28,864)	(52,109)	(88,306)	(14,588)

Accretions to preferred shares redemption value	(6,091)	(25,038)	(114,983)	(18,994)
Deemed dividends to preferred shareholders	(601)	—	—	—

Net loss attributable to ordinary shareholders	(35,556)	(77,147)	(203,289)	(33,582)

Net loss	(28,864)	(52,109)	(88,306)	(14,588)
Foreign currency translation adjustment, net of nil tax	(1,063)	(1,041)	(2,521)	(416)

Comprehensive loss	(29,927)	(53,150)	(90,827)	(15,004)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,000,000	5,000,000	27,042,808	27,042,808
Net loss per share attributable to ordinary shareholders – basic and diluted	(7.11)	(15.43)	(7.52)	(1.24)

CHUKONG HOLDINGS LIMITED

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and share related data)

	For the Years Ended December 31
	2011 (RMB)	2012 (RMB)	2013 (RMB)	2013 (USD)
Cash flows used in operating activities	(10,083)	(18,083)	(14,628)	(2,416)

Cash flows from investing activities
Investments in subsidiaries and VIEs	(17,434)	(34,817)	(25,068)	(4,141)
Loan to subsidiaries and VIEs	(4,789)	(47,393)	(127,195)	(21,011)
Purchase of property and equipment, and intangible assets	(39)	(339)	(1,605)	(265)

Net cash used in investing activities	(22,262)	(82,549)	(153,868)	(25,417)

Cash flows from financing activities
Proceeds from issuance of convertible note	3,242	—	—	—
Proceeds from issuance of Series A warrants	719	—	—	—
Proceeds from issuance of Series A Preferred Shares (net of issuance cost of RMB258)	6,829	—	—	—
Proceeds from issuance of Series B Preferred Shares (net of issuance cost of RMB1,929)	84,434	—	—	—
Proceeds from issuance of Series C Preferred Shares (net of issuance cost of RMB4,603)	—	109,508	—	—
Proceeds from exercise of Series A warrants	—	—	1,835	303
Proceeds from issuance of Series D Preferred Shares (net of issuance cost of RMB7,586)	—	—	299,531	49,479

Net cash provided by financing activities	95,224	109,508	301,366	49,782

Effect of exchange rate changes on cash and cash equivalents	(51)	(435)	(1,531)	(253)

Net change in cash and cash equivalents	62,828	8,441	131,339	21,696

Cash and cash equivalents at the beginning of the year	—	62,828	71,269	11,772

Cash and cash equivalents at the end of the year	62,828	71,269	202,608	33,468

Non-cash supplemental financing activities
Accretion to preferred shares redemption value	6,091	25,038	114,983	18,994
Deemed dividends to preferred shareholders	601	—	—	—
Conversion of convertible note to Series B Preferred Shares	3,235	—	—	—
Reclassification of warrant liability to Series A Preferred shares upon the exercise of Series A warrant	—	—	39,264	6,486

CHUKONG HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and share related data)

	As of
	December 31, 2013 (RMB)	March 31, 2014 (RMB)	March 31, 2014 (USD)	March 31, 2014 (RMB)
				(pro forma)
				(Note 15)
ASSETS
Current assets:
Cash and cash equivalents	330,558	278,620	44,820	278,620
Accounts receivable, net	132,269	199,045	32,019	199,045
Due from related parties	674	500	80	500
Prepayments and other current assets	65,589	92,822	14,932	92,822

Total current assets	529,090	570,987	91,851	570,987

Non-current assets:
Equity investments	24,452	23,618	3,799	23,618
Property and equipment, net	20,248	21,007	3,379	21,007
Intangible assets, net	16,238	31,243	5,026	31,243
Goodwill	15,884	15,884	2,555	15,884
Other non-current assets	10,218	12,568	2,022	12,568
Due from related parties	—	2,772	446	2,772

Total non-current assets	87,040	107,092	17,227	107,092

Total assets	616,130	678,079	109,078	678,079

Current liabilities:
Accounts payable	122,587	178,649	28,738	178,649
Deferred revenues	37,427	31,004	4,987	31,004
Customer advances	2,007	2,739	441	2,739
Taxes payable	1,503	1,006	162	1,006
Salary and welfare payable	33,310	25,936	4,172	25,936
Due to related parties	22,227	21,255	3,419	21,255
Accrued expenses and other current liabilities	10,183	14,137	2,274	14,137

Total current liabilities	229,244	274,726	44,193	274,726

Long-term liabilities:
Deferred tax liabilities, non-current	524	479	77	479

Total long-term liabilities	524	479	77	479

Total liabilities	229,768	275,205	44,270	275,205

Total mezzanine equity	691,349	765,609	123,160	—

Shareholders’ (deficit):
Ordinary shares	1	1	—	2
Additional paid-in capital	—	—	—	765,608
Accumulated deficit	(300,363)	(359,938)	(57,901)	(359,938)
Accumulated other comprehensive loss	(4,625)	(2,798)	(450)	(2,798)

Total shareholders’ (deficit)	(304,987)	(362,735)	(58,351)	402,874

Total liabilities, mezzanine equity and shareholders’ (deficit)	616,130	678,079	109,078	678,079

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHUKONG HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(All amounts in thousands, except for share and share related data)

	For the three months ended,
	March 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	USD
Revenues	105,063	237,447	38,197
Cost of revenues (including content fee paid to related parties of RMB33 and RMB11,378 for the three months ended March 31, 2013 and 2014, respectively)	56,209	119,685	19,253

Gross profit	48,854	117,762	18,944

Operating expenses:
Research and development expenses	20,684	36,954	5,945
Selling and marketing expense	14,828	50,220	8,079
General and administrative expenses	7,564	17,021	2,738

Total operating expenses	43,076	104,195	16,762

Operating profit	5,778	13,567	2,182

Other income/(expenses):
Interest income /(expenses), net	80	316	51
Investment loss	(800)	(834)	(134)
Others, net	(136)	(187)	(30)
Fair value changes in warrant liability	(3,729)	—	—

Profit before tax	1,193	12,862	2,069

Income tax benefits/(expenses)	45	(112)	(18)

Net income	1,238	12,750	2,051

Accretions to preferred shares redemption value	(14,514)	(74,749)	(12,024)

Net loss attributable to ordinary shareholders	(13,276)	(61,999)	(9,973)

Net income	1,238	12,750	2,051

Foreign currency translation adjustment, net of nil tax	(202)	1,827	294

Comprehensive income	1,036	14,577	2,345

Weighted average number of ordinary shares used in computing basic earnings per share	5,000,000	50,000,000	50,000,000
Net loss per ordinary share attributable to ordinary shareholders-basic and diluted	(2.66)	(1.24)	(0.20)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHUKONG HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and share related data)

	For the three months ended,
	March 31, 2013 (RMB)	March 31, 2014 (RMB)	March 31, 2014 (USD)
Cash flows from operating activities:
Net income	1,238	12,750	2,051
Adjustments for:
Share-based compensation expenses	695	2,424	390
Depreciation and amortization expenses	991	5,984	963
Impairment of prepaid royalty fees	—	2,434	392
Deferred taxation	(45)	(45)	(7)
Change in the fair value of warrant liability	3,729	—	—
Investment loss	800	834	134
Exchange gain	—	247	39
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable, net	(42,187)	(66,564)	(10,708)
Prepayments and other current assets	(12,551)	(29,161)	(4,691)
Due from related parties	(604)	174	28
Accounts payable	23,753	46,573	7,492
Due to related parties	(1,664)	(972)	(156)
Taxes payable	2,009	(517)	(83)
Customer advances and deferred revenues	691	(5,778)	(929)
Salary and welfare payable	1,366	(7,377)	(1,187)
Accrued expenses and other current liabilities	1,729	3,650	587
Other non-current assets	(4,034)	(5,547)	(892)

Net cash used in operating activities	(24,084)	(40,891)	(6,577)
Cash flows from investing activities:
Purchase of property and equipment	(3,631)	(3,317)	(534)
Purchase of intangible assets	(30)	(5,901)	(949)
Cash paid for equity investments	(122)	—	—
Cash paid for loan to related party	—	(2,772)	(446)

Net cash used in investing activities	(3,783)	(11,990)	(1,929)

Cash flows from financing activities:
Issuance costs for Series D Preferred Shares	—	(489)	(79)

Net cash used in financing activities	—	(489)	(79)

Effect of exchange rate changes on cash and cash equivalents	(101)	1,432	230

Net decrease in cash and cash equivalents	(27,968)	(51,938)	(8,355)

Cash and cash equivalents at the beginning of the year	110,926	330,558	53,175
Cash and cash equivalents at the end of the year	82,958	278,620	44,820

Supplemental disclosure of non-cash investing and financing activities
Accretions to preferred shares redemption value	14,514	74,749	12,024
Intangible assets in accounts payable	—	10,029	1,613
Reclassification of released licensed game from other non-current assets to intangible assets	—	5,808	934

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

1. Organization and principal activities

Chukong Holdings Limited (the “Company”), through its consolidated subsidiaries and variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”), is primarily engaged in mobile game development and operations on iOS and Android mobile operating systems.

Details of the Company’s subsidiaries, VIEs and VIE’s subsidiaries are as  follows as of March 31, 2014:

	Date of acquisition/ incorporation	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries: Directouch Management Limited (Chukong HK)	December 14, 2010	Hong Kong	100%
Beijing Chukong Aipu Technology Co., Ltd (Chukong Beijing)	April 2, 2011	PRC	100%
PunchBox USA Inc. (Chukong USA)	October 17, 2011	USA	100%
Chukong Technology Korea, Inc. (Chukong Korea)	August 16, 2013	Korea	100%
Grand Information Investment Limited	October 23, 2013	BVI	100%
Perfect Information Investment Limited	October 25, 2013	BVI	100%

VIEs:
Beijing Wan’ai Internet Technology Co., Ltd (Beijing Wan’ai)	July 9, 2007	PRC	100%
Beijing Chukong Technology Co., Ltd (Chukong Technology)	April 7, 2010	PRC	100%
Beijing Tiansheng Chengye Information Technology Ltd (Tiansheng Chengye)	April 15, 2013	PRC	100%

VIE’s subsidiaries:
Xiamen Yaji Software Co., Ltd (Xiamen Yaji)	November 30, 2012	PRC	100%
Chengdu Chukong Technology Co., Ltd	January 30, 2013	PRC	100%
Shanghai Chukong Technology and development Co., Ltd	February 25, 2014	PRC	100%

History of the Group and basis of presentation

The Group started operations on April 7, 2010 when Chukong Technology was established in China. In order to facilitate foreign investment in Chukong Technology, Directouch Holdings Limited, was incorporated in the Cayman Islands on November 29, 2010 and subsequently changed its name to Chukong Holdings Limited in January 2014. On December 14, 2010, Chukong Holdings Limited established Chukong HK, a wholly owned subsidiary, in Hong Kong and a wholly owned subsidiary in the U.S., Chukong USA, on October 17, 2011. Subsequently, Chukong HK established a wholly owned PRC subsidiary Chukong Beijing, on April 2, 2011, a wholly owned subsidiary in Korea, Chukong Korea, on August 16, 2013, and two wholly owned subsidiaries in British Virgin Islands, Grand Information Investment Limited and Perfect Information Investment Limited on October 23 and October 25, 2013, respectively.

To comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Group provides substantially all of its services in China through its VIEs, namely Beijing Wan’ai, Chukong Technology and Tiansheng Chengye, which hold the internet value-added

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

service license and approvals to provide such internet content services in the PRC. The equity interests of the Company’s VIEs are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”). The Company obtained control over the VIEs through Chukong Beijing by entering into a series of contractual arrangements with the VIEs and the Nominee Shareholders of the VIEs. Under these contractual agreements, the Group or its designee has the exclusive right to acquire the ownership of the VIEs for a nominal consideration, or an adjusted price based on appraisal if required by the PRC laws, when permitted by PRC laws and regulations at the request of the Group any time. All voting rights of the VIEs are assigned to the Group and the Group has the right to appoint all directors and senior management personnel of the VIEs. In addition, all shareholders of the VIEs have pledged their shares in the VIEs as collateral. As a result, the Company enjoys substantially all of the risks and rewards of ownership of the VIEs and exercises controls over the VIEs along with their subsidiaries. Management concluded the Company is the ultimate primary beneficiary of the VIEs. As such, the Group consolidated the VIEs and their subsidiaries in the Group’s consolidated financial statements.

Risks in relation to the VIE structure

The Group believes that the contractual arrangements among Chukong Beijing, the VIEs and their Nominee Shareholders are in compliance with PRC laws and regulations, and are legally binding and enforceable. The Nominee Shareholders of the VIEs are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

The Company’s ability to control the VIEs also depends on the power of attorney Chukong Beijing has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure and contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these government actions may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs and through the VIEs’ equity interest in their

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIEs’ subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

Under the contractual arrangements with the VIEs and through the VIEs’ equity interest in their subsidiaries, the Group has the power to direct activities of the VIEs and VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and VIEs’ subsidiaries. Therefore the Group considers that there is no asset of the VIEs and VIEs’ subsidiaries that can be used only to settle their obligations. As the Group’s VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the Group’s VIEs and VIEs’ subsidiaries.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

Liquidity

The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group assesses its liquidity by its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on cash from investors, to fund its operations and capital expansion needs. Management believes that the Group can continue as a going concern in the next twelve months with cash generated from operating activities or financing activities.

2. Principal accounting policies

The accompanying interim condensed consolidated balance sheets as of December 31, 2013 and March 31, 2014, the interim condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2013 and March 31, 2014, and the interim condensed consolidated statements of cash flows for the three months ended March 31, 2013 and March 31, 2014 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of its financial position as of March 31, 2014, its results of operations for the three months ended March 31, 2013 and March 31, 2014 and its cash flows for the three months ended March 31, 2013 and March 31, 2014. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the three years ended December 31, 2013 and related notes.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

a. Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

b. Use of estimates

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates in the Group’s unaudited interim condensed consolidated financial statements mainly include estimated player pay life for mobile games revenue recognition, useful life of property and equipment and intangible assets, assessment for the impairment of long-live assets, intangible assets and goodwill, the valuation and recognition of share-based compensation and accretions to preference shares redemption values, and re-measurement of warrant liability.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

c. Convenience translation

Translations of balances in the Unaudited Interim Condensed Consolidated Balance Sheets, Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income and Unaudited Interim Condensed Consolidated Statements of Cash Flows from RMB into USD as of March 31, 2014 are solely for the convenience of the readers and were calculated at the rate of USD1.00 = RMB6.2164, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on March 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2014, or at any other rate.

d. Prepaid royalty fees

The Group’s royalty expenses consist of fees that it pays to content owners for the use of their intellectual property, primarily developed games. Royalty-based obligations are either paid in advance and capitalized on the balance sheet as prepaid royalties or accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues at the greater of the revenues derived from the relevant game multiplied by the applicable contractual rate or an effective royalty rate based on expected game revenues.

On quarterly basis, the Group evaluates the realization of its prepaid royalties to determine amounts that it deems unlikely to be realized through mobile game operations. The Group uses significant unobservable input (Level 3) of estimated revenues, cash flows and net margins to evaluate the future realization of prepaid royalties. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated sales levels, as well as other qualitative factors such as the success of similar games and similar genres on mobile devices for the Group and its competitors. To the extent that this evaluation indicates that the remaining prepaid royalties are not recoverable, the Group records an impairment charge to cost of revenues of nil and RMB2,434 during the three months ended March 31, 2013 and 2014, respectively.

e. Revenue

The Group generates revenues primarily from mobile games and online advertising. Mobile games are played on smartphones, tablets and other mobile devices. Online advertising revenues are primarily generated from advertising services.

Mobile games

The Group publishes its self-developed and licensed mobile games to the end users through distribution channels, such as the iOS App Store, 360 Mobile Assistant and etc., (the “distribution channels”). Through these distribution channels, users can download the Group’s games, pay to unlock the in-game features or acquire game points which can be used to purchase in-game virtual items.

The Group evaluates revenue recognition based on the criteria set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition and ASC 985-605, Software: Revenue Recognition. The Group recognizes revenues from mobile games when 1) persuasive evidence of an arrangement exists, 2) the service has been delivered, 3) the fee is fixed or determinable, and 4) the collection of the resulting receivable is probable. The Group classifies the mobile game revenues as Single- player game revenues and Multi-player game revenues.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

(1) Single player games

The Group generates single player game revenues from the sale of self-developed and licensed single player games through distribution channels. The Group operates the majority of the single player games under a free-toplay model. Revenues from pay-per-installation games were immaterial, which was recognized upon the installation by players.

Under the free-to-play model, the players can download the games to their mobile devices free of charge, with all functionalities of the game being fully delivered to their devices upon such a download. Players can then play the games on their devices without Internet connection. At players’ discretion, in-game purchase is available via various payment channels to enhance players’ game experience, such as unlocking an in-game premium feature. In-game purchases are not refundable. The fulfillment of in-game purchase requires connection to the Internet. However, once the players confirm their purchase requests, the purchased feature is automatically unlocked in the downloaded game through electronic command executed by the payment channel. Future play and use of the purchased features does not require online connectivity or involvement of the Group. The Group does not host online servers in order for game players to play the game or utilize the purchased features.

For the games where the Group is acting as the principal in selling the single player games to customers (see Principal Agent consideration within this section), the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased features. Therefore, the Group recognizes revenue from sales of single player games upon the purchase of in-game features by the game players.

(2) Multi-player games

The Group generates multi-player game revenues from the sale of game points that can be redeemed in the game for virtual items of self-developed and licensed multi-player games on smartphones and tablets. The Group primarily operates multi-player games under a free-to-play model.

Under the free-to-play model, players can download games free of charge from distribution channels. Playing the multi-player games requires real time connection to online game servers, where all user information is stored, including user accounts, game playing contents, player’s in-game purchase data, etc. Game players cannot play the game on their devices locally without connecting to the Internet, the application downloaded on players’ device is similar to a portal to access the online game server. Game servers for multi-player mobile game services are hosted by either the Group or the game developers. At players’ discretion, they may purchase game points via various payment channels to enhance their game-playing experience. Game points in the players’ accounts are not refundable once charged.

For the games where the Group is acting as the principal in providing multi-player mobile game services to customers (see Principal Agent consideration within this section), the Group has determined that an implied obligation exists to the players who purchased game points to gain an enhanced game-playing experience over the average playing period of the paying players, and accordingly, recognize the revenues ratably over the estimated average playing period of these paying players starting from the point in time when game points are delivered to the players’ accounts, and all other revenue recognition criteria are met.

The estimated average playing period of the paying players (“estimated player pay life”), is the average playing period of all paying players between the first time the players charge game points into their accounts and the last date these paying players would play the game. In determining the last date the paying players would

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

play the game, the Group, as of the assessment date, categorizes the paying players into two groups, active and inactive players, basing on a study of the historical log in behaviors conducted for all of the existing paying players. For the players that remain active as of the assessment date, the Group estimated that the players will continue to remain active for a period of time. The estimate of the active paying players’ future active period is developed by the Group by analyzing the historical mobile game operating data, as well as making reference to the common practices in industry.

The Group tracks each of the paying players’ purchase and log in history for each significant game to estimate the average playing period of the game. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics. The estimated player pay life ranging from four to six months during the periods presented is determined from one game that has sufficient historical operating data. The same estimated player pay life was applied to other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics, such as game genre and playing method, and in playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games’ operation periods change, sufficient individual game data becomes available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in the Group’s estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause its operating results to fluctuate.

(3) Principal Agent Consideration

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group evaluates agreements with distribution channels, payment channels (mobile carriers or third-party payment systems), game developers, and game players, in order to determine whether or not the Group acts as the principal or as an agent in the arrangement respectively, which it considers in determining if relevant revenues should be reported gross or net. The assessment is performed for the Group’s self-developed mobile games and mobile games licensed from third party developers.

a. Third party licensed games

The Group operates some mobile games licensed from third party developers. Revenues from games developed by third parties are shared between the Group and the game developers based on a predetermined percentage for each game. These revenue-sharing contracts typically last one to two years.

Pursuant to the licensing contracts signed between the Group and the third party developers, the Group’s responsibilities in operating the licensed games vary game-by-game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service, (iv) has involvement in the determination of product and service specifications.

For the game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, the Group considered itself the principal in

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

these arrangements. Accordingly, the Group records mobile games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

For the game license arrangements under which the Group’s responsibilities are limited to publishing, providing payment solutions and game operating advices, the Group views the game developers to be its customers and considers itself the agent in the arrangements. Accordingly, the Group records mobile games revenues from these third party licensed games, net of fees paid to third parties upon the provision of service.

b. Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

Online advertising

Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platform. The Group enters into cost-per-click (“CPC”), cost-per-activation (“CPA”) and cost-per-mille (“CPM”) arrangements for promoting applications, under which it bills its customers based on the volume of end users who click the advertisement (for “CPC” arrangements), who click and activate the application (for “CPA” arrangements) and based on the number of times the advertisement display on the platform (for “CPM” arrangements). Revenue is recognized based on the volume delivered at the pre-agreed unit price. The Group also enters into pay-for-time contracts, under which the Group bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages. Revenue is recognized ratably over the period the advertisement is displayed.

Cash payments received in advance of the Group’s performance of advertising services are recorded as “Customer advances” on the Unaudited Interim Condensed Consolidated Balance Sheets.

f. Cost of revenues

Cost of revenues primarily consists of distribution fees paid to distribution channels for publishing and distribution of the Group’s mobile games, payment processing fees paid to payment channels for processing the payments from game players, and content fees in the form of license fees and royalties paid to third-party game developers for the licensed games. These costs are expensed as incurred except for the direct and incremental distribution fees and commissions fees as well as royalties to developers are capitalized as “prepayment and other current assets” in the consolidated balance sheets in relation to the deferral of mobile game revenues as described above, which are recognized as “cost of revenues” in the period in which the related revenues are recognized in the consolidated statements of operations and comprehensive income.

The indirect costs, such as server and bandwidth costs, staff costs involved in the mobile games operations, depreciation of property and equipment, and amortization of intangible assets, are expensed as incurred or over the estimated useful lives of the related assets. The Group has adopted the gross presentation for value-added tax (“VAT”) and business tax, VAT and business tax are included in revenues and cost of revenues. See Note 6 for more details regarding VAT and business tax.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

g. Advertising expenses

Advertising expenses are expensed as incurred and are recorded as a component of sales and marketing expenses in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive income. The Group incurred advertising expenses of RMB7,531 and RMB31,123 for the three months ended March 31, 2013 and 2014.

h. Share-based compensation

All share-based awards to employees and directors, including share options and ordinary shares awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

i. Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

j. Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion to redemption value of the preferred shares (see Note 7), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Unvested restricted ordinary shares, even if legally issued and outstanding, are excluded from the weighted average shares outstanding for the calculation of basic earnings (loss) per share. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

k. Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

3. Accounts receivable, net

	As of
	December 31, 2013	March 31, 2014
	RMB	RMB
Mobile games related	129,728	194,384
Online advertising customers	2,541	4,661

Total	132,269	199,045

The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of debtors. The Group recognized nil bad debt expenses for periods presented.

4. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of
	December 31, 2013	March 31, 2014
	RMB	RMB
Deferred game costs	24,693	20,373
Prepaid royalty fees	11,927	30,852
Rental and deposits	9,884	15,078
Loan receivable	7,500	7,500
Promotion fee	5,207	7,648
Prepaid advertising costs	2,665	5,613
Employee advance	666	2,074
Others	3,047	3,684

Total	65,589	92,822

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

5. Accounts payable

The following is a summary of accounts payable:

	As of
	December 31, 2013	March 31, 2014
	RMB	RMB
Royalty fees payable	42,458	65,743
Distribution fees payable	59,954	80,402
Marketing promotion fees payable	17,807	16,745
License fees payable	1,167	10,529
Others	1,201	5,230

Total	122,587	178,649

6. Taxation

a. Transition from PRC Business Tax to PRC Value Added Tax

A Pilot Program for transition from Business Tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1,2013, all regions in China have launched the pilot program.

b. Business Tax and VAT

Prior to the pilot program, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China were subject to Business Tax of 5% and related surcharges on revenues from mobile game and online advertising. Business tax and the related surcharges are recognized when the revenue is earned.

After the launch of the pilot program, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China are subject to 3% or 6% VAT for revenues from mobile game and online advertising.

c. Income taxes

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

PunchBox USA Inc. is generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction.

Korea

Chukong Technology Korea, Inc. is subject to corporate income tax rates ranging from 10% to 20%.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a Corporate Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. Companies that qualify as software enterprises are exempt from PRC income tax for two years and subject to a preferred income tax rate of 12.5% for the following three years, starting from the first profit making year. Chukong Beijing, Chukong Technology and Xiamen Yaji are software enterprises, and are eligible for such preferential tax treatment commencing from each of their first profit-making year. Chukong Beijing and Chukong Technology are expected to achieve cumulative taxable income for the year ending December 31, 2014.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes.

The components of (loss)/income before income taxes and the components of income taxes are as follows:

	For the three months ended
	March 31, 2013		March 31, 2014
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB
(Loss)/income before income tax expenses	(6,942)	8,135	(19,841)	32,703

Current income tax expenses	—	—	157	—
Deferred income tax expenses/(credits)	—	(45)	—	(45)

Income tax (benefit)/expenses	—	(45)	157	(45)

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

7. Preferred shares

As of December 31, 2013 and March 31, 2014 , the preferred shares are comprised of the following:

Series	Issuance Date	Shares authorized	Shares Issued	Shares outstanding	Issue Price per Share	Proceeds from Issuance
					USD	USD
A	April 13, 2011	17,857,150	14,285,700	14,285,700	0.084	1,200
A	December 23, 2013*	17,857,150	3,571,450	3,571,450	0.084	300
B	August 18, 2011	31,959,597	31,959,597	31,959,597	0.440	14,006
C	August 28, 2012	28,735,413	28,735,413	28,735,413	0.626	18,000
D	October 18, 2013	16,173,838	16,173,838	16,173,838	3.091	50,000

*	In December 2013, upon the exercise of the Series A Warrants, the Company issued 3,571,450 shares of Series A Preferred Shares for a consideration of RMB1,835.

The Group has classified the Series A, Series B, Series C and Series D Preferred Shares in the mezzanine section of the consolidated balance sheets because they are contingently redeemable. In addition, the Group records accretion on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates.

The Group has determined that conversion and redemption features embedded in the preferred shares are not required to be bifurcated and accounted for as a derivative.

The Group has determined that there was no beneficial conversion feature attributable to any of the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s common shares determined by the Group with the assistance from an independent valuation firm.

The Group accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Company’s Preferred Shares activities for the three months ended March 31, 2013 and 2014 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Total
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Amount RMB
Balance as of December 31, 2012	14,285,700	11,843	31,959,597	108,126	28,735,413	115,767	—	—	235,736
Preferred Shares redemption value accretion	—	1,813	—	6,247	—	6,454	—	—	14,514

Balance as of March 31, 2013	14,285,700	13,656	31,959,597	114,373	28,735,413	122,221	—	—	250,250

Balance as of December 31, 2013	17,857,150	67,176	31,959,597	153,940	28,735,413	160,924	16,173,838	309,309	691,349
Preferred Shares redemption value accretion	—	11,945	—	24,417	—	23,313	—	15,074	74,749
Issuance costs	—	—	—	—	—	—	—	(489)	(489)

Balance as of March 31, 2014	17,857,150	79,121	31,959,597	178,357	28,735,413	184,237	16,173,838	323,894	765,609

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

8. Warrants

On April 13, 2011, in conjunction with the issuance of the Series A Preferred Shares, the Company issued 3,571,450 warrants to purchase Series A Preferred Shares (“Share A warrants”) with an exercise price of USD0.084 per share. The Series A warrants were exercisable at any time until the third anniversary from the date of issuance.

The Series A warrants were considered freestanding financial instruments that, upon exercise, will result in delivery of equity shares that may require the Company to transfer assets. Accordingly, the Series A Warrants were classified as a liability on the Group’s consolidated balance sheets for the years ended December 31, 2012. The Series A Warrants were initially recorded at fair value and were subsequently marked to market at each reporting period end with changes in fair value recognized in earnings. On December 23, 2013, upon the holder’s exercise of the Series A Warrants, the Company issued 3,571,450 shares of Series A Preferred Shares for a consideration of RMB1,835.

The activity of Series A warrants are summarized in the following table:

Balance as of December 31, 2012	9,906
Change in fair value of Series A Warrants	3,729
Effect of currency translation adjustment	(31)

Balance as of March 31, 2013	13,604

9. Ordinary shares

The Company was incorporated in the Cayman Islands in November 2010. The Company is authorized to issue a maximum of 500,000,000 shares with a par value of USD0.000002 per share, comprised of 405,274,002 ordinary shares and 94,725,998 preferred shares as of March 31, 2014.

10. Share incentive plan

Share incentive plan

In April 2011, the Group authorized an employment-related stock incentive plan (the “2011 Plan”), through which 7,142,850 shares of ordinary shares were reserved to be issued to any qualified employees, as determined by the Board, with the contractual term of 10 years.

In June 2013, the Group authorized another employment-related stock incentive plan (the “2013 Plan”), under which 3,400,000 shares of ordinary shares were newly reserved to be issued for future issuance. In addition, any shares subject to stock options granted under the 2011 Plan and outstanding on the date of adoption of the 2013 Plan that expire or for any reason are cancelled or terminated will be available for grant and issuance under the 2013 Plan. The 2013 Plan has the contractual term of 10 years. In October, 2013, upon the issuance of Series D Preferred Shares, the Company’s shareholders approved an amendment to the 2013 Plan that reserved an additional 4,852,151 shares of ordinary shares.

Share options

In December 2011, the Group granted 3,980,443 options with an exercise price of USD0.147 per share under the 2011 Plan to certain key management and employees. In December 2012, in connection with the step acquisition of Xiamen Yaji, the Group granted 3,091,000 options with an exercise price of USD0.10 per

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

share under the 2011 Plan. On June 30, 2013, the Group cancelled 500,000 options granted to Xiamen Yaji employees. The cancellation was treated as a settlement for no consideration and all remaining unrecognized compensation costs were accelerated and recognized as share based compensation expenses. In July 2013, the Group granted 3,428,824 options with an exercise price of USD0.24 per share under the 2013 Plan to certain key management and employees. In October 2013, the Group granted 2,132,700 options with an exercise price of USD0.77 per share under the 2013 Plan to certain key management and employees.

In January 2014, the Group granted 53,140 options with an exercise price of USD0.77 per share and 836,490 options with an exercise price of USD1.03 per share under the 2013 Plan to certain key management and employees.

The options were to be vested in two methods depending on the time when the grantees were hired by the Group:

i. One fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

ii. One half (1/2) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 12 equal monthly installments.

The Group estimated the fair value of share options using the Binominal option pricing model with the assistance from an independent valuation firm. The weighted average grant date fair value of options granted for the three months ended March 31, 2014 was USD1.283 per share.

Restricted shares

In addition to share options, in October 2013, the Group awarded 550,000 restricted shares under the 2013 Plan to an executive officer.

Founders’ shares

In April 2011, the Company’s two founding shareholders, who are also employees, entered into an arrangement with the investor in conjunction with the issuance of Series A Preferred Shares, whereby all of their 45,000,000 ordinary shares (“Founders’ shares”) became subject to transfer restrictions. In addition, such Founders’ shares are subject to repurchase by the Company upon termination of employment. The repurchase price is the par value of the ordinary shares. This arrangement has been accounted for as a reverse stock split followed by a grant of restricted stock awards subject to service vesting conditions. The computation of basic and diluted EPS has been adjusted retrospectively to reflect the change for all periods presented. The Founders’ shares were to be vested over four years, fifty percent of which shall vest and become exercisable upon the second anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 equal monthly installments. In October 2013, the Board of Directors of the Group approved the acceleration of vesting schedule of Founders’ shares, all Founders’ shares held by the two founding shareholders became fully-vested immediately, unrecognized compensation expenses amounting to RMB2,052 was immediately recognized accordingly.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

Share-based compesation expenses were allocated to cost of revenues and operating expenses for periods presented as follows:

	For the three months ended,
	March 31, 2013 (RMB)	March 31, 2014 (RMB)
Cost of revenues	—	—
Sales and marketing expenses	25	434
Research and development expenses	279	747
General and administrative expenses	391	1,243

11. Net loss per share

The calculation of the net loss per share is as follows:

	For the three months ended
	March 31, 2013 (RMB)	March 31, 2014 (RMB)
Numerator:
Net income	1,238	12,750
Series A Preferred Shares accretion	1,813	11,945
Series B Preferred Shares accretion	6,247	24,417
Series C Preferred Shares accretion	6,454	23,313
Series D Preferred Shares accretion	—	15,074

Numerator for basic and diluted net loss per share	(13,276)	(61,999)

Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	5,000,000	50,000,000
Basic and diluted net loss per share attributable to the Company’s ordinary shareholders	(2.66)	(1.24)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the three months ended March 31, 2013 and March 31, 2014, the share options, restricted shares, founders’ shares, preferred shares, and series A warrants were excluded from the calculation of diluted net loss per share as their effect was anti-dilutive.

The weighted average anti-dilutive shares were as follows:

	For the three months ended
	March 31, 2013	March 31, 2014
Share options	6,593,583	11,553,972
Restricted shares	—	550,000
Founders’ shares	45,000,000	—
Preferred shares	74,980,710	94,725,998
Series A warrants	3,571,450	—

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

12. Fair value measurement

The Group’s financial instruments include cash equivalents, accounts receivable, prepayments and other current assets, accounts payable, deferred revenues, customer advances, warrant liability, accrued expenses and other current liabilities.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and March 31, 2014:

		As of
Financial instruments	Fair value hierarchy	December 31, 2013 (RMB)	March 31, 2014 (RMB)
Assets
Cash and cash Equivalent:
Time deposits	Significant Other Observable Inputs (Level 2)	38,574	41,571

Total assets		38,574	41,571

Cash equivalents

The Group’s cash equivalents mainly consist of time deposits placed with banks with an original maturity of three months or less. The fair value of time deposits is determined based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term receivables and payables

Accounts receivable and prepayments and other assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, customers advances, accrued expenses and other current liabilities and deferred revenues are financial liabilities with carrying values that approximate fair value due to their short term nature.

The Group measures certain financial assets, including equity method investments and cost method investments, at fair value only if they were determined to be impaired on an other-than-temporary basis. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, are measured at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

13. Commitments and contingencies

Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements.

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Group recognizes rental expenses under such

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expenses and the cash paid for rent was recorded as prepaid rent or deferred rent. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through December 2016.

As of March 31, 2014, future minimum commitments under non-cancelable agreements were as follows:

	Remainder of 2014	2015	2016	2017	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Operating lease commitment	17,293	18,570	17,351	—	—	53,214
IDC commitment	3,042	—	—	—	—	3,042
Advertising commitment	11,990	—	—	—	—	11,990
Royalty and license fee	45,006	—	—	—	—	45,006

Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On January 26, 2014, Chukong Beijing and Chukong Technology received a complaint filed by two China-based companies with Guilin Municipal Intermediate People’s Court of Guangxi Zhuang Autonomous Region, alleging that the Group’s Fishing Joy series infringed their brand name, artworks copyrights and software copyrights. In addition to monetary relief of RMB97 million, including damages, fees and costs, the plaintiffs also requested the court to permanently enjoin the Group from operating the Fishing Joy series games. For the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, the Group derived 74%, 62%, 73% and 55% of its total revenues from the Fishing Joy series, respectively. On March 6, 2014, Guilin Municipal Intermediate People’s Court dismissed the Group’s motion to dismiss for lack of jurisdiction. The Group appealed such dismissal on March 24, 2014 to the Higher People’s Court of the Guangxi Zhuang Autonomous Region. Because the Group’s appeal on the issue of jurisdiction is still pending, no evidence has been submitted to the relevant court to evaluate the merit of this lawsuit. The Group believes the case is without merit and intends to vigorously defend itself in this lawsuit. Therefore, the Group cannot estimate when the final ruling on this lawsuit may be issued, nor can it determine the possibility whether a loss may be incurred or estimate the amount or range of reasonably possible losses.

The Group did not record any other legal contingencies as of March 31, 2014.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

14. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2014:

Company name	Relationship with the Group
Xiamen Yaji Software Co., Ltd.	Equity investee till November 30, 2012, and became the wholly owned subsidiary of the Group’s VIE starting November 30, 2012.
A-Kong Inc.	Joint Venture
Guangzhou Huolieniao Network Technology Co., Ltd.	Equity investee
Xiamen Motu Network Technology Co., Ltd.	Equity investee
Fujian Zhangyou Technology Co., Ltd	Equity investee
Beijing Holdfly Technology Co.	Equity investee
Mo Jie (Shen Zhen) Technology Co., Ltd.	Equity investee
Xiamen Mohuan Technology Co., Ltd	Equity investee
Xiamen Biyue Network Technology Co., Ltd	Equity investee
Mr. Gary Guanqun Liu	The Founder and COO of the Group

For the three months ended March 31, 2013 and March 31, 2014, significant related party transactions were as follows:

	For the three months ended
	March 31, 2013	March 31, 2014
	(RMB)	(RMB)
Royalty fees to Xiamen Motu Network Technology Co., Ltd.*	235	8,925
Development cost to Guangzhou Huolieniao Network Technology Co., Ltd.	124	1,080

Total	359	10,005

*	RMB6,831 was capitalized as “prepayment and other current assets-deferred game cost” in the unaudited interim condensed consolidated balance sheet as of March 31, 2014 in relation to the deferral of mobile game revenue.

As of December 31, 2013 and March 31, 2014, outstanding amounts due from/to related parties were as follows:

	As of
	December 31, 2013	March 31, 2014
	(RMB)	(RMB)
Investment payable to Mo Jie (Shen Zhen) Technology Co., Ltd	4,000	4,000
Due to Xiamen Motu Network Technology Co., Ltd for royalty fee	18,154	16,302
Due to Guangzhou Huolieniao Network Technology Co., Ltd for development fee	—	874
Others	73	79

Total	22,227	21,255

Loan to Guangzhou Huolieniao Network Technology Co., Ltd.	500	3,272
Others	174	—

Total	674	3,272

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

15. Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares

The unaudited pro-forma balance sheet information as of March 31, 2014 assumes the qualified IPO has occurred and presents an adjusted financial position as if the re-designation of all outstanding ordinary shares and the conversion of all outstanding Preferred Shares into Class B ordinary shares at the original conversion ratio occurred on March 31, 2014.

The unaudited pro-forma basic and diluted net loss per share reflecting the effect of the re-designation of all outstanding ordinary shares and conversion of all outstanding Preferred Shares into Class B ordinary shares are presented as follows as if the re-designation and conversion had occurred at the beginning of the period:

For the Three Months Ended March 31, 2014
RMB
Numerator:
Net loss attributable to ordinary shareholders	(61,999)
Pro forma effect of conversion of preferred shares	74,749

Numerator for pro forma basic and diluted net income per share	12,750

Denominator:
Weighted average number of ordinary shares outstanding	50,000,000
Pro forma effect of conversion of preferred shares	94,725,998

Denominator for pro forma basic net income per share	144,725,998
Dilutive effect of share options and restricted shares	8,796,786

Denominator for pro forma dilutive net income per share	153,522,784

Pro forma net income per ordinary share, basic:	0.09
Pro forma net income per ordinary share, diluted	0.08

16. Subsequent events

a) On April 18, 2014, the shareholders of the Company adopted a special resolution to approve the Fifth Amended and Restated Memorandum and Articles of Association (the “Post-IPO Memorandum and Articles of Association”), which will become effective upon completion of the Company’s initial public offering. The Post-IPO Memorandum and Articles of association contemplates a dual class voting structure, which will be implemented immediately prior to the completion of the initial public offering of the Company, when all of the outstanding shares prior to the completion of this initial public offering will be automatically redesignated or converted into Class B ordinary shares, and all ordinary shares to be issued in or after the completion of this offering will be Class A ordinary shares. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as may otherwise be required by law.

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

CHUKONG HOLDINGS LIMITED

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and share related data)

b) On April 18, 2014, the shareholders of the Company approved that, immediately upon the completion of the Company’s initial public offering, the authorized share capital of the Company is US$6,000 divided into 3,000,000,000 shares comprising of (i) 2,000,000,000 Class A ordinary shares of a par value of US$0.000002 each, (ii) 200,000,000 Class B ordinary shares of a par value of US$0.000002 each, and (iii) 800,000,000 shares of a par value of US$0.000002 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Company’s Post-IPO Memorandum and Articles of Association.

The Company has evaluated all subsequent events through April 28, 2014, the date the unaudited interim condensed consolidated financial statements were issued, and no additional items were noted that need to be disclosed.

触控科技
Chukong Technologies

COCOS2D-X

Cocoa China

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The post-offering amended and restated articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through fraud or dishonesty.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Type and Number of Securities	Consideration (US$)
Directouch Group Limited	November 29, 2010	22,500,000 ordinary shares	par value
Directouch Development Group Limited	November 29, 2010	22,500,000 ordinary shares	par value
Directouch Success Partners Limited	November 29, 2010	5,000,000 ordinary shares	par value
Northern Light Venture Capital II, Ltd.	April 15, 2011	14,285,700 Series A preferred shares	1,200,000
	August 18, 2011	8,095,960 Series B preferred shares	3,506,000
	August 28, 2012	7,822,418 Series C preferred shares	4,899,999.79
	October 18, 2013	485,215 Series D preferred shares	1,500,000
	December 23, 2013	3,571,450 Series A preferred shares	300,000
Sequoia Capital 2010 CV Holdco, Ltd.	August 18, 2011	10,227,273 Series B preferred shares	4,500,000
	August 28, 2012	2,713,900 Series C preferred shares	1,699,999.85
Steamboat Ventures V, L.P.	August 18, 2011	13,636,364 Series B preferred shares	6,000,000
	August 28, 2012	3,671,747 Series C preferred shares	2,299,999.76
	October 18, 2013	970,430 Series D preferred shares	2,999,999.07
GGV Capital IV L.P.	August 28, 2012	14,225,712 Series C preferred shares	8,911,053.57
	October 18, 2013	2,850,843 Series D preferred shares	8,813,130.12
GGV Capital IV Entrepreneurs Fund L.P.	August 28, 2012	301,636 Series C preferred shares	188,946.22
	October 18, 2013	60,448 Series D preferred shares	186,869.88
GGV CT Limited	October 18, 2013	646,954 Series D preferred shares	2,000,000
Brightfish Investment Ltd	October 18, 2013	11,159,948 Series D preferred shares	34,500,000
Participants of our 2011 Global Share Plan	December 21, 2011 to date	Option to purchase 5,312,476 ordinary shares	Not applicable
Participants of our 2013 Share Incentive Plan	July 6, 2013 to date	Option to purchase 6,389,768 ordinary shares	Not applicable
		550,000 restricted shares	Not applicable

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on April 28, 2014.

Chukong Holdings Limited

By:	/s/ Haozhi Chen
Name: Haozhi Chen Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on April 28, 2014.

Signature	Title

/s/ Haozhi Chen Haozhi Chen	Chairman and Chief Executive Officer (principal executive officer)

* Gary Guanqun Liu	Director and Chief Operating Officer

* Elton Haotian Jiang	Director

* Jennifer Zhengren Yan	Director

* Jenny Hong Wei Lee	Director

* Steve Hon Tang	Director

/s/ Jimmy Lai Jimmy Lai	Chief Financial Officer (principal financial and accounting officer)

*By:	/s/ Haozhi Chen
Name: Haozhi Chen Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Chukong Holdings Limited has signed this registration statement or amendment thereto in Menlo Park, California on April 28, 2014.

Authorized U.S. Representative

By:	/s/ Lei Zhang
Name: Lei Zhang
Title: President and General Manager Punch Box USA Inc.

Chukong Holdings Limited

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary shares

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Third Amended and Restated Shareholders Agreement, dated October 18, 2013

4.5†	Series D Preferred Share Purchase Agreement, dated September 13, 2013

5.1†	Form of Opinion of Travers Thorp Alberga regarding the validity of the ordinary shares being registered

8.1†	Form of Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.3†	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2011 Global Share Plan

10.2†	2013 Share Incentive Plan

10.3†	Form of Indemnification Agreement with the Registrant’s directors

10.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.5†	English translation of Exclusive Consulting and Services Agreement, between Chukong Beijing and Chukong Technology, dated April 13, 2011

10.6†	English translation of Business Operations Agreement, among Chukong Beijing, Chukong Technology and each shareholder of Chukong Technology, dated April 13, 2011

10.7†	English translation of Power of Attorney, between Chukong Beijing and each shareholder of Chukong Technology

10.8†	English translation of Equity Interest Pledge Agreement, among Chukong Beijing and each shareholder of Chukong Technology, dated April 13, 2011

10.9†	English translation of Equity Disposal Agreement, among Chukong Beijing, Chukong Technology and each shareholder of Chukong Technology, dated April 13, 2011

10.10†	English translation of Intellectual Property Transfer Agreement, between Chukong Beijing and Chukong Technology, dated April 13, 2011

10.11†	Amendment to Transfer Agreement of Intellectual Properties, between Chukong Beijing and Chukong Technology, dated November 29, 2013

Exhibit Number	Description of Document
10.12†	English translation of Intellectual Property Licensing Agreement, between Chukong Beijing and Chukong Technology, dated April 13, 2011

10.13†	English translation of Domain Names and Trademarks Pledge Agreement, between Chukong Beijing and Chukong Technology, dated April 13, 2011

10.14†	English translation of Exclusive Consulting and Services Agreement, between Chukong Beijing and Beijing Wan’ai, dated April 13, 2011

10.15†	English translation of Business Operations Agreement, among Chukong Beijing, Beijing Wai’ai and each of the shareholders of Beijing Wan’ai, dated April 13, 2011

10.16†	English translation of Power of Attorney, between Chukong Beijing and each shareholder of Beijing Wan’ai

10.17†	English translation of Equity Interest Pledge Agreement, among Chukong Beijing and each shareholder of Beijing Wan’ai, dated April 13, 2011

10.18†	English translation of Equity Disposal Agreement, among Chukong Beijing, Beijing Wan’Ai and each shareholder of Beijing Wan’ai, dated April 13, 2011

10.19†	English translation of Intellectual Property Transfer Agreement, between Chukong Beijing and Beijing Wan’ai, dated April 13, 2011

10.20†	English translation of Intellectual Property Licensing Agreement, between Chukong Beijing and Beijing Wan’ai, dated April 13, 2011

10.21†	English translation of Domain Names and Trademarks Pledge Agreement, between Chukong Beijing and Beijing Wan’ai, dated April 13, 2011

10.22†	Exclusive Business Cooperation Agreement, between Chukong Beijing and Tiansheng Chengye, dated November 15, 2013

10.23†	Equity Interest Pledge Agreement, among Chukong Beijing, Yan Jia, and Tiansheng Chengye, dated November 15, 2013

10.24†	Equity Interest Pledge Agreement, among Chukong Beijing, Yingtao Hou, and Tiansheng Chengye, dated November 15, 2013

10.25†	Exclusive Option Agreement, among Chukong Beijing, Yan Jia, and Tiansheng Chengye, dated November 15, 2013

10.26†	Exclusive Option Agreement, among Chukong Beijing, Yingtao Hou, and Tiansheng Chengye, dated November 15, 2013

10.27†	Loan Agreement, between Chukong Beijing and Yan Jia, dated November 15, 2013

10.28†	Loan Agreement, between Chukong Beijing and Yingtao Hou, dated November 15, 2013

10.29†	Power of Attorney, granted by Yan Jia to Chukong Beijing, and acknowledged by Tiansheng Chengye, dated November 15, 2013

10.30†	Power of Attorney, granted by Yingtao Hou to Chukong Beijing, and acknowledged by Tiansheng Chengye, dated November 15, 2013

10.31†	Cooperation Agreement, between China Mobile Group Jiangsu Co., Ltd. (a subsidiary of China Mobile) and Chukong Technology, dated July 9, 2012

10.32†	Payment Authority Agreement, Between China United Network Communications Limited Shanghai Branch (a subsidiary of China Unicom) and Chukong Technology, dated January 9, 2014

Exhibit Number	Description of Document
10.33†	Cooperation Agreement, between Dazzle Interactive Network Technologies Co., Ltd. (a subsidiary of China Telecom) and Chukong Technology, dated January 1, 2013

21.1†	Subsidiaries and affiliated entities of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

23.3†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

23.4†	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3†	Consent of iResearch Inc.

99.4†	Consent of Herman Yu

99.5†	Consent of Dongwei Yang

*	To be filed by amendment.
†	Previously filed.